Form 10-K, Exhibit 13
period 1995-12-31
S&T BANCORP INC
filed 1996-03-21
CIK 719220

FINANCIAL HIGHLIGHTS
S&T Bancorp, Inc and Subsidiaries
(in thousands, except per share data)

For The Year                        1995        1994          Change
Net Interest Income              $57,019     $53,308     $3,711        7%
Net Income                        20,469      18,444      2,025       11
Return on Average Assets            1.54%      1.49%       0.05%       3
Return on Average Equity           13.21       13.03       0.18        1
Per Share
Net Income                         $1.82       $1.63      $0.19       12%
Dividends Declared                  0.74        0.61       0.13       21
Book Value at December 31          14.85       12.57       2.28       18
Market Value at December 31        30.50       20.50      10.00       49
At Year End
Assets                        $1,400,702   1,304,803     95,899        7%
Net Loans                        960,881     910,077     50,804        6
Deposits                         979,625     903,240     76,385        8
Shareholders' Equity             166,947     141,587     25,360       18
Trust Assets (at market value)   416,281     346,949     69,332       20
Allowance for Loan Losses/
Total Loans                         1.63%       1.55%      0.08%      5
Nonperforming Loans/Total Loans     0.29        0.21       0.08       38


CONSOLIDATED BALANCE SHEETS
S&T Bancorp, Inc and Subsidiaries
(in thousands)

December 31                                    1995          1994
Assets
Cash and due from banks                       $39,852        $38,791
Interest-earning deposits with banks               51          3,824
Securities available for sale
  (carried at fair market value
  in 1995 and 1994)                           315,343        118,904
Investment securities (market value
  $36,284 in 1995 and $182,655 in 1994)        34,997        187,220
Loans                                         976,819        924,408
  Allowance for loan losses                   (15,938)       (14,331)
Net Loans                                     960,881        910,077
Premises and equipment                         14,795         14,690
Other assets                                   34,783         31,297
Total Assets                               $1,400,702     $1,304,803
Liabilities
Deposits
  Noninterest-bearing                         116,054        111,345
  Interest-bearing                            863,571        791,895
Total Deposits                                979,625        903,240
Securities sold under repurchase agreements   122,794        169,871
Federal funds purchased                           325         19,590
Long-term borrowing                            96,618         43,418
Other borrowed funds                              340            430
Other liabilities                              34,053         26,667
Total Liabilities                          $1,233,755     $1,163,216
Shareholders' Equity
Common stock ($2.50 par value)
  Authorized-25,000,000 shares in 1995
  and 15,000,000 in 1994
  Issued-11,820,944 shares in 1995
  and 1994                                     29,552         29,552
Additional Paid-in Capital                     11,009         10,217
Retained earnings                             111,980         99,824
Net unrealized holding gain
  on securities available for sale             21,928          8,406
Treasury stock (578,092 shares in 1995
  and 555,223 shares in 1994, at cost)         (7,182)        (5,982)
Deferred compensation                            (340)          (430)
Total Shareholders' Equity                    166,947        141,587
Total Liabilities and Shareholders' Equity $1,400,702     $1,304,803
See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME
S&T Bancorp, Inc and Subsidiaries
(in thousands, except per share data)

Year Ended December 31                         1995     1994     1993
Interest Income
Loans, including fees                       $85,497  $70,911  $61,771
Deposits with banks                             143      281      298
Federal funds sold                               50       13       31
Investment securities
Taxable                                      16,480   16,753   20,355
Tax-exempt                                    1,809    2,143    2,427
Dividends                                     3,038    2,553    2,041
Total Interest Income                       107,017   92,654   86,923
Interest Expense
Deposits                                     36,686   31,241   32,703
Securities sold under repurchase agreements   8,482    6,542    3,278
Federal funds purchased                         474      524      290
Long-term borrowing                           4,326      990      629
Other borrowed funds                             30       49       65
Total Interest Expense                       49,998   39,346   36,965
Net Interest Income                          57,019   53,308   49,958
Provision for Loan Losses                     3,800    3,500    3,600
Net Interest Income After Provision
for Loan Losses                              53,219   49,808   46,358
Noninterest Income
Service charges on deposit accounts           2,930    2,464    2,163
Trust fees                                    2,401    2,212    1,814
Security gains, net                             729      421    1,016
Other                                         2,249    1,817    1,578
Total Noninterest Income                      8,309    6,914    6,571
Noninterest Expense
Salaries and employee benefits               18,062   16,614   15,534
Occupancy, net                                2,082    2,013    1,713
Furniture and equipment                       1,918    1,912    1,689
Other taxes                                     868      815      799
Data processing                               1,433    1,334    1,872
Amortization of intangibles                     343      343      346
FDIC assessment                               1,247    2,028    2,016
Other                                         7,570    6,536    6,799
Total Noninterest Expense                    33,523   31,595   30,768
Income Before Income Taxes                   28,005   25,127   22,161
Applicable Income Taxes                       7,536    6,683    5,818
Net Income                                  $20,469  $18,444  $16,343
Per Common Share (1)
Net Income                                     1.82     1.63     1.45
Dividends Declared                             0.74     0.61     0.50
Average Common Shares Outstanding            11,243   11,284   11,235
(1) Per share amounts and average shares outstanding have been restated  to record the effect of a two-for-one common stock split in the form  of a 100% stock dividend distributed on
September 15, 1994. See Notes to Consolidated  Financial
Statements.

Consolidated Statements of Changes in Shareholders' Equity
S&T Bancorp, Inc and Subsidiaries
(in thousands, except per share data)

                            Common Additional Retained Net Unrealized Treasury  Deferred
                            Stock   Paid-In   Earnings   Gain on      Stock  Compensation
                                    Capital            Securities
                                                     Available for Sale
Balance at January 1, 1993   14,776    23,788  77,423                  (5,841)     (1,200)
Net income for 1993                           16,343
Cash dividends declared
  ($0.50 per share)(1)                        (5,563)
Treasury stock acquired
  (6,705 shares)                                                         (208)
Treasury stock sold
  (36,001 shares)                         491                             684
Deferred ESOP
  benefits expense                                                                   400
Balance at December 31, 1993 14,776    24,279  88,203                  (5,365)      (800)
Net Income for 1994                            18,444
Cash dividends declared
  ($0.61 per share)                            (6,823)
Treasury stock acquired
  (70,300 shares)                                                      (1,361)
Treasury stock sold
  (75,703 shares)                         714                             744
Deferred ESOP
  benefits expense                                                                   370
Transfer to reflect a two-
  for-one stock split        14,776   (14,776)
Adoption of FASB No. 115                                   $14,830
Net change in unrealized
  holding losses on
  securities available for
  sale                                                      (6,424)
Balance at December 31, 1994 29,552    10,217  99,824        8,406    (5,982)       (430)

Net income for 1995                            20,469
Cash dividends declared
  ($0.74 per share)                            (8,313)
Treasury stock acquired
  (97,689 shares)                                                     (2,076)
Treasury stock sold
  (74,820 shares)                         792                            876
Deferred ESOP
  benefits expense                                                                    90
Net change in unrealized
  holding gains on securities
  available for sale                                        13,522
Balance at December 31,1995 29,552     11,009 111,980       21,928   (7,182)        (340)
(1) Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on September 15, 1994.  See Notes to
Consolidated Financial Statements.


Consolidated Statements of Cash Flows
S&T Bancorp, Inc. and Subsidiaries
(in thousands)

Year Ended December 31                                  1995    1994    1993
Operating Activities
Net Income                                            20,469   18,444   16,343
Adjustments to reconcile net income to net cash
 provided by operating activities
  Provision for loan losses                            3,800    3,500    3,600
  Provision for depreciation and amortization          1,337    1,980    1,773
  Net amortization of investment security premiums       775    1,256    1,344
  Net accretion of loan and deposit discounts           (896)  (1,037)  (1,162)
  Deferred income taxes                                 (324)     375     (414)
  Net gains on securities available for sale            (729)    (415)    (547)
  Net investment security gains                                           (469)
  (Increase) decrease in interest receivable          (1,023)  (1,661)     853
  Increase (decrease) in interest payable              2,749    1,112   (1,232)
  Increase in other assets                            (1,823)  (2,741)  (1,805)
  (Decrease) increase in other liabilities            (3,066)   5,151   (2,099)
Net Cash Provided by Operating Activities             21,269   25,964   16,185

Investing Activities
Net decrease (increase) in interest-earning
 deposits with banks                                   3,773     (671)     999
Net decrease in federal funds sold                                       4,500
Proceeds from sales of investment securities                            26,670
Proceeds from maturities of investment securities     18,244   42,947   79,724
Proceeds from maturities of securities available
 for sale                                             19,204   26,000   35,446
Proceeds from sales of securities available for sale  19,532   34,350    1,353
Purchases of investment securities                   (25,260) (31,900) (89,886)
Purchases of securities available for sale           (55,175) (26,302) (37,567)
Net increase in loans                                (53,708)(129,311)(105,707)
Purchases of premises and equipment                   (1,786)  (1,809)  (3,679)
Net Cash Used in Investing Activities                (75,176) (86,696) (88,147)

Financing Activities
Net increase (decrease) in demand, NOW
 and savings deposits                                  6,098     (537)  13,672
Net increase (decrease) in certificates of deposit    70,286    5,519  (15,012)
Net (decrease)increase in federal funds purchased    (19,265)  (2,610)  22,200
Net (decrease)increase in repurchase agreements      (47,077)  42,140   42,718
Increase in long-term borrowing                       53,200   28,405   15,000
(Acquisition) sale of treasury stock                    (407)      97      967
Cash dividends paid to shareholders                   (7,867)  (6,427)  (5,275)
Net Cash Provided by Financing Activities             54,968   66,587   74,270
Increase in Cash and Cash Equivalents                  1,061    5,855    2,308
Cash and Cash Equivalents at Beginning of Year        38,791   32,936   30,628
Cash and Cash Equivalents at End of Year              39,852   38,791   32,936
See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note A - Accounting Policies
The financial statements of S&T Bancorp, Inc. and subsidiaries (S&T) have been prepared in accordance with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. The more significant accounting policies are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of S&T and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The investment in the subsidiaries is carried at S&T Bancorp, Inc's equity in the underlying net assets.

Securities

S&T implemented Financial Accounting Standards Board Statement
No. 115, "Statement on Accounting for Certain Investments in
Debt and Equity Securities" (Statement No. 115) in 1994.
Management determines the appropriate classification of securities at the time of purchase. If management has the intent and S&T has the ability at the time of purchase to hold securities until maturity, they are classified as investment securities and are stated at cost adjusted for amortization of premiums and accretion of discounts. All obligations of states and political subdivisions and corporate securities are classified in this category. Securities to be held for indefinite periods of time are classified as available for sale and are recorded at market value. All U.S. treasury securities, U.S. government corporations and agencies, collateralized mortgage obligations and equity securities are classified in this category. Gains or losses on the disposition of securities are based on the specific identification method. During the fourth quarter of 1995, management reclassified the securities portfolio allowed by the "one time" amnesty per Financial Accounting Standards Board Statement No. 115.

Loans

Interest on loans is accrued and credited to operations based on the principal amount outstanding. Accretion of discount on loans is included in interest income. Loan origination fees and direct loan orgination costs are deferred and amortized as an adjustment of loan yield over the respective lives of the loans. The accrual of interest on loans is discontinued when the collection of interest or principal is doubtful, or generally when interest and principal is 90 days or more past due.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans considered to be uncollectible are charged against the allowance and recoveries, if any, are credited to the allowance. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio, past loan loss experience, current economic condition, volume, growth and composition of the loan portfolio and other relevant factors.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed generally by the straight-line method for financial reporting purposes and by accelerated methods for federal income tax purposes.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Other Real Estate

Other real estate is included in other assets and is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of a foreclosure and loans classified as in-substance foreclosure. These properties are carried at the lower of cost or fair value. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses. Gains or losses realized subsequent to acquisition are recorded in the results of operations.

Income Taxes

Deferred federal income taxes are provided based on temporary differences between the carrying amounts of assets and liabilities for financial reporting and federal income tax purposes.

Trust Assets and Income

Assets held in a fiduciary capacity by the subsidiary bank, S&T Bank (Bank) are not assets of the Bank and are therefore not included in the consolidated financial statements. Trust fee income is reported on the accrual basis.

Pensions

Pension expense for the Bank's defined benefit pension plan is actuarially determined using the projected unit credit actuarial cost method. The funding policy for the plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be appropriate, subject to federal income tax limitations.

Treasury Stock

The purchase of S&T common stock is recorded at cost. At the time of reissue, the treasury stock account is reduced using the average cost method.

Per Share Amounts

Net income per common share is based on the average number of shares of common stock outstanding during the year.
Net income and dividends per share amounts for 1993 have been restated to reflect the two-for-one stock split effective September 15, 1994.

Cash Flow Information

S&T considers cash and due from banks as cash and cash equivalents. For the years ended December 31, 1995, 1994, and 1993, cash paid for interest was $38,915,000, $38,234,000 and $38,197,000, respectively. Cash paid during 1995 for income taxes was $7,662,000 compared to $6,404,000 for 1994 and $5,711,000 for 1993.

Reclassification

Amounts in prior years have been reclassed to conform to presentation in 1995. The reclassification had no effect on financial condition or results of operations.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

New Accounting Pronouncements

Financial Accounting Standards Board Statement No. 114,
"Accounting by Creditors for Impairment of a Loan" (Statement
No.114), as amended by Financial Accounting Standards Board
Statement No. 118, requires some loan impairments to be measured using a present value of expected cash flows method. S&T implemented Statements No. 114 and 118 in 1995. Statements No. 114 and No. 118 did not have any material effects on S&T's financial position or results of operations.

Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets"
(Statement No. 121) requires long-lived assets and identifiable intangibles that are used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. S&T implemented Statement No. 121 in 1995. Statement No. 121 did not have any material effects on S&T's financial position or results of operations.

Financial Accounting Standards Board Statement No. 122,
"Accounting for Mortgage Servicing Rights" (Statement No. 122) requires capitalization of servicing rights on loans originated for sale and measurement of impairment of all capitalized mortgage servicing rights based on their fair values. S&T implemented
Statement No. 122 in 1995. Statement No. 122 did not have any impact on S&T's financial position or results of operations as S&T did not sell mortgage loans and retain the servicing during 1995.

Financial Accounting Standards Board Statement No. 123,
"Accounting for Stock-Based Compensation" (Statement No. 123) is effective in 1996 and establishes a fair value based method for measuring stock-based compensation plans. Statement No. 123 is not expected to have any material effect on S&T's financial position or results of operations.


Note B - Fair Values of Financial Instruments

S&T utilized quoted market values, where available, to assign fair value to its financial instruments. In cases where quoted market values were not available, S&T used present value methods to estimate the fair value of its financial instruments. These estimates of fair value are significantly affected by the assumptions made and, accordingly, do not necessarily indicate amounts which could be realized in a current market exchange. It is also S&T's general practice and intent to hold the majority of its financial instruments until maturity and therefore, S&T does not expect to realize the estimated amounts disclosed.

The following methods and assumptions were used by S&T in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents and other short-term assets: The carrying amounts reported in the consolidated balance sheet for cash and due from banks, interest-earning deposits with banks and federal funds sold approximate those assets' fair values.

Securities: Fair values for investment securities and securities available for sale are based on quoted market prices.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers as measured by net credit losses and the loss of interest income from nonaccrual loans. The carrying amount of accrued interest approximates its fair value.


Deposits:  The fair values disclosed for demand deposits
(e.g., noninterest and interest-bearing demand, money market and savings accounts) are, by definition, equal to the amount payable on demand. The carrying amounts for variable-rate, fixed-term certificates of deposits and other time deposits approximate their fair value at year-end. Fair values for fixed-rate certificates of deposit and other time deposits are based on the discounted value of contractual cash flows, using interest rates currently being offered for deposits of similar remaining maturities.

Short-term borrowings and other borrowed funds: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other borrowings approximate their fair values.

Long-term borrowings: The fair values disclosed for long-term borrowings are estimated using current interest rates for long-term borrowings of similar remaining maturities.

Loan commitments and standby letters of credit: Estimates of the fair value of these off-blance sheet items were not made because of the short-term of these arrangements and the credit standing of the counterparties. Also, unfunded loan commitments relate principally to variable rate commercial loans, and fees are not normally assessed on the balance of these unfunded commitments.

Estimates of fair value have not been made for items which are not defined as financial instruments, including such items as S&T's core deposit intangibles and the value of its trust operation. S&T believes it is impracticable to estimate a representational fair value for these types of assets, which represent significant value to S&T.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

The following table indicates the estimated fair value of S&T's financial instruments as of December 31:

                                        1995              1994
                                Estimated Carrying Estimated Carrying
                                Fair Value  Value  Fair Value Value
Assets
  Securities available for sale $315,343  $315,343 $118,904  $118,904
  Investment securities           36,284    34,997  182,655   187,220
  Loans                          974,550   976,819  890,996   924,408
Liabilities
  Deposits                      $986,043  $979,625 $894,331  $903,240
  Long-term borrowing             97,146    96,618   42,384    43,418
  Interest rate swaps                  0         0    1,750         0


Note C - Derivative Financial Instruments

S&T has three types of derivatives: interest rate swaps, structured notes and collateralized mortgage obligations (CMOs).

S&T has two interest rate swaps at notional values totaling
$23.0 million, paying a fixed rate and receiving a variable rate. The purpose of these transactions is to provide matched, fixed rate funding for newly originated loans, and to mitigate the risk associated with volatile liability funding. The effective rate of these combined swaps was 5.38% at December 31, 1995.

S&T's structured notes are comprised of $30 million of Federal Home Loan Bank (FHLB) step-up notes at December 31, 1995.
These notes provide a higher interest rate, but are subject to call after the first step-up period. Lower market interest rates at the step-up period could cause the structured notes to be redeemed earlier than stated maturities. Ranges of expected maturities and interest rates for structured notes are 3 years to 8 years and 4.5% to 8.0%, respectively.
Fair values for structured notes were $29.0 million and $37.3 million for 1995 and 1994, respectively.

The CMOs are principally Planned Amortization Class (PAC) tranches of U.S. government agencies and were purchased during 1992 as alternatives to loans in a period of declining interest rates. At December 31, 1995, $11 million are remaining with expected maturity ranges of 1.1 years to 1.6 years and yields of 7.0% to 9.0%.

Note D - Restrictions on Cash and Due from Bank Accounts

The Board of Governors of the Federal Reserve Bank impose certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged
$14,647,000 during 1995.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note E - Securities

1995

                                                      Available for Sale
                                                       Gross   Gross
                                         Amortized Unrealized Unrealize  Market
                                              Cost     Gains     Losses   Value
Marketable equity securities                $37,573  $26,926      $(276) $64,223
Obligations of U.S. government
  corporations and agencies                 172,612    5,113       (143) 177,582
Collateralized mortgage obligations of U.S.
 government corporations and agencies        10,911      124              11,035
U.S. treasury securities                     51,205    1,993              53,198
Corporate securities                            190                          190
                                            272,491   34,156       (419) 306,228

Other Securities                              9,115                        9,115
Total                                      $281,606  $34,156      $(419)$315,343
                                                     Investment Securities
Obligations of states and
 political subdivisions                     $31,412     $949       $(12) $32,349
Corporate securities                          2,493      350               2,843
                                             33,905    1,299        (12)  35,192
Other securities                              1,092                        1,092
Total                                       $34,997   $1,299       $(12) $36,284

     1994                                               Available for Sale
                                                      Gross      Gross
                                          Amortized Unrealized Unrealize  Market
                                              Cost     Gains     Losses   Value
Marketable equity securities                $32,122  $15,864    $(1,568) $46,418
Collateralized mortgage obligations of U.S.
 government corporations and agencies         5,147                (597)   4,550
U.S. treasury securities                     68,704       67       (835)  67,936
Total                                      $105,973  $15,931    $(3,000)$118,904

                                                      Investment Securities
U.S. treasury bonds and obligations of U.S.
 government corporations and agencies      $130,456      $99    $(4,508)$126,047
Collateralized mortgage obligations of U.S.
 government corporations and agencies        14,451       30        (68)  14,413
Obligations of states and
 political subdivisions                      32,816      295       (542)  32,569
Corporate securities                          4,038      129               4,167
                                            181,761      553     (5,118) 177,196
Other securities                              5,459                        5,459
Total                                      $187,220     $553    $(5,118)$182,655

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

During the fourth quarter of 1995, management reclassified the securities portfolio allowed by the "one time" amnesty per Financial Accounting Standards Board Statement No. 115. The reclassified securities were from the held to maturity category to the available for sale category. The transferred securities had an amortized cost of $154.2 million and a market value of $159.5 million. The resulting net of tax effect of the reclassification to S&T's equity was $3.4 million.

There were $1,636,000, $1,136,000 and $550,000 in gross realized gains and $907,000, $721,000 and $3,000 in gross realized losses in 1995, 1994 and 1993, respectively, relative to securities available for sale.

The amortized cost and estimated market value of securities at December 31, 1995, by contractual maturity, are shown below. Collateralized mortgage obligations are included based upon their expected maturity which ranges from 1.1 years to 1.6 years. The weighted average maturity of all collateralized mortgage obligations held was 1.4 years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Amortized  Estimated Market
Available for Sale                         Cost         Value
Due in one year or less                   $ 36,122         $ 36,472
Due after one year through five years      120,120          123,756
Due after five years through ten years      78,676           81,777
Total                                     $234,918         $242,005

                                        Amortized  Estimated Market
Investment Securities                      Cost         Value
Due in one year or less                    $ 1,426          $ 1,449
Due after one year through five years        8,256            8,485
Due after five years through ten years      18,912           19,845
Due after ten years                          5,311            5,413
Total                                      $33,905          $35,192

At December 31, 1995 and 1994 securities with principal amounts of $203,063,000 and $230,171,000 respectively, were pledged to secure repurchase agreements and public and trust fund deposits.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note F - Loans

The following table indicates the composition of the loan
portfolio at December 31:
                                                   1995                 1994

Real estate-construction                          $23,712              $32,714
Real estate-mortgages:
Residential                                       377,258              343,935
Commercial                                        191,885              199,959
Commercial-industrial and agricultural            234,779              197,028
Consumer installment                              149,185              150,772
Total                                            $976,819             $924,408

S&T maintains a Flexline of credit for 10% of total assets with the Federal Home Loan Bank (FHLB) which expires
December 31, 1996, S&T pledged all mortgage-backed securities, 1-4 family and multi-family mortgage loans as collateral for any current or future FHLB advances. The total carrying amount of these loans was $363,569,000 at December 31, 1995.

The Bank has granted loans to certain officers and directors of S&T as well as certain affiliates of the officers and directors in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility, The aggregate dollar amounts of these loans were $27,580,000 and $25,010,000 at December 31, 1995 and
1994, respectively. During 1995, $22,051,000 of new loans were funded and repayments totaled $19,481,000.

The principal balances of loans on nonaccrual were $2,844,000 and $1,922,000 at December 31, 1995 and 1994, respectively. At December 31, 1995 there were no commitments to lend additional funds on nonaccrual loans. Other real estate owned, which is included in other assets, was $542,000 at December 31, 1995 and $366,000 at December 31, 1994.

At December 31, 1995, the recorded investment in loans that are considered to be impaired under Statement No. 114 was $3,420,000 of which $2,300,000 were on a nonaccrual basis. The allowance for loan losses related to these impaired investments was $1,812,000.



Note G - Allowance for Loan Losses

The following presents changes in the allowance for loan losses for the years ended December 31:

                                   1995     1994     1993
Balance at beginning of year    $14,331  $13,480  $12,029
Charge-offs                      (2,889)  (3,727)  (2,664)
Recoveries                          696    1,078      515
Net charge-offs                  (2,193)  (2,649)  (2,149)
Provision for loan losses         3,800    3,500    3,600
Balance at end of year          $15,938  $14,331  $13,480

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note H - Premises and Equipment

The following is a summary of the premises and equipment accounts at December 31:

                                         1995     1994
Land                                  $ 1,987  $ 1,987
Premises                               13,140   12,520
Furniture and equipment                 9,804   11,087
Leasehold improvements                  2,391    2,003
                                      $27,322  $27,597
Accumulated depreciation              (12,527) (12,907)
Total                                  14,795   14,690

Certain banking facilities and equipment are leased under short-term lease arrangements expiring at various dates to the year 2005. All such leases are accounted for as operating leases. Rental expense for premises and equipment amounted to $1,104,000, $1,009,000 and $913,000 in 1995, 1994 and 1993,
respectively. Minimum annual rentals for each of the years 1996-2000 are approximately $467,000,$352,000,$261,000,
$156,000 and $134,000 respectively, and $509,000 for the years
thereafter.   Included in the above are leases entered into
with a director of S&T for which rental expense totaled $296,400 in 1995 and $292,200 in 1994.




Note I -  Deposits

The following table indicates the composition of deposits at December 31:

                                    1995                1994
Noninterest-bearing demand      $116,054            $111,345
Interest-bearing demand           96,577              97,970
Money market                     123,121             104,296
Savings                          123,605             139,648
Time deposits                    520,268             449,981
Total                           $979,625            $903,240

The aggregate of all time deposits over $100,000 amounted to $72,021,000 and $50,016,000 for December 31, 1995 and 1994,
respectively.

Note J - Long-Term Debt

 The following table is a summary of long-term debt with the Federal Home Loan Bank:

                                    1995              1994
                                   Average           Average
                               Balance   Rate      Balance   Rate
 Due within one year           $15,000     4.82%   $15,000     4.82%
 Due within one to five years   73,500     5.89     25,000     6.12
 Due within five to twenty years 8,118     6.63      3,418     6.42
 Total                         $96,618     5.78%   $43,418     5.69%

 The purpose of these borrowings were to match-fund selected new loan originations, to mitigate interest rate sensitivity risks and take advantage of discounted borrowing rates through the Federal Home Loan Bank for community investment projects. The borrowings are collateralized by 1-4 family mortgage loans.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note K - Dividend and Loan Restrictions

Certain restrictions exist regarding the ability of the subsidiaries to transfer funds to S&T in the form of dividends and loans. Dividends that may be paid by the subsidiaries to S&T are limited to the retained earnings of the subsidiaries which amounted to $115,300,891 at December 31, 1995. The amount of dividends that may be paid to S&T is further restricted by regulatory guidelines concerning minimum capital requirements.

Federal law prohibits S&T from borrowing from the subsidiaries unless such loans are collateralized by specific obligations. Further, such loans are limited to 10% of the subsidiaries' capital and additional paid-in capital, as defined. At December 31, 1995, the maximum amount available for transfer from the subsidiaries to S&T in the form of loans and dividends approximated 72% of consolidated net assets.


Note L - Litigation


S&T, in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of these legal proceedings.


Note M - Financial Instruments and Credit Risk


S&T, in the normal course of business, commits to extend credit and issue standby letters of credit. The obligations are not recorded in S&T's financial statements. Loan commitments and standby letters of credit are subject to S&T's normal credit underwriting policies and procedures and generally require collateral based upon management's evaluation of each customer's financial condition and ability to satisfy completely the terms of the agreement. S&T's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral. Unfunded loan commitments totaled $176,919,000 and obligations under standby letters of credit totaled $67,359,000 at December 31, 1995.

S&T attempts to limit its exposure to concentrations of credit risk by diversifying its loan portfolio. S&T defines concentrations of credit risk as loans to a specific industry or group in excess of 10% of total loans. S&T has no concentration of credit risk by industry or group. However, geographic concentrations exist because S&T provides a full range of banking services including commercial, consumer and mortgage loans to individuals and corporate customers in its six-county market area in western Pennsylvania.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note N - Income Taxes

Income tax expense (credits) for the years ended December 31 are comprised of:

                                         1995     1994     1993
Current                                $7,951   $6,308   $6,232
Deferred                                 (415)     375     (414)
Total                                   7,536    6,683    5,818

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The statutory to effective tax rate reconciliation for the years ended December 31 is as follows:

                                         1995     1994     1993
Statutory tax rate                         35%      35%      35%
Tax-exempt interest income
 and dividend exclusion                    (7)      (7)      (9)
All other, net                             (1)      (1)
Effective tax rate                         27%      27%      26%

Income taxes applicable to security gains were $255,000 in 1995, $147,000 in 1994 and $356,000 in 1993.

Significant components of S&T's temporary differences were as follows at December 31:

                                                  1995     1994
Deferred tax liabilities:
 Net unrealized holding gains
   on securities available for sale           $(11,808) $(4,526)
 Fixed assets                                     (501)    (435)
 Accretion on acquired loans                      (464)    (593)
 Prepaid pension                                  (359)    (269)
 Prepaid hospitalization                          (102)    (102)
 Point recognition                                (631)    (431)
Total deferred tax liabilities                 (13,865)  (6,356)
Deferred tax assets:
 Allowance on loan losses                        5,368    4,806
 Loan fees                                         131      276
 Interest expense on increasing rate CDs           161       98
 Deferred compensation                             353      294
 Goodwill                                          321      241
 Other                                              68       45
Total deferred tax assets                        6,402    5,760
Net deferred tax liability                     $(7,463)   $(596)

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note O - Employee Benefits

The Bank maintains a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation during the last ten
years of employment.   Contributions are intended to provide
for benefits attributed to employee service to date and for those benefits expected to be earned in the future. Trusteed pension plan assets consist primarily of equity and fixed income securities and short-term investments.

The following table summarizes the components of net periodic pension expense for the Bank's defined benefit plan:

                                        1995       1994      1993
Service cost-benefits earned
         during the period              $671       $687      $652
Interest cost on projected
         benefit obligation            1,048        917       863
Actual return on plan assets          (3,350)       259    (1,352)
Net amortization and deferral            (14)       (14)      (13)
Difference between expected and
         actual return on assets       2,242     (1,391)      349
Net periodic pension expense            $597       $458      $499

The following table sets forth the plan's funded status at December 31:

                                                          1995        1994
Actuarial present value of the accumulated
 benefit obligation, including vested benefits
 of $12,149 in 1995 and $9,174 in 1994.               $(13,225)    $(9,915)
Actuarial present value of projected
 benefit obligation                                    (17,140)    (13,318)
Plan assets at fair value                               17,273      13,917
Plan assets in excess of projected
 benefit obligation                                        133         599
Unrecognized net gain from past
 experience different from that assumed
 and effects of changes in assumptions                     322         295
Unamortized prior service cost                             (36)        (39)
Balance of initial unrecognized net liability              (57)        (68)
Prepaid pension cost included in other assets             $362        $787

Below are actuarial assumptions used in accounting for the plans:

                                        1995         1994          1993
Weighted-average discount rate           6.5%         8.0%          6.8%
Rate of increase in future
 compensation levels                     6.0%         5.0%          5.0%
Expected long-term rate of
 return on plan assets                   8.0%         8.0           8.0%

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

S&T also has a supplemental retirement plan (SERP) for certain key employees. The SERP is unfunded. The balance of actuarial present value of projected benefit obligations related to the SERP was $1,289,000 and $724,000 at December 31, 1995 and 1994,
respectively. Accrued pension cost related to the SERP was $1,009,000 and $796,000 at December 31, 1995 and 1994. Net
periodic pension cost related to the SERP was $201,000, $117,000 and $117,000 at December 31, 1995, 1994 and 1993, respectively. The actuarial assumptions are the same as those used in the previous table.

The Bank maintains a Thrift Plan (Plan) in which substantially all employees are eligible to participate. The Bank makes regular contributions to the Plan equal to 2% of participants' eligible compensation and may make additional contributions as limited by the Plan. Bank contributions to the Plan amounted to $856,000, $537,000 and $455,000 in 1995, 1994 and
1993, respectively.

On December 30, 1988, S&T sold 280,000 shares of common stock, which were held in treasury, to its newly created Employee Stock Ownership Plan (ESOP) for $2,800,000. The funds were obtained by the ESOP through a loan from a bank. S&T has guaranteed the loan which has a maximum term of 10 years and bears interest at 80% of the lender's prime rate. The loan terms require quarterly interest and annual principal payments. The balance of this loan was $340,000 and $430,000 on December 31, 1995 and 1994, respectively, and was included in other borrowed funds with an offsetting reduction in shareholders' equity shown as deferred compensation in the accompanying consolidated balance sheets.

The ESOP covers substantially all regular full-time employees. S&T is obligated to make annual contributions sufficient to enable the ESOP to repay the loan, including interest. Interest expense totaled $30,000 in 1995, $49,000 in 1994 and $65,000 in 1993. Dividends received by the ESOP from S&T amounted to $33,000 in 1995, $48,000 in 1994 and $58,000 in
1993, which were used for debt service. Deferred compensation arising from the guarantee of the ESOP borrowing will be charged to operations as contributions are made to the ESOP.

Note P - Incentive Stock Plan and Dividend Reinvestment Plan

S&T adopted an Incentive Stock Plan in 1992 (Stock Plan) that provides for granting incentive stock options, nonstatutory stock options, and stock appreciation rights (SARs). On
October 17, 1994, the Stock Plan was amended to include outside directors. The Stock Plan covers a maximum of 600,000 shares of S&T common stock and expires ten years from the date of board approval.

Options under the Stock Plan are granted at exercise prices not less than the greater of the fair market value of S&T common stock on the date of grant or the par value of a share of S&T common stock. SARs may be granted concurrently with the grant of options (Related SARs) or independently. SARs entitle the holder to receive either cash or that number of shares of S&T common stock having a fair market value equal to the excess of the fair market value of the shares subject to the option over either the fair market value of a share of common stock on the grant date, if it is not a Related SAR, or
the option price if it is a Related SAR.   Options and SARs
granted under the Stock Plan are not exercisable before six months from the date of grant. The following table summarizes the changes in stock options outstanding (all nonstatutory options) during 1995, 1994, 1993 and 1992:

                                     December 31, 1995
                                     Nonstatutory
                                     Stock Options    Exercise
 Date     Issued   Excercised        Outstanding      Price/Share
     1992   58,000    4,000            54,000            $13.62
     1993   70,000                     70,000             17.25
     1994  122,500                    122,500             19.00
     1995  165,000                    165,000             26.25
 Total     415,500    4,000           411,500

As of December 31, 1995, 165,000 nonstatutory stock options are not exercisable.


S&T also sponsors a dividend reinvestment plan (Dividend Plan) whereby shareholders may purchase shares of S&T common stock at market value with reinvested dividends and voluntary cash contribution. The Dividend Plan covers a maximum of 400,000 shares of S&T common stock. At December 31, 1995, 97,218 shares were available for purchase under the Dividend Plan.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note Q - S&T Bancorp, Inc. (parent company only)
         Condensed Financial Information
Balance Sheets at December 31:

                                        1995     1994
Assets
Cash                                    $273      $93
Investments in
   Bank subsidiary                   108,184   93,489
   Nonbank subsidiaries               61,198   50,357
Other assets
Total Assets                        $169,655 $143,939

Liabilities
Dividends payable                     $2,361   $1,915
Other borrowed funds                     340      430
Other liabilities                          7        7
Total Liabilities                      2,708    2,352
Shareholders' equity
Capital stock                         29,552   29,552
Additional paid-in capital            11,009   10,217
Retained earnings                    111,980   99,824
Net unrealized holding gains on
   securities available for sale      21,928    8,406
Treasury stock                        (7,182)  (5,982)
Deferred compensation                   (340)    (430)

Total Shareholders' Equity           166,947  141,587
Total Liabilities and
   Shareholders' Equity             $169,655 $143,939

 Statements of Income for the years ended December 31:

                                        1995     1994     1993
Dividends from bank subsidiary        $8,313   $6,823   $5,563
Investment income                         38       38        8
Income before equity
   in undistributed net income
   of subsidiaries                     8,351    6,861    5,571
Equity in undistributed net income of:
   Bank subsidiary                     8,757    8,480    8,771
   Nonbank subsidiaries                3,361    3,103    2,001
Net Income                           $20,469  $18,444  $16,343

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Statements of Cash Flows for the years ended December 31:

                                                  1995     1994     1993
Operating Activities
Net Income                                     $20,469  $18,444  $16,343
 Equity in undistributed
   net income of subsidiaries                  (12,120) (11,583) (10,772)
 Change in other assets/liabilities               (445)    (396)    (280)
Total Provided by Operating Activities           7,904    6,465    5,291
Investing Activities
 Distributions from (to) subsidiaries              550   (1,000)     375
 Capital contributions to nonbank subsidiaries                      (500)
Total Used in Investing Activities                 550   (1,000)    (125)
Financing Activities
 Dividends                                      (7,867)  (6,427)  (5,275)
 (Acquisition) sale of treasury stock             (407)      97      967
Total Used in Financing Activities              (8,274)  (6,330)  (4,308)
Increase (decrease) in Cash                        180     (865)     858
Cash at Beginning of Year                           93      958      100
Cash at End of Year                               $273      $93     $958

Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors
S&T Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of S&T Bancorp,Inc. and subsidiaries (S&T) as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995.
These financial statements are the responsibility of S&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the consolidated financial position of S&T Bancorp, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in comformity with generally accepted accounting principles.







Pittsburgh, Pennsylvania
January 12, 1996

Stock Prices and Dividend Information
Selected Financial Data
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Stock Prices and Dividend Information

S&T Bancorp, Inc.'s common stock is listed on the NASDAQ National Market System. The range of sales prices for the years 1995 and 1994 are as follows and are based upon information obtained from NASDAQ. As of the close of business January 18, 1996, there were 2,507 shareholders of record of S&T Bancorp, Inc. Dividends paid by S&T are provided form the Bank's dividends to S&T. In addition, the payment of dividends by the Bank to S&T is subject to the restrictions described in Note K to the Consolidated Financial Statements. The cash dividends declared shown below represent the historical per share amounts for S&T Bancorp, Inc. common stock. All of the following information has been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on September 15, 1994.

                           Price Range of Common Stock  Cash Dividends Declared
     1995                       Low        High
                              C>
 First Quarter                $19.50      $20.25                $.17
 Second Quarter                20.00       23.75                 .18
 Third Quarter                 23.88       25.00                 .18
 Fourth Quarter                24.63       30.50                 .21

     1994
 First Quarter                $17.38      $19.50                $.14
 Second Quarter                18.75       19.75                 .15
 Third Quarter                 18.88       21.25                 .15
 Fourth Quarter                19.00       20.75                 .17

Selected Financial Data

Years Ended December 31:
                                    1995         1994        1993        1992     1991
Net interest income              $57,019      $53,308     $49,958     $45,957  $37,653
Provision for loan losses          3,800        3,500       3,600       5,778    4,333
Net income                        20,469       18,444      16,343      14,281   11,213
Per share data: (1)
Net income                         $1.82        $1.63       $1.45       $1.28    $1.00
Dividends declared                  0.74         0.61        0.50        0.40     0.35
Balance sheet totals:
Average assets                $1,330,959   $1,237,465  $1,139,501  $1,085,640 $898,276
Average long-term borrowings      73,154       19,254      13,068
Average other borrowed funds         388          753         910       1,433    2,167
Average equity                   154,956      141,507     115,550     103,730   94,290

(1) Per share amounts have been restated to record the effect of a two-for-one common stack split in the form of a 100% stock dividend distributed on September 15, 1994.

Quarterly Selected Financial Data

                                       1995                        1994
                           Fourth  Third   Second   First  Fourth   Third  Second   First
                          Quarter Quarter Quarter Quarter Quarter Quarter Quarter Quarter
Summary of Operations:
Interest income            27,473 27,177  26,779   25,588 24,542  23,568  22,695   21,849
Interest expense           12,911 12,823  12,576   11,688 10,705   9,942   9,536    9,163
Net interest income        14,562 14,354  14,203   13,900 13,838  13,626  13,158   12,686
Provision for loan losses   1,200  1,100     750      750  1,400     800     700      600
Net investment security gains 293    317     167      (37)   (26)    (17)    255      209
Net income                  5,263  5,207   5,078    4,921  4,621   4,731   4,625    4,467
Per Share Data: (1)
Net income                  $0.47  $0.46   $0.45    $0.44  $0.41   $0.42   $0.41    $0.39
Book Value                  14.85  14.08   13.57    13.09  12.57   12.55   12.32    12.12
Average Balance Sheet
   Highlights:
Total assets               $1,374 $1,342  $1,319   $1,288 $1,265  $1,244  $1,232   $1,208
Earning assets              1,313  1,292   1,270    1,237  1,212   1,192   1,180    1,160
Investment securities         341    334     321      306    317     336     346      357
Loans, net                    955    941     930      913    876     839     816      789
Deposits                      959    939     915      902    908     912     907      891
Shareholders' equity          163    158     152      147    143     143     140      139

(1) Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on September 15, 1994.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Financial Condition

The $89.0 million growth of average earning assets in 1995 was primarily the result of an excellent lending year for S&T Bancorp, Inc. (S&T). Average loan balances increased by 12.5% or $105.7 million during 1995. The bulk of funding for this loan growth was provided by a $51.1 million increase in borrowings, $24.7 million increase in deposits, $15.7 million from the maturities and sales of securities and a $13.4 million increase to average earnings retained.

Lending Activity

Increases in average loans for 1995 and 1994 were $105.7 million and $112.0 million, respectively. The
1995 increase was primarily from new loan originations and particularly good success in penetrating new markets in Allegheny and Westmoreland counties.
Changes in the average composition of the loan portfolio during 1995 included increases of $65.7 million of commercial loans, $33.5 million of residential mortgages and $6.5 million in installment loans. Composition changes include decreases from the effects of $32.3 million of commercial loans and $12.4 million of student loans that were sold or participated in 1995.

Increases in the commercial loan category include
$42.8 million of commercial and industrial loans and $22.9 million of commercial real estate loans. S&T began to expand the participation of select commercial loans in 1995 and has developed a network of banks seeking to participate in larger commercial loans.
Total commercial loan participations sold in 1995 were $32.3 million. The rationale for these participations included credit risk diversification, servicing income generation and the development of alternative funding sources.

Commercial real estate loans currently comprise 19.6% of the loan portfolio. Although commercial real estate loans can be an area of higher risk, management believes these risks are mitigated by limiting the percentage amount of portfolio composition, a rigorous underwriting review by loan administration and the fact that many of the commercial real estate loans are owner occupied and/or seasoned properties being refinanced from other banks.

Residential mortgage lending continued to be a strategic focus for 1995 through the establishment of a centralized mortgage origination department, product redesign and the utilization of commission compensated originators. Management believes that if a downturn in the local residential real estate market occurs, the impact of declining values on the real estate loan portfolio will be negligible because of S&T's conservative mortgage lending policies which generally require a maximum term of twenty years for fixed rate mortgages, and private mortgage insurance for loans with less than a 20% down payment. Adjustable rate mortgages with repricing terms of one, three and five years comprised 35% of the residential mortgage portfolio in 1995.

Installment loans continue to benefit from the restructuring and refocus of the indirect lending function as part of a 1994 strategic initiative.
Direct installment loan activity increased only slightly in the first nine months of 1995 since consumers continued to favor home equity and mortgage refinancing because of the tax deductibility of interest on these products. The bulk of the student loan portfolio was sold in 1995 because newly issued government regulations and restrictions significantly reduced much of the profit potential associated with the product.

Management intends to continue to pursue quality loans in all lending categories within our market area in order to honor our commitment to provide the best service possible to our customers. S&T's loan portfolio primarily represents loans to businesses and consumers in our market area of Western Pennsylvania rather than to borrowers in other areas of the country or to borrowers in other nations. S&T has not concentrated its lending activities in any industry or group. During the past several years, management has concentrated on building an effective credit and loan administration staff which assists management in evaluating loans before they are made and identifies problem loans early.

Security Activity

Average securities decreased $15.7 million in 1995 and $33.8 million in 1994. The decreases were the result of utilizing funds from the maturities and sales of securities to fund loan growth. Loans typically provide higher yields and have the potential of developing other banking relationships. The largest components of the 1995 decrease included $14.1 million of U.S. treasury and agency securities, $2.7 million of collateralized mortgage obligations (CMOs), $4.6 million in tax-exempt state and municipal securities, and $0.3 million in corporate debt securities, offset by increases of $2.3 million in corporate equities and $3.7 million in Federal Home Loan Bank (FHLB) capital stock.

The CMOs are principally Planned Amortization Class
(PAC) tranches of U.S. government agencies and were purchased during 1992 as alternatives to loans in a period of declining loan demand, and due to their attractive rates and reasonable risk factors.
Declining interest rates have caused an acceleration of principal prepayments for these securities and $10.9 million are remaining at December 31, 1995. The equity securities portfolio is primarily comprised of Pennsylvania bank holding companies, as well as preferred and utility stocks, to take advantage of the dividends received deduction for corporations. During
1995, the equity portfolio yielded 10.6% on a fully taxable equivalent basis and had unrealized gains, net of nominal unrealized losses, of $26.7 million. The
FHLB capital stock is a membership and borrowing requirement.

During the fourth quarter of 1995, management reclassified the securities portfolio allowed by the "one time" amnesty per Financial Accounting Standards
Board Statement No. 115, "Statement on Accounting for
Certain Investments in Debt and Equity Securities."
S&T's new policy for security classification includes
U.S. treasuries, U.S. government agencies, mortgage-backed securities, CMOs and corporate equities as available for sale. Municipal securities and other debt securities are classified as held to maturity. At December 31, 1995, unrealized gains, net of nominal unrealized losses, for securities classified as available for sale were approximately
$33.7 million.

Nonearning Assets

Average nonearning assets increased $2.6 million in 1995 and $3.1 million in 1994. The 1995 increase can be primarily attributed to low income housing tax credit (LIHTC) limited partnerships entered into during 1995, as well as an increase in accrued interest receivable on a higher earning asset balance.

The 1994 increase can be attributed to the higher float and Federal Reserve requirements resulting from an increase in average transaction account balances and expanding cash management services such as lockbox and sweep arrangements.

Allowance for Loan Losses

The year-end balance in the allowance for loan losses increased to $15.9 million or 1.63% of total loans at December 31, 1995 as compared to $14.3 million or 1.55% of total loans at December 31, 1994. The adequacy of the allowance for loan losses is determined by management through evaluation of the loss potential on individual nonperforming, delinquent and high-dollar loans, review of economic conditions and business trends, historical loss experience, growth and composition of the loan portfolio as well as other relevant factors. The balance of nonperforming loans, which includes nonaccrual loans past due 90 days or more, at December 31, 1995 was $2.8 million or 0.29% of total loans. This compares to nonperforming loans of $1.9 million or 0.21% of total loans at December 31, 1994. Asset quality is the major corporate objective at S&T and management believes that the total allowance for loan losses is adequate to absorb probable loan losses.

Deposits

Average total deposits increased by $24.7 million in 1995 and $8.6 million in 1994. The mix of average deposits in 1995 changed with time deposits increasing
$39.8 million, while interest-bearing demand, savings and money market accounts decreased $17.5 million.
Noninterest-bearing deposits increased by $2.4 million or 2.4% in 1995 and were approximately 12% of total deposits during 1995 and 1994. These changes can be partially explained by customers shifting funds to higher-yielding, longer-term certificates of deposits as interest rates peak, and the withdrawal of some temporary corporate funds deposited in December 1994.
Special rate deposits of $100,000 and over were 7% and 6% of total deposits during 1995 and 1994, respectively, and primarily represent deposit relationships with local customers in our market area.

Management believes that the S&T deposit base is stable and that S&T has the ability to attract new deposits, mitigating a funding dependency on volatile liabilities. In addition, S&T has the ability to access both public and private markets to raise long-term funding if necessary. During 1995, S&T issued $25 million of retail certificates of deposits through two brokerage firms, further broadening the availability of reasonably priced funding sources.


Borrowings

Average borrowings increased $51.1 million in 1995 and were comprised of retail repurchase agreements
(REPOS), wholesale REPOS, federal funds purchased and long-term borrowings. S&T defines repurchase agreements with its retail customers as retail REPOS;
wholesale REPOS are those transacted with other banks, and brokerage firms with terms normally ranging from 1 to 14 days.

The average balance in retail REPOS increased approximately $19.3 million for 1995 and $27.7 million for 1994. S&T views retail REPOS as a relatively stable source of funds since most of these accounts are with local, long-term customers. The customer preference for this type of account is due to the slightly higher rates that the Bank could make available because Federal Deposit Insurance
Corporation (FDIC) insurance premiums are not assessed. In the last quarter of 1995, there was an increase of funds migration from retail REPOS to special rate deposits. The recent reduction in FDIC insurance premiums have allowed these two products to become more comparable in price.

Wholesale REPOS and federal funds purchased averaged
$69.6 million in 1995, a decrease of $21.8 million from the 1994 averages. The availability and more favorable pricings of other funding sources has allowed S&T to meet the funding demands of its recent loan growth without depending upon large amounts of wholesale REPOS.

The interest rate risk of various funding strategies is managed through S&T's Asset Liability Committee
(ALCO). During 1995, ALCO authorized two additional long-term borrowings of $4.7 million at a fixed rate and $48.5 million at an adjustable rate with the FHLB.
At December 31, 1995, S&T had two long-term borrowings outstanding of $23.1 million at a fixed rate and $73.5 million at an adjustable rate with the FHLB. The purpose of these borrowings was to provide matched, fixed rate fundings for newly originated loans, and to mitigate the risk associated with volatile liability fundings.

All other long-term borrowings are related to the funding of the S&T Employee Stock Ownership Plan
(ESOP) loan. The loan was used by the ESOP to acquire treasury stock from S&T. This loan is recorded in the financial statements as other borrowed funds, offset by a reduction in shareholders' equity to reflect
S&T's guarantee of the ESOP borrowing. The balance of the ESOP loan at December 31, 1995 and 1994 was $0.3 million and $0.4 million, respectively. The terms of this loan require annual principal payments and quarterly interest payments at a rate equal to 80% of the lender's prime rate.

Trust Assets

The year-end carrying value balance of the S&T Bank trust department assets, which are not accounted for as part of the assets of S&T, increased 7.2% in 1995 and 10.0% in 1994. These increases were a result of management's effort to expand the marketing of trust products and services during the periods.

RESULTS OF OPERATIONS
Year Ended December 31, 1995

Net Income

Net income was a record $20.5 million or $1.82 per share in 1995, representing an 11% increase from the $18.4 million or $1.63 per share in 1994. The return on average assets increased to 1.54% for 1995 as compared to 1.49% for 1994. The return on average equity increased to 13.21% for 1995 compared to 13.03% for 1994. Improved net interest margin contributed significantly to this enhanced earnings performance.

Net Interest Income

On a fully taxable equivalent basis, net interest income increased $3.8 million or 7% for 1995 compared to 1994. The net yield on interest-earning assets decreased slightly by 2 basis points to 4.77%, but net interest income was positively affected by the $89.0 million or 8% increase in average earning assets.

Maintaining consistent spreads between earning assets and costing liabilities is very significant to S&T's financial performance since net interest income comprises 89% of operating revenue. A variety of asset/liability management strategies were successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

During this same period, earning assets increased primarily through new loan originations. The bulk of funding for this loan growth was provided by deposits, maturing securities and retained earnings. The level and mix of funds is continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet.

Provision for Loan Losses

The provision for loan losses is an amount added to the allowance against which loan losses are charged.
The provision for loan losses was $3.8 million for 1995 compared to $3.5 million in 1994. Provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio. Net loan charge-offs totaled $2.2 million for 1995 compared to $2.6 million for 1994. S&T's allowance for loan losses at December 31, 1995 was $15.9 million, or 1.63% of total loans compared to $14.3 million, or 1.55% of total loans at December 31, 1994. Nonperforming loans to total loans increased 8 basis points or 38% since December 31, 1994 to 0.29% at December 31, 1995.

Noninterest Income

Noninterest income increased $1.4 million or 20% in 1995 compared to 1994. Increases included $0.2 million or 9% in trust income, $0.5 million or 19% in service charges and fees, a $0.2 million or 11% increase in other income, and a $0.5 million or 128% increase in nonrecurring gains.

The increase in trust income was attributable to bankwide incentive programs and expanded marketing efforts designed to develop new trust business. The increase in service charges on deposit accounts was primarily the result of management's continual effort to implement reasonable fees for services performed and to manage closely the collection of these fees.
The increase in other income was a result of increased performance for brokerage activities, debit/credit cards and credit insurance. These areas were the focus of several 1995 strategic initiatives and product enhancements implemented in order to expand this source of revenue.

Nonrecurring gains were primarily attributable to the sales of equity securities and a $0.2 million gain from the aforementioned student loan sale.

Noninterest Expense

Noninterest expense increased $1.9 million or 6% in 1995 compared to 1994. The increase is primarily attributable to increased employment and other expenses, offset by a decrease in Federal Deposit
Insurance Corporation (FDIC) premiums. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 50.15% and 50.52% in 1995 and 1994, respectively.

Staff expense increased 9% or $1.4 million in 1995.
The increase resulted from normal merit increases, higher incentive payments relative to commercial loan activity, several new hires relating to strategic initiatives in the lending, trust and cash management functions and changes in the thrift plan contributions. Offsetting these increases is a higher deferral of loan origination costs resulting from commercial loan activity. Average full-time equivalent staff increased from 552 to 567 in 1995.

S&T maintains a defined benefit retirement plan for employees. Accounting guidelines of the Financial
Accounting Standards Board require certain assumptions to be made about long-term interest rates in order to apply present value calculations. S&T utilized a discount rate that approximated the present value yield on long-term treasury bonds of 6.5% in 1995 and 8.0% in 1994.

Other expenses increased 14% or $1.1 million in 1995 as compared to 1994. The increase is primarily attributable to a $0.3 million funding of S&T's
Charitable Foundation, $0.3 million increase in marketing and customer relations, and a $0.2 million increase of partnership losses from LIHTC investments.
The funding of the Charitable Foundation will allow
S&T to fund community contributions well into the future from the Foundation and help control future costs. The LIHTC partnership losses aare offset by tax credits.

During 1995, FDIC premiums were reduced from 23 basis points to 4 basis points resulting in expense savings of $0.8 million for the year. Currently, S&T has $183 million of Oakar deposits subject to the Savings
Association Insurance Fund (SAIF) rate of 23 basis points, and a possible surcharge of 80 basis points, or $1.5 million in 1996 if legislation is passed for recapitalization of the SAIF fund.

Federal Income Taxes

Federal income tax expense increased $0.9 million to $7.5 million in 1995 as a result of higher pretax income in 1995. The 1995 effective tax rate of 27% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated from LIHTC projects. S&T currently does not incur any alternative minimum tax.

RESULTS OF OPERATIONS
Year Ended December 31, 1994

Net Income

Net income was a $18.4 million or $1.63 per share in 1994, representing a 13% increase from the $16.3 million or $1.45 per share in 1993. The return on average assets increased to 1.49% for 1994 as compared to 1.43% for 1993. The return on average equity decreased to 13.03% for 1994 compared to 14.14% for 1993. The decrease in return on average equity is attributable to the implementation of FAS #115 in 1994 which increased shareholders' equity. Improved net interest margin and asset quality contributed significantly to this enhanced earnings performance.

Net Interest Income

On a fully taxable equivalent basis, net interest income increased $3.3 million or 6% for 1994 compared to 1993; the net yield on interest-earning assets decreased slightly by 5 basis points to 4.79%, but net interest income was positively affected by a $77.3 million or 7% increase in average earning assets.

Maintaining consistent spreads between earning assets and costing liabilities is very significant to S&T's financial performance since net interest income comprises 89% of revenue. A variety of asset liability management strategies were successfully implemented, within prescribed ALCO risk parameters, that enabled
S&T to maintain a net interest margin consistent with historical levels during an unprecedented increase in short-term market rates in 1994.

During this same period, earning assets increased primarily through new loan originations. The bulk of funding for this loan growth was provided by maturing securities and short and long-term borrowings. The level and mix of borrowings is continually monitored by ALCO in order to mitigate the interest rate sensitivity risks of this balance sheet leveraging strategy.

Provision for Loan Losses

The provision for loan losses is an amount added to the allowance against which loan losses are charged.
The provision for loan losses was $3.5 million for 1994 compared to $3.6 million in 1993. Provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio. Net loan charge-offs totaled $2.6 million for 1994 compared to $2.1 million for 1993. S&T's allowance for loan losses at December 31, 1994 was $14.3 million, or 1.55% of total loans compared to $13.5 million, or 1.69% of total loans at December 31, 1993. Nonperforming loans to total loans decreased 14 basis points or 40% since December 31, 1993 to 0.21% at December 31, 1994.

Noninterest Income

Noninterest income increased $0.3 million or 5% in 1994 compared to 1993. Increases included $0.4 million or 22% in trust income, $0.3 million or 14% in service charges and fees, a $0.2 million or 16% increase in other income, offset by a $0.6 million or 59% decrease in securities gains.

The increase in trust income was attributable to a bankwide incentive program and expanded marketing efforts designed to develop new trust business. The increase in service charges on deposit accounts was primarily the result of management's continual effort to implement reasonable fees for services performed and to manage closely the collection of these fees.
The increase in other income was a result of higher letter of credit issuance as well as increased performance for the relatively new fee-based businesses of mutual funds and annuities sales, discount brokerage activities, security lending, call options, cash management and credit insurance. These areas were the focus of several 1994 strategic initiatives and product enhancements implemented in order to expand this source of revenue.

Security gains were primarily attributable to the sale of equity securities.

Noninterest Expense

Noninterest expense increased $0.8 million or 3% in 1994 compared to 1993. The increase is primarily attributable to increased employment, occupancy expense and furniture and equipment expenses, offset by a decrease in data processing expense and other expenses.

Staff expense increased 7% or $1.1 million in 1994.
The increase resulted from normal merit increases, higher overtime and part-time salary costs related to the data processing conversion during the first half of 1994, several new hires as a result of strategic initiatives in the lending, trust and cash management functions, offset by higher deferral of loan origination costs resulting from commercial loan activity. Average full-time equivalent staff increased from 520 to 552 in 1994.

S&T maintains a defined benefit retirement plan for employees that is accounted for under the guidelines of Financial Accounting Standards Board Statement No.
87, "Employers' Accounting for Pensions" (FAS #87).
Implementation of FAS #87 requires certain assumptions to be made about long-term interest rates in order to apply present value calculations. S&T utilized a discount rate that approximates the present value yield on long-term treasury bonds of 8% in 1994 and 6.8% in 1993.

Occupancy, furniture and equipment expenses increased
15% or $0.5 million in 1994 compared to 1993.
The increase resulted from renovations, higher utility expenses and the addition of three new operational and administrative facilities, including the opening of the new DuBois regional center during the second quarter of 1994.

Data processing decreased 29% or $0.5 million in 1994 compared to 1993. The decrease is attributable to costs associated with the data processing system conversion being expensed in the second quarter of 1993.

Other expenses decreased 4% or $0.3 million in 1994 compared to 1993. The decrease is primarily attributable to a nonrecurring charge of $0.6 million to charitable expense from the establishment of an S&T
Charitable Foundation in the third quarter of 1993.
Offsetting this decrease are increases attributable to higher cost for supplies and postage expenses due to the data processing conversion in the first quarter of 1994, as well as increased expenses related to higher loan volumes.

Federal Income Taxes

Federal income tax expense increased $0.9 million to $6.7 million in 1994 as a result of higher pretax income in 1994. The 1994 effective tax rate of 27% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated from LIHTC taken during 1994. S&T currently does not incur any alternative minimum tax.

Liquidity and Interest Rate Sensitivity

Liquidity refers to the ability to satisfy the financial needs of depositors who want to withdraw funds or borrowers needing access to funds to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance net interest income through periods of changing interest rates. ALCO is responsible for establishing and monitoring the liquidity and interest rate sensitivity guidelines, procedures and policies.

The principal sources of asset liquidity are cash and due from banks, interest-earning deposits with banks, federal funds, and investment securities that mature in one year or less and the market value of securities available for sale. At December 31, 1995, the total of such assets was approximately $428.5 million or 31% of consolidated assets. However, liability liquidity is much more difficult to quantify, but is further enhanced by a stable core deposit base, access to credit lines at other financial institutions and S&T's ability to renew maturing deposits. Certificates of deposit in denominations of $100,000 or more represented 7% of deposits at December 31, 1995 and were outstanding primarily to local customers. S&T's ability to attract deposits and borrowed funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

ALCO monitors and manages interest rate sensitivity through gap, simulation and duration analyses in order to avoid unacceptable earnings fluctuations due to interest rate changes. S&T's gap model includes certain management assumptions based upon past experience and the expected behavior of customers during various interest rate scenarios. The assumptions include principal prepayments for mortgages, installment loans and CMOs and classifying the demand, savings and money market balances by degree of interest rate sensitivity. Utilizing the above assumptions results in ratios of interest rate sensitive assets to interest sensitive liabilities for the six-month and twelve-month intervals ended
December 31, 1995 of .96% and 1.02%, respectively.
Assuming immediate repricings for interest-bearing demand, savings and money market accounts, these ratios would be .69% and .80%, respectively.

Capital Resources

The primary source of equity growth for S&T is earnings retention. Hence, capital growth is a function of net income less dividends paid to shareholders. Shareholders' equity increased $25.4 million at December 31, 1995 compared to December 31,
1994. The $25.4 million includes $13.5 million related to the change in unrealized holding gains on securities available for sale. Net income was $20.5 million and dividends paid to shareholders were $7.9 million for 1995. S&T paid 38% of 1995 net income in dividends, equating to an annual dividend rate of $0.74 per share.

The book values of S&T's common stock increased 18.0% from $12.57 at December 31, 1994 to $14.85 at December
31, 1995 primarily due to the increase in shareholders' equity from retained earnings and the increase in unrealized holding gains on securities available for sale. The market price of S&T's common stock has increased 49% to $30.50 per share at December 31, 1995 from $20.50 per share at December
31, 1994.

S&T continues to maintain a strong capital position with a leverage ratio of 10.4% as compared to the 1995 minimum regulatory guideline of 3.0%. S&T's risk-based capital Tier 1 and Total ratios were 13.7% and 15.0%, respectively, at December 31, 1995, which places S&T well above the Federal Reserve Board's risk-based capital guidelines of 4.0% and 8.0% for Tier 1 and Total, respectively. In addition, management believes that S&T has the ability to raise additional capital if necessary. S&T sponsors an Employee Stock Ownership
Plan (ESOP). The ESOP shares are allocated to employees as part of S&T's contributions to its employee thrift and profit sharing plans. At December
31, 1995, 34,000 unallocated shares were held by the ESOP for future allocation to employees.

During the fourth quarter of 1994, S&T announced a program to annually acquire up to 3% of its common stock as treasury shares. In 1995, S&T acquired 97,689 treasury shares on the open market, and used 74,820 treasury shares to fund the employee stock option plan, its dividend reinvestment plan for shareholders and other general corporate purposes. The stock repurchase program was also reaffirmed in the fourth quarter of 1995 for 1996.

In April 1993, shareholders approved the S&T Incentive
Stock Plan authorizing the issuance of a maximum of 600,000 shares of S&T's common stock in order to assist in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the shareholders of S&T. On December 19, 1994, the Stock Plan was amended to include outside directors. As of December 31, 1995, 415,500 nonstatutory stock options had been granted to key employees and outside directors; 246,500 of these options are currently exercisable.

On September 27, 1995, S&T entered into an agreement to construct a new branch office located in Greensburg, Pennsylvania. Estimated cost is $1.5 million and the completion date is scheduled for the third quarter of 1996.

Regulatory Matters

S&T and S&T Bank are subject to periodic examinations by one or more of the various regulatory agencies.
During 1995, an examination was conducted by the FDIC.
This examination included, but was not limited to, procedures designed to review lending practices, credit quality, liquidity, operations and capital adequacy of S&T and its subsidiaries. No comments were received from the FDIC which would have a material effect on S&T's liquidity, capital resources or operations. S&T's current capital position and results of regulatory examination allows it to pay the lowest possible rate for FDIC deposit insurance.

Inflation

Management is aware of the significant effect inflation has on interest rates and can have on financial performance. S&T's ability to cope with this is best determined by analyzing its capability to respond to changing interest rates and its ability to manage noninterest income and expense. S&T monitors its mix of interest rate sensitive assets and liabilities through ALCO in order to reduce the impact of inflation on net interest income. Management also controls the effects of inflation by reviewing the prices of its products and services, by introducing new products and services and by controlling overhead expenses.

Business Uncertainties

Due to the static economy in S&T's mature market area and the potential for decline, management believes that values of loan collateral and the ability of borrowers to repay could be adversely affected in an economic downturn. However, because of S&T's adequate allowance for loan losses, earnings strength and strong capitalization, as well as the strength of other businesses in our market area, management does not expect a decline in S&T's ability to satisfactorily perform if further decline in our economy occurs. In addition, S&T's recent acquisitions provide expanded market opportunities in areas with better growth potential.