Form 10-K, Exhibit 13
period 1996-12-31
S&T BANCORP INC
filed 1997-03-18
CIK 719220

Financial Highlights
S&T Bancorp, Inc. and Subsidiaries
(dollars in thousands, except per share data)

For The Year                        1996        1995      Change
Net Income                       $23,249     $20,469     $2,780       14 %
Return on Average Assets            1.63 %      1.54 %     0.09 %      6
Return on Average Equity           13.75       13.21       0.54        4
Per Share
Net Income                         $2.10       $1.82      $0.28       15 %
Dividends Declared                  0.94        0.74       0.20       27
Book Value at December 31          15.92       14.85       1.07        7
Market Value at December 31        30.75       30.50       0.25        1
At Year End
Assets                        $1,495,945  $1,400,702    $95,243        7 %
Net Loans                      1,029,085     960,881     68,204        7
Deposits                       1,032,274     979,625     52,649        5
Shareholders' Equity             176,276     166,947      9,329        6
Trust Assets (at market value)   465,249     416,281     48,968       12
Allowance for Loan Losses/
Total Loans                         1.63 %      1.63 %       --       --
Nonperforming Loans/Total Loans     0.79        0.29       0.50      172

Consolidated Balance Sheets
S&T Bancorp, Inc. and Subsidiaries
(dollars in thousands, except per share data)

December 31
                                         1996           1995
Assets
Cash and due from banks                       $33,319        $39,852
Interest-earning deposits with banks              109             51
Securities:
  Available for sale                          353,780        315,343
  Held to maturity (market value $28,943
  in 1996 and $36,284 in 1995)                 28,165         34,997
Total securities                              381,945        350,340
Loans, net of allowance for loan losses
  of $17,043 in 1996 and $15,938 in 1995    1,029,085        960,881
Premises and equipment                         15,926         14,795
Other assets                                   35,561         34,783
Total Assets                               $1,495,945     $1,400,702
Liabilities
Deposits
  Noninterest-bearing                        $115,766       $116,054
  Interest-bearing                            916,508        863,571
Total Deposits                              1,032,274        979,625
Securities sold under repurchase agreements   114,205        122,794
Federal funds purchased                           775            325
Long-term borrowings                          136,618         96,618
Other borrowed funds                              230            340
Other liabilities                              35,567         34,053
Total Liabilities                           1,319,669      1,233,755
Shareholders' Equity
Preferred stock, without par value, 10,000,000
  shares authorized and none outstanding            -              -
Common stock ($2.50 par value)
  Authorized-25,000,000 shares in 1996 and 1995
  Issued-11,820,944 shares in 1996 and 1995    29,552         29,552
Additional paid in capital                     11,933         11,009
Retained earnings                             124,847        111,980
Net unrealized holding gains
  on securities available for sale             23,191         21,928
Treasury stock (746,003 shares in 1996
  and 578,092 shares in 1995, at cost)        (13,017)        (7,182)
Deferred compensation                            (230)          (340)
Total Shareholders' Equity                    176,276        166,947
Total Liabilities and Shareholders' Equity $1,495,945     $1,400,702

See Notes to Consolidated Financial Statements

Consolidated Statements of Income
S&T Bancorp, Inc. and Subsidiaries
(dollars in thousands, except per share data)

Year Ended December 31                          1996       1995       1994
Interest Income
Loans, including fees                        $87,176    $85,497    $70,911
Deposits with banks                                5        143        281
Federal funds sold                               109         50         13
Investment securities:
  Taxable                                     19,066     16,480     16,753
  Tax-exempt                                   1,644      1,809      2,143
  Dividends                                    3,431      3,038      2,553
Total Interest Income                        111,431    107,017     92,654

Interest Expense
Deposits                                      39,130     36,686     31,241
Securities sold under repurchase agreements    7,006      8,482      6,542
Federal funds purchased                          319        474        524
Long-term borrowings                           5,071      4,326        990
Other borrowed funds                              18         30         49
Total Interest Expense                        51,544     49,998     39,346
Net Interest Income                           59,887     57,019     53,308
Provision for Loan Losses                      4,300      3,800      3,500
Net Interest Income After Provision
  for Loan Losses                             55,587     53,219     49,808
Noninterest Income
Service charges on deposit accounts            3,613      2,930      2,464
Trust fees                                     2,839      2,401      2,212
 Security gains, net                           2,172        729        421
Other                                          2,570      2,249      1,817
Total Noninterest Income                      11,194      8,309      6,914

Noninterest Expense
Salaries and employee benefits                18,565     18,062     16,614
Occupancy, net                                 2,337      2,082      2,013
Furniture and equipment                        1,778      1,918      1,912
Other taxes                                      916        868        815
Data processing                                1,596      1,433      1,334
Amortization of intangibles                      314        343        343
FDIC assessment                                1,197      1,247      2,028
Other                                          8,808      7,570      6,536
Total Noninterest Expense                     35,511     33,523     31,595
Income Before Income Taxes                    31,270     28,005     25,127
Applicable Income Taxes                        8,021      7,536      6,683
Net Income                                   $23,249    $20,469    $18,444
Per Common Share:
Net Income                                     $2.10      $1.82      $1.63
Dividends Declared                              0.94       0.74       0.61

Average Common Shares Outstanding         11,072,542 11,243,432 11,283,714

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity
S&T Bancorp, Inc. and Subsidiaries
(dollars in thousands, except per share data)

                            Common   Additional Retained Net Unrealized Treasury Deferred
                            Stock    Paid-In    Earnings     Gain on      Stock       Compensation
                                     Capital                 Securities
                                                             Available for
                                                             Sale
Balance at January 1, 1994   $14,776 $24,279      $88,203                  ($5,365)  ($800)
Net income for 1994                                18,444
Cash dividends declared
  ($0.61 per share)                                (6,823)
Treasury stock acquired
  (70,300 shares)                                                           (1,361)
Treasury stock sold
  (75,703 shares)                        714                                   744
Deferred ESOP
  benefits expense                                                                     370
Transfer to reflect a
  two-for-one stock split    14,776  (14,776)
Adoption of FASB No. 115                                       14,830
Net change in unrealized
  holding gains on securities
  available for sale                                           (6,424)
Balance at December 31, 1994 29,552   10,217      99,824        8,406       (5,982)   (430)
Net income for 1995                               20,469
Cash dividends declared
  ($0.74 per share)                               (8,313)
Treasury stock acquired
  (97,689 shares)                                                           (2,076)
Treasury stock sold
  (74,820 shares)                        792                                   876
Deferred ESOP
  benefits expense                                                                   90
Net change in unrealized
  holding losses on securities
  available for sale                                           13,522
Balance at December 31, 1995 29,552   11,009     111,980       21,928       (7,182)   (340)
Net income for 1996                               23,249
Cash dividends declared
  ($0.94 per share)                              (10,382)
Treasury stock acquired
  (257,525 shares)                                                          (7,287)
Treasury stock sold
  (89,614 shares)                        924                                 1,452
Deferred ESOP
  benefits expense                                                                     110
Net change in unrealized
  holding gains on securities
  available for sale                                           1,263
Balance at December 31, 1996$29,552  $11,933    $124,847     $23,191      ($13,017)  ($230)
See Notes to Consolidated Financial Statements.


S&T Bancorp, Inc. and Subsidiaries
(dollars in thousands)

Year Ended December 31                                  1996   1995     1994
Operating Activities
Net Income                                                $23,249  $20,469  $18,444
Adjustments to reconcile net income to net cash
 provided by operating activities
  Provision for loan losses                                 4,300    3,800    3,500
  Provision for depreciation and amortization               1,946    1,337    1,980
  Net amortization of investment security premiums            543      775    1,256
  Net accretion of loan and deposit discounts                (343)    (896)  (1,037)
  Deferred income taxes                                      (530)    (415)     375
  Securities gains, net                                    (2,172)    (729)    (421)
  Increase in interest receivable                            (151)  (1,023)  (1,661)
  (Decrease)  increase in interest payable                   (252)   2,749    1,112
  Increase in other assets                                   (294)  (1,823)  (2,735)
  Increase (decrease) in other liabilities                  3,170   (2,975)   5,151
Net Cash Provided by Operating Activities                  29,466   21,269   25,964
Investing Activities
Net (increase) decrease in interest-earnings
 deposits with banks                                          (58)   3,773     (671)
Proceeds from maturities of investment securities           7,617   18,244   42,947
Proceeds from maturities of securities available for sale  74,825   19,204   26,000
Proceeds from sales of securities available for sale        9,090   19,532   34,350
Purchases of investment securities                         (2,772) (25,260) (31,900)
Purchases of securities available for sale               (119,417) (55,175) (26,302)
Net increase in loans                                     (72,161) (53,708)(129,311)
Purchases of premises and equipment                        (2,763)  (1,786)  (1,809)
Net Cash Used in Investing Activities                    (105,639) (75,176) (86,696)
Financing Activities
Net increase (decrease) in demand, NOW and savings
 deposits                                                  22,590    6,098     (537)
Net increase in certificates of deposit                    30,060   70,286    5,519
Net (decrease)increase in federal funds purchased             450  (19,265)  (2,610)
Net (decrease)increase in repurchase agreements            (8,589) (47,077)  42,140
Proceeds from FHLB long-term borrowings                    55,000   53,200   28,418
Repayments from FHLB long-term borrowings                 (14,987)       0      (13)
Acquisition of treasury stock                              (7,287)  (2,076)  (1,361)
Sale of treasury stock                                      2,376    1,669    1,458
Cash dividends paid to shareholders                        (9,973)  (7,867)  (6,427)
Net Cash Provided by Financing Activities                  69,640   54,968   66,587
(Decrease) increase in Cash and Cash Equivalents           (6,533)   1,061    5,855
Cash and Cash Equivalents at Beginning of Year             39,852   38,791   32,936
Cash and Cash Equivalents at End of Year                  $33,319  $39,852  $38,791
See Notes to Consolidated Financial Statements.

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

Principles of Consolidation

The consolidated financial statements include the accounts of S&T and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The investment in the subsidiaries is carried at S&T Bancorp, Inc.'s equity in the underlying net assets.

Securities

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and S&T has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and are stated stated at cost adjusted for amortization of premiums and accretion of discounts. All obligations of states and political subdivisions and corporate securities are classified in this category. Securities to be held for indefinite periods of time are classified as available for sale and are recorded at market value. All U.S. treasury securities, U.S. government corporations and agencies, collateralized mortgage obligations and marketable equity securities are classified in this category. Gains or losses on the disposition of securities are based on the specific identification method. S&T does not engage in any securities trading activity.

Loans Interest on loans is accrued and credited to operations based on the principal amount outstanding. Accretion of discount on loans is included in interest income. Loan origination fees and direct loan origination costs are deferred and amortized as an adjustment of loan yield over the respective lives of the loans. Loans are placed on nonaccrual and interest is discontinued when collection of interest or principal is doubtful, or generally when interest and principal are 90 days or more past due.

Impaired loans are defined by management as commercial and commercial real estate loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. Residential real estate mortgages and consumer installment loans are large groups of smaller balance homogenous loans and are separately measured for impairment collectability. Factors considered by management in determining impairment include payment status and underlying collateral value. All impaired loans are classified as substandard for risk classification purposes. Impaired loans are charged-off, to the estimated value of collateral associated with the loan, when management believes principal and interest are deemed uncollectible. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet the payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received.

The allowance for loan losses is established through provisions for loan losses charged against income. Loans considered to be uncollectible are charged against the allowance and recoveries, if any, are credited to the allowance. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed generally by the straight-line method for financial reporting purposes and by accelerated methods for federal income tax purposes.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Other Real Estate

Other real estate is included in other assets and is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of a foreclosure and loans classified as in-substance foreclosure. These properties are carried at the lower of cost or fair value less cost of resale. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses. Gains or losses realized subsequent to acquisition are recorded in the results of operations.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

Trust Assets and Income

Assets held in a fiduciary capacity by the subsidiary bank, S&T Bank (Bank), are not assets of the Bank and are therefore not included in the consolidated financial statements.
Trust fee income is reported on the accrual basis.

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

Per Share Amounts Net income per common share is based on the weighted average number of shares of common stock outstanding during the year.

Cash Flow Information

S&T considers cash and due from banks as cash and cash equivalents. For the years ended December 31, 1996, 1995, and 1994, cash paid for interest was $51,796,000, $47,250,000 and $38,234,000, respectively. Cash paid during 1996 for income taxes was $8,520,000 compared to $7,662,000 for 1995 and $6,404,000 for 1994.

New Accounting Pronouncements

In October 1995, the Financial Accounting Standards Board (FASB) issued FAS 123 "Accounting for Stock-Based Compensation" which is effective for S&T's fiscal year ending December 31, 1996.
FAS 123 defines a fair value-based method of accounting for stock-based employee compensation plans. Under the fair value-based method, compensation cost is measured at the grant date based upon the value of the award and is recognized over the service period. The standard also allows an entity to continue to measure compensation costs for its plans as prescribed in APB Opinion No. 25, "Accounting For Stock Issued to Employees"
(APB 25). S&T has elected to continue to apply APB 25 and has disclosed to pro forma effect on earnings with FAS 123 applied which is reflected in Note P.

Financial Accounting Standards Board Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (Statement No. 125) is effective in 1997 and provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Statement No. 125 as amended by FASB Statement No. 127, "Deferral of Effective Date of Certain Provisions of Statement No. 125" is generally to be applied to transactions occurring after December 31, 1996 with certain provisions having been delayed until 1998. Statement No. 125 is not expected to materially effect S&T's financial position or results of operation.

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

Loan commitments and standby letters of credit: Estimates of the fair value of these off-balance sheet items were not made because of the short-term of these arrangements and the credit standing of the counterparties. Also, unfunded loan commitments relate principally to variable rate commercial loans, and fees are not normally assessed on these balances.

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

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

The following table indicates the estimated fair value of S&T's financial instruments as of December 31:
                                        1996                 1995
                                Estimated   Carrying Estimated Carrying
                                Fair Value   Value   Fair Value Value
Assets
  Cash                             $33,319    $33,319   $39,852   $39,852
  Securities available for sale    353,780    353,780   315,343   315,343
  Held to maturity                  28,943     28,165    36,284    34,997
  Loans                          1,043,938  1,046,128   974,550   976,819
Liabilities
  Deposits                      $1,037,534 $1,032,274  $986,043  $979,625
  Securities sold under repurchase
   agreements                      114,205    114,205   122,794   122,794
  Federal funds purchased              775        775       325       325
  Long-term borrowing              136,518    136,618    97,146    96,618
  Other borrowed funds                 230        230       340       340
Off-balance sheet
  Interest rate swaps                 $362         $0        $0        $0

Note C - Derivative Financial Instruments

S&T does not extensively use derivative financial instruments and has three types: interest rate swaps, structured notes and collateralized mortgage obligations (CMOs).

S&T has three interest rate swaps at notional values totaling $29.0 million, paying a fixed rate and receiving a variable rate. The purpose of these transactions is to provide matched, fixed rate funding for newly originated loans, and to mitigate the risk associated with volatile liability funding. The effective rate of these combined swaps was 5.29% at December 31, 1996. Interest rate swaps are not reported in the consolidated balance sheets. Differences between interest received and interest paid is reported as a component of borrowing expense in the consolidated income statement.

S&T's structured notes are comprised of $10.0 million of Federal Home Loan Bank (FHLB) step-up notes at December
31, 1996. These notes provide a higher interest rate, but are subject to call after the first step-up period.
Lower market interest rates at the step-up period could cause the structured notes to be redeemed earlier than stated maturities. Ranges of expected maturities and interest rates for structured notes are 6 years to 7 years and 4.9% to 8.0%, respectively. Fair values for structured notes were $9.9 million at December 31, 1996. Structured notes are classified as securities available for sale in the consolidated balance sheets.

The CMOs are principally Planned Amortization Class (PAC) tranches of U.S. government agencies and were purchased during 1992 as alternatives to loans in a period of declining interest rates. At December 31, 1996, $4.2 million are remaining with expected maturity ranges of .4 years to .9 years and yields of 7.0% to 9.1%. CMOs are classified as securities available for sale in the consolidated balance sheets.

Note D - Restrictions on Cash and Due from Bank Accounts

The Board of Governors of the Federal Reserve Bank impose certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged
$13,469,000 during 1996.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note E - Securities

The following table indicates the composition of the securities portfolio at December 31:

1996                                                          Available for Sale
                                                            Gross      Gross
                                                Amortized Unrealized Unrealize Market
                                                   Cost     Gains     Losses   Value
Obligations of U.S. government
  corporations and agencies                      $230,567   $2,325    ($1,116)$231,776
Collateralized mortgage obligations of U.S.
 government corporations and agencies               4,176        7         (1)   4,182
U.S. treasury securities                           30,042      886              30,928
Corporate securities                                  300                          300
Debt securities available for sale                265,085    3,218     (1,117) 267,186
Marketable equity securities                       39,879   33,803       (224)  73,458
Other securities                                   13,136                       13,136
Total                                            $318,100  $37,021    ($1,341)$353,780

                                                             Held to Maturity
Obligations of states and political subdivisions  $24,239     $569        ($7) $24,801
Corporate securities                                1,998      216               2,214
Debt securities held to maturity                   26,237      785         (7)  27,015
Other securities                                    1,928                        1,928
Total                                             $28,165     $785        $(7) $28,943

     1995                                                         Available for Sale
                                                            Gross      Gross
                                                Amortized Unrealized Unrealize Market
                                                   Cost     Gains     Losses   Value
Obligations of U.S. government
  corporations and agencies                      $172,612   $5,113      ($143)$177,582
Collateralized mortgage obligations of U.S.
 government corporations and agencies              10,911      124              11,035
U.S. treasury securities                           51,205    1,993              53,198
Corporate securities                                  190                          190
Debt securities available for sale                234,918    7,230       (143) 242,005
Marketable equity securities                       37,573   26,926       (276)  64,223
Other securities                                    9,115                        9,115
Total                                            $281,606  $34,156      ($419)$315,343

                                                               Held to Maturity
Obligations of states and political subdivisions  $31,412     $949       ($12) $32,349
Corporate securities                                2,493      350               2,843
Debt securities held to maturity                   33,905    1,299        (12)  35,192
Other securities                                    1,092                        1,092
Total                                             $34,997   $1,299       ($12) $36,284



Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

During the forth quarter of 1995, Management reclassified the securities portfolio allowed by the "one time" amnesty per Financial Accounting Standards Board Statement No. 115. The reclassified securities were from the held to maturity category to the available for sale category. The transferred securities had an amortized cost of $154.2 million and a market value of $159.5 million. The resulting net of tax effect of the reclassification to S&T's equity was $3.4 million.

There were $2,364,000, $1,636,000 and $1,136,000 in gross realized gains and $192,000, $907,000 and $721,000 in gross realized losses in 1996, 1995 and 1994, respectively, relative to securities available for sale.

The CMOs are principally Planned Amortization Class (PAC) tranches of
U.S. government agencies and were purchased during 1992 as alternatives to loans in a period of declining interest rates.

The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below.
Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties


                                              Amortized          Market
                                                Cost             Value
Available for Sale
Due in one year or less                         $15,007         $15,080
Due after one year through five years            76,360          77,728
Due after five years through ten years          172,809         173,467
Due after ten years                                 909             911
Total                                          $265,085        $267,186

                                              Amortized           Market
Held to Maturity                                Cost              Value
Due in one year or less                          $1,400          $1,404
Due after one year through five years            10,641          11,060
Due after five years through ten years            9,874          10,171
Due after ten years                               4,322           4,380
Total                                           $26,237         $27,015

At December 31, 1996 and 1995 securities with principal amounts of $167,691,000 and $203,063,000 respectively, were pledged to secure repurchase agreements and public and trust fund deposits.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note F - Loans

The following table indicates the composition of the loan
portfolio at December 31:
                                                   1996                 1995

Real estate-construction                           $24,984              $23,712
Real estate-mortgages:
 Residential                                       409,600              377,258
 Commercial                                        228,682              191,885
Commercial-industrial and agricultural             237,882              234,779
Consumer installment                               144,980              149,185
Gross Loans                                      1,046,128              976,819
Allowance for loan losses                          (17,043)             (15,938)
Net Loans                                        1,029,085              960,881

The following presents changes in the allowance for loan
losses for the years ended December 31:
                                                    1996      1995       1994
Balance at beginning of year                       $15,938   $14,331    $13,480
Charge-offs                                         (5,188)   (2,889)    (3,727)
Recoveries                                           1,993       696      1,078
Net charge-offs                                     (3,195)   (2,193)    (2,649)
Provision for loan losses                            4,300     3,800      3,500
Balance at end of year                             $17,043   $15,938    $14,331


The Bank has granted loans to certain officers and directors of S&T as well as certain affiliates of the officers and directors in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated person and did not involve more than normal risk of collectibility. The aggregate dollar amounts of these loans were $28,249,000 and $27,580,000 at December 31, 1996 and 1995, respectively. During 1996, $25,845,000 of new loans were funded and repayments totaled $25,176,000.

During 1996, S&T Bank acquired automobile loans and leases on a third-party basis from companies owned by two directors of S&T totaling $6,600,000. These loans were acquired on substantially the same terms as those prevailing at the time for comparable transactions with others.

The principal balances of loans on nonaccrual were $8,280,000 and $2,844,000 at December 31, 1996 and 1995, respectively. At December 31, 1996 there were no commitments to lend additional funds on nonaccrual loans. Other real estate owned, which is included in other assets, was $361,000 at December 31, 1996 and $542,000 at December 31, 1995.

At December 31,1996 and 1995, the recorded investment in loans that are considered to be impaired under FASB Statement No. 114, as amended by FASB Statement No. 118 was $10,200,000 and $3,400,000, respectively, after charge-offs of $3,400,000 and $2,600,000. Of these impaired investments, $6,000,000 and $2,300,000, respectively, was on nonaccrual. The average recorded investment in impaired loans during 1996 and 1995 was $3,900,000 and $2,500,000, respectively. S&T Bank has recorded an allowance for loan losses for all impaired loans totaling $2,600,000 and $1,800,000 at December 31, 1996 and 1995, respectively. Interest income on impaired loans of $1,100,000 and $500,000 was recognized in 1996 and 1995, respectively. Of this interest income recognized on impaired loans, primarily all was recognized using a cash basis method of accounting.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note G - Premises and Equipment

The following is a summary of the premises and equipment accounts at December 31:
                                        1996     1995
Land                                   $2,191   $1,987
Premises                               14,353   13,140
Furniture and equipment                10,149    9,804
Leasehold improvements                  2,464    2,391
                                       29,157   27,322
Accumulated depreciation              (13,231) (12,527)
Total                                 $15,926  $14,795

Certain banking facilities and equipment are leased under short-term lease arrangements expiring at various dates to the year 2007. All such leases are accounted for as operating leases. Rental expense for premises and equipment amounted to $1,136,000, $1,104,000 and $1,009,000 in 1996, 1995 and 1994,
respectively. Minimum annual rentals for each of the years 1997-2001 are approximately $486,000,$394,000,$288,000,
$266,000 and $202,000, respectively, and $401,000 for the years thereafter. Included in the above are leases entered into with a director of S&T for which rental expense totaled $302,600, $296,400 and $292,200 in 1996, 1995 and 1994,
respectively.



Note H -  Deposits

The following table indicates the composition of deposits at December 31:

                                    1996                1995
Noninterest-bearing demand      $115,766            $116,054
Interest-bearing demand           32,816              96,577
Money market                     214,802             123,121
Savings                          118,563             123,605
Time deposits                    550,327             520,268
Total                         $1,032,274            $979,625

The aggregate of all time deposits over $100,000 amounted to $89,047,000 and $72,021,000 for December 31, 1996 and 1995,
respectively.

The following table indicates the scheduled maturities of
time deposits at December 31:       1996                1995
Due in one year                 $315,080            $219,426
Due in one to two years           91,943             149,079
Due in two to three years         85,824              65,254
Due in three to four years        27,624              42,598
Due in four to five years         12,503              27,091
Due after five years              17,353              16,820
Total                           $550,327            $520,268

Note I - Long-Term Debt

 The following table is a summary of long-term debt with the Federal Home Loan Bank (FHLB):

                                   1996               1995
                                      Average            Average
                             Balance   Rate     Balance   Rate
 Due in one year             $36,000     5.43 % $15,000     4.82 %
 Due in one to two years      25,000     5.60    36,000     5.97
 Due in two to three years         -        -    25,000     5.90
 Due in three to four years   12,500     5.32         -        -
 Due in four to five years    55,000     5.52    12,500     5.63
 Due after five years          8,118     6.63     8,118     6.63
 Total                      $136,618     5.56 % $96,618     5.78 %

 The purpose of these borrowings were to match-fund selected new loan originations, to mitigate interest rate sensitivity risks and take advantage of discounted borrowing rates through the FHLB for community investment projects.

 S&T maintains a Flexline of credit for 10% of total assets with the FHLB which expires December 31, 1997. S&T pledged all 1-4 family and multi-family mortgage loans as collateral for any current or future FHLB advances. The total carring amount of the collateral was $376,274,000 at December 31, 1996.


 Note J - Short-Term Debt
 Federal funds purchased and securities sold under repurchase agreements (REPOS) generally mature within one to fourteen days from the transaction date. S&T defines REPOS with its retail customers as retail REPOs and wholesale REPOS are those transacted with other banks. Information concerning federal funds purchased and REPOS is summarized as follows:

                                                   1996       1995
 Average balance during the year               $141,012   $158,072
 Average interest rate during the year             5.24 %     5.79%
 Maximum month-end balancing during the year    180,776    195,811
 Average interest rate at year end                 5.68 %     5.57%

 Note K - Dividend and Loan Restrictions

Certain restrictions exist regarding the ability of the subsidiaries to transfer funds to S&T in the form of dividends and loans. Dividends that may be paid by the subsidiaries to S&T are limited to the retained earnings of the subsidiaries which amounted to $120,503,412 at December 31, 1996. The amount of dividends that may be paid to S&T is further restricted by regulatory guidelines concerning minimum capital requirements.

Federal law prohibits S&T from borrowing from the subsidiaries unless such loans are collateralized by specific obligations. Further, such loans are limited to 10% of the subsidiaries' capital and additional paid in capital, as defined. At December 31, 1996, the maximum amount available for transfer from the subsidiaries to S&T in the form of loans and dividends approximated 72% of consolidated net assets.


Note L - Litigation

S&T, in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of these legal proceedings.


Note M - Financial Instruments and Credit Risk

S&T, in the normal course of business, commits to extend credit and issue standby letters of credit. The obligations are not recorded in S&T's financial statements. Loan commitments and standby letters of credit are subject to S&T's normal credit underwriting policies and procedures and generally require collateral based upon management's evaluation of each customer's financial condition and ability to satisfy completely the terms of the agreement. S&T's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral. Unfunded loan commitments totaled $228,031,000 and $176,919,000 at December 31, 1996 and 1995, respectively; and obligations under standby letters of credit totaled $60,173,000 and $67,359,000 at December 31, 1996 and 1995, respectively.

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

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note N - Income Taxes

Income tax expense (credits) for the years ended December 31 are comprised of:

                                        1996     1995     1994
Current                                $8,551   $7,951   $6,308
Deferred                                 (530)    (415)     375
Total                                  $8,021   $7,536   $6,683

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The statutory to effective tax rate reconciliation for the years ended December 31 is as follows:

                                         1996     1995     1994
Statutory tax rate                        35%      35%      35%
Tax-exempt interest income
  and dividend exclusion                  (6)      (7)      (7)
Low income housing tax credits            (3)      (1)      (1)
Effective tax rate                        26%      27%      27%

Income taxes applicable to security gains were $760,000 in 1996, $255,000 in 1995 and $147,000 in 1994.

Significant components of S&T's temporary differences were as follows at December 31:

                                                 1996     1995
Deferred tax liabilities:
 Net unrealized holding gains
   on securities available for sale            (12,488) (11,808)
 Fixed assets                                     (560)    (501)
 Accretion on acquired loans                      (363)    (464)
 Prepaid pension                                  (428)    (359)
 Prepaid hospitalization                          (102)    (102)
 Point recognition                                (688)    (631)
Total deferred tax liabilities                 (14,629) (13,865)
Deferred tax assets:
 Allowance on loan losses                        5,755    5,368
 Loan fees                                         147      131
 Interest expense on increasing rate CDs           171      161
 Deferred compensation                             462      353
 Goodwill                                          392      321
 Other                                              89       68
Total deferred tax assets                        7,016    6,402
Net deferred tax liability                      (7,613)  (7,463)

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Note O - Employee Benefits

The Bank maintains a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation during the last ten years of employment. Contributions are intended to provide for benefits attributed to employee service to date and for those benefits expected to be earned in the future. Trustee pension plan assets consist primarily of equity and fixed income securities and short-term investments.

The following table summarizes the components of net periodic pension expense for the Bank's defined benefit plan:
                                        1996              1995            1994

Service cost-benefits earned
         during the period              $880              $671            $687
Interest cost on projected
         benefit obligation            1,126             1,048             917
Actual return on plan assets          (2,260)           (3,350)            259
Net amortization and deferral            (14)              (14)            (14)
Difference between expected and
         actual return on assets         884             2,242          (1,391)
Net periodic pension expense            $616              $597            $458

The following table sets forth the plan's funded status at December 31:
                                                          1996             1995
Actuarial present value of the accumulated
benefit obligation, including vested benefits
of  $12,399 in 1996 and  $12,149 in 1995.              (13,546)          (13,225)
Actuarial present value of projected
benefit obligation                                     (17,524)          (17,140)
Plan assets at fair value                               19,751            17,273
Plan assets in excess of projected
benefit obligation                                       2,227               133
Unrecognized net gain from past
experience different from that assumed
and effects of changes in assumptions                   (1,538)              322
Unamortized prior service cost                             (34)              (36)
Balance of initial unrecognized net liability              (45)              (57)
Accrued pension cost included in other liablities         $610              $362

Below are actuarial assumptions used in accounting for the plan:
                                                 1996     1995     1994
Weighted-average discount rate                    7.0%     6.5%     8.0%
Rate of increase in future compensation levels    5.0%     6.0%     5.0%
Expected long-term rate of return on plan assets  8.0%     8.0%     8.0%

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

S&T also has a supplemental retirement plan (SERP) for certain key employees. The SERP is unfunded. The balance of actuarial present value of projected benefit obligations related to the SERP are $1,332,000 and $1,289,000 at December 31, 1996 and 1995,
respectively. Accrued pension cost related to the SERP was $1,320,000 and $1,009,000 at December 31, 1996 and 1995. Net
periodic pension cost related to the SERP was $238,000, $201,000 and $117,000 at December 31, 1996, 1995 and 1994, respectively.
The actuarial assumptions are the same as those used in the previous table. The Bank maintains a Thrift Plan (Plan) in which substantially all employees are eligible to participate. The Bank makes matching contributions to the Plan up to 3% of participants' eligible compensation and may make additional contributions as limited by the Plan. Contributions to the Plan are cash or unallocated Employee Stock Option Plan (ESOP) shares.
Expense related to these contributions amounted to $950,000, $856,000 and $537,000 in 1996, 1995 and 1994, respectively.

On December 30, 1988, S&T sold 280,000 shares of common stock, which were held in treasury, to its newly created ESOP for $2,800,000. The funds were obtained by the ESOP through a loan from a bank. S&T has guaranteed the loan which has a maximum term of 10 years and bears interest at 80% of the lender's prime rate. The loan terms require quarterly interest and annual principal payments. The balance of this loan was $230,000 and $340,000 on December 31, 1996, and 1995, respectively, and was included in other borrowed funds with an offsetting reduction in shareholders' equity shown as deferred compensation in the accompanying consolidated balance sheets. At December 31, 1996 the ESOP held 23,000 shares of S&T common stock that was unearned or unallocated, with a fair market value of $707,000. These unearned shares are released upon reduction of the ESOP debt and must be fully allocated by December 31, 1998.

The ESOP covers substantially all regular full-time employees. S&T is obligated to make annual contributions sufficient to enable the ESOP to repay the loan, including interest.
Interest expense totaled $19,000 in 1996, $30,000 in 1995 and $49,000 in 1994. Dividends received by the ESOP from S&T for unallocated shares amounted to $24,000 in 1996, $33,000 in 1995 and $48,000 in 1994, which were used for debt service. Dividends on allocated shares are paid to the participants' accounts in the Plan. Deferred compensation arising from the guarantee of the ESOP borrowing will be charged to operations as contributions are made to the ESOP.

Since the ESOP was established prior to the issuance of SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans," ESOP compensation expense is currently based upon the cost of unearned shares as prescribed by SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." The earnings per share effects of unearned ESOP shares are not material. The expense associated with the release of ESOP shares in 1996, 1995 and 1994 was $110,000, $90,000 and $370,000, respectively. No allocated ESOP shares are subject to repurchase obligations.

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

S&T grants stock options at exercise prices not less than the greater of the fair market value of common stock on stock on the date of grant or the par value of S&T common stock. SARs may be granted concurrently with the grant of nonstatutory stock options (Related SARs) or independently. SARs entitle the holder to receive either cash or shares of S&T common stock equal to the excess of the fair market value of the shares subject to the option over the fair market value of a share of common stock on the grant date.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Stock options and SARs granted under the Stock Plan are not exercisable before the six month vesting period from the date of grant. There were no SARs or Related SARs issued or outstanding at December 31, 1996 and 1995. The following table summarizes the changes in the incentive stock options outstanding during 1996, 1995 and 1994:

                      1996                 1995               1994
                            Weighted            Weighted            Weighted
                             Average            Average             Average
                    Number   Option     Number   Option   Number     Option
                  of shares   price   of shares  price   of shares   price
Outstanding at
beginning of year  411,500     $20.90   250,500  $17.27    128,000    $15.61
 Granted           166,500      30.88   165,000   26.25    122,500     19.00
 Exercised         (22,000)     15.10    (4,000)  13.63         --        --
Outstanding at end
 of year           556,000     $24.12   411,500  $20.90    250,500    $17.27
Exercisable at end
 of year           389,500     $21.23   246,500  $17.33    128,000    $15.61

The grant price of all options are equal to the fair market value of S&T common stock at the grant date.

The following table summarizes the range of exercise prices at December 31:

                      1996                         1995                         1994
                            Contractual                   Contractual                     Contractual
          Shares    Exercise Remaining   Shares    Exercise Remaining   Shares    Exercise Remaining
         Outstanding Price  Life(Years)Outstanding Price   Life(Years)Outstanding Price    Life(Years)
1992        40,000  $13.63       6       54,000    $13.63       6       58,000    $13.63    6
1993        64,000   17.25       7       70,000     17.25       7       70,000     17.25    7
1994       120,500   19.00       8      122,500     19.00       8      122,500     19.00    8
1995       165,000   26.25       9      165,000     26.25       9            -         -    -
1996       166,500   30.88      10            -         -       -            -         -    -  -
Total      556,000  $24.12     8.6      411,500    $20.90     7.8      250,500    $17.27  7.3

Options are granted in December and have a six month vesting period and a ten year contractual life.

S&T accounts for stock options in accordance with APB 25. The following proforma information regarding net income and earnings per share assumes the adoption of Statement
No. 123 for stock options granted subsequent to December 31, 1994. (Disclosure is not required for options granted prior to 1995). The estimated fair value of the options is amortized to expense over the option and vesting period. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.12% and 5.44%; a dividend yield of 3.0%; volatility factors of the expected market price of S&T's common stock of .161 and a weighted-average expected life of 5 years.

                                 1996              1995
Proforma net income           $22,749           $20,434
Proforma earnings per share     $2.05             $1.82

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.
Because S&T's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

S&T also sponsors a dividend reinvestment plan (Dividend Plan) whereby shareholders may purchase shares of S&T common stock at market value with reinvested dividends and voluntary cash contribution. The Dividend Plan covers a maximum of 400,000 shares of S&T common stock. At December 31, 1996, 29,786 shares were available for purchase under the Dividend Plan.


Note Q - S&T Bancorp, Inc. (parent company only)
              Condensed Financial Information

Balance Sheets at December 31:
                                           1996     1995
Assets
Cash                                  $2,526     $273
Investments in
   Bank subsidiary                   107,761  108,184
   Nonbank subsidiaries               68,995   61,198
Total Assets                        $179,282 $169,655

Liabilities
Dividends payable                     $2,769   $2,361
Other borrowed funds                     230      340
Other liabilities                          7        7
Total Liabilities                      3,006    2,708

Total Shareholders' Equity           176,276  166,947

Total Liabilities and
  Shareholders' Equity              $179,282 $169,655

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Statements of Income for the years ended December 31:
                                        1996     1995     1994
Dividends from bank subsidiary       $10,381   $8,313   $6,823
Investment income                         64       38       38
Income before equity
   in undistributed net income
   of subsidiaries                    10,445    8,351    6,861
Equity in undistributed net income of:
   Bank subsidiary                     8,411    8,757    8,480
   Nonbank subsidiaries                4,393    3,361    3,103
Net Income                           $23,249  $20,469  $18,444

Statements of Cash Flows for the years ended December 31:
                                                1996      1995      1994
Operating Activities
Net Income                                     $23,249   $20,469  $18,444
 Equity in undistributed
   net income of subsidiaries                  (12,804)  (12,120) (11,583)
 Change in other assets/liabilities               (408)     (445)    (396)
Total Provided by Operating Activities          10,037     7,904    6,465
Investing Activities
 Distributions from (to) bank subsidiaries       7,100       550   (1,000)
Total Used in Investing Activities               7,100       550   (1,000)
Financing Activities
 Dividends                                      (9,972)   (7,867)  (6,427)
 (Acquisition) sale of treasury stock           (4,912)     (407)      97
Total Used in Financing Activities             (14,884)   (8,274)  (6,330)
Increase (decrease) in Cash                      2,253       180     (865)
Cash at Beginning of Year                          273        93      958
Cash at End of Year                             $2,526      $273      $93

Note R - Regulatory Matters

S&T is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on S&T's financial statements. Under capital guidelines and the regulatory framework for prompt corrective action, S&T must meet specific capital guidelines that involve quantitative measures of the S&T's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. S&T's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries
(all dollar amounts in tables are in thousands)

Quantitative measures established by regulation to ensure capital adequacy require S&T to maintain minimum amounts and ratios of Tier I and Total capital to risk-weighted assets and of Tier I capital to average assets. As of December 31, 1996 and 1995
S&T meets all capital adequacy requirements to which it is subject. To be classified as well capitalized, S&T must maintain minimum Tier I risk-based, Total risk-based, and Tier I leverage ratios as set forth in the table below.

The following table summarizes S&T's capital amounts and ratios:            To Be Well
                                                                           Capitalixed Under
                                                           For Capital     Prompt Corrective
                                           Actual       Adequacy Purposed  Action Provisions
                                      Amount     Ratio   Amount     Ratio   Amount     Ratio
As of December 31, 1996:
 Total Capital
 (to Risk Weighted Assets)           $167,719    14.33 % $93,661     8.00 %$117,076    10.00%
 Tier I Capital
 (to Risk Weighted Assets)            153,085    13.08    46,830     4.00    70,245     6.00%
 Tier I Capital
 (to Average Assets)                  153,085    10.28    59,592     4.00    74,490     5.00%
As of December 31, 1995:
 Total Capital
 (to Risk Weighted Assets)            157,882    14.98    84,336     8.00   105,420    10.00%
 Tier I Capital
 (to Risk Weighted Assets)            144,704    13.73    42,168     4.00    63,252     6.00%
 Tier I Capital
 (to Average Assets)                  144,704    10.38    55,776     4.00    69,720     5.00%

The most recent notification from the Federal Deposit Insurance Corporation categorized S&T Bank as well capitalized under the regulatory framework for prompt corrective action. At December 31, 1996 S&T Bank's Tier I and Total capital ratios were 9.29% and 10.54%, respectively and Tier I capital to average assets was 7.26%. At December 31, 1995, S&T Bank's Tier I and Total capital ratios were 10.05% and 11.30%, respectively and Tier I capital to average assets was 7.53%.

Note S - Acquisition

On November 26, 1996, S&T announced the signing of a definitive Agreement and Plan of Merger to acquire Peoples Bank of Unity. Peoples is a $290 million state chartered bank, headquartered in Plum Borough, a suburb of Pittsburgh, Pennsylvania. The merger, which is based on a fixed exchange ratio of 26.25 shares of S&T common stock for each outstanding share of Peoples. Peoples shareholders will receive up to 3,036,075 shares of S&T Common Stock for 115,660 shares of Peoples Common Stock out-standing. The transaction will be accounted for as a pooling-of-interests.

The transaction, which is subject to approval by the appropriate regulatory authorities, is expected to be completed during the second quarter of 1997.

Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors
S&T Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries (S&T) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of S&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assuance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of S&T Bancorp, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.








Pittsburgh, Pennsylvania
January 17, 1997

Stock Prices and Dividend Information
Selected Financial Information
S&T Bancorp, Inc. and Subsidiaries
(dollars in thousands, except per share data)

Stock Prices and Dividend Information

S&T Bancorp, Inc.'s common stock is listed on the Nasdaq National Market System. The range of sales prices for the years 1996 and 1995 are as follows and are based upon information obtained from Nasdaq. As of the close of business January 17, 1997, there were 2,615 shareholders of record of S&T Bancorp, Inc. Dividends paid by S&T are provided from the Bank's dividends to S&T. In addition, the payment of dividends by the Bank to S&T is subject to the restrictions described in Note K to the Consolidated Financial Statements. The cash dividends declared shown below represent the historical per share amounts for S&T Bancorp, Inc. common stock.
                                    Price Range of     Cash Dividends
                                     Common Stock         Declared
     1996                           Low        High
 Fourth Quarter                   $30.00      $31.75       $0.25
 Third Quarter                     29.75       31.50        0.24
 Second Quarter                    29.50       31.00        0.24
 First Quarter                     28.00       30.75        0.21

     1995
 Fourth Quarter                   $24.63      $30.50       $0.21
 Third Quarter                     23.88       25.00        0.18
 Second Quarter                    20.00       23.75        0.18
 First Quarter                     19.50       20.25        0.17

Selected Financial Data

Years Ended December 31:
                                1996         1995        1994        1993      1992
Income Statement:
Interest income              $111,431     $107,017     $92,654     $86,923   $89,056
Interest expense               51,544       49,998      39,346      36,965    43,099
Provisions for loan losses      4,300        3,800       3,500       3,600     5,778
Net interest income after
provision for loan losses      55,587       53,219      49,808      46,358    40,179
Noninterest income             11,194        8,309       6,914       6,571     6,362
Noninterest expense            35,511       33,523      31,595      30,768    27,374
Income before income taxes     31,270       28,005      25,127      22,161    19,167
Applicable income taxes         8,021        7,536       6,683       5,818     4,886
Net income                    $23,249      $20,469     $18,444     $16,343   $14,281
Per share data: (1)
Net income                      $2.10        $1.82       $1.63       $1.45     $1.28
Dividends declared               0.94         0.74        0.61        0.50      0.40
Book value                      15.92        14.85       12.57       10.75      9.73

(1) Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on September 15, 1994.

Selected Financial Data
Quarterly Selected Financial Data
S&T Bancorp, Inc. and Subsidiaries
(dollars in thousands, except per share data)

Balance sheet totals (period end):
Years Ended December 31:
                              1996      1995      1994      1993      1992
Total assets             $1,495,945 $1,400,702 $1,293,737 $1,194,037 $1,106,755
Securities                  381,945    350,340    306,124    339,129    355,197
Net loans                 1,029,085    960,881    910,077    783,229    679,960
Total deposits            1,032,274    979,625    903,240    898,258    899,597
Securities sold under
 repurchase agreements      114,205    122,794    169,871    127,731     85,013
Other liabilities           173,190    131,336     79,039     46,955     13,199
Total shareholders' equity  176,276    166,947    141,587    121,093    108,946

Quarterly Selected Financial Data

                                1996                                    1995
                                Fourth   Third    Second    First     Fourth    Third     Second    First
                              Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
Summary of Operations:
Income Statement:
Interest income                 $28,591    $28,235    $27,512    $27,093    $27,472    $27,177    $26,780    $25,588
Interest expense                 13,254     13,017     12,659     12,614     12,911     12,822     12,577     11,688
Provision for loan losses         1,050        825      1,450        975      1,200      1,100        750        750
Net interest income after
 provision for loan losses       14,287     14,393     13,403     13,504     13,361     13,255     13,453     13,150
Noninterest income                2,828      3,003      2,680      2,683      2,277      2,099      2,044      1,889
Noninterest expense               9,037      9,353      8,423      8,698      8,441      8,160      8,577      8,345
Income before income taxes        8,078      8,043      7,660      7,489      7,197      7,194      6,920      6,694
Applicable income taxes           2,125      2,075      1,908      1,913      1,935      1,986      1,842      1,773
Net income                       $5,953     $5,968     $5,752     $5,576     $5,262     $5,208     $5,078     $4,921
Per Share Data:
Net income                        $0.54      $0.54      $0.52      $0.50      $0.47      $0.46      $0.45      $0.44
Dividends declared                 0.25       0.24       0.24       0.21       0.21       0.18       0.18       0.17
Book value                        15.92      15.28      14.78      14.67      14.85      14.08      13.57      13.09

Average Balance sheet totals:
Total assets                 $1,464,554 $1,429,681 $1,410,836 $1,392,808 $1,373,584 $1,341,785 $1,319,079 $1,288,334
Liabilities                     335,310    343,518    340,645    321,501    341,003    310,172    301,908    290,507
Net loans                     1,010,030    975,644    957,693    955,218    955,003    941,364    929,544    913,028
Total deposits                1,013,513    999,893    990,370    970,535    959,491    939,319    914,939    902,076
Securities sold under
 repurchase agreements          134,260    143,382    136,539    126,536    126,461    149,506    156,909    168,479
Other liabilities               140,141    119,059    119,641    127,677    124,230     95,391     95,332     71,037
Total shareholders' equity      176,641    167,347    164,285    168,061    163,402    157,569    151,899    146,742

Management's Discussion and Analysis of Financial
Condition and
Results of Operations

Financial Condition

The $71.8 million growth of average earning assets in 1996 was primarily the result of an excellent lending year for S&T Bancorp, Inc. (S&T) and increase in securities. Average loan and average security balances increased by $41.2 million and $31.0 million, respectively, during 1996. The bulk of funding for this loan and security growth was primarily provided by a $64.5 million increase in deposits, a $14.1 million increase to average earnings retained, offset by a $1.7 million decrease in average borrowings.

Lending Activity

Increases in average loans for 1996 and 1995 were $41.2 million and $105.7 million, respectively.
Changes in the average composition of the loan portfolio during 1996 included increases of $12.3 million of commercial loans, $29.8 million of residential mortgages offset by a $0.9 million decrease in installment loans. Composition changes include decreases from the effects of $13.1 million of commercial loans and $8.2 million of student loans that were sold or participated in 1996.

S&T began to expand the participation of select commercial loans in 1995 and has developed a network of banks seeking to participate in larger commercial loans. Total commercial loan participations sold in 1996 and 1995 were $13.1 million and $32.3 million, respectively. The rationale for these participations included credit risk diversification, servicing income generation and the development of alternative funding sources.

Commercial real estate loans currently comprise 21.9% of the loan portfolio. Although commercial real estate loans can be an area of higher risk, management believes these risks are mitigated by limiting the percentage amount of portfolio composition, a rigorous underwriting review by loan administration and the fact that many of the commercial real estate loans are owner occupied and/or seasoned properties being refinanced from other banks.

Residential mortgage lending continued to be a strategic focus for 1996 through the establishment of a centralized mortgage origination department, product redesign and the utilization of commission compensated originators. Management believes that if a downturn in the local residential real estate market occurs, the impact of declining values on the real estate loan portfolio will be negligible because of S&T's mortgage lending policies which generally require a maximum term of twenty years for fixed rate mortgages, and private mortgage insurance for loans with less than a 20% down payment. Adjustable rate mortgages with repricing terms of one, three and five years comprised 36% of the residential mortgage portfolio in 1996.


Installment loan decreases are primarily associated with significantly lower volumes in the indirect auto loan category and the sale of the student loan portfolio in the second quarter of 1996. Pricing pressures were unusually intense in the indirect market during 1996 and the decision was made to temporarily deploy investable funds into other, higher yielding and lower risk earning assets. In the second quarter of 1996, S&T implemented an indirect auto leasing program and currently has $3.7 million of outstanding auto leases. Also during the second quarter of 1996, $8.2 million of the student loan portfolio was sold because of newly issued government regulations and restrictions significantly reduced much of the profit potential associated with the product.

Loan underwriting standards for S&T are established by a formal policy administered by the S&T Bank Credit
Administration Department, and subject to the periodic review and approval of the S&T Bank Board of Directors.

Rates and terms for commercial real estate and equipment loans normally are negotiated, subject to such variables as economic conditions, marketability of collateral, credit history of the borrower and future cash flows. The loan to value policy guideline for commercial loans is generally 75%.

Residential, first lien, mortgage loan to value policy guideline is 80%. Higher loan to value loans can be approved with the appropriate private mortgage insurance coverage. Second lien positions are sometimes incurred with home equity loans, but normally only to the extent that the combined credit exposure for both first and second liens do not exceed 100% of loan to value.

A variety of unsecured and secured installment loan and credit card products are offered by S&T. However, the bulk of the consumer loan portfolio is automobile loans. Loan to value guidelines for direct loans are 80% and 67% for new and used automobiles, respectively. Loan to value policy guidelines for automobile loans purchased from dealers on a third party basis are 125% of dealer invoice for new auto-mobiles and 125% of "black book" dealer value for used automobiles.

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

Security Activity

Average securities increased $31.0 million in 1996 and decreased $15.7 million in 1995. The 1996 increase is attributable to security yields being reasonable investment alternatives to the depressed yields in the market for new loans during the first half of 1996. The 1995 decrease was the result of utilizing funds from the maturities and sales of securities to fund loan growth. Loans typically provide higher yields and have the potential of developing other banking relationships. The largest components of the 1996 increase included $38.4 million of U.S. treasury and agency securities, $4.5 million in corporate equities and $1.5 million in Federal Home Loan Bank (FHLB) capital stock, offset by decreases of $9.5 million of collateralized mortgage obligations (CMOs), $2.7 million in tax-exempt state and municipal securities and $1.2 million in corporate debt securities.


The CMOs are principally Planned Amortization Class
(PAC) tranches of U.S. government agencies and were purchased during 1992 as alternatives to loans in a period of declining loan demand, and due to their attractive rates and reasonable risk factors.
Declining interest rates have caused an acceleration of principal prepayments for these securities and $4.2 million are remaining at December 31, 1996. The equity securities portfolio is primarily comprised of bank holding companies, as well as preferred and utility stocks, to take advantage of the dividends received deduction for corporations. During 1996, the equity portfolio yielded 10.6% on a fully taxable equivalent basis and had unrealized gains, net of nominal unrealized losses, of $33.6 million. The equity securities portfolio consists of securities traded on the various stock markets and are subject to change in market value. The FHLB capital stock is a membership and borrowing requirement and is acquired and sold at stated value.

S&T's policy for security classification includes
U.S. treasuries, U.S. government agencies, mortgage-backed securities, CMOs and corporate equities as available for sale. Municipal securities and other debt securities are classified as held to maturity. At December 31, 1996, unrealized gains, net of nominal unrealized losses, for securities classified as available for sale were approximately
$35.7 million.

Nonearning Assets

Average nonearning assets increased $1.3 million in 1996 and $2.6 million in 1995. The 1996 increase can be primarily attributed to an increase in accrued interest receivable on a higher earning asset balance.

The 1995 increase can be primarily attributed to low income housing tax credit (LIHTC) limited partnerships entered into during 1995, as well as an increase in accrued interest receivable on a higher earning asset balance.

Allowance for Loan Losses

The year-end balance in the allowance for loan losses increased to $17.0 million or 1.63% of total loans at December 31, 1996 as compared to $15.9 million or 1.63% of total loans at December 31, 1995. The adequacy of the allowance for loan losses is determined by management through evaluation of the loss potential on individual nonperforming, delinquent and high-dollar loans, review of economic conditions and business trends, historical loss experience, growth and composition of the loan portfolio as well as other relevant factors. The balance of nonperforming loans, which includes nonaccrual loans past due 90 days or more, at December 31, 1996 was $8.3 million or 0.79% of total loans. This compares to nonperforming loans of $2.8 million or 0.29% of total loans at December 31, 1995. The increase in non-performing loans is primarily related to one commercial real estate loan in which management believes S&T is adequately collateralized by real property. Asset quality is a major corporate objective at S&T and management believes that the total allowance for loan losses is adequate to absorb probable loan losses.


Deposits

Average total deposits increased by $64.5 million in 1996 and $24.7 million in 1995. The mix of average deposits in 1996 changed with time deposits and money market accounts increasing $43.7 million and $25.6 million, respectively, while interest-bearing demand and savings accounts decreased $10.5 million.
Noninterest-bearing deposits increased by $5.7 million to 5.4% in 1996 and were approximately 11% and 12% of total deposits during 1996 and 1995. Some of these changes can be partially explained by customers shifting funds to higher-yielding, longer-term certificates of deposits as interest rates increase.
In addition, a new, successful strategy for money market account pricing was implemented in order to make these accounts more competitive with money funds offered at brokerage firms.

Management believes that the S&T deposit base is stable and that S&T has the ability to attract new deposits, mitigating a funding dependency on volatile liabilities. Special rate deposits of $100,000 and over were 9% and 7% of total deposits during 1996 and 1995, respectively, and primarily represent relationships with local customers in our market area. In addition, S&T has the ability to access both public and private markets to raise long-term funding if necessary.
During 1995, S&T issued $25 million of retail certificates of deposits through two brokerage firms, further broadening the availability of reasonably priced funding sources. At December 31, 1996, there were $16.9 million of these brokered retail certificates of deposits outstanding.

Borrowings

Average borrowings increased $1.7 million in 1996 and were comprised of retail repurchase agreements
(REPOS), wholesale REPOS, federal funds purchased and long-term borrowings. S&T defines repurchase agreements with its retail customers as retail REPOS;
wholesale REPOS are those transacted with other banks, and brokerage firms with terms normally ranging from 1 to 14 days.

The average balance in retail REPOS decreased approximately $18.1 million for 1996 and increased
$19.3 million for 1995. S&T views retail REPOS as a relatively stable source of funds since most of these accounts are with local, long-term customers.
During 1996, there was an increase of funds migration from retail REPOS to special rate deposits. The recent reduction in Federal Deposit Insurance
Corporation (FDIC) insurance premiums have allowed these two products to become more comparable in price.

Wholesale REPOS and federal funds purchased averaged
$70.5 million in 1996, a slight increase of $0.9 million from the 1995 averages. The increase in core deposits and more moderate loan growth during 1996 have decreased the usage of these types of fundings.


The interest rate risk of various funding strategies is managed through S&T's Asset Liability Committee
(ALCO). During 1996, ALCO authorized three additional long-term borrowings of $30.0 million at a fixed rate and $25.0 million at an adjustable rate with the FHLB.
At December 31, 1996, S&T had long-term borrowings outstanding of $38.1 million at a fixed rate and $98.5 million at an adjustable rate with the FHLB. The purpose of these borrowings was to provide matched, fixed rate fundings for newly originated loans, and to mitigate the risk associated with volatile liability fundings.

Another ALCO strategy used to manage interest rate risk is the use of interest rate swaps. At December
31, 1996, S&T had $29.0 million of notional value interest rate swaps. S&T pays a fixed rate of 5.3% on these instruments and receives a variable rate based upon the London Interbank Offer Rate. The purpose of these off-balance sheet arrangements is to lock-in funding costs of fixed rate loans.

All other long-term borrowings are related to the funding of the S&T Employee Stock Ownership Plan
(ESOP) loan. The loan was used by the ESOP to acquire treasury stock from S&T. This loan is recorded in the financial statements as other borrowed funds, offset by a reduction in shareholders' equity to reflect
S&T's guarantee of the ESOP borrowing. The balance of the ESOP loan at December 31, 1996 and 1995 was $0.2 million and $0.3 million, respectively. The terms of this loan require annual principal payments and quarterly interest payments at a rate equal to 80% of the lender's prime rate.

Trust Assets

The year-end market value balance of the S&T Bank trust department assets, which are not accounted for as part of the assets of S&T, increased 12% in 1996 and 20% in 1995. These increases were primarily the result of management's effort to expand the marketing of trust products and services during the periods.

RESULTS OF OPERATIONS
Year Ended December 31, 1996

Net Income

Net income was a record $23.2 million or $2.10 per share in 1996, representing an 15% increase from the $20.5 million or $1.82 per share in 1995. The return on average assets increased to 1.63% for 1996 as compared to 1.54% for 1995. The return on average equity increased to 13.75% for 1996 compared to 13.21% for 1995. Increases to the net interest margin and other revenue contributed significantly to this enhanced earnings performance.

Net Interest Income

On a fully taxable equivalent basis, net interest income increased $2.9 million or 5% for 1996 compared to 1995. The net yield on interest-earning assets decreased slightly by 5 basis points to 4.72%, but net interest income was positively affected by the $71.8 million or 6% increase in average earning assets.

In 1996, average loans increased $41.2 million and average securities increased $31.0 million, comprising most of the earning asset growth. The yields on average loans decreased by 22 bp and average securities increased by 14 bp during this period.

Average interest bearing deposits provided $58.8 million of the funds for the growth in average loans and average securities at a cost of 4.43%, relatively unchanged from 1995. However, the effects of declines in average loan yields were partially offset by a 35 bp decrease in the cost of REPOS and other borrowed funds, and the aforementioned increase in securities yields.

Also positively offsetting net interest income was a $14.7 million increase to average net free funds.
Average net free funds are the excess of demand deposits, other non-interest bearing liabilities and shareholders' equity over non-earning assets.

Maintaining consistent spreads between earning assets and costing liabilities is very significant to S&T's financial performance since net interest income comprises 84% of operating revenue. The level and mix of earning assets and funds is continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet.
A variety of asset/liability management strategies were successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

Provision for Loan Losses

The provision for loan losses is an amount added to the allowance for loan losses against which loan losses are charged. The provision for loan losses was $4.3 million for 1996 compared to $3.8 million in 1995. The increased provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio.

Credit quality statistics are an important factor in determining the amount of provision expense. Net loan charge-offs totaled $3.2 million for 1996 compared to $2.2 million for 1995. The increase in net charge-offs is primarily related to partial charge-offs for two problem commercial loans. The partial charge-offs were made in order to reflect the net loan balances closer to the market value of collateral for these loans. Nonperforming loans to total loans increased to 0.79% at December 31, 1996, primarily due to one large commercial real estate loan being classified as nonperforming in December, 1996.

Also affecting the amount of provision expense is loan growth. Despite a $69.3 or 7% increase in loans, and a $1.0 million increase in net charge-offs, S&T's allowance for loan losses to total loans was 1.63% at December 31, 1996, unchanged from December 31, 1995.

Noninterest Income

Noninterest income increased $2.9 million or 35% in 1996 compared to 1995. Increases included $0.4 million or 18% in trust income, $0.7 million or 23% in service charges and fees, a $0.4 million or 23% increase in other income, and a $1.3 million or 135% increase in security and nonrecurring gains.

The increase in trust income was attributable to bankwide incentive programs and expanded marketing efforts designed to develop new trust business. The increase in service charges on deposit accounts was primarily the result of the introduction of new cash management services and management's continual effort to implement reasonable fees for services performed, and to manage closely the collection of these fees.
The increase in other income was a result of increased performance for brokerage activities, letters of credit and equity call fees. These areas were the focus of several 1996 strategic initiatives and product enhancements implemented in order to expand this source of revenue.

Security and nonrecurring gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented.

Noninterest Expense

Noninterest expense increased $2.0 million or 6% in 1996 compared to 1995. The increase is primarily attributable to increased employment and other expenses. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 48.53% and 50.10% in 1996 and 1995, respectively.

Staff expense increased 3% or $0.5 million in 1996.
The increase resulted from normal merit increases, higher incentive payments relative to commercial loan activity and several new hires relating to the opening of the new Greensburg office. Offsetting these increases is a higher deferral of loan origination costs resulting from increased commercial loan activity and lower benefit costs. Average full-time equivalent staff increased from 567 to 572 in 1996.

S&T maintains a defined benefit retirement plan for employees. Accounting guidelines of the Financial
Accounting Standards Board require certain assumptions to be made about long-term interest rates in order to apply present value calculations. S&T utilized a discount rate that approximated the present value yield on long-term treasury bonds of 7.0% in 1996 and 6.5% in 1995.

Other expenses increased 14% or $1.3 million in 1996 as compared to 1995. The increase is primarily attributable to a $0.8 million increase in accounting, professional consulting and legal fees. During 1996, a $0.5 million legal accrual was established for the potential loss related to a lawsuit initiated by bankruptcy trustees of a former S&T loan customer. At issue is the foreclosure rights of S&T for property pledged as loan collateral. S&T is currently appealing the initial court ruling. Other increases in legal, as well as increases in accounting and professional consulting fees are a result of the additional services related to merger negotiations with the Peoples Bank of Unity (Peoples Bank). A definitive agreement for the merger was announced on November 26, 1996 and is expected to consummate in the second quarter 1997. Expense increases to occupancy, equipment, marketing, data processing, and other were not significant and reflect normal changes due to activity increases, organization expansion, and fee increases from vendors.


During 1995, FDIC premiums were eliminated resulting in expense savings of $0.8 million for the first half of 1996. However, S&T had $168 million of Oakar deposits subject to the Savings Association Insurance
Fund (SAIF) rate of 23 basis points. On September 30,
1996, legislation was passed for recapitalization of the SAIF fund. The SAIF fund was recapitalized by imposing a one-time surcharge of 65.7 basis points on any financial institution holding SAIF deposits. This surcharge resulted in expense of $0.9 million to S&T.
For future years, the insurance rate for SAIF deposits is expected to be significantly lower.

Federal Income Taxes

Federal income tax expense increased $0.5 million to $8.0 million in 1996 as a result of higher pretax income in 1996. The 1996 effective tax rate of 26% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated from LIHTC projects. S&T currently does not incur any alternative minimum tax.

RESULTS OF OPERATIONS
Year Ended December 31, 1995

Net Income

Net income was a record $20.5 million or $1.82 per share in 1995, representing an 11% increase from the $18.4 million or $1.63 per share in 1994. The return on average assets increased to 1.54% for 1995 as compared to 1.49% for 1994. The return on average equity increased to 13.21% for 1995 compared to 13.03% for 1994. An improved net interest margin contributed significantly to this enhanced earnings performance.

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

In 1995, the $89.0 million of average earning asset growth was primarily due to average loans increasing
$105.7 million, or 13%. Partially offsetting the effects of increases in average loans was a $15.7 million decrease in average securities. Also during this period, the yields on average loans increased 62 basis points and the yields on average securities increased by 40 basis points.


Funding for the 1995 loan growth was provided by a variety of sources, including the $15.7 decrease in average securities. S&T benefited from the increased yields in average earning assets, but funding costs also increased, thereby offsetting any positive effects to the net yield. Average deposits increased
$22.3 million in volume and 55 bp in interest costs.
Average REPOS and other borrowed funds increased $51.1 million and 126 bp. Average net free funds, the excess of demand deposits, other non-interest bearing liabilities and shareholders' equity over non-earning assets, increased by $15.4 million, partially offsetting the effect of increased costs for deposits and other borrowings.

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

Noninterest Expense

Noninterest expense increased $1.9 million or 6% in 1995 compared to 1994. The increase is primarily attributable to increased employment and other expenses, offset by a decrease in Federal Deposit
Insurance Corporation (FDIC) premiums. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 50.10% and 50.52% in 1995 and 1994, respectively.


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

Other expenses increased 14% or $1.1 million in 1995 as compared to 1994. The increase is primarily attributable to a $0.3 million funding of S&T's

Charitable Foundation, $0.3 million increase in marketing and customer relations, and a $0.2 million increase of partnership losses from LIHTC investments.
The funding of the Charitable Foundation will allow
S&T to fund community contributions well into the future from the Foundation and help control future costs. The LIHTC partnership losses are offset by tax credits. During 1995, FDIC premiums were reduced from 23 basis points to 4 basis points resulting in expense savings of $0.8 million for the year.

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

The principal sources of asset liquidity are cash and due from banks, interest-earning deposits with banks, federal funds, investment securities that mature in one year or less and the market value of securities available for sale. At December 31, 1996, the total of such assets was approximately $474.6 million or 32% of consolidated assets. However, liability liquidity is much more difficult to quantify, but is further enhanced by a stable core deposit base, access to credit lines at other financial institutions and S&T's ability to renew maturing deposits. Certificates of deposit in denominations of $100,000 or more represented 9% of deposits at December 31, 1996 and were outstanding primarily to local customers. S&T's ability to attract deposits and borrowed funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

Beyond the issue of having sufficient sources to fund unexpected credit demands or deposit withdrawals, liquidity management also is an important factor in monitoring and managing interest rate sensitivity issues through ALCO. Through forecast and simulation models, ALCO is also able to project future funding needs and develop strategies for acquiring funds at a reasonable cost.

ALCO uses a variety of measurements to monitor the liquidity position of S&T. These include liquidity gap, net alternative funding resources, net loans to assets, net loans to deposits, volatile liabilities and liquidity ratio. As of December 31, 1996, all of these measurements were in compliance with ALCO policy limitations.

Because the assets and liabilities of S&T are primarily monetary in nature, the presentation and analysis of cash flows in formats prescribed by Financial Accounting Standards Board Statement No.
95 , "Accounting for Statements of Cash Flows"

(Statement No. 95), are less meaningful for managing bank liquidity than for other non-financial companies. Funds are typically provided from current earnings, maturity and sales of securities available for sale, loan repayments, deposits and borrowings.
The primary uses of funds include new loans, repayment of borrowings, the purchase of securities and dividends to shareholders. The level and mix of funds sources and uses are constantly monitored and adjusted by ALCO in order to maintain credit, liquidity and interest rate risks within prescribed policy guidelines while maximizing earnings.

ALCO monitors and manages interest rate sensitivity through gap, simulation and duration analyses in order to avoid unacceptable earnings fluctuations due to interest rate changes. S&T's gap model includes certain management assumptions based upon past experience and the expected behavior of customers during various interest rate scenarios. The assumptions include principal prepayments for mortgages, installment loans and CMOs and classifying the demand, savings and money market balances by degree of interest rate sensitivity. Utilizing the above assumptions results in ratios of interest rate sensitive assets to interest sensitive liabilities for the six-month and twelve-month intervals ended
December 31, 1996 of .91% for both periods.
Assuming immediate repricings for interest-bearing demand, savings and money market accounts, these ratios would be .68% and .74%, respectively.

Capital Resources

The primary source of equity growth for S&T is earnings retention. Hence, capital growth is a function of net income less dividends paid to shareholders, and treasury stock activities.
Shareholders' equity increased $9.3 million at December 31, 1996 compared to December 31, 1995. Net income was $23.2 million and dividends declared to shareholders were $10.3 million for 1996. S&T paid 43% of 1996 net income in dividends, equating to an annual dividend rate of $0.94 per share. Also affecting capital was an increase of $1.3 million in unrealized gains on securities available for sale and the net acquisition of treasury shares of $4.9 million.

The book values of S&T's common stock increased 7.2% from $14.85 at December 31, 1995 to $15.92 at December
31, 1996 primarily due to the increase in shareholders' equity from retained earnings and the increase in unrealized holding gains on securities available for sale.

S&T continues to maintain a strong capital position with a leverage ratio of 10.3% as compared to the 1996 minimum regulatory guideline of 3.0%. S&T's risk-based capital Tier 1 and Total ratios were 13.1% and 14.3%, respectively, at December 31, 1996, which places S&T well above the Federal Reserve Board's risk-based capital guidelines of 4.0% and 8.0% for Tier 1 and Total, respectively. In addition, management believes that S&T has the ability to raise additional capital if necessary. S&T sponsors an Employee Stock Ownership
Plan (ESOP). The ESOP shares are allocated to employees as part of S&T's contributions to its employee thrift and profit sharing plans. At December
31, 1996, 23,000 unallocated shares were held by the ESOP for future allocation to employees.

During the fourth quarter of 1994, S&T announced a program to annually acquire up to 3% of its common stock as treasury shares. In 1996, S&T acquired
257,525 treasury shares on the open market, and used
89,614 treasury shares to fund the employee stock option plan, its dividend reinvestment plan for shareholders and other general corporate purposes. The stock repurchase program was rescinded on November 25, 1996 in conjunction with the signing of the definitive merger agreement with Peoples Bank.

In April 1993, shareholders approved the S&T Incentive
Stock Plan authorizing the issuance of a maximum of 600,000 shares of S&T's common stock in order to assist in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the shareholders of S&T. On December 19, 1994, the Stock Plan was amended to include outside directors. As of December 31, 1996, 582,000 nonstatutory stock options had been granted to key employees and outside directors; 389,500 of these options are currently exercisable.

Regulatory Matters

S&T and S&T Bank are subject to periodic examinations by one or more of the various regulatory agencies.
During 1996, an examination was conducted by the Pennsylvania Department of Banking. This examination included, but was not limited to, procedures designed to review lending practices, credit quality, liquidity, operations and capital adequacy of S&T and its subsidiaries. No comments were received from the Pennsylvania Department of Banking which would have a material effect on S&T's liquidity, capital resources or operations. As further discussed in Note R to the financial statements, S&T's current capital position and results of regulatory examination allows it to pay the lowest possible rate for FDIC deposit insurance.

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

"Safe Harbor" Statement under the Private Securities
Litigation Reform Act of 1995

The statements in this Annual Report which are not historical fact are forward looking statements that involve risks and uncertainties, including, but not limited to, the interest rate environment, the effect of federal and state banking and tax regulations, the effect of economic conditions, the impact of competitive products and pricing, and other risks detailed in S&T's Securities and Exchange Commission filings.