Form 10-K, Exhibit 13
period 1997-12-31
S&T BANCORP INC
filed 1998-03-23
CIK 719220

Financial Highlights

S&T Bancorp, Inc. and Subsidiaries
(dollars in thousands, except per share data)
[CAPTION]

                                    1997        1996    Change Change
For the Year
Net Income	                     	$33,414		   $28,241		  $5,173  	18%
Return on Average Assets	          	1.84%	     	1.65%	  	  .19%	 12
Return on Average Equity         		13.71   	  	13.01  		  0.70   	5

Per Share:
Net Income-Basic                 		$2.36  		   $2.00	 	  $0.36  	18%
Net Income-Diluted                		2.34   		   1.99	  	  0.35  	18
Dividends Declared                		1.11   		   0.94  		  0.17  	18
Book Value at December 31	        	18.39  		   16.02    		2.37	  15
Market Value at December 31	       43.25	     	30.75   		12.50  	41

At Year End
Assets                      	$	1,920,291	$	1,787,045	$	133,246 	  7%
Net Loans		                    1,253,326	 	1,181,407		  71,919	   6
Deposits	                     	1,284,658	 	1,270,367  		14,291	   1
Shareholders' Equity	            260,118   		226,118	  	34,000	  15
Trust Assets	                   	578,670   		465,249		 113,421  	24
Allowance for Loan Losses/
Total Loans	                       	1.60%	     	1.56%	    	.04%	  3
Nonperforming Loans/
Total Loans		                       0.28	      	0.86     (0.58) (67)

      inside front cover

Management's Discussion and Analysis of
Financial Condition and Results of Operations
S&T Bancorp, Inc. and Subsidiaries



Financial Condition
The $91.1 million growth of average earning assets in 1997 was primarily the result of an excellent lending year for S&T Bancorp, Inc. (S&T). Average loan balances increased by $103.5 million during 1997. The bulk of funding for this loan growth was primarily provided by a $39.0 million increase in average deposits, an $18.9 million increase in average earnings retained, a $28.5 million increase in average borrowings and a $16.0 million decrease in average securities.

Lending Activity
Total loans at December 31, 1997 were $1.3 billion, a $73.6 million or 6.1% increase from December 31, 1996.
Increases in average loans for 1997 and 1996 were $103.5 million and $67.9 million, respectively.
Changes in the composition of the loan portfolio during 1997 included increases of $96.7 million of commercial loans and $0.3 million of residential mortgages, offset by a $23.4 million decrease in installment loans. Composition changes include decreases from the effects of $12.7 million of 1-4 family mortgage loans, $3.0 million of commercial loans and $7.0 million of student loans that were sold or participated in 1997.

Commercial real estate loans currently comprise 25.7% of the loan portfolio. Although commercial real estate loans can be an area of higher risk, management believes these risks are mitigated by limiting the percentage amount of portfolio composition, a rigorous underwriting review by loan administration and the fact that many of the commercial real estate loans are owner occupied and/or seasoned properties that were refinanced from other banks. Residential mortgage lending continued to be a strategic focus for 1997 through the establishment of a centralized mortgage origination department, product redesign and the utilization of commission compensated originators.
Management believes that if a downturn in the local residential real estate market occurs, the impact of declining values on the real estate loan portfolio will be negligible because of S&T's conservative mortgage lending policies which generally require a maximum term of 20 years for fixed rate mortgages, and private mortgage insurance for loans with less than a 20% down payment. Adjustable rate mortgages with repricing terms of one, three and five years comprised
27% of the residential mortgage portfolio in 1997.

During the fourth quarter of 1997, S&T sold $12.7 million of long-term, lower-yielding 1-4 family mortgages, acquired from the Peoples Bank of Unity
(Peoples) merger, to the Federal National Mortgage
Association (FNMA). S&T retained the ongoing servicing rights on the mortgages sold and will originate 1-4 family mortgages in the future to be sold to FNMA. The rationale for these sales is to mitigate interest rate risk associated with holding long-term residential mortgages in the loan portfolio, to generate fee revenue from servicing, and still maintain the primary customer relationship.

Installment loan decreases are primarily associated with significantly lower volumes in the indirect auto loan category and the sale of the student loan portfolio in the second and third quarter of 1997.
Pricing pressures were unusually intense in the indirect market during 1997 and 1996, and the decision was made to temporarily deploy investable funds into other, higher yielding and lower risk earning assets.
In the second quarter of 1996, S&T implemented an indirect auto leasing program and currently has $4.4 million of outstanding auto leases. Also during the second and third quarter of 1997, $7.0 million of the student loan portfolio was sold because of newly issued government regulations and restrictions that significantly reduced much of the profit potential associated with the product. S&T will continue to distribute student loan applications for customer convenience, but will not fund or hold the loans.

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

Residential, first lien, mortgage loan to value policy guideline is 80%. Higher loan to value loans can be approved with the appropriate private mortgage insurance coverage. Second lien positions are sometimes incurred with home equity loans, but normally only to the extent that the combined credit exposure for both first and second liens does not exceed 100% loan to value.

A variety of unsecured and secured installment loan and credit card products are offered by S&T. However, the bulk of the consumer loan portfolio is automobile loans. Loan to value guidelines for direct loans are 90%-100% of invoice for new automobiles and 80%-90% of "NADA" value for used automobiles. Loan to value policy guidelines for automobile loans purchased from dealers on a third party basis are 90%-125% of invoice for new automobiles and 100%-125% of "Black Book" value for used automobiles.

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

Security Activity
Average securities decreased $16.0 million in 1997 and increased $9.7 million in 1996. The 1997 decrease is attributable to utilizing funds from the maturities and sales of securities to fund loan growth and balance sheet repositioning activities following the Peoples merger. The 1996 increase is attributable to security yields being reasonable investment alternatives to the depressed yields in the market for new loans during the first half of 1996. Loans typically provide higher yields and have the potential of developing other banking relationships. The largest components of the 1997 decrease included $36.3 million of U.S. treasury securities, $44.0 million of mortgage-backed securities, $10.2 million of tax-exempt state and municipal securities and $1.6 million in other corporate securities offset by increases of $68.4 million in U.S. government agency securities, $4.8 million in corporate equities and $2.9 million in Federal Home Loan Bank (FHLB) stock. The FHLB capital stock is a membership and borrowing requirement.

During 1997, S&T sold $27.9 million of mortgage-backed securities and $6.0 million of U.S. agency securities classified as available for sale. These sales were made as part of a balance sheet repositioning in order to integrate the investment and asset/liability management strategies of S&T and Peoples following the merger. The equity security sales of $10.7 million were made in order to maximize returns when market opportunities are presented.
The equity securities portfolio is primarily comprised of bank holding companies, as well as preferred and utility stocks to take advantage of the dividends received deduction for corporations. During 1997, the equity portfolio yielded 10.5% on a fully taxable equivalent basis and had unrealized gains at December
31, 1997, net of nominal unrealized losses, of $57.9 million.

S&T's policy for security classification includes U.S.
treasuries, U.S. government agencies, collaterized mortgage obligations (CMOS), mortgage-backed securities and marketable equity securities as available for sale. Municipal securities and other corporate debt securities are classified as held to maturity. At December 31, 1997, unrealized gains, net of nominal unrealized losses, for securities classified as available for sale were approximately
$62.3 million.

Nonearning Assets
Average nonearning assets increased $2.0 million in 1997 and $0.7 million in 1996. The 1997 and 1996 increases can be primarily attributed to an increase in accrued interest receivable on a higher earning asset balance.

Allowance for Loan Losses
The year-end balance in the allowance for loan losses increased to $20.4 million or 1.60% of total loans at December 31, 1997 as compared to $18.7 million or 1.56% of total loans at December 31, 1996. The adequacy of the allowance for loan losses is determined by management through evaluation of the loss potential on individual nonperforming, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience; and growth and composition of the loan portfolio, as well as other relevant factors. The balance of nonperforming loans, which includes nonaccrual loans past due 90 days or more, at December 31, 1997, was $3.6 million or 0.28% of total loans. This compares to nonperforming loans of $10.3 million or 0.86% of total loans at December 31, 1996. The decrease in nonperforming loans is primarily related to one commercial real estate loan which paid current in 1997. Asset quality is a major corporate objective at S&T, and management believes that the total allowance for loan losses is adequate to absorb probable loan losses.

Deposits
Average total deposits increased by $39.0 million in 1997 and $62.8 million in 1996. The mix of average deposits in 1997 changed with time deposits and money market accounts increasing $20.5 million and $30.6 million, respectively, while interest-bearing demand and savings accounts decreased $21.6 million.
Noninterest-bearing deposits increased by $9.5 million or 6.2% in 1997 and were approximately 13% and 12% of total deposits during 1997 and 1996, respectively.
Some of these changes can be partially explained by customers shifting funds to higher-yielding, longer-term certificates of deposit. In addition, a new, successful strategy for money market account pricing was implemented in order to make these accounts more competitive with money funds offered at brokerage firms.

Management believes that the S&T deposit base is stable and that S&T has the ability to attract new deposits, mitigating a funding dependency on volatile liabilities. Special rate deposits of $100,000 and over were 7% and 8% of total deposits during 1997 and 1996, respectively, and primarily represent deposit relationships with local customers in our market area.
In addition, S&T has the ability to access both public and private markets to raise long-term funding if necessary. During 1995, S&T issued $25.0 million of retail certificates of deposit through two brokerage firms, further broadening the availability of reasonably priced funding sources. At December 31, 1997, there were $26.6 million of these brokered retail certificates of deposit outstanding.

Borrowings
Average borrowings increased $28.5 million in 1997 and were comprised of securities sold under repurchase agreements (REPOS), federal funds purchased and long-term borrowings. S&T defines REPOS with its retail customers as retail REPOS; wholesale REPOS are those transacted with other banks and brokerage firms with terms normally ranging from one to 14 days.

The average balance in retail REPOS decreased approximately $11.3 million for 1997 and $18.1 million for 1996. S&T views retail REPOS as a relatively stable source of funds since most of these accounts are with local, long-term customers.

Wholesale REPOS and federal funds purchased averaged
$53.1 million in 1997, a decrease of $17.5 million from the 1996 averages. The increase in core deposits and the availability of reasonably priced long-term borrowings from the FHLB decreased the usage of these types of fundings in 1997.

The interest rate risk of various funding strategies is managed through S&T's Asset Liability Committee
(ALCO). During 1997, ALCO authorized four additional long-term borrowings of $11.5 million at a fixed rate and $57.1 million at an adjustable rate with the FHLB.
At December 31, 1997, S&T had long-term borrowings outstanding of $49.6 million at a fixed rate and $94.6 million at an adjustable rate with the FHLB. The purpose of these borrowings was to provide matched fundings for newly originated loans and to mitigate the risk associated with volatile liability fundings.

Another ALCO strategy used to manage interest rate risk is the use of interest rate swaps. At December
31, 1997, S&T had notional values totaling $25.0 million in interest rate swaps. S&T pays a fixed rate of 5.3% on these instruments and receives a variable rate based upon the London Interbank Offer Rate. The purpose of these off-balance sheet arrangements is to lock-in funding costs of fixed rate loans.

All other long-term borrowings are related to the funding of the S&T Employee Stock Ownership Plan
(ESOP) loan. The loan was used by the ESOP to acquire treasury stock from S&T. This loan is recorded in the financial statements as other borrowed funds, offset by a reduction in shareholders' equity to reflect
S&T's guarantee of the ESOP borrowing. The balance of the ESOP loan at December 31, 1997 and 1996 was $0.1 million and $0.2 million, respectively. The terms of this loan require annual principal payments and quarterly interest payments at a rate equal to 80% of the lender's prime rate.

Trust Assets
The year-end market value balance of the S&T Bank trust department assets, which are not accounted for as part of the assets of S&T, increased 24% in 1997 and 11% in 1996. These increases were a result of management's effort to expand the marketing of trust products and services and general increases in the debt and equity markets during the periods.

Results of Operations
Year Ended December 31, 1997

Net Income
Net income was a record $33.4 million or $2.34 per diluted earnings per share in 1997, representing an 18% increase from the $28.2 million or $1.99 per diluted earnings per share in 1996. The return on average assets increased to 1.84% for 1997, as compared to 1.65% for 1996. The return on average equity increased to 13.71% for 1997, compared to 13.01% for 1996. Increases to the net interest margin and other revenue contributed significantly to this enhanced earnings performance.

Net Interest Income
On a fully taxable equivalent basis, net interest income increased $4.8 million or 6% for 1997 compared to 1996. The net yield on interest-earning assets was essentially unchanged, increasing by two basis points to 4.85%. Net interest income was positively affected by the $91.1 million or 6% increase in average earning assets.

In 1997, average loans increased $103.5 million, offset by an average securities decrease of $16.0 million, comprising most of the earning asset growth.
The yields on average loans increased by two basis points while the yields on average securities remained constant.

Average interest-bearing deposits provided $39.0 million of the funds for the growth in average loans, at a cost of 4.33%, relatively unchanged from 1996.
The yields of REPOS and other borrowed funds increased
12 basis points during 1997. During 1997, more longer-term borrowings were utilized in order to mitigate interest rate risk.

Also positively affecting net interest income was a $33.1 million increase to average net free funds.
Average net free funds are the excess of demand deposits, other noninterest-bearing liabilities and shareholders' equity over non-earning assets.

Maintaining consistent spreads between earning assets and costing liabilities is very significant to S&T's financial performance since net interest income comprised 88% of operating revenue. The level and mix of earning assets and funds is continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet.
A variety of asset/liability management strategies were successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

Provision for Loan Losses
The provision for loan losses is an amount added to the allowance against which loan losses are charged.
The provision for loan losses was $5.0 million for 1997 compared to $5.2 million in 1996. The provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio.

Credit quality statistics are an important factor in determining the amount of provision expense. Net loan charge-offs totaled $3.3 million for 1997 compared to $3.5 million for 1996. Nonperforming loans to total loans decreased to 0.28% at December 31, 1997.

Also affecting the amount of provision expense is loan growth. Despite a $103.5 million or 9% increase in average loans, S&T's allowance for loan losses to total loans was 1.60% at December 31, 1997, as compared to 1.56% at December 31, 1996.

Noninterest Income
Noninterest income increased $4.4 million or 37% in 1997 compared to 1996. Increases included $0.3 million or 12% in trust income, $0.5 million or 14% in service charges and fees, a $0.2 million or 5% increase in other income and a $3.4 million or 147% increase in security and nonrecurring gains.

The increase in trust income was attributable to bankwide incentive programs and expanded marketing efforts designed to develop new trust business and to develop new relationships within the Allegheny County market. The increase in service charges on deposit accounts was primarily the result of management's continual effort to implement reasonable fees for services performed and to manage closely the collection of these fees, as well as the implementation of foreign ATM service charges in the fourth quarter of 1997. The increase in other income was a result of increased performance for brokerage activities, letters of credit and fees on covered call options. These areas were the focus of several 1997 strategic initiatives and product enhancements implemented in order to expand this source of revenue.

Security and nonrecurring gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented. These security gains helped to offset the $2.2 million of merger expenses related to the acquisition of Peoples. Also included is $0.5 million of gains related to the donation of appreciated equity securities to the S&T
Charitable Foundation. Nonrecurring gains included
$0.3 million of gains from the aforementioned student loan and residential mortgage loan sales.

Noninterest Expense
Noninterest expense increased $0.8 million or 2% in 1997 compared to 1996. The increase is primarily attributable to increased employment, occupancy, data processing and other expenses associated with the acquisition of Peoples during the second quarter of 1997, offset by higher Federal Deposit Insurance
Corporation (FDIC) insurance expense in 1996 relating to the one-time surcharge on any financial institution holding Savings Association Insurance Fund (SAIF) deposits. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 44.27% and 47.61% in 1997 and 1996, respectively.

Staff expense increased 5% or $1.1 million in 1997.
The increase resulted from normal merit increases, and costs for severance and early retirement programs related to the acquisition of Peoples that eliminated
38 duplicate positions. Average full-time equivalent staff decreased from 677 to 665 in 1997. Severance and early retirement programs were implemented in May
1997; therefore, the full effect of these programs is not yet fully reflected in the year-to-date full-time equivalent staff averages.

Occupancy and equipment expense, data processing and other expenses increased 4% or $0.7 million in 1997 as compared to 1996. The increase is primarily attributable to a $0.8 million funding of S&T's
Charitable Foundation, and to accounting, professional consulting and legal fees related to the acquisition of Peoples, offset by reduced FDIC insurance costs.
The donation to the S&T Charitable Foundation will allow S&T to fund community contributions well into the future and help control future costs. Expense increases to occupancy, equipment, marketing and data processing include merger costs. These costs and other changes were not significant and reflect normal activity increases, organization expansion and fee increases from vendors. Offseting these costs was a $0.3 million reduction of goodwill amortization relating to a 1991 branch acquisition.

FDIC premium expense decreased by 80% during 1997 as a result of recapitalization legislation passed in September 1996. S&T Bank pays an annual premium of $.013 per $100 in Bank Insurance Fund (BIF) deposits and $.0648 per $100 on SAIF deposits, the lowest premium possible under the FDIC's risk assessment program for determining deposit insurance premiums.
The SAIF fund was recapitalized by imposing a one-time surcharge of 65.6 basis points on any financial institution holding SAIF deposits. This surcharge resulted in an expense of $0.9 million during the third quarter of 1996. S&T Bank has $168.1 million of deposits subject to the SAIF. These deposits are related to a thrift institution and branches acquired from the Resolution Trust Corporation in 1991.

Federal Income Taxes
Federal income tax expense increased $3.6 million to $13.6 million in 1997 as a result of higher pretax income in 1997 and nondeductible merger related expenses. The 1997 effective tax rate of 29% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated with Low Income Housing Tax Credit (LIHTC) projects. S&T currently does not incur any alternative minimum tax.

Results of Operations
Year Ended December 31, 1996

Net Income
Net income was a record $28.2 million or $1.99 per diluted earnings per share in 1996, representing a 15% increase from the $24.8 million or $1.73 per diluted earnings per share in 1995. The return on average assets increased to 1.65% for 1996, as compared to 1.53% for 1995. The return on average equity increased to 13.01% for 1996, compared to 12.51% for 1995.
Increases to the net interest margin and other revenue contributed significantly to this enhanced earnings performance.

Net Interest Income
On a fully taxable equivalent basis, net interest income increased $5.3 million or 4% for 1996 compared to 1995. The net yield on interest-earning assets increased by five basis points to 4.83%. Net interest income was also positively affected by the $75.0 million or 5% increase in average earning assets.
In 1996, average loans increased $67.9 million and average securities increased $9.7 million, comprising most of the earning asset growth. The yields on average loans and average securities decreased by 21 basis points and increased by 12 basis points, respectively, during this period. The bulk of funding for this loan and security growth was provided by deposits and retained earnings.

Average interest-bearing deposits provided $52.9 million of the funds for the growth in average loans and average securities, at a cost of 4.28%, relatively unchanged from 1995. However, the effects of declines in average loan yields were partially offset by a 23 basis points decrease in the cost of repos and other borrowed funds.

Also positively affecting net interest income was a $24.1 million increase to average net free funds.
Average net free funds are the excess of demand deposits, other noninterest-bearing liabilities and shareholders' equity over non-earning assets.

Maintaining consistent spreads between earning assets and costing liabilities is very significant to S&T's financial performance since net interest income comprised 86% of operating revenue. The level and mix of earning assets and funds is continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet.
A variety of asset/liability management strategies were successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

Provision for Loan Losses
The provision for loan losses is an amount added to the allowance against which loan losses are charged.
The provision for loan losses was $5.2 million for 1996, compared to $4.2 million in 1995. The increased provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio.

Credit quality statistics are an important factor in determining the amount of provision expense. Net loan charge-offs totaled $3.5 million for 1996, compared to $2.3 million for 1995. The increase in net charge-offs is primarily related to partial charge-offs for two problem commercial loans. The partial charge-offs were made in order to reflect the net loan balances closer to the market value of collateral for these loans.
Nonperforming loans to total loans increased to 0.86% at December 31, 1996.

Also affecting the amount of provision expense is loan growth. Despite a $67.9 million or 6% increase in average loans, and a $1.2 million increase in net charge-offs, S&T's allowance for loan losses to total loans was 1.56% at December 31, 1996 and 1.55% at December 31, 1995.

Noninterest Income
Noninterest income increased $2.9 million or 31% in 1996 compared to 1995. Increases included $0.4 million or 18% in trust income, $0.7 million or 21% in service charges and fees, a $0.5 million or 20% increase in other income, and a $1.2 million or 114% increase in security and nonrecurring gains.

The increase in trust income was attributable to bankwide incentive programs and expanded marketing efforts designed to develop new trust business. The increase in service charges on deposit accounts was primarily the result of the introduction of new cash management services, management's continual effort to implement reasonable fees for services performed, and to manage the collection of these fees. The increase in other income was a result of increased performance for brokerage activities, letters of credit and fees on covered call options. These areas were the focus of several 1996 strategic initiatives and product enhancements implemented in order to expand this source of revenue.

Security and nonrecurring gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented, and a $0.1 million gain from the sale of $8.2 million of student loans.

Noninterest Expense
Noninterest expense increased $2.1 million or 5% in 1996 compared to 1995. The increase is primarily attributable to increased employment and other expenses. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 47.61% and 49.61% in 1996 and 1995, respectively.

Staff expense increased 3% or $0.6 million in 1996.
The increase resulted from normal merit increases, higher incentive payments relative to commercial loan activity and several new hires relating to the opening of the new Greensburg office. Offsetting these increases is a higher deferral of loan origination costs resulting from increased commercial loan activity and lower benefit costs. Average full-time equivalent staff increased from 673 to 677 in 1996.

Other expenses increased 17% or $1.5 million in 1996 as compared to 1995. The increase is primarily attributable to a $1.3 million increase in accounting, professional consulting and legal fees. These increases in legal, as well as increases in accounting and professional consulting fees are a result of the additional services related to merger negotiations with Peoples. A definitive agreement for the merger was signed on November 25, 1996 and consummated in the second quarter 1997. Expense increases to occupancy, equipment, marketing, data processing and other were expenses not significant and reflect normal changes due to activity increases, organization expansion and fee increases from vendors.

During 1995, FDIC premiums were eliminated resulting in expense savings of $1.1 million for the first half of 1996. However, S&T had $168.0 million of Oakar deposits subject to the SAIF rate of 23 basis points.
On September 30, 1996, legislation was passed for recapitalization of the SAIF fund. The SAIF fund was recapitalized by imposing a one-time surcharge of 65.6 basis points on any financial institution holding SAIF deposits. This surcharge resulted in an expense of $0.9 million to S&T. For future years, the insurance rate for SAIF deposits is expected to be lower, significantly reducing future expense.

Federal Income Taxes
Federal income tax expense increased $0.9 million to $10.0 million in 1996 as a result of higher pretax income in 1996. The 1996 effective tax rate of 26% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated from LIHTC projects. S&T currently does not incur any alternative minimum tax.

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

The principal sources of asset liquidity are cash and due from banks, interest-earning deposits with banks, federal funds, investment securities that mature in one year or less and the market value of securities available for sale. At December 31, 1997, the total of such assets was approximately $798.8 million or 42% of consolidated assets. However, liability liquidity is much more difficult to quantify, but is further enhanced by a stable core deposit base, access to credit lines at other financial institutions and S&T's ability to renew maturing deposits. Certificates of deposit in denominations of $100,000 or more represented 7% of deposits at December 31, 1997 and were outstanding primarily to local customers. S&T's ability to attract deposits and borrowed funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

Beyond the issue of having sufficient sources to fund unexpected credit demands or deposit withdrawals, liquidity management also is an important factor in monitoring and managing interest rate sensitivity issues through ALCO. Through forecast and simulation models, ALCO is also able to project future funding needs and develop strategies for acquiring funds at a reasonable cost.

ALCO uses a variety of measurements to monitor the liquidity position of S&T. These include liquidity gap, net alternative funding resources, net loans to assets, net loans to deposits, volatile liabilities and liquidity ratio. As of December 31, 1997, all of these measurements were in compliance with ALCO policy limitations.

Because the assets and liabilities of S&T are primarily monetary in nature, the presentation and analysis of cash flows in formats prescribed by SFAS
No. 95 are less meaningful for managing bank liquidity than for other non-financial companies. Funds are typically provided from current earnings, maturity and sales of securities available for sale, loan repayments, deposits and borrowings. The primary uses of funds include new loans, repayment of borrowings, the purchase of securities and dividends to shareholders. The level and mix of sources and uses of funds are constantly monitored and adjusted by ALCO in order to maintain credit, liquidity and interest rate risks within prescribed policy guidelines while maximizing earnings.

ALCO monitors and manages interest rate sensitivity through gap, simulation and duration analyses in order to avoid unacceptable earnings fluctuations due to interest rate changes. S&T's gap model includes certain management assumptions based upon past experience and the expected behavior of customers during various interest rate scenarios. The assumptions include principal prepayments for mortgages, installment loans and CMOs, and classifying the demand, savings and money market balances by degree of interest rate sensitivity. Utilizing the above assumptions results in ratios of interest rate sensitive assets to interest rate sensitive liabilities for the six-month and twelve-month intervals ended December 31, 1997 of 0.93% and 1.04%, respectively. Assuming immediate repricings for interest-bearing demand, savings and money market accounts, these ratios would be 0.68% and 0.83%, respectively.

In addition to the gap analysis, the Company performs an earnings sensitivity analysis to identify more dynamic interest rate risk exposures.

An earnings simulation model is used to estimate the effect that specific interest rate changes would have on twelve months of pretax earnings. Derivative financial instruments are included in this exercise.
The model incorporates management assumptions regarding the level of interest rate or balance changes on indeterminate maturity deposit products
(savings, money market, NOW and demand deposits) for a given level of market rate changes. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Interest rate caps and floors on all products are included to the extent that they become effective in the twelve-month simulation period.
Additionally, changes in prepayment behavior of the residential mortgage portfolio in each rate environment are captured using management estimates.
Finally, the impact of planned growth and anticipated new business activities is factored into the simulation model.

S&T's policy objective is to limit the change in annual pretax earnings to $2.3 million from an immediate and sustained parallel change in interest rates of 200 basis points. As of December 31, 1997, S&T had the following estimated earnings sensitivity profile:

[CAPTION]

(in millions)                         	Immediate Change in Rates

                                           	+200bp  	-200bp
Pretax earnings change                       	$1.2   	$(0.8)

Based on the results of the simulation model as of December 31, 1997, S&T would expect an increase in net interest income of $0.5 million and an increase in net interest income of $0.2 million if interest rates gradually increase or decrease, respectively, from current rates by 200 basis points over a twelve-month period.

Capital Resources
The primary source of equity growth for S&T is earnings retention. Hence, capital growth is a function of net income less dividends paid to shareholders, and treasury stock activities.
Shareholders' equity increased $34.0 million at December 31, 1997 compared to December 31, 1996.
Net income was $33.4 million and dividends declared to shareholders were $15.7 million for 1997. S&T paid 43% of 1997 net income in dividends, equating to an annual dividend rate of $1.11 per share. Also affecting capital was an increase of $15.3 million in unrealized gains on securities available for sale.

The book values of S&T's common stock increased 14.8% from $16.02 at December 31, 1996 to $18.39 at December
31, 1997, primarily due to the increase in shareholders' equity from retained earnings and the increase in unrealized holding gains on securities available for sale.

S&T continues to maintain a strong capital position with a leverage ratio of 11.7% as compared to the 1997 minimum regulatory guideline of 3.0%. S&T's risk-based capital Tier 1 and Total ratios were 17.0% and 18.2%, respectively, at December 31, 1997, which places S&T well above the Federal Reserve Board's risk-based capital guidelines of 4.0% and 8.0% for Tier 1 and Total, respectively. In addition, management believes that S&T has the ability to raise additional capital if necessary. S&T sponsors an ESOP. The ESOP shares are allocated to employees as part of S&T's contributions to its employee thrift and profit sharing plans. At December 31, 1997, 13,000 unallocated shares were held by the ESOP for future allocation to employees.

In April 1993, shareholders approved the S&T Incentive
Stock Plan authorizing the issuance of a maximum of 600,000 shares of S&T's common stock in order to assist in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the shareholders of S&T. On October 17, 1994, the Stock Plan was amended to include outside directors. On April 21, 1997, shareholders approved an amendment to the plan increasing the number of authorized shares to 1,600,000. As of December 31, 1997, 729,411 nonstatutory stock options had been granted to key employees and outside directors; 543,000 of these options are currently exercisable.

Year 2000
In June 1997, S&T management formed a committee to evaluate the process of preparing its computer systems and applications for the Year 2000. This process involves modifying or replacing certain hardware and software maintained by S&T, as well as communicating with external service providers to ensure that they are taking the appropriate action to remedy their Year
2000 issues. Management and the committee expect to have substantially all of the system and application changes completed and tested by the end of 1998 and believe that its level of preparedness is appropriate.
S&T has not yet determined the total cost of the project; however, it is not expected to materially impact future operations. Purchased hardware and software will be capitalized in accordance with normal policy. Personnel and all other costs related to the project will be expensed as incurred.

Regulatory Matters
S&T and S&T Bank are subject to periodic examinations by one or more of the various regulatory agencies.
During 1997, an examination was conducted by the FDIC.
This examination included, but was not limited to, procedures designed to review lending practices, credit quality, liquidity, operations and capital adequacy of S&T and its subsidiaries. No comments were received from the FDIC which would have a material effect on S&T's liquidity, capital resources or operations. S&T's current capital position and results of regulatory examination allow it to pay the lowest possible rate for FDIC deposit insurance.

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

"Safe Harbor" Statement under the Private Securities
Litigation Reform Act of 1995
The statements in this Annual Report, which are not historical fact, are forward looking statements that involve risks and uncertainties, including, but not limited to, the interest rate environment, the effect of federal and state banking and tax regulations, the effect of economic conditions, the impact of competitive products and pricings, and other risks detailed in S&T's Securities and Exchange Commission filings.

Consolidated Balance Sheets
S&T Bancorp, Inc. and Subsidiaries

December 31                                     		1997            		1996
(dollars in thousands, except per share data)
Assets
Cash and due from banks		                   $    35,951       		$   40,710
Interest-earning deposits with banks              		102	              	109
Federal funds sold                                  		0	            	6,465
Securities:
   Available for sale	                         	521,117          		449,801
   Held to maturity (market value $48,101
      in 1997 and $51,343 in 1996)             		47,103	           	50,260
Total Securities                              		568,220		          500,061

Loans, net of allowance for loan losses
   of $20,427 in 1997 and $18,729 in 1996   		1,253,326	        	1,181,407
Premises and equipment                         		20,613           		20,038
Other assets	                                   	42,079	           	38,255
Total Assets                               		$1,920,291        	$1,787,045

Liabilities
Deposits:
   Noninterest-bearing                     		$  165,727	       	$  159,268
   Interest-bearing                         		1,118,931        		1,111,099
Total Deposits                              		1,284,658 		       1,270,367

Securities sold under repurchase agreements   		170,124	          	114,205
Federal funds purchased                         		9,325              		775
Long-term borrowings	                          	144,218	          	136,618
Other borrowed funds                              		130	              	230
Other liabilities                              		51,718		           38,732
Total Liabilities	                           	1,660,173	        	1,560,927

Shareholders' Equity
Preferred stock, without par value, 10,000,000
   shares authorized and none outstanding           		_	                	_
Common stock ($2.50 par value)
   Authorized-25,000,000 shares in 1997 and 1996
   Issued-14,857,019 shares in 1997 and 1996 	  	37,142           		37,142
Additional paid-in capital		                     19,369	           	19,044
Retained earnings		                             175,707	          	157,982
Net unrealized holding gains
   on securities available for sale	            	40,524	           	25,197
Treasury stock (715,864 shares in 1997
   and 746,003 shares in 1996, at cost)		       (12,494)         		(13,017)
Deferred compensation	                           	 (130)            		(230)
Total Shareholders' Equity	                    	260,118	          	226,118
Total Liabilities and Shareholders' Equity 		$1,920,291        	$1,787,045

See Notes to Consolidated Financial Statements

Consolidated Statements of Income
S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

Year Ended December 31	                       1997	       1996	        1995
(dollars in thousands, except per share data)
Interest Income
Loans, including fees                    	$108,891	   $ 99,493	    $ 95,570
Deposits with banks                             	8          	5         	143
Federal funds sold	                            523	        330	         406
Investment securities:
   Taxable	                                 25,421	     26,349	      24,736
   Tax-exempt	                               2,250	      2,834	       3,127
   Dividends	                                4,008	      3,431	       3,038
Total Interest Income	                     141,101	    132,442	     127,020

Interest Expense
Deposits	                                   47,966	     46,125	      44,277
Securities sold under repurchase
   agreements                              	 6,602 	     7,006	       8,482
Federal funds purchased	                       472	        319	         474
Long-term borrowings	                        7,227	      5,071	       4,326
Other borrowed funds	                           17	         68	         118
Total Interest Expense	                     62,284	     58,589      	57,677

Net Interest Income                        	78,817	     73,853	      69,343
Provision for Loan Losses	                   5,000	      5,175	       4,220
Net Interest Income After Provision
   for Loan Losses	                         73,817	     68,678	      65,123

Noninterest Income
Service charges on deposit accounts         	4,603	      4,039       	3,327
Trust fees	                                  3,181	      2,839	       2,401
Security gains, net	                         5,446	      2,227	         850
Other	                                       3,211	      2,892	       2,569
Total Noninterest Income	                   16,441	     11,997	       9,147

Noninterest Expense
Salaries and employee benefits	             22,816	     21,763      	21,147
Occupancy, net	                              2,583	      2,886	       2,561
Furniture and equipment	                     3,170	      2,447	       2,581
Other taxes	                                 1,320 	     1,201	       1,121
Data processing	                             2,154 	     1,955	       1,887
Amortization of intangibles	                     0	        314	         343
FDIC assessment	                               240 	     1,199	       1,526
Other                                      	10,915 	    10,633	       9,110
Total Noninterest Expense	                  43,198	     42,398	      40,276
Income Before Income Taxes	                 47,060	     38,277	      33,994
Applicable Income Taxes	                    13,646	     10,036	       9,152
Net Income	                               $ 33,414	  $  28,241	    $ 24,842

Per Common Share:
   Net Income-Basic	                     $    2.36	  $    2.00	    $   1.74
   Net Income-Diluted	                        2.34	       1.99	        1.73
   Dividends Declared	                        1.11	       0.94	        0.74

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity
S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

				                                                           Net Unrealized
	                                          	Additional		          Gains on
	                                    Common	  Paid-In	  Retained	 Securities	 Treasury	Deferred
                                     	Stock	  Capital	  Earnings	 Available   Stock  Compensation
                                                                   for Sale
                                             (dollars in thousands, except per share data)
Balance at January 1, 1995	          $37,142	  $17,328  	$125,938  	$ 8,840  	$(5,982)  	$(430)
Net income for 1995			                                     24,842
Cash dividends declared
   ($0.74 per share)			                                    (9,204)
Treasury stock acquired
   (97,689 shares)					                                                        (2,076)
Treasury stock sold
   (74,820 shares)		                               792			                         876
Deferred ESOP
   benefits expense						                                                                   90
Net change in unrealized
   holding gains on securities
   available for sale				                                            15,898

Balance at December 31, 1995	       37,142	   18,120	     141,576	   24,738	   (7,182)	   (340)

Net income for 1996			                                     28,241
Cash dividends declared
   ($0.94 per share)			                                   (11,835)
Treasury stock acquired
   (257,525 shares)				                                                       	(7,287)
Treasury stock sold
   (89,614 shares)	                            	924			                          1,452
Deferred ESOP
   benefits expense						                                                                  110
Net change in unrealized
   holding gains on securities
   available for sale				                                               459
Balance at December 31, 1996	       37,142 	 19,044	     157,982	    25,197	  (13,017)	   (230)

Net income for 1997			                                    33,414
Cash dividends declared
   ($1.11 per share)			                                  (15,689)
Treasury stock acquired
   (138 shares)					                                                               (5)
Treasury stock sold
   (30,277 shares)		                           325			                             528
Deferred ESOP
   benefits expense						                                                                  100
Net change in unrealized
   holding gains on securities
   available for sale				                                           15,327
Balance at December 31, 1997	    $37,142 	 $19,369	    $175,707	   $40,524  	$(12,494)  	$(130)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

Year Ended December 31	                            1997	      1996 	     1995
(dollars in thousands)
Operating Activities
Net Income	                                   $  33,414 	$  28,241  	$ 24,842
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Provision for loan losses                  	5,000	     5,175	     4,220
      Provision for depreciation and
       amortization	                              2,163	     2,445     	2,028
      Net amortization of investment security
       premiums	                                    675	       543	       775
      Net accretion of loan and deposit discounts	    0	      (343)	     (896)
      Deferred income taxes	                       (756)	     (613)	     (535)
      Securities gains, net	                     (5,446)	   (2,227)	     (850)
      (Increase) decrease in interest
        receivable	                              (1,601)	      449	      (552)
      Increase (decrease) in interest payable	      395	      (271)	    3,063
      Decrease (increase) in other assets	          819	      (458)	   (1,236)
      Increase (decrease) in other liabilities	     531	     3,170    	(2,975)
Net Cash Provided by Operating Activities	       35,194	    36,111	    27,884

Investing Activities
Net decrease (increase) in interest-earning
   deposits with banks	                               7	       (58)	    3,773
Net decrease in federal funds sold	               6,465	       875	       785
Proceeds from maturities of investment
securities	                                       3,146    	11,361	    28,774
Proceeds from maturities of securities
 available for sale                            	127,344    	90,214	    20,264
Proceeds from sales of securities
 available for sale	                             77,826     40,855	    67,943
Purchases of investment securities	                   0	    (4,231)	  (26,255)
Purchases of securities available for
 sale	                                         (248,077) 	(148,259)  	(93,722)
Net increase in loans	                          (76,919)	  (99,741)  	(79,023)
Purchases of premises and equipment	             (2,042)   	(3,020)	   (1,913)
Other, net	                                        (696)	      303	       108
Net Cash Used in Investing Activities	         (112,946) 	(111,701)	  (79,266)

Financing Activities
Net increase in demand, NOW and savings
 deposits                                        	9,105	    23,761    	3,689
Net increase in certificates of deposit	          5,186	    30,060	   70,286
Net increase (decrease) in federal funds
 purchased	                                       8,550	       450  	(19,265)
Net increase (decrease) in repurchase
 agreements	                                     55,919	    (8,589)	 (47,077)
Increase in obligation under capital lease	           0	      (294)	    (264)
Proceeds from FHLB long-term borrowings	         68,600	    55,000	   53,200
Repayments from FHLB long-term borrowings	      (61,000)	  (14,987)       	0
Acquisition of treasury stock	                       (5)	   (7,287)  	(2,076)
Sale of treasury stock	                             853	     2,376    	1,668
Cash dividends paid to shareholders	            (14,215)	  (10,667)  	(8,757)
Net Cash Provided by Financing Activities	       72,993	    69,823	   51,404
(Decrease) increase in Cash and Cash
 Equivalents	                                    (4,759)	   (5,767)	      22
Cash and Cash Equivalents at Beginning of
 Year	                                           40,710	    46,477	   46,455
Cash and Cash Equivalents at End of Year	     $  35,951	 $  40,710	  $46,477

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries

Note A

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

Principles of Consolidation
The consolidated financial statements include the accounts of S&T and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The investment in the subsidiaries is carried at S&T's equity in the underlying net assets.

Acquisitions
On May 2, 1997, S&T completed the merger of Peoples
Bank of Unity (Peoples) into its principal subsidiary, S&T Bank (Bank). Peoples had assets of $288.0 million, and operated six offices in the eastern suburbs of Pittsburgh, including Plum Borough, Penn Hills,
Monroeville, Oakmont, Unity, and Holiday Park. All of these offices now operate under the S&T Bank name.

Under the terms of the merger agreement, Peoples shareholders received 26.25 S&T common shares for each of the 115,660 outstanding Peoples common shares.
This resulted in a tax-free exchange, and the merger was accounted for as a pooling-of-interests. The financial statements are presented as if the merger had been consummated for all the periods presented.

The following financial information presents the combined results of S&T and Peoples as if the acquisition had occurred as of the beginning of the years presented:
[CAPTION]

                                             	S&T as
For the Periods Ended           	         previously
                                           presented      Peoples       S&T
(dollars in thousands)
Net interest income:
March 31, 1997                           $15,655          $3,699        $19,354
December 31, 1996	                        59,887	         13,966	        73,853
December 31, 1995	                        57,019	         12,324 	       69,343

Net income:
March 31, 1997	                          $ 6,248	        $ 1,493	      $  7,741
December 31, 1996	                        23,249	          4,992	        28,241
December 31, 1995	                        20,469	          4,373	        24,842

Securities
Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and S&T has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and are stated at cost adjusted for amortization of premiums and accretion of discounts. All obligations of states and political subdivisions and corporate securities are classified in this category. Securities to be held for indefinite periods of time are classified as available for sale and are recorded at market value.
All U.S. treasury securities, U.S. government corporations and agencies, collateralized mortgage obligations, mortgage-backed securities, and marketable equity securities are classified in this category. Gains or losses on the disposition of securities are based on the specific identification method. S&T does not engage in any securities trading activity.

Loans
Interest on loans is accrued and credited to operations based on the principal amount outstanding.
Accretion of discount on loans is included in interest income. Loan origination fees and direct loan origination costs are deferred and amortized as an adjustment of loan yield over the respective lives of the loans.
Loans are placed on nonaccrual and interest is discontinued when collection of interest or principal is doubtful, or generally when interest or principal are 90 days or more past due.

Impaired loans are defined by management as commercial and commercial real estate loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. Residential real estate mortgages and consumer installment loans are large groups of smaller balance homogeneous loans and are separately measured for impairment collectability. Factors considered by management in determining impairment include payment status and underlying collateral value. All impaired loans are classified as substandard for risk classification purposes. Impaired loans are charged-off, to the estimated value of collateral associated with the loan, when management believes principal and interest are deemed uncollectible. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet the payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received.

The allowance for loan losses is established through provisions for loan losses charged against income.
Loans considered to be uncollectible are charged against the allowance, and recoveries, if any, are credited to the allow-ance. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed generally by the straight-line method for financial reporting purposes and by accelerated methods for federal income tax purposes.

Other Real Estate
Other real estate is included in other assets and is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure. These properties are carried at the lower of cost or fair value less cost of resale. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses. Gains or losses realized subsequent to acquisition are recorded in the results of operations.

Income Taxes
Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

Trust Assets and Income
Assets held in a fiduciary capacity by the Bank are not assets of the Bank and are therefore not included in the consolidated financial statements. Trust fee income is reported on the accrual basis.

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

Earnings Per Share
Financial Accounting Standards Board Statement No.
128, "Earnings Per Share" (Statement No. 128), is effective in 1997 and provides a simpler calculation called basic Earnings Per Share (EPS) which replaces primary EPS under APB Opinion 15. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Options, warrants and other potentially dilutive securities are excluded from the basic calculation, but are included in diluted EPS. All prior periods have been restated and recorded in accordance with Statement No. 128.

Average shares outstanding for computing basic EPS were 14,131,518, 14,108,617 and 14,279,507 for 1997,
1996 and 1995, respectively. Average shares outstanding for computing dilutive EPS were 14,309,182, 14,220,422 and 14,318,799 for 1997, 1996 and 1995, respectively. In computing dilutive EPS, average shares outstanding have been increased by the common stock equivalents relating to S&T's available stock options.

Cash Flow Information
S&T considers cash and due from banks as cash and cash equivalents. For the years ended December 31, 1997, 1996 and 1995, cash paid for interest was $60,825,000, $58,860,000 and $54,615,000, respectively. Cash paid during 1997 for income taxes was $14,190,000 compared to $11,014,000 for 1996 and $8,961,000 for 1995.

Mortgage Loan Servicing
Mortgage servicing assets are recognized as separate assets when servicing rights are acquired through purchase or loan originations, when there is a definitive plan to sell the underlying loan.
Capitalized mortgage servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans. Capitalized mortgage servicing rights are evaluated for impairment based on the fair value of those rights. In November 1997, $12.7 million of 1-4 family mortgage loans were sold to the Federal National Mortgage Association (FNMA), and $187,000 of mortgage servicing rights were capitalized and recorded in other assets. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues.

New Accounting Pronouncements
Financial Accounting Standards Board Statement No.
125, "Accounting for Transfers and Servicing of
Financial Assets and Extinguishments of Liabilities"
(Statement No. 125), is effective in 1997 and provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Statement No. 125 as amended by FASB
Statement No. 127, "Deferral of Effective Date of
Certain Provisions of Statement No. 125," is generally to be applied to transactions occurring after December
31, 1996 with certain provisions having been delayed until 1998. Statement No. 125 is not expected to materially affect S&T's financial position or results of operations.

Financial Accounting Standards Board Statement
No. 130, "Accounting for Comprehensive Income," is effective for years beginning after December 15, 1997 and establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.
Statement No. 130 is not expected to materially affect
S&T's financial position or results of operations.

Note B
Fair Values of Financial Instruments

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

The following methods and assumptions were used by S&T in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents and
Other Short-Term Assets
The carrying amounts reported in the consolidated balance sheet for cash and due from banks, interest-earning deposits with banks and federal funds sold approximate those assets' fair values.

Securities
Fair values for investment securities and securities available for sale are based on quoted market prices.

Loans
For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers as measured by net credit losses and the loss of interest income from nonaccrual loans. The carrying amount of accrued interest approximates its fair value.

Deposits
The fair values disclosed for demand deposits (e.g., noninterest and interest-bearing demand, money market and savings accounts) are, by definition, equal to the amount payable on demand. The carrying amounts for variable-rate, fixed-term certificates of deposit and other time deposits approximate their fair value at year end. Fair values for fixed-rate certificates of deposit and other time deposits are based on the discounted value of contractual cash flows, using interest rates currently being offered for deposits of similar remaining maturities.

Short-Term Borrowings and
Other Borrowed Funds
The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other borrowings approximate their fair values.

Long-Term Borrowings
The fair values disclosed for long-term borrowings are estimated using current interest rates for long-term borrowings of similar remaining maturities.

Loan Committments and
Standby Letters of Credit
Estimates of the fair value of these off-balance sheet items were not made because of the short-term of these arrangements and the credit standing of the counterparties. Also, unfunded loan commitments relate principally to variable rate commercial loans, and fees are not normally assessed on these balances.

Estimates of fair value have not been made for items which are not defined as financial instruments, including such items as S&T's core deposit intangibles and the value of its trust operation. S&T believes it is impracticable to estimate a representational fair value for these types of assets, which represent significant value to S&T.

[CAPTION]

The following table indicates the estimated fair value of S&T's financial instruments as of December 31:

                                                   	      1997	                    1996
                                               		Estimated    Carrying    Estimated  Carrying
                                              		Fair Value	     Value	    Fair Value	  Value
                                                               (dollars in thousands)
Assets
   Cash		                                    $    36,053	  $    36,053	  $   47,284	  $    47,284
   Securities:
      Available for sale		                       521,117	      521,117	     449,801	      449,801
      Held to maturity		                          48,101	       47,103      	51,343	       50,260
   Loans	                                     	1,279,802	    1,273,753 	  1,194,344     1,200,136
Liabilities
   Deposits		                                 $1,287,497	   $1,284,658	  $1,275,480	   $1,270,367
   Securities sold under repurchase
      agreements		                               170,126	      170,124	     114,205	      114,205
   Federal funds purchased		                       9,325 	       9,325	         775	          775
   Long-term borrowings		                        145,049	      144,218	     136,518      136,618
   Other borrowed funds		                            130	          130	         230 	        230
Off-Balance Sheet
   Interest rate swaps	                     	$       192 	$          0	$        362  	$        0

Note C

Derivative Financial Instruments
S&T does not extensively use derivative financial instruments. The only type of instrument that S&T utilizes is interest rate swaps.

S&T has three interest rate swaps at notional values totaling $25.0 million, paying a fixed rate and receiving a variable rate. The purpose of these transactions is to provide matched, fixed rate funding for newly originated loans, and to mitigate the risk associated with volatile liability funding. The effective rate of these combined swaps was 5.28% at December 31, 1997. Interest rate swaps are not reported in the consolidated balance sheets.
Differences between interest received and interest paid are reported as a component of borrowing expense in the consolidated income statement.

Note D
Restrictions on Cash and Due from Bank Accounts
The Board of Governors of the Federal Reserve Bank impose certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged $11,681,000 during 1997.

Securities
[CAPTION]

The following table indicates the composition of the securities portfolio at December 31:

    		                                              Available for Sale
			                                                     Gross	     Gross
		                                       Amortized Unrealized	Unrealized	   Market
1997		                                        Cost	     Gains	    Losses	    Value
(dollars in thousands)
Obligations of U.S. government
   corporations and agencies		            $338,855	   $ 2,616	   $  (183)	$341,288
Mortgage-backed securities 		               14,169	       373 		            14,542
U.S. treasury securities		                  38,044	     1,429		             39,473
Corporate securities		                      10,848	       228	       (12)	  11,064
Debt securities available for sale		       401,916	     4,646	      (195)	 406,367
Marketable equity securities		              43,745 	   58,060	      (166)	 101,639
Other securities		                          13,111			                       13,111
Total		                                   $458,772	   $62,706	   $  (361)	$521,117

	                                                       Held to Maturity

Obligations of states and                 $ 37,497	   $   794    $    (5)  $38,286
  political susbdivisions
Corporate securities		                       1,998	       209		             2,207
Debt securities held to maturity		          39,495	     1,003	        (5)	 40,493
Other securities		                           7,608			                       7,608
Total		                                   $ 47,103	  $  1,003	  $     (5)$ 48,101

		                                                      Available for Sale
			                                                      Gross	      Gross
		                                       Amortized  Unrealized	 Unrealized	Market
1996		                                        Cost	      Gains	     Losses	 Value
(dollars in thousands)

Obligations of U.S. government
   corporations and agencies		            $234,632    $ 2,408    $(1,116)$235,924
Collateralized mortgage obligations of U.S.
   government corporations and agencies		    4,176	         7	        (1)	  4,182
Mortgaged-backed securities		               47,327	       401	      (266)	 47,462
U.S. treasury securities		                  57,187	     1,555		            58,742
Corporate securities		                      14,463	       143	       (56)	 14,550
Debt securities available for sale		       357,785	     4,514	    (1,439)	360,860

Marketable equity securities		              40,161	    35,868	      (224)	 75,805
Other securities		                          13,136			                      13,136
Total		                                   $411,082	   $40,382	   $(1,663)$449,801

	                                                       Held to Maturity

Obligations of states and               		$ 46,334	   $   919    $   (52)$ 47,201
  and political subdivisions
Corporate securities		                       1,998	       216		             2,214
Debt securities held to maturity		          48,332	     1,135	       (52)	 49,415
Other securities		                           1,928			                       1,928
Total		                                   $ 50,260	   $ 1,135	   $   (52)$ 51,343

There were $6,031,000, $2,528,000 and $1,956,000 in
gross realized gains and $585,000, $305,000 and $1,114,000 in gross realized losses in 1997, 1996 and 1995, respectively, relative to securities available for sale.

The amortized cost and estimated market value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

For purposes of the maturity table,
mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of the underlying collateral.
The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

[CAPTION]

   		                                Amortized	    Market
Available for Sale	   	                   Cost		    Value
(dollars in thousands)
Due in one year or less		           $   23,992	$   24,159
Due after one year through five years		 96,246	    97,815
Due after five years through ten years	273,750    276,241
Due after ten years		                    7,928 	    8,152
Total		                             $  401,916 $  406,367

		                                   Amortized		   Market
Held to Maturity		                        Cost		    Value

Due in one year or less		           $    5,680 $    5,723
Due after one year through five years		 18,288	    18,800
Due after five years through ten years		12,585	    12,939
Due after ten years		                    2,942	     3,031
Total		                             $   39,495	$   40,493

At December 31, 1997 and 1996, securities with principal amounts of $274,350,000 and $181,489,000, respectively, were pledged to secure repurchase agreements and public and trust fund deposits.


Note F

Loans
[CAPTION]

The following table indicates the composition of the loan portfolio at December 31:

		                                                1997	       1996
(dollars in thousands)
Real estate-construction		                  $   47,967 	$   35,508
Real estate-mortgages:
   Residential		                               512,417	    513,424
   Commercial		                                327,384	    250,132
Commercial-industrial and agricultural		       255,017	    246,731
Consumer installment		                         130,968 	   154,341
Gross Loans	 	                              $1,273,753	 $1,200,136
Allowance for loan losses		                    (20,427) 	  (18,729)
Net Loans		                                 $1,253,326	 $1,181,407

The following table presents changes in the allowance for loan losses for the year ended December 31:
[CAPTION]

	                                1997	    1996	    1995
(dollars in thousands)
Balance at beginning of year	 $18,729  $17,065  $15,169
Charge-offs	                   (4,481) 	(5,536)  (3,039)
Recoveries	                     1,179 	  2,025      715
Net charge-offs	               (3,302)	 (3,511)	 (2,324)
Provision for loan losses	      5,000	   5,175 	  4,220
Balance at end of year	       $20,427	 $18,729  $17,065


The Bank has granted loans to certain officers and directors of S&T as well as certain affiliates of the officers and directors in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility.
The aggregate dollar amounts of these loans were $41,130,000 and $33,713,000 at December 31, 1997 and 1996, respectively. During 1997, $36,495,000 of new loans were funded and repayments totaled $29,078,000.

During 1997, S&T Bank acquired automobile loans and leases on a third-party basis from companies owned by two directors of S&T totaling $3,793,000. These loans were acquired on substantially the same terms as those prevailing at the time for comparable transactions with others.

The principal balances of loans on nonaccrual were $3,602,000 and $10,268,000 at December 31, 1997 and
December 31, 1996, respectively. At December 31, 1997, there were no commitments to lend additional funds on nonaccrual loans. Other real estate owned, which is included in other assets, was $647,000 at December 31, 1997 and $483,000 at December 31, 1996.

The following table represents S&T's investment in loans considered to be impaired and related information on those impaired loans at December 31:

[CAPTION]

		                                         1997	        1996
(dollars in thousands)
Recorded investment in loans
  considered to be impaired          $1,869,000 	$10,687,000
Loans considered to be impaired
   that were on a nonaccrual basis	          	_ 	  6,487,000
Allowance for loan losses related to
   loans considered to be impaired		    914,000	   2,605,000
Average recorded investment in
  impaired loans		                    6,329,000    4,256,000
Total interest income recognized on    	656,000    1,103,000
	 impaired loans
Interest income on impaired loans
   recognized on a cash basis	               	_ 	  1,103,000

Note G

Premises and Equipment

The following table is a summary of the premises and equipment accounts at December 31:
[CAPTION]

		                            1997	    1996
(dollars in thousands)
Land 		                   $  3,037  $  2,568
Premises		                  18,498	   18,340
Furniture and equipment	 	  12,152	   14,806
Leasehold improvements		     2,483     2,510
		                          36,170	   38,224
Accumulated depreciation		 (15,557)	 (18,186)
Total		$                   $20,613	  $20,038

Certain banking facilities and equipment are leased under short-term lease arrangements expiring at various dates to the year 2007. All such leases are accounted for as operating leases. Rental expense for premises and equipment amounted to $1,215,000, $1,136,000 and $1,104,000 in 1997, 1996 and 1995,
respectively. Minimum annual rentals for each of the years 1998-2002 are approximately $413,000, $308,000,
$296,000, $241,000 and $133,000, respectively, and
$586,000 for the years thereafter. Included in the above are leases entered into with two directors of S&T for which rental expense totaled $348,497, $325,709 and $318,984 in 1997, 1996 and 1995, respectively.


Note H

Deposits

The following table indicates the composition of deposits at December 31:
[CAPTION]

		                                        1997       1996

(dollars in thousands)
Noninterest-bearing demand		       $   165,727	$  159,268
Interest-bearing demand		               33,582 	   52,658
Money market		                         274,874 	  230,143
Savings 		                             175,187	   198,068
Time deposits		                        635,288	   630,230
Total		                             $1,284,658 $1,270,367


The aggregate of all time deposits over $100,000 amounted to $95,678,000 and $101,461,000 for
December 31, 1997 and 1996, respectively.

The following table indicates the scheduled maturities of time deposits at December 31:
[CAPTION]

		                                    1997	     1996
(dollars in thousands)
Due in one year		                 $306,278  $360,191
Due in one to two years		          187,257   107,836
Due in two to three years		         83,395    89,595
Due in three to four years		        16,434	   32,330
Due in four to five years 		        26,751 	  15,273
Due after five years		              15,173	   25,005
Total 	 	                         $635,288 	$630,230


Note I

Long-Term Borrowings

The following table is a summary of long-term borrowings with the Federal Home Loan Bank (FHLB):
[CAPTION]

	                                 1997	           1996
		                           Balance	Average Balance Average
                                        Rate            Rate
(dollars in thousands)
Due in one year	             $25,000 	5.97%		$36,000  5.43%
Due in one to two years 	          _	     	   25,000 	5.60
Due in two to three years	    12,500	 5.70 	      	_    	_
Due in three to four years	   30,000	 6.02		  12,500	 5.32
Due in four to five years	    57,100	 5.25		  55,000 	5.52
Due after five years	         19,618	 6.48		   8,118	 6.63
Total	                      $144,218 	5.74%	$136,618  5.56%


The purpose of these borrowings was to match fund selected new loan originations, to mitigate interest rate sensitivity risks and take advantage of discounted borrowing rates through the FHLB for community investment projects.

S&T maintains a Flexline of credit for 10% of total assets with the FHLB which expires December 31, 1998. S&T pledged all 1-4 family and multi-family mortgage loans as collateral for any current or future FHLB advances. The total carrying amount of these loans was $458,308,000 at December 31, 1997.

Note J

Short-Term Debt

Federal funds purchased and securities sold under repurchase agreements (REPOS) generally mature within one to 14 days from the transaction date. S&T defines REPOS with its retail customers as retail REPOS and wholesale REPOS are those transacted with other financial institutions.

Information concerning federal funds purchased and REPOS is summarized as follows:
[CAPTION]

		                                            1997	    1996

(dollars in thousands)
Average balance during the year		         $134,851	$141,012
Average interest rate during the year 		      5.31%	   5.24%
Maximum month-end balance during the year $195,024	$180,776
Average interest rate at year end 		          5.82%	   5.68%

Note K

Dividend and Loan Restrictions

Certain restrictions exist regarding the ability of S&T Bank to transfer funds to S&T in the form of dividends and loans. Dividends that may be paid by S&T Bank to S&T are limited to the retained earnings of S&T Bank which amounted to $112,155,000 at December
31, 1997. The amount of dividends that may be paid to S&T is further restricted by regulatory guidelines concerning minimum capital requirements.

Federal law prohibits S&T from borrowing from the subsidiaries unless such loans are collateralized by specific obligations. Further, such loans are limited to 10% of S&T Bank's capital and additional paid-in capital, as defined. At December 31, 1997, the maximum amount available for transfer from S&T Bank to S&T in the form of loans and dividends approximated 45% of consolidated net assets.

Note L

Litigation

S&T, in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of these legal proceedings.

Note M

Financial Instruments and Credit Risk

S&T, in the normal course of business, commits to extend credit and issue standby letters of credit. The obligations are not recorded in S&T's financial statements. Loan commitments and standby letters of credit are subject to S&T's normal credit underwriting policies and procedures and generally require collateral based upon management's evaluation of each customer's financial condition and ability to satisfy completely the terms of the agreement. S&T's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral. Unfunded loan commitments totaled $294,144,000 and $250,394,000 at December 31, 1997 and 1996, respectively; and obligations under standby letters of credit totaled $54,439,000 and $63,553,000 at December 31, 1997 and 1996,
respectively.

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

Note N

Income Taxes

Income tax expense (credits) for the year ended
December 31 are comprised of:

[CAPTION]

	                     1997	   1996	  1995

(dollars in thousands)
Current	           $14,402	$10,649	$9,687
Deferred	             (756)	  (613)	 (535)
Total	             $13,646	$10,036	$9,152

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The statutory to effective tax rate reconciliation for the year ended
December 31 is as follows:
[CAPTION]

	                            1997	 1996	 1995

(dollars in thousands)
Statutory tax rate	            35% 	35%	  35%
Tax-exempt interest income
   and dividend exclusion 	    (4)	 (6)	  (7)
Low income housing tax credits	(2)	 (3) 	 (1)
Effective tax rate	            29%	 26% 	 27%

Income taxes applicable to security gains were $1,906,000
in 1997, $779,000 in 1996 and $296,000
in 1995.

Significant components of S&T's temporary differences were as follows at December 31:
[CAPTION]

		                                           1997	     1996
(dollars in thousands)
Deferred tax liabilities:
   Net unrealized holding gains
      on securities available for sale 		$(21,821)	$(13,521)
   Fixed assets		                            (683) 	   (740)
   Accretion on acquired loans		             (326)	    (363)
   Prepaid pension		                         (514)	    (447)
   Prepaid hospitalization		                 (102)	    (102)
   Point recognition		                       (933)	    (688)
Total deferred tax liabilities		          (24,379)	 (15,861)

Deferred tax assets:
   Allowance on loan losses		               6,939	    6,206
   Loan fees		                                377	      376
   Interest expense on increasing rate CDs		  128	      171
   Deferred compensation 		                   771	      462
   Goodwill		                                 352 	     392
   Other		                                    174 	     160
Total deferred tax assets		                 8,741	    7,767
Net deferred tax liability		             $(15,638)	$ (8,094)

Note O

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

The following table summarizes the components of net periodic pension expense for the Bank's defined benefit plan:
[CAPTION]

	                                       1997	   1996    1995

(dollars in thousands)
Service cost-benefits earned          $1,103   $1,032   $811
  during the period
Interest cost on projected benefit     1,378	   1,274	 1,180
  benefit obligation
Actual return on plan assets	         (3,767)	 (2,447)(3,710)
Net amortization and deferral	         1,977	     893	 2,479
Net periodic pension expense	           $691 	   $752	  $760

The following table sets forth the plan's funded status at December 31:
[CAPTION]

		                                                       1997	    1996
(dollars in thousands)
Actuarial present value of the accumulated benefit
   obligation, including vested benefits of $16,766
   in 1997 and  $13,618 in 1996	                     $(18,339) $(14,838)
Actuarial present value of projected benefit
obligation		                                         $(23,385)	$(19,593)
Plan assets at fair value		                            26,043	   22,189
Plan assets in excess of projected benefit
obligation		                                            2,658	    2,596
Unrecognized net gain from past experience
   different from that assumed and effects of changes
   in assumptions		                                    (2,475)	  (2,062)
Unamortized prior service cost		                          104	      226
Balance of initial unrecognized net liability		           (72)	     (94)
Accrued pension cost included in other liabilities		  $   215	 $    666

Below are actuarial assumptions used in accounting for the plan:
[CAPTION]

	                                               1997	1996	1995
(dollars in thousands)
Weighted-average discount rate	                  6.5%	7.0%	6.5%
Rate of increase in future compensation levels	  5.0	 5.0	 6.0
Expected long-term rate of return on plan assets	8.0	 8.0	 8.0

S&T also has a supplemental retirement plan (SERP) for certain key employees. The SERP is unfunded. The balance of actuarial present value of projected benefit obligations related to the SERP are $2,110,000 and $1,332,000 at December 31, 1997 and 1996, respectively. Accrued pension cost related to the SERP was $1,779,000 and $1,320,000 at December 31, 1997 and 1996, respectively. Net periodic pension cost related to the SERP was $499,000, $238,000 and $201,000 at December 31, 1997, 1996 and 1995,
respectively. The actuarial assumptions are the same as those used in the previous table.

The Bank maintains a Thrift Plan (Plan) in which substantially all employees are eligible to participate.
The Bank makes matching contributions to the Plan up to 3% of participants' eligible compensation and may make additional contributions as limited by the Plan.
Contributions to the Plan are cash or unallocated
Employee Stock Option Plan (ESOP) shares. Expense related to these contributions amounted to $990,000, $950,000 and $856,000 in 1997, 1996 and 1995, respectively.

On December 30, 1988, S&T sold 280,000 shares of common stock, which were held in treasury, to its newly created
ESOP for $2,800,000. The funds were obtained by the ESOP through a loan from a bank. S&T has guaranteed the loan, which has a maximum term of ten years and bears interest at 80% of the lender's prime rate. The loan terms require quarterly interest and annual principal payments. The balance of this loan was $130,000 and $230,000 on December 31, 1997 and 1996, respectively, and was included in other borrowed funds with an offsetting reduction in shareholders' equity shown as deferred compensation in the accompanying consolidated balance sheets. At December 31, 1997, the ESOP held 13,000 shares of S&T common stock that were unearned or unallocated, with a fair market value of $562,000. These unearned shares are released upon reduction of the ESOP debt and must be fully allocated by December 31, 1998.

The ESOP covers substantially all regular full-time employees. S&T is obligated to make annual contributions sufficient to enable the ESOP to repay the loan, including interest. Interest expense totaled $17,000 in 1997, $19,000 in 1996 and $30,000 in 1995. Dividends received by the ESOP from S&T for unallocated shares amounted to $24,000 in 1997, $24,000 in 1996 and $33,000 in 1995, which were used for debt service. Dividends on allocated shares are paid to the participants' accounts in the Plan. Deferred compensation arising from the guarantee of the ESOP borrowing will be charged to operations as contributions are made to the ESOP.

Since the ESOP was established prior to the issuance of SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans," ESOP compensation expense is currently based upon the cost of unearned shares as prescribed by SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." The earnings per share effects of unearned ESOP shares are not material. The expense associated with the release of ESOP shares in 1997, 1996 and 1995 was $100,000, $110,000 and $90,000, respectively. No allocated ESOP shares are subject to repurchase obligations.


Note P

Incentive Stock Plan and Dividend Reinvestment Plan

S&T adopted an Incentive Stock Plan in 1992 (Stock Plan) that provides for granting incentive stock options, nonstatutory stock options, and stock appreciation rights
(SARs). On October 17, 1994, the Stock Plan was amended to include outside directors. The Stock Plan covers a maximum of 1,600,000 shares of S&T common stock and expires ten years from the date of board approval.

S&T grants stock options at exercise prices not less than the greater of the fair market value of S&T common stock. SARs may be granted concurrently with the grant of nonstatutory stock options (Related SARs) or independently. SARs entitle the holder to receive either cash or shares of S&T common stock equal to the excess of the fair market value of the shares subject to the option over the fair market value of a share of common stock on the grant date.

Stock options and SARs granted under the Stock Plan are not exercisable before the six-month vesting period from the date of grant. There were no SARs or Related SARs issued or outstanding at December 31, 1997 and 1996. The following table summarizes the changes in the incentive stock options outstanding during 1997, 1996 and 1995:
[CAPTION]

                                              	1997	              1996	            1995
		                                           Weighted	         	Weighted	        Weighted
		                                            Average		          Average	         Average
	                                      Number	 Option	   Number	  Option	   Number	Option
	                                   of shares	  price	of shares	   price	of shares	 price
Outstanding at beginning of year 	    556,000	 $24.12 	411,500    $20.90  250,500  $17.27
   Granted	                           186,411	  40.75 	166,500 	   30.88 	165,000	  26.25
   Exercised	                         (13,000)	 21.32	 (22,000)	   15.10	  (4,000) 	13.63
Outstanding at end of year	           729,411	 $28.42	 556,000	   $24.12  411,500  $ 20.90
Exercisable at end of year	           543,000  $24.19  389,500    $21.23  246,500  $17.33


The grant price of all options is equal to the fair market value of S&T common stock at the grant date.

The following table summarizes the range of exercise prices at December 31:
[CAPTION]

                1997                    1996                     1995
                      Contractual               Contractual               Contractual
                       Remaining                 Remaining                 Remaining
       Shares Excercise  Life  Shares  Excercise  Life   Shares  Excercise   Life
  Outstanding  Price   (Years) Outstanding Price (Years) Outstanding Price  (Year)
1992	  40,000 	$13.63  	  5 	    40,000	 $13.63 	    5 	    54,000  $13.63     5
1993	  62,000	  17.25 	   6	     64,000	  17.25 	    6 	    70,000 	 17.25  	  6
1994  113,500  	19.00 	   7 	   120,500 	 19.00 	    7     122,500 	 19.00     7
1995  162,000	  26.25 	   8 	   165,000  	26.25     	8 	   165,000	  26.25    	8
1996	 165,500	  30.88	    9 	   166,500 	 30.88     	9          	_      	_    	_
1997	 186,411	  40.75	   10  	        _ 	     _     	_          	_      	_    	_
Total 729,411 	$28.42	  8.2 	   556,000 	$24.12	   7.6	    411,500 	$20.90   7.0


Options are granted in December and have a six- month vesting period and a ten-year contractual life.

S&T accounts for stock options in accordance with APB 25. The following proforma information regarding net income and earnings per share assumes the adoption of Statement No. 123 for stock options granted subsequent to December 31, 1994. (Disclosure is not required for options granted prior to 1995). The estimated fair value of the options is amortized to expense over the option and vesting period. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 5.77% and 6.12%; a dividend yield of 3.0%; volatility factors of the expected market price of S&T's common stock of 0.182 and 0.161; a weighted-average expected life of five years.


	                                      1997	    1996	     1995
[CAPTION]

(dollars in thousands except per share data)
Proforma net income-Basic	           $32,845	 $27,741	 $24,807
Proforma earnings per share_Basic	      2.32	    1.97	    1.74
Proforma earnings per share_Diluted	    2.30	    1.95	    1.73

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

S&T also sponsors a dividend reinvestment plan
(Dividend Plan) whereby shareholders may purchase shares of S&T common stock at market value with reinvested dividends and voluntary cash contributions.
Chase Mellon Shareholder Services, the plan administrator and transfer agent, purchases the shares on the open market to fulfill the Plan's needs.

Note Q

S&T Bancorp, Inc. (parent company only)
Condensed Financial Information
[CAPTION]

Balance Sheets at December 31:
                                                        		1997	          1996
(dollars in thousands)
Assets
Cash		                                                $     19	     $   2,526
Investments in:
   Bank subsidiary		                                   169,281	       157,603
   Nonbank subsidiaries		                               95,198	        68,995
Total Assets		                                        $264,498      	$229,124
Liabilities
Dividends payable		                                   $  4,243 	     $  2,769
Other borrowed funds		                                     130	           230
Other liabilities		                                          7 	            7
Total Liabilities		                                      4,380	         3,006
Total Shareholders' Equity		                           260,118	       226,118
Total Liabilities and Shareholders' Equity		          $264,498	      $229,124

Statements of Income for the year ended December 31:

                                         	1997	           1996	          1995
(dollars in thousands)
Dividends from bank subsidiary 	       $15,689 	      $ 11,835  	   $   9,204
Investment income	                          60 	            64	            38
Income before equity in undistrib-
  uted net income of subsidiaries      	15,749         	11,899	         9,242
Equity in undistributed net income of:
   Bank subsidiary	                     13,316	         11,949	        12,239
   Nonbank subsidiaries	                 4,349 	         4,393	         3,361
Net Income	                            $33,414	       $ 28,241	      $ 24,842

Statements of Cash Flows for the year ended December 31:

                                         	1997	           1996	          1995
(dollars in thousands)
Operating Activities
Net Income	                            $33,414	        $28,241	       $24,842
   Equity in undistributed
   net income of subsidiaries	         (19,640)	       (17,102)	      (15,602)
   Change in other assets/liabilities		                   (408)	         (445)
Total Provided by Operating
   Activities	                          13,774 	        10,731	         8,795

Investing Activities
   Distributions (to) from bank
   subsidiaries	                        (2,914)	         7,100 	          550
Total Used in Investing Activities 	    (2,914)	         7,100	           550
Financing Activities

   Dividends 	                         (14,215) 	      (10,667)	       (8,757)
   Sale (acquisition) of treasury
   stock	                                  848 	        (4,911)	         (408)
Total Used in Financing Activities	    (13,367)	       (15,578)	       (9,165)
(Decrease) increase in Cash	            (2,507)	         2,253	           180
Cash at Beginning of Year	               2,526	            273	            93
Cash at End of Year	                 $      19       	$  2,526      	$    273

Note R

Regulatory Matters
S&T is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on S&T's financial statements. Under capital guidelines and the regulatory framework for prompt corrective action, S&T must meet specific capital guidelines that involve quantitative measures of the S&T's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. S&T's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require S&T to maintain minimum amounts and ratios of Tier I and Total capital to risk-weighted assets and of Tier I capital to average assets. As of December 31, 1997 and 1996, S&T meets all capital adequacy requirements to which it is subject.

To be classified as well capitalized, S&T must maintain minimum Tier I risk-based, Total risk-based and Tier I leverage ratios as set forth in the table below:

					                                                               To Be Well
                                             			For Capital		   Capitalized Under
                                               			Adequacy		    Prompt Corrective
                                 	Actual		        Purposes		    Action Provisions
     	                        Amount	  Ratio	   Amount	 Ratio	   Amount	  Ratio
(dollars in thousands)
As of December 31, 1997:
   Total Capital	            $235,825	 18.22%	 $103,538 	8.00%	 $129,422	 10.00%
   (to Risk Weighted Assets)
   Tier I Capital	            219,594	 16.97 	   51,769 	4.00	    77,653  	6.00
   (to Risk Weighted Assets)
   Tier I Capital 	           219,594 	11.70 	   75,094	 4.00	    93,867	  5.00
   (to Average Assets)
As of December 31, 1996:
   Total Capital 	            215,699 	18.01	    95,832	 8.00	   119,790	 10.00
   (to Risk Weighted Assets)
   Tier I Capital	            200,921 	16.77 	   47,916 	4.00	    71,874	  6.00
   (to Risk Weighted Assets)
   Tier I Capital	            200,921 	11.45	    70,216	 4.00 	   87,770  	5.00
   (to Average Assets)

The most recent notification from the Federal Deposit
Insurance Corporation categorized S&T Bank as well capitalized under the regulatory framework for corrective action. At December 31, 1997, S&T Bank's Tier I and
Total capital ratios were 13.12% and 14.37%, respectively, and Tier I capital to average assets was 9.24%. At December 31, 1996, S&T Bank's Tier I and
Total capital ratios were 14.8% and 16.04%, respectively, and Tier I capital to average assets was 10.17%.

Shareholders and Board of Directors
S&T Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries (S&T) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of S&T's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 and 1995 financial statements of Peoples Bank of Unity which statements reflect total assets constituting 16.0% of the related consolidated totals as of December 31, 1996, and net interest income constituting 18.4% of the related consolidated totals for each of the years ended December 31, 1996 and 1995. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to data included for Peoples Bank of Unity, is based solely on the reports of other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of S&T Bancorp, Inc. and subsidiaries at December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/Ernst & Young LLP

Pittsburgh, Pennsylvania
January 16, 1998

Stock Prices and Dividend Information
Selected Financial Information
S&T Bancorp, Inc. and Subsidiaries

Stock Prices and Dividend Information
S&T Bancorp, Inc.'s common stock is listed on the Nasdaq National Market System (Nasdaq). The range of sales prices for the years 1997 and 1996 are as follows and are based upon information obtained from Nasdaq. As of the close of business January 19, 1998, there were 3,004 shareholders of record of S&T Bancorp, Inc. Dividends paid by S&T are provided from the Bank's dividends to S&T. In addition, the payment of dividends by the Bank to S&T is subject to the restrictions described in Note K to the Consolidated Financial Statements. The cash dividends declared shown below represent the historical per share amounts for S&T Bancorp, Inc.'s common stock.

                              	Price Range of Common Stock
1997		                                 Low	      High    		Cash Dividends Declared
Fourth Quarter	                       $38.50	   $44.50 	             $0.30
Third Quarter	                         33.25 	   38.75			             0.28
Second Quarter	                        29.50	    36.88 			            0.28
First Quarter	                         29.75	    36.75			             0.25

1996
Fourth Quarter	                       $30.00	   $31.75 			           $0.25
Third Quarter	                         29.75 	   31.50			             0.24
Second Quarter	                        29.50 	   31.00			             0.24
First Quarter	                         28.00	    30.75             			0.21

Selected Financial Data
Year Ended December 31:		        1997	      1996	     1995	      1994	    1993
(dollars in thousands,
except per share data)
Income Statement
Interest income	              $141,101	 $132,442	 $127,020	  $112,559	$107,147
Interest expense	               62,284	   58,589	   57,677	    46,643 	 44,444
Provisions for loan losses	      5,000	    5,175	    4,220 	    3,600	   3,665
Net interest income after
   provision for loan losses	   73,817	   68,678	   65,123 	   62,316	  59,038
Noninterest income	             16,441	   11,997	    9,147	     7,611	   7,136
Noninterest expense	            43,198	   42,398	   40,276	    38,679	  37,129
Income before income taxes	     47,060	   38,277	   33,994	    31,248	  29,045
Applicable income taxes 	       13,646	   10,036	    9,152	     8,276	   7,631
Net income	                   $ 33,414	$  28,241	 $ 24,842	  $ 22,972	$ 21,414

Per share data
Net income-Basic	             $   2.36	$    2.00	 $   1.74	  $   1.60	$   1.50
Net income-Diluted	               2.34 	    1.99	     1.73	      1.59	    1.49
Dividends declared	               1.11	     0.94	     0.74	      0.61	    0.50
Book value	                      18.39	    16.02	    14.99	     12.78	   11.07

Selected Financial Data
Quarterly Selected Financial Data

S&T Bancorp, Inc. and Subsidiaries
Selected Financial Data
Balance Sheet Totals (period end):
[CAPTION]

Year Ended December 31:		            1997        1996    	   1995 	      1994        1993
(dollars in thousands)
Total assets	                  $1,920,291	 $1,787,045	 $1,689,728	 $1,580,252	 $1,487,528
Securities	                       568,220	    500,061	    492,236 	   466,875	    509,960
Net loans	                      1,253,326	  1,181,407 	 1,086,317	  1,011,165	    876,961
Total deposits	                 1,284,658 	 1,270,367 	 1,216,547 	 1,142,571	  1,151,926
Securities sold under
   repurchase agreements	         170,124	    114,205	    122,794	    169,871	    127,731
Other liabilities	                205,391 	   176,355 	   136,333	     84,974	     49,681
Total shareholders' equity        260,118	    226,118	    214,054	    182,836	    158,190

Quarterly Selected Financial Data
[CAPTION]

                 	                         1997	                               1996
                       	Fourth	      Third	     Second	      First	     Fourth	    Third	     Second	      First
  	                    Quarter	    Quarter	    Quarter	    Quarter	    Quarter	  Quarter	    Quarter	    Quarter
(dollars in thousands, except per share data)
Summary of Operations
Income Statement:
Interest income	    $   36,412	 $   35,488	 $   34,808	 $   34,391	  $  33,944	 $   33,548	 $   32,730	 $   32,216
Interest expense	       16,465	     15,748	     15,034	     15,037	     15,025	     14,792	     14,384	     14,390
Provision for loan
 losses	                 1,900	        750	        800	      1,550	      1,300	      1,225	      1,600	      1,050
Net interest income
 after provision for
 loan losses	           18,047	     18,990	     18,974	     17,804	     17,619	     17,531	     16,746	     16,776
Noninterest income	      4,725	      3,224      	4,473	      4,020	      3,000	      3,231	      2,881	      2,874
Noninterest expense	    10,605	      9,991	     11,655	     10,946 	    11,184	     10,929	     10,035	     10,234
Income before income
 taxes 	                12,167 	    12,223	     11,792	     10,878	      9,435	      9,833	      9,592	      9,416
Applicable income
 taxes	                  3,456	      3,575	      3,478 	     3,137	      2,500	      2,586	      2,471	      2,479
Net income	         $    8,711	 $    8,648 	 $   8,314 	$    7,741 	$    6,935	 $    7,247 	$    7,121 	$    6,937

Per Share Data
Net income_Basic	       $ 0.62	     $ 0.61	     $ 0.59	     $ 0.55	     $ 0.49 	    $ 0.51 	    $ 0.51 	    $ 0.49
Net income_Diluted	       0.61	       0.60 	      0.58	       0.54	       0.49	       0.51	       0.50	       0.48
Dividends declared	       0.30	       0.28	       0.28	       0.25 	      0.25	       0.24	       0.24	       0.21
Book value	              18.39	      17.69	      16.89	      16.19 	     16.02	      15.47	      14.95 	     14.88

Average Balance Sheet Totals
Total assets       	$1,877,348	 $1,815,999	 $1,774,740	 $1,784,502	 $1,754,003	 $1,721,004	 $1,695,540	 $1,676,964
Securities 	           484,187	    436,882	    419,737	    449,542	    453,793	    471,898	    471,753	    456,922
Net loans	           1,241,063  	1,227,670	  1,200,365  	1,192,592	  1,160,182	  1,120,897 	 1,089,873 	 1,081,246
Total deposits	      1,286,784	  1,291,130	  1,254,535	  1,244,384	  1,250,372	  1,239,645	  1,223,706 	 1,202,593
Securities sold under
 repurchase agreements	136,540	    114,583	    127,487	    127,346	    134,260	    143,382	    136,539	    126,536
Other liabilities     	196,308	    162,738	    155,884    	179,736	    142,584	    122,253	    123,146 	   131,663
Total shareholders'
equity	                257,715	    247,548	    236,834	    232,245	    226,497	    215,725	    212,147	    216,166