Form 10-K, Exhibit 13
period 1998-12-31
S&T BANCORP INC
filed 1999-03-25
CIK 719220

Management's Discussion and Analysis of
Financial Condition and Results of Operations
S&T Bancorp, Inc. and Subsidiaries

Financial Condition

The $160.2 million growth of average earning assets in 1998 was primarily the result of an excellent lending year for S&T Bancorp, Inc. (S&T), combined with increases in the investment portfolio to maximize net interest income by taking advantage of low, short-term funding rates and investing in U.S. government agency securities. Average loan balances increased by $80.3 million during 1998 and average securities and federal funds increased $79.9 million during 1998. The bulk of funding for this loan and security growth was provided by a $57.2 million increase in average deposits, a $12.9 million increase in average earnings retained and a $105.3 million increase in average borrowings.

                                         1998     	             1997
	                                           Loan                   Loan
                                   Loan     Balance       Loan     Balance
Loan Portfolio (in millions)		     Balance	 Percentage	   Balance	 Percentage

Commercial, Mortgage and
 Industrial		                      $  760.0	    56%      	$  630.4	   50%
Residential Real Estate
 Mortgage		                           492.6	    36	          512.4	   40
Installment		                         113.3	     8	          131.0 	  10
     Total Loans		                 $1,365.9    100%       $1,273.8   100%


Lending Activity

Total loans at December 31, 1998 were $1.4 billion, a $92.1 million or 7.2% increase from December 31, 1997. Increases in average loans for 1998 and 1997 were $80.3 million and $103.5 million, respectively.

   Changes in the composition of the loan portfolio during 1998 included increases of $129.6 million of commercial loans offset by decreases of $19.8 million of residential mortgages and a $17.7 million decrease in installment loans. Composition changes include decreases from the effects of $10.9 million of 1-4 family mortgage loans and $15.2 million of commercial loans that were sold or participated in 1998.

   Commercial loans currently comprise 56% of the loan portfolio. Although commercial loans can be an area of higher risk, management believes these risks are properly managed by limiting the percentage amount of portfolio composition, a rigorous underwriting review by loan administration and the fact that many of the commercial loans are secured by real estate and are owner occupied.

   Residential mortgage lending continued to be a strategic focus for 1998 through the establishment of a centralized mortgage origination department, product redesign, secondary market activities and the utilization of commission compensated originators. Management believes that if a downturn in the local residential real estate market occurs, the impact of declining values on the residential real estate loan portfolio will be properly managed because of S&T's conservative mortgage lending policies for portfolio loans which generally require a maximum term of 20 years for fixed rate mortgages, and private mortgage insurance for loans with less than a 20% down payment. Adjustable rate mortgages with repricing terms of one, three and five years comprised 23% of the residential mortgage portfolio in 1998.

   During the fourth quarter of 1997, S&T sold $12.7 million of long-term, lower-yielding 1-4 family mortgages, acquired from the Peoples Bank of Unity (Peoples) merger, to the Federal National Mortgage Association (FNMA). S&T retained the ongoing servicing rights on the mortgages sold and will originate 1-4 family mortgages in the future to be sold to FNMA. The rationale for these sales is to mitigate interest rate risk associated with holding long-term residential mortgages in the loan portfolio, to generate fee revenue from servicing, and still maintain the primary customer relationship. During 1998, S&T sold $10.9 million of 1-4 family mortgages to FNMA. Fees and gains from mortgage servicing activities were $0.3 million in 1998. S&T will continue to sell longer-term loans to FNMA in the future on a selective basis, especially during periods of lower interest rates.

   Installment loan decreases are primarily associated with significantly lower volumes in the indirect auto loan category. During the fourth quarter of 1998, S&T exited the indirect automobile business. Pricing pressures were unusually intense in the indirect market during 1998 and 1997, and the decision was made to deploy investable funds and staff resources into other, higher yielding and lower risk earning assets. Installment loans have also decreased due to recent changes in government regulations which have significantly decreased the profit potential of guaranteed student loans. The remaining student loan portfolio of $7.0 million was sold in 1997. S&T will continue to distribute student loan applications for customer convenience, but will not fund or hold the loans.

   Loan underwriting standards for S&T are established by a formal policy administered by the S&T Bank Credit Administration Department, and subject to the periodic review and approval of the S&T Bank
Board of Directors.

PAGE 21

   Rates and terms for commercial real estate and equipment loans normally are negotiated, subject to such variables as economic conditions, marketability of collateral, credit history of the borrower and future cash flows. The loan to value policy guideline for commercial real estate loans is generally 75%.

   Residential, first lien, mortgage loan to value policy guideline is 80%. Higher loan to value loans can be approved with the appropriate private mortgage insurance coverage. Second lien positions are sometimes incurred with home equity loans, but normally only to the extent that the combined credit exposure for both first and second liens does not exceed 100% loan to value.

   A variety of unsecured and secured installment loan and credit card products are offered by S&T. However, the bulk of the consumer loan portfolio is automobile loans. Loan to value guidelines for direct loans are 90%-100% of invoice for new automobiles and 80-90% of "NADA" value for used automobiles. Loan to value policy guidelines for automobile loans purchased from dealers on a third-party basis were 90%-125% of invoice for new automobiles and 100%-125% of "Black Book" value for used automobiles. As noted previously, S&T exited the indirect automobile business in the fourth quarter of 1998 and will allow the remaining portfolio of $33.7 million to amortize through normal payments and payoffs.

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

Security Activity

Average securities increased $83.8 million in 1998 and decreased $16.0 million in 1997. The 1998 increase is due to increasing the investment portfolio to maximize net interest income by taking advantage of low, short-term funding rates and investing in U.S. government agency securities, classified as available for sale. Interest rate risk associated with this strategy is managed and monitored through S&T's Asset Liability Committee (ALCO). The 1997 decrease is attributable to utilizing funds from the maturities and sales of securities to fund loan growth and balance sheet repositioning activities following the Peoples merger.

   The largest components of the 1998 increase included $98.9 million of U.S. government agency securities, $3.4 million in other corporate securities, $3.5 million in corporate equities and $4.8 million in Federal Home Loan Bank (FHLB) stock. The FHLB stock is a membership and borrowing requirement. Offsetting these increases are decreases of $13.2 million in U.S. treasury securities, $0.2 million in mortgage-backed securities and $13.4 million in tax-exempt state and municipal securities.

   During 1998, S&T sold $20.3 million of equity securities classified as available for sale. The sales were made in order to maximize returns when market opportunities are presented. Additionally, S&T may receive an exchange of shares relative to a merger; gains and losses are recognized on shares held of acquired institutions in accordance with Emerging Issues Task Force #91-5, Nonmonetary Exchange of Cost-Method Investments (EITF 91-5). The equity securities portfolio is primarily comprised of bank holding companies, as well as preferred and utility stocks to take advantage of the dividends received deduction for corporations. During 1998, the equity portfolio yielded 10.2% on a fully taxable equivalent basis and had unrealized gains at December 31, 1998, net of nominal unrealized losses, of $55.1 million.

   S&T's policy for security classification includes U.S. treasuries, U.S. government agencies, mortgage-backed securities and marketable equity securities as available for sale. Municipal securities and other corporate debt securities are classified as held to maturity. At December 31, 1998, unrealized gains, net of nominal unrealized losses, for securities classified as available for sale were approximately $61.5 million.

Nonearning Assets

Average nonearning assets increased $5.8 million in 1998 and $2.0 million in 1997. The 1998 and 1997 increases can be primarily attributed to an increase in cash and due from and in accrued interest receivable on a higher earning asset balance. Cash and due from growth is primarily related to increased federal reserve requirements and check clearing balances resulting from demand deposit growth and higher level of cash management activities for customers.

Allowance for Loan Losses

The year-end balance in the allowance for loan losses increased to $26.7 million or 1.95% of total loans at December 31, 1998 as compared to $20.4 million or 1.60% of total loans at December 31, 1997.

PAGE 22

                                      		1998		                  1997
                                           Loan                 	   Loan
                               Allowance   Balance     Allowance    Balance
Allowance for Loan Loss        Balance    	Percentage  Balance	     Percentage
(in millions)

Commercial, Mortgage and
 Industrial		                  $16.9	        56%	        $13.5	        50%
Residential Real Estate
 Mortgage		                      1.1	        36	           0.8	        40
Installment	 	                   2.6	         8	           1.9        	10
Unallocated	 	                   6.1	         -	           4.2       	  -
 Total Allowance for Loan
 Losses		                      $26.7	       100%	        $20.4	       100%

   The adequacy of the allowance for loan losses is determined by management through evaluation of the loss potential on individual nonperforming, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience; and growth and composition of the loan portfolio, as well as other relevant factors.

   A quantitative analysis is utilized to support the adequacy of the allowance for loan losses. This analysis includes review of the high and low historical charge-off rates for loan categories, fluctuations and trends in the amount of classified loans and economic factors. Economic factors consider the level of S&T's historical charge-offs that have occurrence within the credits economic life cycle.

   Significant to this analysis is the shift in loan portfolio composition to an increased mix of commercial loans. These loans are generally larger in size and, due to our continuing growth, many are not well seasoned and could be more vulnerable to an economic slowdown. Management relies on its risk rating process to monitor trends which may be occurring relative to commercial loans to assess potential weaknesses within specific credits. Current economic factors and trends in risk ratings are considered in the determination of the allowance for loan losses.

   Net loan charge-offs totaled $4.3 million in 1998, including $2.0 million related to a floor plan loan to an automobile dealership, compared to $3.3 million in 1997. The balance of nonperforming loans, which includes nonaccrual loans past due 90 days or more, at December 31, 1998, was $2.9 million or 0.21% of total loans.
This compares to nonperforming loans of $3.6 million or 0.28% of total loans at December 31, 1997.

   Asset quality is a major corporate objective at S&T, and management believes that the total allowance for loan losses is adequate to absorb probable loan losses.

Deposits

Average total deposits increased by $57.2 million in 1998 and $39.0 million in 1997. The mix of average deposits in 1998 changed, with time deposits and money market accounts increasing $16.5 million and $31.5 million, respectively, while interest-bearing demand and savings accounts decreased $12.9 million. Noninterest-bearing deposits increased by $22.1 million or 13.7% in 1998 and were approximately 14% and 13% of total deposits during 1998 and 1997, respectively. Some of the changes can be partially explained by strategic initiatives to increase demand accounts and cash management services. In addition, a new, successful strategy for money market account pricing was implemented in order to make these accounts more competitive with money funds offered at brokerage firms. In September 1998, S&T purchased a branch in Clarion, Pa. and assumed $39.0 million of deposits.

   Management believes that the S&T deposit base is stable and that S&T has the ability to attract new deposits, mitigating a funding dependency on volatile liabilities. Special rate deposits of $100,000 and over were 7% of total deposits during 1998 and 1997, respectively, and primarily represent deposit relationships with local customers in our market area. In addition, S&T has the ability to access both public and private markets to raise long-term funding, if necessary. During 1995, S&T issued $25.0 million of retail certificates of deposit through two brokerage firms, further broadening the availability of reasonably priced funding sources. At December 31, 1998, there were $11.6 million of these brokered retail certificates of deposit outstanding.

Borrowings

Average borrowings increased $105.3 million in 1998 and were comprised of securities sold under repurchase agreements (REPOS), federal funds purchased and long-term borrowings at the FHLB. S&T defines REPOS with its retail customers as retail REPOS; wholesale REPOS are those transacted with other banks and brokerage firms with terms normally ranging from one to 14 days.

   The average balance in retail REPOS increased approximately $9.1 million for 1998 and decreased $11.3 million for 1997. The 1998 increase is primarily attributable to new REPO sweep relationships in our cash management department. S&T views retail REPOS as a relatively stable source of funds since most of these accounts are with local, long-term customers.

   Wholesale REPOS and federal funds purchased averaged $87.1 million in 1998, an increase of $34.1 million from the 1997 averages. The aforementioned increase in the investment portfolio increased the usage of wholesale REPO fundings in 1998.

   The interest rate risk of various funding strategies is managed through ALCO. During 1997, ALCO authorized three additional long-term borrowings of $11.0 million at a fixed rate and $50.0 million at an adjustable rate with the FHLB. At December 31, 1998, S&T had long-term borrowings outstanding of $60.8 million at a fixed rate and $119.6 million at an adjustable rate with the FHLB. The purpose of these borrowings was to provide matched fundings for newly originated loans, to mitigate the risk associated with volatile liabilities, to take advantage of lower cost funds through the FHLB's Community Investment Program and to fund stock buy-backs.

   Another ALCO strategy used to manage interest rate risk is the use of interest rate swaps. At December 31, 1998, S&T had notional values totaling $10.0 million in interest rate swaps. S&T pays a fixed rate of 5.3% on these instruments and receives a variable rate based upon the London Interbank Offer Rate. The purpose of these off-balance sheet arrangements is to lock-in funding costs of fixed rate loans.

Trust Assets

The year-end market value balance of the S&T Bank trust department assets, which are not accounted for as part of the assets of S&T, increased 12% in 1998 and 24% in 1997. These increases were a result of management's effort to expand the marketing of trust products and services and general increases in the debt and equity markets during the periods.

Results of Operations
Year Ended December 31, 1998

Net Income

Net income was a record $38.0 million or $1.35 per diluted earnings per share in 1998, representing a 15% increase from the $33.4 million or $1.17 per diluted earnings per share in 1997. The return on average assets increased to 1.90% for 1998, as compared to 1.84% for 1997. The return on average equity increased to 14.80% for 1998, compared to 13.71% for 1997. Increases to the net interest margin and other revenue contributed significantly to this enhanced earnings performance.

Net Interest Income

On a fully taxable equivalent basis, net interest income increased $3.2 million or 4% for 1998 compared to 1997. The net yield on interest-earning assets decreased to 4.61% in 1998 as compared to 4.85% in 1997. The decline in the net yield on interest-earning assets during 1998 was primarily attributed to the balance sheet growth with securities, as well as the Modified Dutch Tender Offer earlier this year that repurchased approximately 880,000 shares of S&T common stock. Net interest income was positively affected by $160.2 million or a 9% increase in average earning assets.

   In 1998, average loans increased $80.3 million and average securities increased $83.8 million, comprising most of the earning asset growth. The yields on average loans increased by seven basis points and the yields on average securities declined 30 basis points.

   Average interest-bearing deposits provided $57.2 million of the funds for the growth in average earning assets, at a cost of 4.34% in 1998 as compared to 4.33% in 1997.

   Average increases of $106.7 million in REPOS and other borrowed funds provided additional funding. The cost of these funds decreased 15 basis points during 1998. During 1998, more longer-term borrowings were utilized in order to mitigate interest rate risk.

   Also positively affecting net interest income was a $19.8 million increase to average net free funds. Average net free funds are the excess of demand deposits, other noninterest-bearing liabilities and shareholders' equity over nonearning assets.

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

Provision for Loan Losses

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $10.6 million for 1998 compared to $5.0 million in 1997. The provision expense and the adequacy of the allowance for loan losses is determined based upon management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio. Also affecting the amount of provision expense is loan growth, portfolio composition and trends within risk ratings.

   Credit quality statistics are an important factor in determining the amount of provision expense. Net loan charge-offs totaled
$4.3 million for 1998 compared to $3.3 million for 1997. Included in the charge-offs for 1998 is $2.0 million related to a floor plan loan to one automobile dealership. Nonperforming loans to total loans decreased to 0.21% at December 31, 1998.

   Also affecting the amount of provision expense is loan growth and portfolio composition. Most of the loan growth in 1998 is attributable to larger-sized commercial loans.

Noninterest Income

Noninterest income increased $8.0 million or 49% in 1998 compared to 1997. Increases included $0.5 million or 15% in trust income, $0.9 million or 21% in service charges and fees, a $1.3 million or 40% increase in other income and a $5.3 million or 97% increase in security gains.

   The increase in trust income was attributable to bank-wide incentive programs and expanded marketing efforts designed to develop new trust business and to develop new relationships within the Allegheny County market.

   The increase in service charges on deposit accounts was primarily the result of management's continual effort to implement reasonable fees for services performed and to manage closely the collection of these fees, as well as the implementation of foreign ATM convenience fees in the fourth quarter of 1997.

   The increase in other income was a result of increased performance for brokerage and insurance commissions, letters of credit fees, covered calls, debit card commissions, and mortgage servicing income, as well as $0.4 million of nonrecurring gains recognized from oil and gas producing properties that were sold during the third quarter of 1998. These areas were the focus of several 1998 strategic initiatives and product enhancements implemented in order to expand this source of revenue.

   S&T recognized $10.7 million of gains on equity securities during 1998. Gains of $5.2 million were the result of EITF 91-5. This accounting pronouncement requires the mark to market of equity securities when an acquisition of the company in which securities are owned occurs. EITF 91-5 gains recognized included $2.6 million from the First Union/Corestates merger, $0.4 million from the CFX/Peoples Heritage merger and $2.2 million from the First Commonwealth/Southwest merger. The remaining security gains were primarily attributable to the sale of equity securities in order to maximize returns by taking advantage of market opportunities when presented.

Noninterest Expense

Noninterest expense decreased $1.2 million or 3% in 1998 compared to 1997. The decrease is primarily attributable to $2.2 million of merger-related and other nonrecurring expenses associated with the acquisition of Peoples during 1997. Merger-related and other nonrecurring expenses included costs for severance and early retirement programs, the write-off and conversion of data processing systems, as well as legal, accounting and investment banker expenses. Other expenses of $0.9 million were provided for during 1998 and included $0.2 million of consulting fees for the redesigning of retail loan delivery services, $0.3 million for Year 2000 project costs and $0.3 million of costs associated with the conversion of data processing systems for a branch purchase.

   Recurring expenses were relatively flat during 1998 as compared to 1997 and reflect normal activity increases. Severance and early retirement programs were implemented in May 1997 in order to eliminate duplicate positions following post-merger restructuring and consolidation of operations. Average full-time equivalent staff decreased from 665 to 659 in 1998. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 42% and 44% in 1998 and 1997, respectively.

Federal Income Taxes

Federal income tax expense increased $2.6 million to $16.2 million in 1998 as a result of higher pretax income in 1998. The 1998 effective tax rate of 30% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated with Low Income Housing Tax Credit (LIHTC) projects. S&T currently does not incur any alternative minimum tax.

Results of Operations
Year Ended December 31, 1997

Net Income

Net income was a record $33.4 million or $1.17 per diluted earnings per share in 1997, representing a 17% increase from the $28.2 million or $1.00 per diluted earnings per share in 1996. The return on average assets increased to 1.84% for 1997, as compared to 1.65% for 1996. The return on average equity increased to 13.71% for 1997, compared to 13.01% for 1996. Increases to the net interest margin and other revenue contributed significantly to this enhanced earnings performance.

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

   Average interest-bearing deposits provided $39.0 million of the funds for the growth in average loans, at a cost of 4.33%, relatively unchanged from 1996. The cost of REPOS and other borrowed funds increased 12 basis points during 1997. During
1997, more longer-term borrowings were utilized in order to mitigate interest rate risk.

   Also positively affecting net interest income was a $33.1 million increase to average net free funds. Average net free funds are the excess of demand deposits, other noninterest-bearing liabilities and shareholders' equity over nonearning assets.

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

   The increase in trust income was attributable to bank-wide incentive programs and expanded marketing efforts designed to develop new trust business and to develop new relationships within the Allegheny County market. The increase in service charges on deposit accounts was primarily the result of management's continual effort to implement reasonable fees for services performed and to manage closely the collection of these fees, as well as the implementation of foreign ATM convenience fees in the fourth quarter of 1997. The increase in other income was a result of increased performance for brokerage activities, letters of credit and fees on covered call options. These areas were the focus of several 1997 strategic initiatives and product enhancements implemented in order to expand this source of revenue.

   Security and nonrecurring gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented. Also included is $0.5 million of gains related to the donation of appreciated equity securities to the S&T Charitable Foundation. Nonrecurring gains included $0.3 million of gains from student loan and residential mortgage loan sales.

Noninterest Expense

Noninterest expense increased $0.8 million or 2% in 1997 compared to 1996. The increase is primarily attributable to increased employment, occupancy, data processing and other expenses associated with the acquisition of Peoples during the second quarter of 1997, offset by higher Federal Deposit Insurance Corporation (FDIC) insurance expense in 1996 relating to the one-time surcharge on any financial institution holding Savings Association Insurance Fund (SAIF) deposits. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 44% and 48% in 1997 and 1996, respectively.

   Staff expense increased 5% or $1.1 million in 1997. The increase resulted from normal merit increases, and costs for severance and early retirement programs related to the acquisition of Peoples that eliminated duplicate positions. Average full-time equivalent staff decreased from 677 to 665 in 1997. Severance and early retirement programs were implemented in May 1997.

   Occupancy and equipment expense, data processing and other expenses increased 4% or $0.7 million in 1997 as compared to 1996. The increase is primarily attributable to a $0.8 million funding of S&T's Charitable Foundation, and to accounting, professional consulting and legal fees related to the acquisition of Peoples, offset by reduced FDIC insurance costs. The donation to the S&T Charitable Foundation will allow S&T to fund community contributions well into the future and help control future costs. Expense increases to occupancy, equipment, marketing and data processing include merger costs. Recurring costs and other charges were not significant and reflect normal activity increases, organization expansion and fee increases from vendors. Offsetting these costs was a $0.3 million reduction of goodwill amortization relating to a 1991 branch acquisition.

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

Federal Income Taxes

Federal income tax expense increased $3.6 million to $13.6 million in 1997 as a result of higher pretax income in 1997 and nondeductible merger related expenses. The 1997 effective tax rate of 29% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated with LIHTC projects. S&T currently does not incur any alternative minimum tax.

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

   The principal sources of asset liquidity are cash and due from banks, interest-earning deposits with banks, federal funds, investment securities that mature in one year or less and the market value of securities available for sale. At December 31, 1998, the total of such assets was approximately $671.0 million or 32% of consolidated assets. However, liability liquidity is much more difficult to quantify, but is further enhanced by a stable core deposit base, access to credit lines at other financial institutions and S&T's ability to renew maturing deposits. Certificates of deposit in denominations of $100,000 or more represented 7% of deposits at December 31, 1998 and were outstanding primarily to local customers. S&T's ability to attract deposits and borrowed funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

   Beyond the issue of having sufficient sources to fund unexpected credit demands or deposit withdrawals, liquidity management also is an important factor in monitoring and managing interest rate sensitivity issues through ALCO. Through forecast and simulation models, ALCO is also able to project future funding needs and develop strategies for acquiring funds at a reasonable cost.

   ALCO uses a variety of measurements to monitor the liquidity position of S&T. These include liquidity gap, net alternative funding resources, net loans to assets, net loans to deposits, volatile liabilities and liquidity ratio. As of December 31, 1998, all of these measurements were in compliance with ALCO policy limitations.

   Because the assets and liabilities of S&T are primarily monetary in nature, the presentation and analysis of cash flows in formats prescribed by Financial Accounting Standards Board Statement No.
95 "Statement of Cash Flows" (Statement No. 95), are less meaningful for managing bank liquidity than for other non-financial companies. Funds are typically provided from current earnings, maturity and sales of securities available for sale, loan repayments, deposits and borrowings. The primary uses of funds include new loans, repayment of borrowings, the purchase of securities and dividends to shareholders. The level and mix of sources and uses of funds are constantly monitored and adjusted by ALCO in order to maintain credit, liquidity and interest rate risks within prescribed policy guidelines while maximizing earnings.

   ALCO monitors and manages interest rate sensitivity through gap, simulation and duration analyses in order to avoid unacceptable earnings fluctuations due to interest rate changes. S&T's gap model includes certain management assumptions based upon past experience and the expected behavior of customers during various interest rate scenarios. The assumptions include principal prepayments for mortgages, installment loans and mortgage-backed securities and classifying the demand, savings and money market balances by degree of interest rate sensitivity. Utilizing the above assumptions results in ratios of interest rate sensitive assets to interest rate sensitive liabilities for the six-month and 12-month intervals ended December 31, 1998 of 1.00% and 1.07%, respectively. Assuming immediate repricings for interest-bearing demand, savings and money market accounts, these ratios would be 0.72% and 0.85%, respectively.

   In addition to the gap analysis, S&T performs an earnings sensitivity analysis to identify more dynamic interest rate risk exposures. The earnings simulation model is used to estimate the effect that specific interest rate changes would have on 12 months of net interest income. Derivative financial instruments are included in this exercise. The model incorporates management assumptions regarding the level of interest rate or balance changes on indeterminate maturity deposit products (savings, money market, NOW and demand deposits) for a given level of market rate changes. These assumptions have been developed through a combination of historical analysis and future expected customer behavior. Interest rate caps and floors on all products are included to the extent that they become effective in the 12-month simulation period. Additionally, changes in prepayment behavior of the residential mortgage portfolio in each rate environment are captured using management estimates. Finally, the impact of planned growth and anticipated new business activities is factored into the simulation model.

   S&T's policy objective is to limit the change in net interest income to 3% from an immediate and sustained parallel change in interest rates of 200 basis points. As of December 31, 1998 and 1997, respectively, S&T had the following estimated earnings sensitivity profile:

	                                             Immediate
	                                          Change in Rates
(in millions)	                           +200bp 	      -200bp
1998 Pretax earnings change	             $(2.1)	       $0.2
1997 Pretax earnings change	               1.2	        (0.8)

   Results of the gradual simulation model, showing changes from current rates by 200 basis points over a 12-month period as of December 31, 1998 and 1997, respectively, are presented below.

	                                              Gradual
	                                          Change in Rates
(in millions)	                           +200bp 	      -200bp
1998 Pretax earnings change	             $(1.3)	       $(0.9)
1997 Pretax earnings change	               0.5	          0.2


Capital Resources

Shareholders' equity increased $0.5 million at December 31, 1998 compared to December 31, 1997. The primary source of equity growth for S&T is earnings retention. Hence, capital growth is a function of net income less dividends paid to shareholders and treasury stock activities.

   Net income was $38.0 million and dividends declared to shareholders were $18.3 million for 1998. S&T paid 46% of 1998 net income in dividends, equating to an annual dividend rate of $0.66 per share. The slight increase in capital is attributable to the conclusion of the Modified Dutch Auction in which S&T repurchased approximately 880,000 shares of its common stock. During 1998, S&T repurchased an additional 238,000 shares of its common stock. An authorization to buy back up to 1,000,000 additional shares in 1999 was authorized by the S&T Board of Directors. Also affecting capital was a decrease of $0.6 million in unrealized gains on securities available for sale.

   On September 21, 1998, the Board of Directors of S&T approved a two-for-one common stock split which was distributed in the form of a 100% stock dividend.

The new shares were distributed on October 30, 1998 to shareholders of record on October 15, 1998. The split increased the number of shares outstanding to 27,578,220.

   The book values of S&T's common stock increased 2% from $9.20 at December 31, 1997 to $9.38 at December 31, 1998, primarily due to the increase in shareholders' equity from retained earnings, offset by the slight decrease in unrealized holding gains on securities available for sale and by the aforementioned Modified Dutch Auction.

   S&T continues to maintain a strong capital position with a leverage ratio of 10.7% as compared to the 1998 minimum regulatory guideline of 3%. S&T's risk-based capital Tier 1 and Total ratios were 14.2% and 17.1%, respectively, at December 31, 1998, which places S&T well above the Federal Reserve Board's risk-based capital guidelines of 4% and 8% for Tier 1 and Total, respectively. Included in the total ratio is 45% of the pretax unrealized holding gains on available for sale equity securities as prescribed by banking regulations effective October 1, 1998. In addition, management believes that S&T has the ability to raise additional capital if necessary. S&T sponsored an ESOP. The ESOP shares were allocated to employees as part of S&T's contributions to its employee thrift and profit sharing plans. At December 31, 1998, the remaining unallocated shares held by the ESOP were allocated to employees as prescribed by the plan.

   In April 1993, shareholders approved the S&T Incentive Stock Plan authorizing the issuance of a maximum of 1,200,000 shares of S&T's common stock in order to assist in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the shareholders of S&T. On October 17, 1994, the Stock Plan was amended to include outside directors. On April 21, 1997, shareholders approved an amendment to the plan increasing the number of authorized shares to 3,200,000. As of December 31, 1998,
1,869,822 nonstatutory stock options had been granted to key employees and outside directors; 945,772 of these options are currently exercisable.

Year 2000

The Year 2000 Issue is the result of computer programs having been written using two digits rather than four to define the applicable year. Any of S&T's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

   Based on recent assessments, S&T determined that it will be required to modify or replace some portions of hardware and software so that those systems will properly utilize dates beyond December 31, 1999. S&T presently believes that with modifications and replacement of existing hardware and software, the Year 2000 Issue can be mitigated. However, if such modifications and replacements are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of S&T.

   S&T's plan to resolve the Year 2000 Issue involves four phases: assessment, remediation, testing and implementation. In June
1997, S&T management formed a task force (Y2K Task Force) to evaluate the process of preparing its computer systems and applications for the Year 2000. This process involves modifying or replacing certain hardware and software maintained by S&T, as well as communicating with external service providers and customers to ensure that they are taking the appropriate action to remedy their Year 2000 issues. To date, the Y2K Task Force has completed its assessment of the Year 2000 Issue with internal systems and third-party vendors. Assessment of the effect of the Year 2000 Issue on commercial business customers is still being evaluated.

   Significant to S&T's data processing abilities are the services provided by M&I Data Services (M&I) and Sungard Trust Services (Sungard) which provide the majority of computer services for S&T customer accounts and transactions. M&I and Sungard are also currently involved in a similar Year 2000 assessment and remediation. S&T converted to both M&I's and Sungard's Year 2000 compliant software systems in the fourth quarter of 1998.

   All internal data processing systems are in the process of being tested for Year 2000 compliance. The testing also includes validations of third-party software/hardware vendors that have provided assurance or certifications of compliance. To date, 95% of the testing for critical systems has been completed and software/hardware replacements have been scheduled where problems have been identified. The testing is expected to be completed in the first quarter of 1999; the remediation of critical internal systems was completed by December 31, 1998.

   The effect of Year 2000 on the businesses of commercial customers is unknown and is currently being evaluated as part of this risk assessment process. The assessment identified 31 high-risk commercial customers as being significant to S&T's future financial performance. Each of these significant business customers are being called upon and interviewed to determine their respective company's awareness and preparedness for the Year 2000 Issue. Results of these interviews are reported to the S&T Senior Loan Committee and credit administration so that remedial action can be taken when appropriate. Communications to all commercial customers via mail and calling officers has been ongoing to ensure effective planning to meet the Year 2000 compliance requirements.

   Management and the Y2K Task Force have completed substantially all of the critical systems and application changes by the end of 1998 and believe that its level of preparedness is appropriate.
S&T has also developed contingency plans for mission critical systems or applications which are either internal systems or services provided by external sources. These plans involve altern-ative processing plans in the event of system or application failure. S&T expects to finalize these contingency plans during the first quarter of 1999. S&T has estimated the total cost of the project to be $0.3 million and is not expected to materially impact future operations. Purchased hardware and software will be capitalized in accordance with normal policy. Personnel and all other costs related to the project will be expensed as incurred. The Y2K Task Force reports to the S&T Board of Directors each quarter.

Regulatory Matters

S&T and S&T Bank are subject to periodic examinations by one or more of the various regulatory agencies. During 1998, an examination was conducted by the Pennsylvania Department of Banking. This examination included, but was not limited to, procedures designed to review lending practices, credit quality, liquidity, operations and capital adequacy of S&T and its subsidiaries. No comments were received from the Pennsylvania Department of Banking which would have a material effect on S&T's liquidity, capital resources or operations. S&T's current capital position and results of regulatory examination allow it to pay the lowest possible rate for FDIC deposit insurance.

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

Consolidated Balance Sheets
S&T Bancorp, Inc. and Subsidiaries

December 31     	                                    1998	              1997
(dollars in thousands, except per share data)
Assets

Cash and due from banks		                        $    48,736	     $    35,951
Interest-earning deposits with banks		                    53		            102
Federal funds sold	                                   19,300             		-
Securities:
   Available for sale                                565,141        		521,117
   Held to maturity (market value $27,161
      in 1998 and $48,101 in 1997)		                  26,345		         47,103
Total Securities		                                   591,486	        	568,220

Loans, net of allowance for loan losses
   of $26,677 in 1998 and $20,427 in 1997		        1,339,232		      1,253,326
Premises and equipment		                              20,932		         20,613
Other assets                                       	 	49,872         		42,079
Total Assets		                                    $2,069,611		     $1,920,291

Liabilities

Deposits:
   Noninterest-bearing                          		$  215,659	      $  165,727
   Interest-bearing		                              1,164,404		      1,118,931
Total Deposits 		                                  1,380,063		      1,284,658

Securities sold under repurchase agreements		        138,825		        170,124
Federal funds purchased		                                  -		          9,325
Long-term borrowings		                               240,068		        144,218
Other liabilities		                                   51,018		         51,848
Total Liabilities		                                1,809,974		      1,660,173

Shareholders' Equity

Preferred stock, without par value, 10,000,000
   shares authorized and none outstanding		                -		              -
Common stock ($2.50 par value)
   Authorized-50,000,000 shares in 1998 and
    25,000,000 in 1997
   Issued-29,714,038 shares in 1998 and
    14,857,019 in 1997 		                             74,285		         37,142
Additional paid-in capital		                          21,234	         	19,369
Retained earnings		                                  158,274        		175,707
Accumulated other comprehensive income		              39,961         		40,524
Treasury stock (2,038,459 shares in 1998
   and 1,431,728 shares in 1997, at cost)		          (34,117)	       	(12,494)
Deferred compensation		                                    -		           (130)
Total Shareholders' Equity		                         259,637	        	260,118
Total Liabilities and Shareholders' Equity		      $2,069,611		     $1,920,291

See Notes to Consolidated Financial Statements

Consolidated Statements of Income
S&T Bancorp, Inc. and Subsidiaries

Year Ended December 31	                         1998	        1997	       1996
(dollars in thousands, except per share data)

Interest Income
Loans, including fees	                       $115,081	    $108,891	   $ 99,493
Deposits with banks	                                6	           8	          5
Federal funds sold	                               308         	523	        330
Investment securities:
   Taxable	                                    29,984	      25,421     	26,349
   Tax-exempt	                                  1,557	       2,250	      2,834
   Dividends	                                   4,502	       4,008	      3,431
Total Interest Income	                        151,438	     141,101	    132,442

Interest Expense

Deposits	                                      49,570	      47,966	     46,125
Securities sold under repurchase agreements	    8,968 	      6,602 	     7,006
Federal funds purchased	                          383         	472	        319
Long-term borrowings	                          10,226	       7,227	      5,071
Other borrowed funds	                               9          	17	         68
Total Interest Expense	                        69,156      	62,284	     58,589

Net Interest Income	                           82,282	      78,817	     73,853
Provision for Loan Losses	                     10,550	       5,000      	5,175
Net Interest Income After Provision
   for Loan Losses	                            71,732	      73,817	     68,678

Noninterest Income

Service charges on deposit accounts	            5,548	       4,603	      4,039
Trust fees	                                     3,661	       3,181	      2,839
Security gains, net	                           10,722	       5,446	      2,227
Other	                                          4,487	       3,211	      2,892
Total Noninterest Income	                      24,418      	16,441	     11,997

Noninterest Expense

Salaries and employee benefits	                22,086	      22,816	     21,763
Occupancy, net	                                 2,759	       2,583	      2,886
Furniture and equipment	                        2,688	       3,170	      2,447
Other taxes	                                    1,456	       1,320 	     1,201
Data processing	                                2,411	       2,154 	     1,955
Amortization of intangibles	                      112	           -	        314
FDIC assessment                                  	228	         240 	     1,199
Other	                                         10,248	      10,915     	10,633
Total Noninterest Expense	                     41,988	      43,198	     42,398
Income Before Income Taxes	                    54,162	      47,060	     38,277
Applicable Income Taxes	                       16,199	      13,646     	10,036
Net Income	                                  $ 37,963    	$ 33,414	  $  28,241

Per Common Share:1

   Net Income-Basic	                       $    1.37	    $    1.18 	$     1.00
   Net Income-Diluted                           1.35	         1.17       	1.00
   Dividends Declared	                          0.66	         0.56	       0.47

1 Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity
S&T Bancorp, Inc. and Subsidiaries


                                                           					Accumulated
		                                                                    Other
			                                              Additional		       Compre-
                           	Comprehensive	 Common	  Paid-In	Retained	 nsive 	Treasury	Deferred
	                                  Income	  Stock	  Capital	Earnings Income   Stock   Compensation
(dollars in thousands, except per share data)
Balance at January 1, 1996	        $      -	$37,142	$18,120	$141,576	$24,738	 $(7,182)	$(340)

Comprehensive Income:
Net income for 1996	                 28,241			                28,241
Other comprehensive income,
   net of tax Unrealized gains
   on securities of $1,823 net
   of reclassification adjustment
   for gains included in net
   income of $1,364                     459                         				459
Cash dividends declared
   ($0.47 per share)1				                                   (11,835)
Treasury stock acquired
   (257,525 shares)					                                                	      (7,287)
Treasury stock sold
   (89,614 shares)                                  			924			                   1,452
Deferred ESOP benefits expense							                                                   110
Comprehensive Income	                28,700
Balance at December 31, 1996		              $37,142	$19,044 $157,982 $25,197 $(13,017)$(230)

Comprehensive Income:
Net income for 1997	                 33,414			                33,414
Other comprehensive income,
   net of tax Unrealized
   gains on securities of
   $23,712 net of reclassification
   adjustment for gains included in
   net income of $8,385	             15,327				                      15,327
Cash dividends declared
   ($0.56 per share)1                                      		(15,689)
Treasury stock acquired
   (138 shares)						                                                              (5)
Treasury stock sold
   (30,277 shares)			                                  325			                      528
Deferred ESOP benefits expense							                                                   100
Comprehensive Income      	          48,741
Balance at December 31, 1997	 	             $37,142	$19,369	$175,707	$40,524	$(12,494)$(130)

Comprehensive Income:
Net income for 1998                 	37,963		                 37,963
Other comprehensive income,
   net of tax Unrealized
   gains on securities of
   $6,718 net of reclassification
   adjustment for gains included in
   net income of $7,281	              (563)			                         (563)
Cash dividends declared
   ($0.66 per share)1				                                   (18,253)
Treasury stock acquired
   (1,117,036 shares)		                                                      (27,975)
Treasury stock sold
   (510,305 shares)        			                        (802)                    6,352
Tax Deductibility/Options			                         2,667
Deferred ESOP benefits expense							                                                     130
Transfer to reflect two-for-one
    stock split		                           37,143 	       (37,143)
Comprehensive Income	              $37,400
Balance at December 31, 1998    		         $74,285	$21,234	$158,274	$39,961	$(34,117)	$    -

1 Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

Year Ended December 31	                                   1998	   1997	   1996
(dollars in thousands)
Operating Activities

Net Income	                                        $37,963  	$33,414   $28,241
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Provision for loan losses	                    10,550   	 5,000	    5,175
      Provision for depreciation and amortization    2,158     2,163   	 2,445
      Net amortization of investment security premiums	609       675	      543
      Net accretion of loan and deposit discounts	       -         -   	  (343)
      Deferred income taxes	                          (821)   	 (756)   	 (613)
      Securities gains, net	                       (10,722)   (5,446)   (2,227)
      Decrease (increase) in interest receivable	      157  	 (1,601)     	449
     (Decrease) increase in interest payable	         (139)  	   395  	   (271)
      Decrease (increase) in other assets	             790  	    819  	   (458)
     (Decrease) increase in other liabilities	      (2,214)  	   531  	  3,170
Net Cash Provided by Operating Activities	          38,331   	35,194   	36,111

Investing Activities

Net decrease (increase) in interest-earning
   deposits with banks	                                 49  	      7	      (58)
Net (increase) decrease in federal funds sold	     (19,300)  	 6,465	      875
Proceeds from maturities of investment securities   20,772	    3,146	   11,361
Proceeds from maturities of securities available
  for sale 	                                       192,105  	127,344 	  90,214
Proceeds from sales of securities available for
  sale	                                             96,233  	 77,826	   40,855
Purchases of investment securities	                      -    	    -  	 (4,231)
Purchases of securities available for sale	       (323,130)	(248,077)	(148,259)
Net increase in loans	                             (96,456)	 (76,919) 	(99,741)
Purchases of premises and equipment	                (1,933)	  (2,042)	  (3,020)
Other, net	                                            215	     (696)	     303
Net cash acquired in branch acquisition	            31,604        	-	        -
Net Cash Used in Investing Activities	             (99,841)	(112,946)	(111,701)

Financing Activities

Net increase in demand, NOW and savings deposits	   81,553	    9,105	   23,761
Net (decrease) increase in certificates of deposit	(25,213)	   5,186	   30,060
Net (decrease) increase in federal funds purchased	 (9,325)	   8,550	      450
Net (decrease) increase in repurchase agreements	  (31,299)	  55,919 	  (8,589)
Decrease in obligation under capital lease	              -	        -	     (294)
Proceeds from FHLB long-term borrowings	           120,850	   68,600	   55,000
Repayments from FHLB long-term borrowings	         (25,000)	 (61,000) 	(14,987)
Acquisition of treasury stock	                     (27,975)	      (5)	  (7,287)
Sale of treasury stock	                              8,219	      853	    2,376
Cash dividends paid to shareholders	               (17,515)	 (14,215) 	(10,667)
Net Cash Provided by Financing Activities	          74,295	   72,993	   69,823

Increase (decrease) in Cash and Cash Equivalents	   12,785	   (4,759)  	(5,767)
Cash and Cash Equivalents at Beginning of Year	     35,951	   40,710 	  46,477
Cash and Cash Equivalents at End of Year	        $  48,736	$  35,951	$  40,710

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

Principles of Consolidation

The consolidated financial statements include the accounts of S&T and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The investment in the subsidiaries is carried at S&T's equity in the underlying net assets. The 1996 financial information has been restated to reflect the merger of Peoples Bank of Unity on May 2, 1997.

Securities

Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and S&T has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and are stated at cost adjusted for amortization of premiums and accretion of discounts. All obligations of states and political subdivisions and corporate securities are classified in this category. Securities to be held for indefinite periods of time are classified as available for sale and are recorded at market value. All U.S. treasury securities, U.S.
government corporations and agencies, mortgage-backed securities, and marketable equity securities are classified in this category.
Gains or losses on the disposition of securities are based on the specific identification method. S&T does not engage in any securities trading activity.

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

   The allowance for loan losses is established through provisions for loan losses charged against income. Loans considered to be uncollectible are charged against the allowance, and recoveries, if any, are credited to the allowance. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors.

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

Earnings Per Share

Financial Accounting Standards Board Statement No. 128, "Earnings
Per Share" (Statement No. 128), was effective in 1997 and provides a simpler calculation called basic Earnings Per Share
(EPS) which replaces primary EPS under APB Opinion 15. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Options, warrants and other potentially dilutive securities are excluded from the basic calculation, but are included in diluted EPS. All prior periods have been restated and recorded in accordance with Statement No. 128.

   Average shares outstanding for computing basic EPS were 27,762,801, 28,263,036 and 28,217,234 for 1998, 1997 and 1996,
respectively. Average shares outstanding for computing dilutive
EPS were 28,055,142, 28,618,364 and 28,440,844 for 1998, 1997 and
1996, respectively. In computing dilutive EPS, average shares outstanding have been increased by the common stock equivalents relating to S&T's available stock options.

Per Share Amounts

Prior years net income and dividends per share amounts have been restated to reflect the two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.

Cash Flow Information

S&T considers cash and due from banks as cash and cash equivalents. For the years ended December 31, 1998, 1997 and 1996, cash paid for interest was $69,295,000, $60,825,000 and
$58,860,000, respectively. Cash paid during 1998 for income taxes was $15,567,000 compared to $14,190,000 for 1997 and $11,014,000 for 1996.

Comprehensive Income

Financial Accounting Standards Board Statement No. 130,
"Accounting for Comprehensive Income" (Statement No. 130), was adopted by S&T in 1998. Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components. The adoption of this Statement had no impact on S&T's net income or shareholders' equity. Statement No. 130 requires unrealized gains or losses on S&T's available for sale securities, which prior to adoption were reported separately in shareholders' equity, to be included in comprehensive income.
Prior period financial statements have been reclassified to conform to the requirements of Statement No. 130. During the years ending December 31, 1998, 1997 and 1996, comprehensive income amounted to $37,400,000, $48,741,000 and $28,700,000, respectively.

Mortgage Loan Servicing

Mortgage servicing assets are recognized as separate assets when servicing rights are acquired through purchase or loan originations, when there is a definitive plan to sell the underlying loan. Capitalized mortgage servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans.
Capitalized mortgage servicing rights are evaluated for impairment based on the fair value of those rights. In 1998 and 1997, $10.9 million and $12.7 million, respectively, of 1-4 family mortgage loans were sold to the Federal National Mortgage
Association (FNMA), and $302,000 and $187,000, respectively, of mortgage servicing rights were capitalized and recorded in other assets.

Reclassification

Amounts in prior years have been reclassed to conform to presentation in 1998. The reclassification had no effect on S&T's financial condition or results of operations.

New Accounting Pronouncements

Financial Accounting Standards Board Statement No. 131,
"Disclosures about Segments of an Enterprise and Related
Information" (Statement No. 131), is effective in 1998 and requires public companies to disclose certain information about reportable operating segments in complete sets of financial statements of the enterprise. Statement No. 131 does not materially affect S&T's financial position or results of operations as S&T management views the bank as one segment of business which is community banking.

   Financial Accounting Standards Board Statement No. 132,
"Employers' Disclosures about Pensions and Other Postretirement
Benefits" (Statement No. 132), is effective in 1998 and standardizes the disclosure requirements for pensions and other postretirement benefits. Statement No. 132 had no impact on S&T's financial position or results of operations.
Financial Accounting Standards Board Statement No. 133,
"Accounting for Derivative Instruments and Hedging Activities"
(Statement No. 133), is effective in 1999 and requires measuring and recording the change in fair value of hedging activities. S&T is currently in the process of evaluating the impact of Statement
No. 133. Statement No. 133 is not expected to materially affect
S&T's financial position or results of operations.

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

Deposits

The fair values disclosed for demand deposits (e.g., noninterest and interest-bearing demand, money market and savings accounts) are, by definition, equal to the amount payable on demand. The carrying amounts for variable-rate, fixed-term certificates of deposit and other time deposits approximate their fair value at year-end. Fair values for fixed-rate certificates of deposit and other time deposits are based on the discounted value of contractual cash flows, using interest rates currently being offered for deposits of similar remaining maturities.

Short-Term Borrowings and
Other Borrowed Funds

The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other borrowings approximate their fair values.

Long-Term Borrowings

The fair values disclosed for long-term borrowings are estimated using current interest rates for long-term borrowings of similar remaining maturities.

Loan Commitments and
Standby Letters of Credit

Estimates of the fair value of these off-balance sheet items were not made because of the short term of these arrangements and the credit standing of the counterparties. Also, unfunded loan commitments relate principally to variable rate commercial loans, and fees are not normally assessed on these balances.

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


   The following table indicates the estimated fair value of S&T's financial instruments as of December 31:
	                                         1998	                   1997
		                                Estimated	 Carrying	   Estimated	  Carrying
		                                Fair Value	   Value	   Fair Value 	   Value
(dollars in thousands)
Assets

   Cash		                         $   48,789 	$   48,789	$   36,053	$   36,053
   Federal funds sold		               19,300	     19,300	         -	         -
   Securities:
      Available for sale		           565,141	    565,141	   521,117	   521,117
      Held to maturity		              27,161     	26,345    	48,101    	47,103
   Loans		                         1,382,029  	1,365,909 	1,279,802 	1,273,753

Liabilities

   Deposits	                     	$1,388,634 	$1,380,063	$1,287,497	$1,284,658
   Securities sold under
      repurchase agreements        		138,825    	138,825   	170,126   	170,124
   Federal funds purchased		               -	          -     	9,325     	9,325
   Long-term borrowings	            	246,397	    240,068   	145,049   	144,218
   Other borrowed funds		                  -	          -	       130	       130

Off-Balance Sheet
   Interest rate swaps		          $      (33)	$        - $      192 	$       -


Note C
Derivative Financial Instruments

S&T does not extensively use derivative financial instruments.
The only type of instrument that S&T utilizes is interest rate swaps.

   S&T has one interest rate swap at a notional value totaling $10.0 million, paying a fixed-rate and receiving a variable-rate. The purpose of this transaction was to provide matched, fixed-rate funding for newly originated loans, and to mitigate the risk associated with volatile liability funding. The effective rate of the swap was 5.37% at December 31, 1998. Interest rate swaps are not reported in the consolidated balance sheets. Differences between interest received and interest paid are reported as a component of borrowing expense in the consolidated income statement.

Note D
Restrictions on Cash and Due from Bank Accounts

The Board of Governors of the Federal Reserve Bank impose certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank.
Required reserves averaged $16,988,000 during 1998.

Note E
Securities

The following table indicates the composition of the securities portfolio at December 31:

		                                                 Available for Sale
                                                  			Gross	   Gross
		                                      Amortized	Unrealized	Unrealized	Market
1998		                                      Cost	    Gains	   Losses	   Value
(dollars in thousands)
Obligations of U.S. government
   corporations and agencies		          $353,393 	$  4,035	  $ (11)	  $357,417
Mortgage-backed securities 		              8,410 	     305    		         8,715
U.S. treasury securities		                26,374 	   1,578            		27,952
Corporate securities		                    35,902 	     454  	   (3)	    36,353
Debt securities available for sale		     424,079 	   6,372  	  (14)	   430,437
Marketable equity securities		            60,411 	  55,597	   (476)	   115,532
Other securities		                        19,172     			                19,172
Total		                                 $503,662 	 $61,969	  $(490)   $565,141

	                                                    Held to Maturity
Obligations of states and political
  subdivisions		                       $  21,009	 $    647		         $  21,656
Corporate securities		                     1,999	      169		             2,168
Debt securities held to maturity		        23,008	      816		            23,824
Other securities		                         3,337			                      3,337
Total		                                $  26,345	 $    816	 $    -	  $  27,161

		                                                 Available for Sale
			                                               Gross	     Gross
		                                      Amortized	Unrealized	Unrealized	Market
1997		                                  Cost	     Gains	     Losses	    Value
(dollars in thousands)
Obligations of U.S. government
   corporations and agencies		         $338,855	 $ 2,616  	$(183)	   $ 341,288
Mortgage-backed securities 		            14,169	     373 		             14,542
U.S. treasury securities		               38,044	   1,429		              39,473
Corporate securities		                   10,848	     228	    (12)	      11,064
Debt securities available for sale		    401,916	   4,646	   (195)	     406,367
Marketable equity securities		           43,745  	58,060   	(166)	     101,639
Other securities		                       13,111			                      13,111
Total		                                $458,772	 $62,706	  $(361)	    $521,117

                                                  	Held to Maturity
Obligations of states and political
   subdivisions		                      $ 37,497	 $   794	  $  (5) 	   $ 38,286
Corporate securities		                    1,998	     209		               2,207
Debt securities held to maturity		       39,495   	1,003    	 (5)	      40,493
Other securities		                        7,608			                       7,608
Total		                                $ 47,103	 $ 1,003 	 $  (5)    	$ 48,101

   There were $11,881,000, $6,031,000 and $2,528,000 in gross realized gains and $1,159,000, $585,000 and $305,000 in gross realized losses in 1998, 1997 and 1996, respectively, relative to securities available for sale.

   The amortized cost and estimated market value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of the underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.


                                              		Amortized		 Market
Available for Sale		                            Cost		      Value
(dollars in thousands)
Due in one year or less		                       $  23,367	  $  23,691
Due after one year through five years		           274,025    	277,451
Due after five years through 10 years		           122,907	    125,406
Due after 10 years		                                3,780 	     3,889
Total		                                         $ 424,079  	$ 430,437

                                                Amortized		 Market
Held to Maturity		                              Cost		      Value

Due in one year or less		                       $   4,934  	$   4,961
Due after one year through five years		            14,435	     15,066
Due after five years through 10 years		             3,639	      3,797
Due after 10 years		                                    -	          -
Total		                                         $  23,008  	$  23,824


   At December 31, 1998 and 1997, securities with principal amounts of $295,286,000 and $274,350,000, respectively, were pledged to secure repurchase agreements and public and trust fund deposits.

Note F
Loans

The following table indicates the composition of the loan portfolio at December 31:
[CAPTION]

		                                                    1998	        1997
(dollars in thousands)
Real estate-construction  	                       	$   87,246	  $   47,967
Real estate-mortgages:
   Residential		                                      492,570	     512,417
   Commercial		                                       407,445	     327,384
Commercial-industrial and agricultural		              265,297	     255,017
Consumer installment		                                113,351     	130,968
Gross Loans	 	                                     $1,365,909	  $1,273,753
Allowance for loan losses		                           (26,677)	    (20,427)
Net Loans		                                        $1,339,232	  $1,253,326

[CAPTION]

   The following table presents changes in the allowance for loan losses for the year ended December 31:

                                        1998	        1997	      1996
(dollars in thousands)
Balance at beginning of year	         $ 20,427 	  $ 18,729	   $ 17,065
Charge-offs	                            (5,999) 	   (4,481)     (5,536)
Recoveries	                              1,699 	     1,179   	   2,025
Net charge-offs	                        (4,300) 	   (3,302)     (3,511)
Provision for loan losses	              10,550 	     5,000   	   5,175
Balance at end of year	               $ 26,677 	  $ 20,427	   $ 18,729

   The Bank has granted loans to certain officers and directors of S&T as well as certain affiliates of the officers and directors in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate dollar amounts of these loans were $40,862,000 and $41,130,000 at December 31, 1998 and 1997, respectively. During 1998, $56,514,000 of new loans were funded and repayments totaled $56,782,000.

   During 1998, S&T Bank acquired automobile loans and leases on a third-party basis from companies owned by two directors of S&T totaling $1,982,000. These loans were acquired on substantially the same terms as those prevailing at the time for comparable transactions with others.

   The principal balances of loans on nonaccrual were $2,933,000 and $3,602,000 at December 31, 1998 and December 31, 1997,
respectively. At December 31, 1998, there were no commitments to lend additional funds on nonaccrual loans. Other real estate owned, which is included in other assets, was $721,000 at December 31, 1998 and $647,000 at December 31, 1997.

   The following table represents S&T's investment in loans considered to be impaired and related information on those impaired loans at December 31:

[CAPTION]

		                                                          1998	      1997
(dollars in thousands)
Recorded investment in loans considered to be impaired	 	$3,391,000	$1,869,000
Loans considered to be impaired that were on a
   nonaccrual basis		                                             -	         -
Allowance for loan losses related to loans considered
   to be impaired		                                         133,000	   914,000
Average recorded investment in impaired loans		           2,927,000	 6,329,000
Total interest income recognized on impaired loans	        	674,000	   656,000
Interest income on impaired loans recognized on a
   cash basis		                                             605,000	         -

PAGE 41

Note G
Premises and Equipment
[CAPTION]

The following table is a summary of the premises and equipment accounts at December 31:

		                                               1998	        1997
(dollars in thousands)
Land 		                                     $   3,026	   $   3,037
Premises		                                     18,619	      18,498
Furniture and equipment	 	                     13,568	      12,152
Leasehold improvements		                        2,973	       2,483
		                                             38,186	      36,170
Accumulated depreciation		                    (17,254)    	(15,557)
Total		                                     $  20,932   	$  20,613


   Certain banking facilities and equipment are leased under short-term lease arrangements expiring at various dates to the year 2008. All such leases are accounted for as operating leases. Rental expense for premises and equipment amounted to $1,497,000, $1,215,000 and $1,136,000 in 1998, 1997 and 1996, respectively.
Minimum annual rentals for each of the years 1999-2003 are approximately $532,000, $519,000, $389,000, $168,000 and
$169,000, respectively, and $620,000 for the years thereafter. Included in the above are leases entered into with two directors of S&T for which rental expense totaled $338,921, $348,497 and $325,709 in 1998, 1997 and 1996, respectively.

Note H
Deposits

[CAPTION]

The following table indicates the composition of deposits
at December 31:
		                                            1998	         1997
(dollars in thousands)
Noninterest-bearing demand		               $  215,659 	  $  165,727
Interest-bearing demand		                      37,540	       33,582
Money market	                                	325,196	      274,874
Savings 		                                    168,485 	     175,187
Time deposits		                               633,183	      635,288
Total		                                    $1,380,063	   $1,284,658

The aggregate of all time deposits over $100,000 amounted to $91,173,000 and $95,678,000 for December 31, 1998 and 1997,
respectively.

The following table indicates the scheduled maturities of time deposits at December 31:

[CAPTION]

                                              		1998	           1997
(dollars in thousands)
Due in one year		                             $386,960 	      $306,278
Due in one to two years		                      143,355	        187,257
Due in two to three years		                     34,499	         83,395
Due in three to four years	                    	26,005	         16,434
Due in four to five years 		                    26,430	         26,751
Due after five years		                          15,934         	15,173
Total 	 	                                     $633,183	       $635,288

Note I
Long-Term Borrowings

[CAPTION]

The following table is a summary of long-term borrowings with the
Federal Home Loan Bank (FHLB):
	                                      1998	                   1997
	                               Balance   	 Average     Balance	    Average
                                            Rate                    Rate
(dollars in thousands)
Due in one year	                $      -	         -%		 $ 25,000 	     5.97%
Due in one to two years 	         12,500 	     5.07		         -	         -
Due in two to three years	        30,000 	     6.02		    12,500	      5.70
Due in three to four years	       68,100	      5.18		    30,000	      6.02
Due in four to five years	        25,000	      5.18		    57,100	      5.25
Due after five years	             44,618	      5.61	   	 19,618	      6.48
Total	                          $180,218	      5.42%		 $144,218 	     5.74%

   The purpose of these borrowings was to match fund selected new loan originations, to mitigate interest rate sensitivity risks and to take advantage of discounted borrowing rates through the FHLB for community investment projects.

   S&T maintains a Flexline of credit for 10% of total assets with the FHLB which expires December 31, 1999. S&T pledged all 1-4 family and multi-family mortgage loans as collateral for any current or future FHLB advances. The total carrying amount of these pledged loans was $423,761,000 at December 31, 1998, which is the maximum amount to be borrowed under the Flexline. There were no Flexline borrowings outstanding at December 31, 1998 and 1997, respectively.

   During 1998, S&T acquired two repurchase agreement long-term borrowings totaling $59,850,000 at a weighted average fixed rate of 6.20% which matures in five years. The purpose of this borrowing was to lock in fixed rate fundings to mitigate interest rate risk.


Note J
Short-Term Debt

Federal funds purchased and securities sold under repurchase agreements (REPOS) generally mature within one to 14 days from the transaction date. S&T defines REPOS with its retail customers as retail REPOS, and wholesale REPOS are those transacted with other financial institutions and brokerage firms.

[CAPTION]

Information concerning federal funds purchased and
REPOS is summarized as follows:
                                                	1998	            1997
(dollars in thousands)
Average balance during the year		             $177,968	         $134,851
Average interest rate during the year 		          5.29%	            5.31%
Maximum month-end balance during the year		   $251,030         	$195,024
Average interest rate at year-end 		              4.63%	            5.82%

Note K
Dividend and Loan Restrictions

Certain restrictions exist regarding the ability of S&T Bank to transfer funds to S&T in the form of dividends and loans. Dividends that may be paid by S&T Bank to S&T are limited to the retained earnings of S&T Bank which amounted to $100,142,000 at December 31, 1998. The amount of dividends that may be paid to S&T is further restricted by regulatory guidelines concerning minimum capital requirements.

   Federal law prohibits S&T from borrowing from S&T Bank unless such loans are collateralized by specific obligations. Further, such loans are limited to 10% of S&T Bank's capital and additional paid-in capital, as defined. At December 31, 1998, the maximum amount available for transfer from S&T Bank to S&T in the form of loans and dividends approximated 40% of consolidated net assets.

Note L
Litigation

S&T, in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of these legal proceedings.

Note M
Financial Instruments and Credit Risk

S&T, in the normal course of business, commits to extend credit and issue standby letters of credit. The obligations are not recorded in S&T's financial statements. Loan commitments and standby letters of credit are subject to S&T's normal credit underwriting policies and procedures and generally require collateral based upon management's evaluation of each customer's financial condition and ability to satisfy completely the terms of the agreement. S&T's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral. Unfunded loan commitments totaled $372,450,000 and $294,144,000 at December 31, 1998 and 1997, respectively; and obligations under standby letters of credit totaled $78,490,000 and $54,439,000 at December 31, 1998 and 1997, respectively.

   S&T attempts to limit its exposure to concentrations of credit risk by diversifying its loan portfolio. S&T defines concentrations of credit risk as loans to a specific industry or group in excess of 10% of total loans. S&T has no concentration of credit risk by industry or group. However, geographic concentrations exist because S&T provides a full range of banking services including commercial, consumer and mortgage loans to individuals and corporate customers in its seven-county market area in western Pennsylvania.

Note N
Income Taxes

[CAPTION]

Income tax expense (credits) for the year ended December 31 are comprised of:
	                                 1998	      1997	      1996
(dollars in thousands)
Current	                         $18,831	   $14,402	   $10,649
Deferred	                         (2,632)	     (756)	     (613)
Total	                           $16,199	   $13,646	   $10,036

   The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The statutory to effective tax rate reconciliation for the year ended December 31 is as follows:

[CAPTION]

	                                   1998	      1997	      1996
(dollars in thousands)
Statutory tax rate	                  35%	       35% 	      35%
Tax-exempt interest income
   and dividend exclusion 	          (3)	       (4)	       (6)
Low income housing tax credits	      (2)	       (2)	       (3)
Effective tax rate	                  30%	       29%	       26%

   Income taxes applicable to security gains were $3,753,000 in 1998, $1,906,000 in 1997 and $779,000 in 1996.

   Significant components of S&T's temporary differences were as follows at December 31:

[CAPTION]

		                                                    1998	         1997
(dollars in thousands)
Deferred tax liabilities:
   Net unrealized holding gains
      on securities available for sale 		           $(21,518)	    $(21,821)
   Fixed assets		                                       (644)	        (683)
   Accretion on acquired loans		                        (559)	        (326)
   Prepaid pension		                                    (166)	        (514)
   Prepaid hospitalization	                            	(102)	        (102)
   Point recognition		                                  (830)	        (933)
Total deferred tax liabilities		                     (23,819)	     (24,379)

Deferred tax assets:
   Allowance on loan losses		                          9,127	        6,939
   Loan fees		                                           558	          377
   Interest expense on increasing rate CDs		             114	          128
   Deferred compensation 		                              799	          771
   Goodwill		                                            312	          352
   Other		                                               206	          174
Total deferred tax assets		                           11,116	        8,741
Net deferred tax liability		                        $(12,703)	    $(15,638)

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

   The following table summarizes the components of net periodic pension expense for the Bank's defined benefit plan:

[CAPTION]

	                                                 1998	     1997	      1996
(dollars in thousands)
Service cost-benefits earned during the period 	$ 1,068 	 $ 1,103 	 $ 1,032
Interest cost on projected benefit obligation	    1,489	    1,378	    1,274
Expected return on plan assets	                  (2,070)	  (1,774)	  (1,546)
Net amortization and deferral	                      (14)	     (16)	      (8)
Net periodic pension expense	                   $   473	  $   691 	 $   752

The following tables summarize the activitiy in the benefit obligation and plan assets.
[CAPTION]

                                                    	 	1998         	1997
(dollars in thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year		            $ 23,385	     $ 19,593
Service cost		                                          1,068	        1,103
Interest cost		                                         1,489	        1,378
Plan participants' contributions		                        166	          220
Special termination benefits		                              -	          463
Actuarial (gain)/loss		                                   101	        1,464
Benefits paid		                                        (1,038)	        (836)
Benefit obligation at end of year		                  $ 25,171	     $ 23,385

Change in Plan Assets

Fair value of plan assets at beginning of year		     $ 26,043	     $ 22,189
Actual return on plan assets		                          2,992	        3,767
Employer contributions		                                  734	          703
Plan participants' contributions		                        166	          220
Benefits paid		                                        (1,038)	        (836)
Fair value of plan assets at end of year		           $ 28,897	     $ 26,043

The following table sets forth the plan's funded status and the accrued pension cost in the consolidated balance sheet at December 31:
[CAPTION]

		                                                     1998	        1997
(dollars in thousands)
Benefit obligation at beginning of year		           $(25,171)	    $(23,385)
Fair value of plan assets at end of year		            28,897	       26,043
Funded status		                                        3,726	        2,658
Unrecognized net gain		                               (3,216)	      (2,475)
Unamortized prior service cost		                          77	          104
Balance of initial unrecognized net asset	              	(51)	         (72)
Accrued pension cost included in other liabilities		$    536 	    $    215

[CAPTION]

Below are actuarial assumptions used in accounting for the plan:

	                                                   1998   	1997	   1996
Weighted-average discount rate	                      6.5%	   6.5%	   7.0%
Rate of increase in future compensation levels	      5.0	    5.0	    5.0
Expected long-term rate of return on plan assets	    8.0	    8.0	    8.0

   S&T also has a supplemental retirement plan (SERP) for certain key employees. The SERP is unfunded. The balance of actuarial present value of projected benefit obligations related to the SERP are $2,249,000 and $2,110,000 at December 31, 1998 and 1997,
respectively. Accrued pension cost related to the SERP was $1,971,000 and $1,779,000 at December 31, 1998 and 1997,
respectively. Net periodic pension cost related to the SERP was $244,000, $499,000 and $238,000 at December 31, 1998, 1997 and
1996, respectively. The actuarial assumptions are the same as those used in the previous tables.

   The Bank maintains a Thrift Plan (Plan) in which substantially all employees are eligible to participate. The Bank makes matching contributions to the Plan up to 3% of participants' eligible compensation and may make additional contributions as limited by the Plan. Contributions to the Plan are cash or unallocated Employee Stock Option Plan (ESOP) shares. Expense related to these contributions amounted to $813,000, $990,000 and $950,000 in 1998, 1997 and 1996, respectively.

   On December 30, 1988, S&T sold 560,000 shares of common stock, which were held in treasury, to its newly created ESOP for $2,800,000. The funds were obtained by the ESOP through a loan from a bank. S&T has guaranteed the loan, which had a maximum term of 10 years and bears interest at 80% of the lender's prime rate. The loan terms required quarterly interest and annual principal payments. The balance of this loan was zero and $130,000 on December 31, 1998 and 1997, respectively, and was included in other borrowed funds with an offsetting reduction in shareholders' equity shown as deferred compensation in the accompanying consolidated balance sheets. At December 31, 1998, the ESOP had no unallocated shares remaining.

   The ESOP covers substantially all regular full-time employees. S&T is obligated to make annual contributions sufficient to enable the ESOP to repay the loan, including interest. Interest expense totaled $10,000 in 1998, $17,000 in 1997 and $19,000 in
1996. Dividends received by the ESOP from S&T for unallocated shares amounted to $18,000 in 1998, $24,000 in 1997 and $24,000 in 1996, which were used for debt service. Dividends on allocated shares are paid to the participants' accounts in the Plan. Deferred compensation arising from the guarantee of the ESOP borrowing was charged to operations as contributions were made to the ESOP.

   Since the ESOP was established prior to the issuance of SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans," ESOP compensation expense is currently based upon the cost of unearned shares as prescribed by SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." The earnings per share effects of unearned ESOP shares are not material. The expense associated with the release of ESOP shares in 1998, 1997 and 1996 was $130,000, $100,000 and $110,000, respectively. No allocated
ESOP shares are subject to repurchase obligations.

Note P
Incentive Stock Plan and Dividend Reinvestment Plan

S&T adopted an Incentive Stock Plan in 1992 (Stock Plan) that provides for granting incentive stock options, nonstatutory stock options, and stock appreciation rights (SARs). On October 17, 1994, the Stock Plan was amended to include outside directors. The Stock Plan covers a maximum of 3,200,000 shares of S&T common stock and expires 10 years from the date of board approval.

   S&T grants stock options equal to the fair market value of S&T common stock on the grant date. SARs may be granted concurrently with the grant of nonstatutory stock options (Related SARs) or independently. SARs entitle the holder to receive either cash or shares of S&T common stock equal to the excess of the fair market value of the shares subject to the option over the fair market value of a share of S&T common stock on the grant date.

   Stock options and SARs granted under the Stock Plan are not exercisable before the six-month vesting period from the grant date. There were no SARs or Related SARs issued or outstanding at December 31, 1998 and 1997.

The following table summarizes the changes in the incentive stock options outstanding during 1998, 1997 and 1996:

[CAPTION]

	                                      1998	         1997	         1996
		                                   Weighted  		     Weighted  		    Weighted
		                            Number  Average Number   Average Number  Average
	                               of     Option   of      Option   of     Option
                              Shares    Price Shares     Price Shares 	  Price
Outstanding at beginning of
   year 	                   1,457,822 $14.21	1,112,000	$12.06	  823,000 $10.45
   Granted	                   334,800  27.75	  372,822	 20.38   333,000 	15.44
   Exercised	                (512,050) 10.90	  (27,000)	10.66	  (44,000) 	7.55
Outstanding at end of year	 1,280,572 $19.08	1,457,822	$14.21	1,112,000	$12.06
Exercisable at end of year	   945,772 $16.01	1,085,000 $12.10  	779,000	$10.62


The following table summarizes the range of exercise prices at December 31:
[CAPTION]

                    	1998 	                       1997 	                    1996
 			                     Contractual 			              Contractual 			              Contractual
 	         Shares	Exercise Remaining 	Shares 	 Exercise	Remaining	Shares	Exercise	   Remaining
	     Outstanding	 Price	   Life(Yrs) Outstanding Price Life(Yrs) Outstanding Price 	 Life(Yrs)
1992	           -      	-	     -	       80,000 	$ 6.82  	 5 	      80,000	    $ 6.82  	   6
1993	           -	      -	     -	      124,000	   8.63 	  6	      128,000	      8.63 	    7
1994 	    121,650	 $ 9.50   	  6   	   227,000   	9.50 	  7 	     241,000  	    9.50  	   8
1995 	    214,200  	13.13	     7	      324,000	  13.13 	  8 	     330,000  	   13.13	     9
1996	     254,500	  15.44	     8	      330,000	  15.44	   9 	     333,000 	    15.44 	   10
1997	     355,422	  20.38	     9 	     372,822 	 20.38	  10  	         - 	        -  	    -
1998	     334,800	  27.75	    10	            -	      -	   -	           - 	         -	     -
Total 	 1,280,572	 $19.08	   8.4	    1,457,822  $14.21  8.2 	   1,112,000 	   $12.06 	  8.6

   Options are granted in December and have a six-month vesting period and a 10-year contractual life.

   S&T accounts for stock options in accordance with APB 25. The following proforma information regarding net income and earnings per share assumes the adoption of Statement No. 123 for stock options granted subsequent to December 31, 1994. (Disclosure is not required for options granted prior to 1995). The estimated fair value of the options is amortized to expense over the option and vesting period. The fair value was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996 respectively: risk-free interest rates of 4.45%, 5.77% and 6.12%; a dividend yield of 2.7%, 3% and 3%; volatility factors of the expected market price of S&T's common stock of 0.226, 0.182 and 0.161; and a weighted-average expected life of five years.

[CAPTION]

	                                        1998	         1997	       1996
(dollars in thousands except per share data)
Proforma net income	                   $37,030	      $32,845     	$27,741
Proforma earnings per share-Basic	        1.33	         1.16	        0.99
Proforma earnings per share-Diluted	      1.32	         1.15	        0.98

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

   S&T also sponsors a dividend reinvestment plan (Dividend Plan) whereby shareholders may purchase shares of S&T common stock at market value with reinvested dividends and voluntary cash contributions. American Stock Transfer and Trust Company, the plan administrator and transfer agent, purchases the shares on the open market to fulfill the Plan's needs.

Note Q
S&T Bancorp, Inc. (parent company only)

Condensed Financial Information

Balance Sheets at December 31:

[CAPTION]

		                                                 1998	             1997
(dollars in thousands)
Assets

Cash		                                          $     409	        $      19
Investments in:
   Bank subsidiary		                              159,245	          169,281
   Nonbank subsidiaries		                         102,301 	          95,198
Total Assets		                                   $261,955         	$264,498

Liabilities

Dividends payable	 	                            $   4,980	        $   4,243
Other borrowed funds		                                  -	              130
Other liabilities		                                (2,662)	               7
Total Liabilities		                                 2,318	            4,380
Total Shareholders' Equity		                      259,637	          260,118
Total Liabilities and Shareholders' Equity		    $ 261,955	        $ 264,498

Statements of Income for the year ended December 31:
[CAPTION]

	                                          1998	       1997	        1996
(dollars in thousands)
Dividends from bank subsidiary 	        $ 18,253	    $ 15,689     $ 11,835
Investment income	                            84	          60 	         64
Income before equity in undistributed
   net income of subsidiaries            	18,337	      15,749	      11,899
Equity in undistributed net income of:
   Bank subsidiary	                        9,919	      13,316	      11,949
   Nonbank subsidiaries	                   9,707	       4,349 	      4,393
Net Income	                             $ 37,963    	$ 33,414	    $ 28,241

PAGE 50

[CAPTION]

Statements of Cash Flows for
the year ended December 31:
	                                           1998       	1997	      1996
(dollars in thousands)
Operating Activities

Net Income	                               $ 37,963	    $33,414	    $28,241
   Equity in undistributed net income
     of subsidiaries	                      (20,499)	   (19,640)	   (17,102)
   Change in other assets/liabilities	      (3,232)		                 (408)
Total Provided by Operating Activities	     14,232 	    13,774 	    10,731

Investing Activities

   Distributions from (to) bank
     subsidiaries	                          23,431	    (2,914)	      7,100
Total Used in Investing Activities 	        23,431	    (2,914)	      7,100

Financing Activities

   Dividends 	                             (17,515)	  (14,215) 	   (10,667)
   (Acquisition) sale of treasury stock	   (19,758)	      848 	     (4,911)
Total Used in Financing Activities	        (37,273)	  (13,367)   	 (15,578)

Increase (decrease) in Cash	                   390	    (2,507)      	2,253
Cash at Beginning of Year	                      19	     2,526	         273
Cash at End of Year	                      $    409  	 $    19 	    $ 2,526

Note R
Regulatory Matters

S&T is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on S&T's financial statements. Under capital guidelines and the regulatory framework for prompt corrective action, S&T must meet specific capital guidelines that involve quantitative measures of S&T's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. S&T's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require S&T to maintain minimum amounts and ratios of Tier I and Total capital to risk-weighted assets and of Tier I capital to average assets. As of December 31, 1998 and 1997, S&T meets all capital adequacy requirements to which it is subject.

   To be classified as well capitalized, S&T must maintain minimum Tier I risk-based, Total risk-based and Tier I leverage ratios as set forth in the table below:
[CAPTION]

					                                                              To Be Well
			                                               For Capital		 Capitalized Under
			                                                Adequacy		   Prompt Corrective
                                   	Actual		       Purposes		   Action Provisions
                                	Amount	 Ratio	  Amount	 Ratio 	Amount	 Ratio
(dollars in thousands)
As of December 31, 1998:
   Total Capital	               $231,159	15.98%	$120,163	8.00%	$150,204	10.00%
   (to Risk Weighted Assets)
   Tier I Capital	               212,975	14.73	   60,081	4.00	   90,122	 6.00
   (to Risk Weighted Assets)
   Tier I Capital 	              212,975	10.68	   79,781	4.00	   99,727	 5.00
   (to Average Assets)

As of December 31, 1997:
   Total Capital	               $235,825	18.22%	$103,538 8.00%	$129,422	10.00%
   (to Risk Weighted Assets)
   Tier I Capital	               219,594	16.97 	  51,769 4.00   	77,653 	6.00
   (to Risk Weighted Assets)
   Tier I Capital 	              219,594 11.70 	  75,094	4.00	   93,867	 5.00
   (to Average Assets)

   The most recent notification from the Federal
Deposit Insurance Corporation categorized S&T Bank as well capitalized under the regulatory framework for corrective action. At December 31, 1998, S&T Bank's
Tier I and Total capital ratios were 10.42% and 11.68%, respectively, and Tier I capital to average assets was 7.48%. At December 31, 1997, S&T Bank's Tier I and Total capital ratios were 13.12% and 14.37%, respectively, and Tier I capital to average assets was 9.24%.

Report of Ernst & Young LLP, Independent Auditors
S&T Bancorp, Inc. and Subsidiaries

Shareholders and Board of Directors
S&T Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries (S&T) as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of S&T's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 financial statements of Peoples Bank of Unity which statements reflect net interest income constituting 18.4% of the related consolidated totals. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion, insofar as it relates to data included for Peoples Bank of Unity, is based solely on the report of other auditors.

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

   In our opinion, based on our audits and, for 1996, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of S&T Bancorp, Inc. and subsidiaries at December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





Pittsburgh, PA
January 15, 1999

Stock Prices and Dividend Information
Selected Financial Information
S&T Bancorp, Inc. and Subsidiaries

Stock Prices and Dividend Information

S&T Bancorp, Inc.'s common stock is listed on the Nasdaq National Market System (Nasdaq). The range of sales prices for the years 1998 and 1997 are as follows and are based upon information obtained from Nasdaq. As of the close of business January 28, 1999, there were 3,181 shareholders of record of S&T Bancorp, Inc. Dividends paid by S&T are provided from the Bank's dividends to S&T. In addition, the payment of dividends by the Bank to S&T is subject to the restrictions described in Note K to the Consolidated Financial Statements. The cash dividends declared shown below represent the historical per share amounts for S&T Bancorp, Inc.'s common stock, restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.

[CAPTION]

                   	Price Range of Common Stock
1998	                     Low	    High 	           Cash Dividends Declared
Fourth Quarter	         $24.00 	 $29.50 			                  $0.18
Third Quarter	           23.38	   28.75			                    0.17
Second Quarter	          25.38	   28.38			                    0.17
First Quarter	           20.88   	28.88			                    0.15

1997
Fourth Quarter	         $19.25 	 $22.25 			                  $0.15
Third Quarter	           16.63 	  19.38		                    	0.14
Second Quarter	          14.75   	18.44                    			0.14
First Quarter           	14.88   	18.38                    			0.13

Selected Financial Data
[CAPTION]

Year Ended December 31:		     1998	     1997	     1996	     1995	     1994
(dollars in thousands, except per share data)
Income Statement

Interest income	            $151,438	 $141,101	 $132,442	 $127,020	 $112,559
Interest expense	             69,156	   62,284	   58,589	   57,677	   46,643
Provisions for loan losses	   10,550	    5,000	    5,175    	4,220    	3,600
Net interest income after
   provision for loan losses	 71,732	   73,817   	68,678	   65,123   	62,316
Noninterest income	           24,418	   16,441	   11,997	    9,147	    7,611
Noninterest expense	          41,988	   43,198	   42,398	   40,276	   38,679
Income before income taxes	   54,162	   47,060	   38,277	   33,994	   31,248
Applicable income taxes 	     16,199	   13,646	   10,036	    9,152	    8,276
Net income	                  $37,963 	$ 33,414 	$ 28,241	 $ 24,842	 $ 22,972

Per Share Data1

Net income-Basic	            $  1.37	 $   1.18 	$   1.00 	$   0.87 	$   0.80
Net income-Diluted	             1.35	     1.17 	    1.00	     0.87	     0.80
Dividends declared	             0.66	     0.56	     0.47	     0.37	     0.31
Book value	                     9.38	     9.20	     8.01	     7.50	     6.39

1 Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.

Selected Financial Data
Quarterly Selected Financial Data
S&T Bancorp, Inc. and Subsidiaries

Selected Financial Data
Balance Sheet Totals (period end):

<CAPITAL>

Year Ended December 31:		   1998	     1997	      1996	      1995	      1994
(dollars in thousands)
Total assets	           $2,069,611	$1,920,291	$1,787,045	$1,689,728	$1,580,252
Securities	                591,486	   568,220	   500,061	   492,236 	  466,875
Net loans	               1,339,232	 1,253,326	 1,181,407 	1,086,317	 1,011,165
Total deposits	          1,380,063	 1,284,658 	1,270,367 	1,216,547 	1,142,571
Securities sold under
   repurchase agreements	  138,825	   170,124	   114,205	   122,794	   169,871
Other liabilities	         291,086   	205,391   	176,355   	136,333    	84,974
Total shareholders' equity	259,637	   260,118   	226,118	   214,054	   182,836

[CAPTION]

Quarterly Selected Financial Data
                                      	1998	                                       1997
                     Fourth 	   Third 	    Second	    First 	    Fourth 	    Third 	    Second	   First
 	                   Quarter	   Quarter	   Quarter	   Quarter	   Quarter	    Quarter	   Quarter	  Quarter
(dollars in thousands, except per share data)
Summary of Operations

Income Statement:
Interest income	  $   38,373	$   38,345	$   37,548	$   37,172	$   36,412	$    35,488	 $ 34,808 $   34,391
Interest expense	     17,500	    17,577	    17,247	    16,832	    16,465	     15,748 	  15,034	    15,037
Provision for loan
 losses	               2,500	     2,000	     4,000	     2,050	     1,900	        750	      800 	    1,550
Net interest income
 after provision
 for loan losses 	    18,373	    18,768	    16,301	    18,290	    18,047	     18,990 	  18,974	    17,804
Noninterest income	    6,318	     4,328	     8,326	     5,446	     4,725	      3,224	    4,473	     4,020
Noninterest expense	  10,730	     9,623	    11,049	    10,586	    10,605	      9,991	   11,655 	   10,946
Income before income
  taxes 	             13,961	    13,473	    13,578	    13,150	    12,167 	    12,223	   11,792 	   10,878
Applicable income
  taxes	               4,188	     3,971	     4,131	     3,909	     3,456	      3,575	    3,478 	    3,137
Net income	       $    9,773	$    9,502	$    9,447	$    9,241	$    8,711	$     8,648 	$  8,314 $    7,741

Per Share Data1

Net income-Basic	 $     0.35	$     0.35	$     0.34	$     0.33	$     0.31	$     0.31 $     0.30	$     0.28
Net income-Diluted     	0.35      	0.34      	0.34      	0.33      	0.31   	   0.30 	     0.29	      0.27
Dividends declared	     0.18	      0.17	      0.17	      0.15	      0.15	      0.14	      0.14	      0.13
Book value	             9.38	      9.11	      9.03	      9.06	      9.20	      8.85 	     8.45	      8.10

Average Balance Sheet Totals

Total assets      $2,048,886	$2,003,268	$1,980,861	$1,946,261	$1,877,348	$1,815,999	$1,774,740	$1,784,502
Securities 	         540,872	   539,118	   528,492	   516,558	   484,187	   436,882	   419,737	   449,542
Net loans	         1,327,705	 1,297,881	 1,278,235	 1,261,066	 1,241,063 	1,227,670	 1,200,365 	1,192,592
Total deposits	    1,368,104	 1,330,045	 1,316,782	 1,292,547	 1,286,784	 1,291,130	 1,254,535	 1,244,384
Securities sold
  under repurchase
  agreements	        141,065	   162,655	   209,176	   171,371	   136,540	   114,583	   127,487	   127,346
Other liabilities	   280,921	   258,007	   199,712	   222,603	   196,308	   162,738	   155,884 	  179,736
Total shareholders'
  equity	            258,796	   252,561	   255,191	   259,740	   257,715	   247,548	   236,834	   232,245

1 Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.