Form 10-K, Exhibit 13
period 1999-12-31
S&T BANCORP INC
filed 2000-03-22
CIK 719220

Management's Discussion and Analysis of
Financial Condition and Results of Operations
S&T Bancorp, Inc. and Subsidiaries

Financial Condition
The $123.5 million growth of average earning assets in 1999 was primarily the result of an excellent lending year for S&T Bancorp, Inc. (S&T), combined with increases in the investment portfolio. During 1999, average loan balances increased by $106.9 million, and average securities and federal funds increased $16.6 million. The funding for this loan and security growth was provided by a $71.1 million increase in average deposits, a $65.8 million increase in average borrowings offset by a decrease of $5.6 million in average earnings retained.
[CAPTION]

                                       1999               1998
                               Average     Loan     Average    Loan
                                 Loan    Balance     Loan     Balance
(in millions)                  Balance  Percentage  Balance  Percentage
Commercial, mortgage and
  industrial                  $  841.6      59%    $  691.6     53%
Residential real estate
  mortgage                       472.9      33        502.1     38
Installment                      107.4       8        121.3      9
Total Loans                   $1,421.9     100%    $1,315.0    100%

Lending Activity
Average loans at December 31, 1999 were $1.4 billion, a $106.9 million or 8.1% increase from December 31, 1998. The increases in average loans for 1998 were $80.3 million. Changes in the composition of the average loan portfolio during 1999 included increases of $150.0 million of commercial loans and $22.8 million of home equity loans, offset by decreases of $52.0 million of residential mortgages and $13.9 million in installment loans. Composition changes included decreases from the effects of $16.1 million of 1-4 family mortgage loans and $4.5 million of commercial loans that were sold or participated in 1999.

Average commercial, mortgage and industrial loans currently comprise 59% of the loan portfolio. Although commercial loans can be an area of higher risk, management believes these risks are mitigated by limiting the percentage amount of portfolio composition, a rigorous underwriting review by loan administration and the fact that many of the commercial real estate loans are owner occupied.

Residential mortgage lending continued to be a strategic focus for 1999 through the establishment of a centralized mortgage origination department, product redesign, secondary market activities and the utilization of commission compensated originators. Management believes that if a downturn in the local residential real estate market occurs, the impact of declining values on the real estate loan portfolio will be negligible because of S&T's conservative mortgage lending policies for portfolio loans which generally require a maximum term of 20 years for fixed rate mortgages, a maximum term of 30 years for adjustable rate mortgages and private mortgage insurance for loans with less than a 20% down payment. Adjustable rate mortgages with repricing terms of one, three and five years comprised 19% of the residential mortgage portfolio in 1999.

Much of the decline in average residential loans was due to more active participation in the secondary mortgage markets. S&T periodically sells longer-term, lower yielding 1-4 family mortgages to the Federal National Mortgage Association (Fannie Mae). The rationale for these sales is to mitigate interest rate risk associated with holding long-term residential mortgages in the loan portfolio, to generate fee revenue from servicing, and still maintain the primary customer relationship. During 1999, S&T sold $16.1 million of 1-4 family mortgages to Fannie Mae. Fees and gains from mortgage servicing activities were $0.4 million in 1999. S&T will continue to sell longer-term loans to Fannie Mae in the future on a selective basis, especially during periods of lower interest rates.

Installment loan decreases were primarily associated with significantly lower volumes in the indirect auto loan category and S&T's strategy to continue to focus resources toward originations of direct installment loans and home equity loans. Pricing pressures were unusually intense in the indirect market during 1999 and 1998, and the decision was made to exit this line of business and allow the portfolio to amortize through normal payments and payoffs. Direct loans and home equity loans increased $29.2 million during 1999 as compared to the 1998 full year average.

Loan underwriting standards for S&T are established by a formal policy administered by the S&T Bank Credit Administration Department, and are subject to the periodic review and approval of the S&T Bank Board of Directors.

Rates and terms for commercial real estate and equipment loans normally are negotiated, subject to such variables as economic conditions, marketability of collateral, credit history of the borrower and future cash flows. The loan to value policy guideline for commercial real estate loans is generally 75%- 80%.

The residential, first lien, mortgage loan to value policy guideline is 80%. Higher loan to value loans can be approved with the appropriate private mortgage insurance coverage. Second lien positions are sometimes incurred with home equity loans, but normally only to the extent that the combined credit exposure for both first and second liens does not exceed 100% loan to value.

A variety of unsecured and secured installment loan and credit card products is offered by S&T. However, the majority of the consumer loan portfolio is automobile loans. Loan to value guidelines for direct loans are 90%-100% of invoice for new automobiles and 80%-90% of National Automobile Dealer Association (NADA) value for used automobiles.

Management intends to continue to pursue quality loans in all lending categories within our market area in order to honor our commitment to provide comprehensive financial services to our customers. S&T's loan portfolio primarily represents loans to businesses and consumers in our market area of western Pennsylvania rather than to borrowers in other areas of the country or to borrowers in other nations. S&T has not concentrated its lending activities in any industry or group. During the past several years, management has concentrated on building an effective credit and loan administration staff which assists management in evaluating loans before they are made and identifies problem loans early.

Security Activity
Average securities increased $11.5 million in 1999 and $83.8 million in 1998. During 1999, S&T's bond portfolio was restructured with sales and maturities of $238.7 million of U.S. government agency securities. The proceeds were reinvested in order to extend potential call dates and to take advantage of higher interest rates. The 1998 increase is due to increasing the investment portfolio to maximize net interest income by taking advantage of low, short-term funding rates and investing in U.S. government agency securities, classified as available for sale. Interest rate risk associated with these strategies is managed and monitored through S&T's Asset Liability Committee
(ALCO).

The largest components of the 1999 increase included $38.6 million in other corporate securities, $12.2 million in corporate equities and $7.0 million in Federal Home Loan Bank (FHLB) stock. The FHLB stock is a membership and borrowing requirement. Offsetting these increases are decreases of $10.8 million in U.S. treasury securities, $20.0 million of U.S. government agency securities, $4.1 million in mortgage-backed securities and $11.4 million in tax-exempt state and municipal securities.

During 1999, S&T sold $13.8 million of equity securities classified as available for sale. The sales were made in order to maximize returns when market opportunities are presented. Additionally, S&T may receive an exchange of shares relative to mergers; gains and losses are recognized on shares held of acquired institutions in accordance with Emerging Issues Task Force #91-5, Nonmonetary Exchange of Cost-Method Investments (EITF 91-5). The equity securities portfolio is primarily comprised of bank holding companies, as well as preferred and utility stocks to take advantage of the dividends received deduction for corporations. During 1999, the equity portfolio yielded 9.3% on a fully taxable equivalent basis and had unrealized gains at December 31, 1999, net of unrealized losses, of $36.1 million.

S&T's policy for security classification includes U.S. treasuries, U.S. government agencies, mortgage-backed securities, corporate debt securities and marketable equity securities as available for sale. Municipal securities and one corporate debt security are classified as held to maturity. At December 31, 1999, unrealized gains, net of unrealized losses, for securities classified as available for sale were approximately $25.2 million.

Nonearning Assets
Average noninterest earning assets increased $21.6 million in 1999 and $5.8 million in 1998. The 1999 increase can be primarily attributed to a $25.0 million bank-owned life insurance (BOLI) investment entered into during 1999, which provides S&T with other income through increases in the cash surrender value of the BOLI. The 1998 increase can be primarily attributed to an increase in cash and due from banks and in accrued interest receivable on a higher earning asset balance. Cash and due from banks growth is primarily related to increased federal reserve requirements and check clearing balances resulting from demand deposit growth and higher levels of cash management activities for customers.
[CAPTION]

                                     1999                    1998
                                         Loan                    Loan
                             Allowance  Balance    Allowance    Balance
Allowance for Loan Losses     Balance  Percentage   Balance    Percentage
(in millions)

Commercial, mortgage and
  industrial                    $20.1      59%       $16.9         53%
Residential real estate mortgage  0.9      33          1.1         38
Installment                       2.5       8          2.6          9
Unallocated                       3.6       -          6.1          -
 Total                          $27.1     100%       $26.7        100%

Allowance for Loan Losses
The year-end balance in the allowance for loan losses increased to $27.1 million or 1.81% of total loans at December 31, 1999 as compared to $26.7 million or 1.95% of total loans at December 31, 1998.

The adequacy of the allowance for loan losses is determined by management through evaluation of the loss potential on individual nonperforming, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience; and growth and composition of the loan portfolio, as well as other relevant factors.

A quantitative analysis is utilized to support the adequacy of the allowance for loan losses. This analysis includes review of the high and low historical charge-off rates for loan categories, fluctuations and trends in the amount of classified loans and economic factors. Economic factors consider the level of S&T's historical charge-offs that have occurred within the credit's economic life cycle.

Significant to this analysis is the shift in loan portfolio composition to an increased mix of commercial loans. These loans are generally larger in size, and due to our continuing growth, many are not well seasoned. Management relies on its risk rating process to monitor trends which may be occurring relative to commercial loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination of the allowance for loan losses.

Net loan charge-offs totaled $3.5 million in 1999. The balance of nonperforming loans, which includes nonaccrual loans past due 90 days or more, at December 31, 1999, was $3.0 million or 0.20% of total loans. This compares to nonperforming loans of $2.9 million or 0.21% of total loans at December 31, 1998.

Asset quality is a major corporate objective at S&T, and management believes the total allowance for loan losses is adequate to absorb probable loan losses.

Deposits
Average total deposits increased by $71.1 million in 1999 and $57.2 million in 1998. The mix of average deposits in 1999 changed with money market accounts and interest-bearing demand deposits increasing $57.4 million and $8.6 million, respectively, while time deposits and savings accounts decreased $16.5 and $5.1 million, respectively. Noninterest-bearing deposits increased by $26.7 million or 15% in 1999 and were approximately 15% and 14% of total deposits during 1999 and 1998, respectively. Some of the changes can be partially explained by strategic initiatives to increase demand accounts and cash management services. In addition, a new, successful strategy for money market account pricing was implemented in order to make these accounts more competitive with money funds offered at brokerage firms.

Management believes the S&T deposit base is stable and S&T has the ability to attract new deposits, mitigating a funding dependency on volatile liabilities. Special rate deposits of $100,000 and over were 6% and 7% of total deposits during 1999 and 1998, respectively, and primarily represent deposit relationships with local customers in our market area. In addition, S&T has the ability to access both public and private markets to raise long-term funding if necessary. During 1995, S&T issued $25.0 million of retail certificates of deposit through two brokerage firms, further broadening the availability of reasonably priced funding sources. At December 31, 1999, there were $11.5 million of these brokered retail certificates of deposit outstanding.

Borrowings
Average borrowings increased $65.8 million in 1999 and were comprised of securities sold under repurchase agreements (REPOS), federal funds purchased and long-term borrowings at the FHLB. S&T defines REPOS with its retail customers as retail REPOS; wholesale REPOS are those transacted with other banks and brokerage firms with terms normally ranging from one to 14 days.

The average balance in retail REPOS decreased slightly by $0.1 million for 1999 and increased $9.1 million for 1998. The 1998 increase is primarily attributable to new REPO sweep relationships in our Cash Management Department. S&T views retail REPOS as a relatively stable source of funds since most of these accounts are with local, long-term customers.

Wholesale REPOS and federal funds purchased averaged $52.1 million in 1999, a decrease of $35.0 million from the 1998 averages. The increase in core deposits and the availability of reasonably priced long-term borrowings from the FHLB decreased the usage of these types of fundings in 1999.

The interest rate risk of various funding strategies is managed through ALCO. During 1999, ALCO authorized four additional long-term borrowings of $155.0 million at a fixed rate with the FHLB. At December 31, 1999, S&T had long-term borrowings outstanding of $215.6 million at a fixed rate and $69.6 million at an adjustable rate with the FHLB. The purpose of these borrowings was to provide matched fundings for newly originated loans, to mitigate the risk associated with volatile liability fundings, to take advantage of lower cost funds through the FHLB's Community Investment Program and to fund stock buy-backs.

Another ALCO strategy used to manage interest rate risk is the use of interest rate swaps. At December 31, 1999, S&T had notional values totaling $10.0 million in interest rate swaps. S&T pays a fixed rate of 5.3% on these instruments and receives a variable rate based upon the London Interbank Offer Rate. The purpose of these off-balance sheet arrangements is to lock-in funding costs of fixed rate loans.

Trust Assets
The year-end market value balance of the S&T Bank Trust Department assets, which are not accounted for as part of the assets of S&T, decreased 1% in 1999 and increased 12% in 1998. The 1999 decrease was a result of general decreases in the debt and equity markets during the year.

Results of Operations

Year Ended December 31, 1999

Net Income
Net income was a record $41.4 million or $1.51 per diluted earnings per share in 1999, representing a 12% increase from the $38.0 million or $1.35 per diluted earnings per share in 1998. The return on average assets increased to 1.95% for 1999, as compared to 1.90% for 1998. The return on average equity increased to 16.50% for 1999, compared to 14.80% for 1998. Increases to the net interest margin and other revenue contributed significantly to this enhanced earnings performance.

Net Interest Income
On a fully taxable equivalent basis, net interest income increased $4.6 million or 5% for 1999 compared to 1998. The net yield on interest-earning assets decreased slightly to 4.55% in 1999 as compared to 4.61% in 1998. The decline in the net yield on interest-earning assets during 1999 was primarily attributed to the implementation of a bank-owned life insurance program
(BOLI), as well as our continuing share repurchase program that repurchased approximately 834,000 shares of S&T common stock. Net interest income was positively affected by the $123.5 million or 7% increase in average earning assets.

In 1999, average loans increased $106.9 million and average securities increased $11.5 million, comprising most of the earning asset growth. The yields on average loans decreased by 28 basis points and the yields on average securities decreased 12 basis points. Overall funding costs decreased 47 basis points.

Average interest-bearing deposits provided $71.1 million of the funds for the growth in average earning assets, at a cost of 3.98% in 1999 as compared to 4.34% in 1998.

Average increases of $65.8 million in REPOS and other borrowed funds provided additional funding. The cost of these funds decreased 11 basis points during 1999. During 1999, more longer-term borrowings were utilized in order to mitigate interest rate risk.

Also positively affecting net interest income was a $13.3 million increase to average net free funds. Average net free funds are the excess of demand deposits, other noninterest-bearing liabilities and shareholders' equity over nonearning assets.

Maintaining consistent spreads between earning assets and costing liabilities is very significant to S&T's financial performance since net interest income comprised 84% of operating revenue. The level and mix of earning assets and funds are continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet. A variety of asset/liability management strategies was successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

Provision for Loan Losses
The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $4.0 million for 1999 compared to $10.6 million in 1998. The provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio, as determined by the model for the adequacy of the allowance for loan losses.

Credit quality statistics are an important factor in determining the amount of provision expense. Net loan charge-offs totaled $3.5 million for 1999 compared to $4.3 million for 1998. Included in the charge-offs for 1998 is $2.0 million related to a floor plan loan to one automobile dealership. Nonperforming loans to total loans decreased to 0.20% at December 31, 1999. Also affecting the amount of provision expense is loan growth and portfolio composition. Most of the loan growth in 1999 and 1998 is attributable to larger-sized commercial loans.

Noninterest Income
Noninterest income, excluding net security gains, increased $3.2 million or 23% in 1999 compared to 1998. Increases included $0.3 million or 8% in trust income, $0.7 million or 12% in service charges and fees and a $2.2 million or 49% increase in other income. Security gains decreased $7.5 million or 70%.

The increase in trust income was attributable to bankwide incentive programs and expanded marketing efforts designed to develop new trust business and to develop new relationships within the Allegheny County market.

The increase in service charges on deposit accounts was primarily the result of management's continued effort to implement reasonable fees for services performed and to manage closely the collection of these fees, as well as expanding new cash management relationships.

The increase in other income was a result of increased performance for brokerage and insurance commissions, letters of credit fees, covered calls, credit and debit card commissions, mortgage servicing income, as well as BOLI investment income. These areas were the focus of several 1999 strategic initiatives and product enhancements implemented in order to expand this source of revenue.

S&T recognized $5.7 million of gains on equity securities during 1999. $1.3 million was the result of Emerging Issues Task Force #91-5, Nonmonetary Exchange of Cost-Method Investments (EITF 91-5). This accounting pronouncement requires the mark to market of equity securities when an acquisition of the company in which securities are owned occurs. EITF 91-5 gains recognized included $0.7 million from the First Western Bancorp/Sky Financial merger and $0.6 million from the BankBoston/Fleet Boston merger. The remaining security gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented. Offsetting these gains were $2.5 million in losses from the aforementioned restructuring of the available for sale bond portfolio.

Noninterest Expense
Noninterest expense increased $1.5 million or 4% in 1999 compared to 1998. The increase is primarily attributable to increased employment and other expenses. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 41% and 42% in 1999 and 1998, respectively.

Staff expense increased 3% or $0.6 million in 1999. The increase resulted from normal merit increases and higher incentive payouts relative to commercial loan activity and credit insurance sales. Average full-time equivalent staff was 659 in 1999 and 1998.

Other expenses increased 10% or $1.2 million as compared to 1998. This increase included $0.3 million of goodwill related to a branch purchase in the third quarter of 1998, $0.3 million in telephone expense relating to the implementation of a wide area computer communications network and a $0.3 million recovery of a previously charged-off fraud loss in 1998. Other expense increases of $0.3 million were not significant and reflect normal changes due to activity increases, organization expansion, consulting engagements for our fee products and operations areas and fee increases from vendors.

Federal Income Taxes
Federal income tax expense increased $1.8 million to $18.0 million in 1999 as a result of higher pretax income in 1999. The 1999 effective tax rate of 30% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated with Low Income Housing Tax Credit (LIHTC) projects. S&T currently does not incur any alternative minimum tax.

Results of Operations

Year Ended December 31, 1998

Net Income
Net income was $38.0 million or $1.35 per diluted earnings per share in 1998, representing a 15% increase from the $33.4 million or $1.17 per diluted earnings per share in 1997. The return on average assets increased to 1.90% for 1998, as compared to 1.84% for 1997. The return on average equity increased to 14.80% for 1998, compared to 13.71% for 1997. Increases to the net interest margin and other revenue contributed significantly to this enhanced earnings performance.

Net Interest Income
On a fully taxable equivalent basis, net interest income increased $3.2 million or 4% for 1998 compared to 1997. The net yield on interest-earning assets decreased to 4.61% in 1998 as compared to 4.85% in 1997. The decline in the net yield on interest-earning assets during 1998 was primarily attributed to the balance sheet growth with securities, as well as the Modified Dutch Tender Offer earlier this year that repurchased approximately 880,000 shares of S&T common stock. Net interest income was positively affected by $160.2 million or a 9% increase in average earning assets. In 1998, average loans increased $80.3 million and average securities increased $83.8 million, comprising most of the earning asset growth. The yields on average loans increased by seven basis points and the yields on average securities declined by 30 basis points.

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

Maintaining consistent spreads between earning assets and costing liabilities is very significant to S&T's financial performance since net interest income comprised 86% of operating revenue. The level and mix of earning assets and funds are continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet. A variety of asset/liability management strategies was successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

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

The increase in service charges on deposit accounts was primarily the result of management's continued effort to implement reasonable fees for services performed and to manage closely the collection of these fees, as well as the implementation of foreign ATM convenience fees in the fourth quarter of 1997.

The increase in other income was a result of increased performance for brokerage and insurance commissions, letters of credit fees, covered calls, debit card commissions, mortgage servicing income, as well as $0.4 million of nonrecurring gains recognized from oil and gas producing properties that were sold during the third quarter of 1998. These areas were the focus of several 1998 strategic initiatives and product enhancements implemented in order to expand this source of revenue.

S&T recognized $10.7 million of gains on equity securities during 1998. Gains of $5.2 million were the result of EITF 91-5. This accounting pronouncement requires the mark to market of equity securities when an acquisition of the company in which securities are owned occurs. EITF 91-5 gains recognized included $2.6 million from the First Union/ Corestates merger, $0.4 million from the CFX/Peoples Heritage merger and $2.2 million from the First Commonwealth/ Southwest merger. The remaining security gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented.

Noninterest Expense
Noninterest expense decreased $1.2 million or 3% in 1998 compared to 1997. The decrease is primarily attributable to $2.2 million of merger-related and other nonrecurring expenses associated with the acquisition of Peoples Bank of Unity during 1997. Merger-related and other nonrecurring expenses included costs for severance and early retirement programs, the write-off and conversion of data processing systems, as well as legal, accounting and investment banker expenses. Other expenses of $0.9 million were provided for during 1998 and included $0.2 million of consulting fees for the redesigning of retail loan delivery services, $0.3 million for Year 2000 projected costs and $0.3 million of costs associated with the conversion of data processing systems for a branch purchase.

Recurring expenses were relatively flat during 1998 as compared to 1997 and reflect normal activity increases. Severance and early retirement programs were implemented in May 1997 in order to eliminate duplicate positions following post merger restructuring and consolidation of operations. Average full-time equivalent staff decreased from 665 to 659 in 1998. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 42% and 44% in 1998 and 1997, respectively.

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

The principal sources of asset liquidity are cash and due from banks, interest-earning deposits with banks, federal funds, investment securities that mature in one year or less and the market value of securities available for sale. At December 31, 1999, the total of such assets was approximately $646.9 million or 29% of consolidated assets. However, liability liquidity is much more difficult to quantify, but is further enhanced by a stable core deposit base, access to credit lines at other financial institutions and S&T's ability to renew maturing deposits. Certificates of deposit in denominations of $100,000 or more represented 6% of deposits at December 31, 1999 and were outstanding primarily to local customers. S&T's ability to attract deposits and borrowed funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

Beyond the issue of having sufficient sources to fund unexpected credit demands or deposit withdrawals, liquidity management also is an important factor in monitoring and managing interest rate sensitivity issues through ALCO. Through forecast and simulation models, ALCO is also able to project future funding needs and develop strategies for acquiring funds at a reasonable cost.

ALCO uses a variety of measurements to monitor the liquidity position of S&T. These include liquidity gap, net alternative funding resources, net loans to assets, net loans to deposits, volatile liabilities and liquidity ratio. As of December 31, 1999, all of these measurements were in compliance with ALCO policy limitations.

Because the assets and liabilities of S&T are primarily monetary in nature, the presentation and analysis of cash flows in formats prescribed by Financial Accounting Standards Board Statement No. 95 "Statement of Cash Flows" (Statement No. 95) are less meaningful for managing bank liquidity than for other non-financial companies. Funds are typically provided from current earnings, maturity and sales of securities available for sale, loan repayments, deposits and borrowings. The primary uses of funds include new loans, repayment of borrowings, the purchase of securities and dividends to shareholders. The level and mix of sources and uses of funds are constantly monitored and adjusted by ALCO in order to maintain credit, liquidity and interest rate risks within prescribed policy guidelines while maximizing earnings.

ALCO monitors and manages interest rate sensitivity through gap, simulation and duration analyses in order to avoid unacceptable earnings fluctuations due to interest rate changes. S&T's gap model includes certain management assumptions based upon past experience and the expected behavior of customers during various interest rate scenarios. The assumptions include principal prepayments for mortgages, installment loans and CMOs, and classifying the demand, savings and money market balances by degree of interest rate sensitivity. Utilizing the above assumptions results in ratios of interest rate sensitive assets to interest rate sensitive liabilities for the six-month and 12-month intervals ended December 31, 1999 of 0.92% and 0.91%, respectively. Assuming immediate repricings for interest-bearing demand, savings and money market accounts, these ratios would be 0.69% and 0.74%, respectively.

In addition to the gap analysis, S&T performs an earnings sensitivity analysis to identify more dynamic interest rate risk exposures.

An earnings simulation model is used to estimate the effect that specific interest rate changes would have on 12 months of pretax earnings. Derivative financial instruments are included in this exercise. The model incorporates management assumptions regarding the level of interest rate or balance changes on indeterminate maturity deposit products (savings, money market, NOW and demand deposits) for a given level of market rate changes. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Interest rate caps and floors on all products are included to the extent that they become effective in the 12-month simulation period. Additionally, changes in prepayment behavior of the residential mortgage portfolio in each rate environment are captured using management estimates. Finally, the impact of planned growth and anticipated new business activities is factored into the simulation model.

S&T's policy objective is to limit the change in annual pretax earnings to $2.7 million from an immediate and sustained parallel change in interest rates of 200 basis points. As of December 31, 1999 and 1998, respectively, S&T had the following estimated earnings sensitivity profile:
[CAPTION]

                                                 Immediate
                                              Change in Rates
(in millions)                               +200bp        -200bp
1999 Pretax earnings change                $(0.2)          $(1.2)
1998 Pretax earnings change                $(2.1)          $ 0.2

Results of the gradual simulation model, showing changes from current rates by 200 basis points over a 12-month period as of December 31, 1999 and 1998 are presented below.
[CAPTION]

                                                  Gradual
                                             Change in Rates
(in millions)                               +200bp         -200bp
1999 Pretax earnings change                $(0.1)         $ 0.4
1998 Pretax earnings change                $(1.3)         $(0.9)

Capital Resources
Shareholders' equity decreased $19.9 million at December 31, 1999 compared to December 31, 1998. The primary source of equity growth for S&T is earnings retention. Hence, capital growth is a function of net income less dividends paid to shareholders and treasury stock activities.

Net income was $41.4 million and dividends declared to shareholders were $20.6 million for 1999. S&T paid 49% of 1999 net income in dividends, equating to an annual dividend rate of $0.76 per share. The decrease in capital is attributable to the repurchase of approximately 834,000 shares of its common stock during 1999. The repurchase of up to 1,000,000 shares in 1999 was authorized by the S&T Board of Directors. In December 1999, this authorization was extended for 2000 for an additional repurchase of up to 1,000,000 shares. Also affecting capital was a decrease of $23.5 million in unrealized gains on securities available for sale.

On September 21, 1998, the Board of Directors of S&T approved a two-for-one common stock split which was effected in the form of a 100% stock dividend. The new shares were distributed on October 30, 1998 to shareholders of record on October 15, 1998. The split increased the number of shares outstanding to 27,578,220.

The book values of S&T's common stock decreased 5.4% from $9.38 at December 31, 1998 to $8.88 at December 31, 1999, primarily due to the decrease in unrealized holding gains on securities available for sale and by the stock buy-backs during 1999.

S&T continues to maintain a strong capital position with a leverage ratio of 9.9% as compared to the 1999 minimum regulatory guideline of 3%. S&T's risk-based capital Tier 1 and Total ratios were 12.4% and 14.6%, respectively, at December 31, 1999, which places S&T well above the Federal Reserve Board's risk-based capital guidelines of 4% and 8% for Tier 1 and Total, respectively. Included in the total ratio is 45% of the pretax unrealized holding gains on available for sale equity securities as prescribed by banking regulations effective October 1, 1998. In addition, management believes that S&T has the ability to raise additional capital if necessary.

In April 1993, shareholders approved the S&T Incentive Stock Plan (Stock
Plan) authorizing the issuance of a maximum of 1,200,000 shares of S&T's common stock in order to assist in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the shareholders of S&T. On October 17, 1994, the Stock Plan was amended to include outside directors. On April 21, 1997, shareholders approved an amendment to the plan increasing the number of authorized shares to 3,200,000. As of December 31, 1999, 2,187,422 nonstatutory stock options had been granted to key employees and outside directors; 1,119,572 of these options are currently exercisable.

Year 2000
During 1999, S&T completed the process of preparing for the Year 2000 date change. This process involved identifying and remediating date recognition problems in computer systems, software and other operating equipment, working with third parties to address their Year 2000 issues, and developing contingency plans to address potential risks in the event of Year 2000 failures. To date, S&T has successfully managed the transition.

Although considered unlikely, unanticipated problems in S&T's core business processes, including problems associated with noncompliant third parties and disruptions to the economy in general, could still occur despite efforts to date to remediate affected systems and develop contingency plans. Management will continue to monitor all business processes, including interaction with S&T's business customers, vendors and other third parties, throughout 2000 to address any issues and ensure all processes continue to function properly.

Through 1999, the cost of the Year 2000 project totaled approximately $0.3 million. Purchased hardware and software was capitalized in accordance with normal policy. Personnel and all other costs related to the project were expensed as incurred.

Regulatory Matters
S&T and S&T Bank are subject to periodic examinations by one or more of the various regulatory agencies. During 1999, an examination was conducted by the Federal Deposit Insurance Corporation (FDIC). This examination included, but was not limited to, procedures designed to review lending practices, credit quality, liquidity, operations and capital adequacy of S&T and its subsidiaries. No comments were received from the FDIC which would have a material effect on S&T's liquidity, capital resources or operations. S&T's current capital position and results of regulatory examination allow it to pay the lowest possible rate for FDIC deposit insurance.

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

Consolidated Balance Sheets S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

December 31                                          1999              1998
(dollars in thousands, except per share data)
Assets

Cash and due from banks                           $38,663           $48,736
Interest-earning deposits with banks                   54                53
Federal funds sold                                 15,400            19,300
Securities:
  Available for sale                              557,994           568,478
  Held to maturity (market value $17,527
   in 1999 and $23,824 in 1998)                    17,230            23,008
Total Securities                                  575,224           591,486

Loans, net of allowance for loan losses
  of $27,134 in 1999 and $26,677 in 1998        1,469,143         1,339,232
Premises and equipment                             20,678            20,932
Other assets                                       74,911            49,872
Total Assets                                   $2,194,073        $2,069,611

Liabilities

Deposits:
  Noninterest-bearing                          $  219,202        $  215,659
  Interest-bearing                              1,215,863         1,164,404
Total Deposits                                  1,435,065         1,380,063
Securities sold under repurchase agreements       116,009           138,825
Long-term borrowings                              364,062           240,068
Other liabilities                                  39,237            51,018
Total Liabilities                               1,954,373         1,809,974

Shareholders' Equity

Preferred stock, without par value, 10,000,000
  shares authorized and none outstanding                -                 -
Common stock ($2.50 par value)
  Authorized-50,000,000 shares in 1999
     and 1998
  Issued-29,714,038 shares in 1999
     and 1998                                      74,285            74,285
Additional paid-in capital                         21,070            21,234
Retained earnings                                 179,129           158,274
Accumulated other comprehensive income             16,410            39,961
Treasury stock (2,715,221 shares in 1999
  and 2,038,459 shares in 1998, at cost)          (51,194)          (34,117)
Total Shareholders' Equity                        239,700           259,637
Total Liabilities and Shareholders' Equity     $2,194,073        $2,069,611

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

Year Ended December 31                  1999      1998       1997
(dollars in thousands, except
   per share data)
Interest Income

Loans, including fees               $120,333  $115,081   $108,891
Deposits with banks                        4         6          8
Federal funds sold                       543       308        523
Investment securities:
  Taxable                             29,377    29,984     25,421
  Tax-exempt                             942     1,557      2,250
  Dividends                            5,528     4,502      4,008
Total Interest Income                156,727   151,438    141,101

Interest Expense

Deposits                              47,278    49,570     47,966
Securities sold under
   repurchase agreements               6,519     8,968      6,602
Federal funds purchased                  229       383        472
Long-term borrowings                  15,916    10,226      7,227
Other borrowed funds                       -         9         17
Total Interest Expense                69,942    69,156     62,284
Net Interest Income                   86,785    82,282     78,817
Provision for Loan Losses              4,000    10,550      5,000
Net Interest Income After
  Provision for Loan Losses           82,785    71,732     73,817

Noninterest Income

Security gains, net                    3,240    10,722      5,446
Service charges on deposit accounts    6,234     5,548      4,603
Trust fees                             3,936     3,661      3,181
Other                                  6,690     4,487      3,211
Total Noninterest Income              20,100    24,418     16,441

Noninterest Expense

Salaries and employee benefits        22,726    22,086     22,816
Occupancy, net                         2,855     2,759      2,583
Furniture and equipment                2,445     2,688      3,170
Other taxes                            1,540     1,456      1,320
Data processing                        2,256     2,411      2,154
Amortization of intangibles              447       112          -
FDIC assessment                          238       228        240
Other                                 10,983    10,248     10,915
Total Noninterest Expense             43,490    41,988     43,198
Income Before Income Taxes            59,395    54,162     47,060
Applicable Income Taxes               17,977    16,199     13,646
Net Income                          $ 41,418  $ 37,963   $ 33,414

Per Common Share:1
  Net Income-Basic                  $   1.52  $   1.37   $   1.18
  Net Income-Diluted                    1.51      1.35       1.17
  Dividends Declared                    0.76      0.66       0.56

1 Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.


See Notes to Consolidated Financial Statements.
PAGE 32

Consolidated Statements of Changes in Shareholders' Equity
S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

                                                                  Accumulated
                                          Additional                    Other
                      Comprehensive  Common  Paid-In  Retained  Comprehensive  Treasury      Deferred
                             Income   Stock  Capital  Earnings         Income     Stock  Compensation

(dollars in thousands,
except per share data)
Balance at January 1, 1997  $    -  $37,142  $19,044  $157,982        $25,197  $(13,017)        $(230)
Comprehensive Income:
  Net income for 1997       33,414                      33,414
Other comprehensive income,
  net of tax: Unrealized
  gains on securities of
  $23,712 net of reclass-
  ification  adjustment
  for gains included in
  net income of $8,385      15,327                                     15,327
Cash dividends declared
  ($0.56 per share)1                                   (15,689)
Treasury stock acquired
  (138 shares)                                                                       (5)
Treasury stock issued
  (30,277 shares)                                325                                528
Deferred ESOP benefits
  Expense                                                                                     100
Comprehensive Income       $48,741

Balance at December 31, 1997        $37,142  $19,369  $175,707        $40,524  $(12,494)        $(130)
Comprehensive Income:
  Net income for 1998       37,963                      37,963
Other comprehensive income,
 net of tax: Unrealized
 gains on securities of
 $6,718 net of reclass-
 ification  adjustment
 for gains included in
 net income of $7,281         (563)                                      (563)
Cash dividends declared
  ($0.66 per share)                                    (18,253)
Treasury stock acquired
 (1,117,036 shares)                                                             (27,975)
Treasury stock issued
 (510,305 shares)                               (802)                             6,352
Tax Deductibility/Options                      2,667
Deferred ESOP benefits
  expense                                                                                       130
Transfer to reflect
  two-for-one stock split             37,143            (37,143)
Comprehensive Income       $37,400

Balance at December 31, 1998         $74,285  $21,234  $158,274       $39,961  $(34,117)       $  -
Comprehensive Income:
  Net income for 1999       41,418                       41,418
Other comprehensive income,
 net of tax: Unrealized
 losses on securities of
 $20,510 net of reclassi-
 fication  adjustment for
 gains included in
 net income of $3,041      (23,551)                                   (23,551)
Cash dividends declared
  ($0.76 per share)                                     (20,563)
Treasury stock acquired
 (834,207 shares)                                                               (20,007)
Treasury stock issued
  (157,445 shares)                               (684)                            2,930
Tax Deductibility/Options                         520
Comprehensive Income       $17,867

Balance at December 31, 1999         $74,285  $21,070  $179,129       $16,410  $(51,194)       $  -

1 Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.


See Notes to Consolidated Financial Statements.
PAGE 33

Consolidated Statements of Cash Flows
S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

Year Ended December 31                      1999        1998        1997
(dollars in thousands)

Operating Activities
Net Income                              $ 41,418    $ 37,963    $ 33,414
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
   Provision for loan losses               4,000      10,550       5,000
   Provision for depreciation
    and amortization                       2,220       2,158       2,163
   Net amortization of investment
    security premiums                        588         609         675
   Deferred income taxes                   1,228        (807)       (756)
   Securities gains, net                  (3,240)    (10,722)     (5,446)
   Decrease (increase) in interest
    receivable                               451         157      (1,601)
   Increase (decrease) in interest
    payable                                  484        (139)        395
   (Increase) decrease in other assets   (25,338)        776         819
   (Decrease) increase in other
     liabilities                          (1,377)     (2,214)        531
Net Cash Provided by Operating
 Activities                               20,434      38,331      35,194

Investing Activities

Net (increase) decrease in interest-
 earning deposits with banks                  (1)         49           7
Net decrease (increase) in federal
 funds sold                                3,900     (19,300)      6,465
Proceeds from maturities of
 investment securities                     5,778      20,772       3,146
Proceeds from maturities of
 securities available for sale           116,428     192,105     127,344
Proceeds from sales of securities
 available for sale                      268,230      96,233      77,826
Purchases of securities available
 for sale                               (407,755)   (323,130)   (248,077)
Net increase in loans                   (133,911)    (96,456)    (76,919)
Purchases of premises and equipment       (1,892)     (1,933)     (2,042)
Other, net                                   (74)        215        (696)
Net cash acquired in branch acquisition        -      31,604           -
Net Cash Used in Investing Activities   (149,297)    (99,841)   (112,946)

Financing Activities

Net increase in demand, NOW and
 savings deposits                        47,589      81,553        9,105
Net increase (decrease) in
 certificates of deposit                  7,414     (25,213)       5,186
Net (decrease) increase in
 federal funds purchased                      -      (9,325)       8,550
Net (decrease) increase in
 repurchase agreements                  (22,817)    (31,299)      55,919
Proceeds from FHLB long-term
 borrowings                             203,844     120,850       68,600
Payments from FHLB long-term
 Borrowings                             (79,850)    (25,000)     (61,000)
Acquisition of treasury stock           (17,761)    (27,975)          (5)
Exercise of stock options and
 related tax benefit                        520       8,219          853
Cash dividends paid to shareholders     (20,149)    (17,515)     (14,215)
Net Cash Provided by Financing
 Activities                             118,790      74,295       72,993

(Decrease) increase in Cash and
 Cash Equivalents                       (10,073)     12,785       (4,759)
Cash and Cash Equivalents at
 Beginning of Year                       48,736      35,951       40,710
Cash and Cash Equivalents at
 End of Year                           $ 38,663    $ 48,736     $ 35,951

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
S&T Bancorp, Inc. and Subsidiaries

Note A
Accounting Policies

The financial statements of S&T Bancorp, Inc. and subsidiaries (S&T) have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. The more significant accounting policies are described below.

Principles of Consolidation
The consolidated financial statements include the accounts of S&T and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The investment in the subsidiaries is carried at S&T's equity in the underlying net assets.

Securities
Management determines the appropriate classification of securities at the time of purchase. If management has the intent and S&T has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and are stated at cost adjusted for amortization of premiums and accretion of discounts. All obligations of states and political subdivisions and one corporate security are classified as held to maturity. Securities to be held for indefinite periods of time are classified as available for sale and are recorded at market value. All U.S. treasury securities, U.S. government corporations and agencies, collateralized mortgage obligations, all other corporate securities and marketable equity securities are classified as available for sale. Gains or losses on the disposition of securities are based on the specific identification method. S&T does not engage in any securities trading activity.

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

Earnings Per Share
Basic Earnings Per Share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Average shares outstanding for computing basic EPS were 27,168,529, 27,762,801, and 28,263,036 for 1999, 1998 and 1997, respectively. Options, warrants and other potentially dilutive securities are excluded from the basic calculation, but are included in diluted EPS. Average shares outstanding for computing dilutive EPS were 27,366,986, 28,055,142 and 28,618,364 for 1999, 1998 and 1997, respectively. In computing dilutive EPS, average shares outstanding have been increased by the common stock equivalents relating to S&T's outstanding stock options.

Operating Segments
An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, and the operating results of which are reviewed by the chief operating decision maker in the determination of resource allocation and performance. S&T's business activities are currently confined to one segment which is community banking.

Cash Flow Information
S&T considers cash and due from banks as cash and cash equivalents. For the years ended December 31, 1999, 1998 and 1997, cash paid for interest was $69,518,000, $69,295,000 and $60,825,000, respectively. Cash paid during 1999 for income taxes was $14,368,000 compared to $15,567,000 for 1998 and $14,190,000 for 1997.

Mortgage Loan Servicing
Mortgage servicing assets are recognized as separate assets when servicing rights are acquired through purchase or loan originations, when there is a definitive plan to sell the underlying loan. Capitalized mortgage servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans. Capitalized mortgage servicing rights are evaluated for impairment based on the fair value of those rights. In 1999 and 1998, $16.1 million and $10.9 million, respectively, of 1-4 family mortgage loans were sold to the Federal National Mortgage Association (Fannie Mae), and $463,000 and $302,000, respectively, of mortgage servicing rights were capitalized and recorded in other assets.

Reclassification
Amounts in prior years have been reclassed to conform to presentation in 1999. The reclassification had no effect on financial condition or results of operations.

New Accounting Pronouncements
Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), as amended by Financial Accounting Standards Board Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of Statement No. 133" (Statement No. 137), is effective in 2001, and requires measuring and recording the change in fair value of derivative instruments. S&T is currently in the process of evaluating the impact of Statement No. 133. Statement No. 133 is not expected to materially affect S&T's financial position or results of operations.

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

Loan Commitments and Standby Letters of Credit
Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties. Also, unfunded loan commitments relate principally to variable-rate commercial loans, and fees are not normally assessed on these balances.

Estimates of fair value have not been made for items which are not defined as financial instruments, including such items as S&T's core deposit intangibles and the value of its trust operation. S&T believes it is impractical to estimate a representational fair value for these types of assets, which represent significant value to S&T.

The following table indicates the estimated fair value of S&T's financial instruments as of December 31:
[CAPTION]

                                        1999                    1998
                               Estimated    Carrying   Estimated    Carrying
                              Fair Value       Value  Fair Value       Value
(dollars in thousands)
Assets

  Cash                        $   38,717  $   38,717  $   48,789  $   48,789
  Federal funds sold              15,400      15,400      19,300      19,300
  Securities:
   Available for sale            557,994     557,994     568,478     568,478
   Held to maturity               17,527      17,230      23,824      23,008
  Loans                        1,487,385   1,496,277   1,382,029   1,365,909

Liabilities

  Deposits                    $1,436,040  $1,435,065  $1,388,634  $1,380,063
  Securities sold under
   repurchase agreements         116,009     116,009     138,825     138,825
  Long-term borrowings           356,009     364,062     246,397     240,068

Off-Balance Sheet

  Interest rate swaps          $      22    $      -   $     (33)   $      -


Note C
Derivative Financial Instruments

S&T does not extensively use derivative financial instruments. The only type of instrument that S&T utilizes is interest rate swaps.

S&T has one interest rate swap with a notional value totaling $10.0 million, paying a fixed rate and receiving a variable rate. The purpose of this transaction was to provide matched, fixed-rate funding for newly originated loans, and to mitigate the risk associated with volatile liability funding. At December 31, 1999, S&T was paying a fixed rate of 5.3% and receiving a variable rate of 6.2% based upon the London Interbank Offer Rate. Interest rate swaps are not reported in the consolidated balance sheets. Differences between interest received and interest paid is reported as a component of borrowing expense in the consolidated income statement.

Note D

Restrictions on Cash and Due from Bank Accounts
The Board of Governors of the Federal Reserve Bank impose certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged $17,609,000 during 1999.

Note E

Securities

The following table indicates the composition of the securities portfolio at December 31:
[CAPTION]

                                                 Available for Sale
                                                 Gross       Gross
                                 Amortized  Unrealized  Unrealized     Market
1999                                  Cost       Gains      Losses      Value
(dollars in thousands)
Obligations of U.S. government
  corporations and agencies       $345,329      $   86    $ (9,474)  $335,941
Mortgage-backed securities           6,179          12         (21)     6,170
U.S. treasury securities            13,709         417                 14,126
Corporate securities                66,395          11      (1,880)    64,526
Debt securities available
  for sale                         431,612         526     (11,375)   420,763
Marketable equity securities        61,635      42,073      (5,979)    97,729
Other securities                    39,502                             39,502
Total                             $532,749     $42,599    $(17,354)  $557,994

                                                  Held to Maturity
Obligations of states and
  political subdivisions          $ 15,231     $   235    $     (3)  $ 15,463
Corporate securities                 1,999          65                  2,064
Total                             $ 17,230     $   300    $     (3)  $ 17,527


                                                 Available for Sale
                                                 Gross       Gross
                                 Amortized  Unrealized  Unrealized     Market
1998                                  Cost       Gains      Losses      Value
(dollars in thousands)
Obligations of U.S. government
  corporations and agencies       $353,393     $ 4,035     $   (11)  $357,417
Mortgage-backed securities           8,410         305                  8,715
U.S. treasury securities            26,374       1,578                 27,952
Corporate securities                35,902         454          (3)    36,353
Debt securities available
  for sale                         424,079       6,372         (14)   430,437
Marketable equity securities        60,411      55,597        (476)   115,532
Other securities                    22,509                             22,509
Total                             $506,999     $61,969    $   (490)  $568,478

                                                   Held to Maturity
Obligations of states and
  political subdivisions          $ 21,009      $  647               $ 21,656
Corporate securities                 1,999         169                  2,168
Total                            $  23,008     $   816     $     -   $ 23,824


There were $5,833,000, $11,881,000 and $6,031,000 in gross realized gains and $2,593,000, $1,159,000 and $585,000 in gross realized losses in 1999, 1998 and 1997, respectively, relative to securities available for sale.

The amortized cost and estimated market value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of the underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments. [CAPTION]

                                                Amortized        Market
Available for Sale                                   Cost         Value
(dollars in thousands)
Due in one year or less                        $   14,211     $  14,327
Due after one year through five years             237,060       230,604
Due after five years through 10 years             177,933       173,437
Due after 10 years                                  2,408         2,395
Total                                           $ 431,612     $ 420,763

                                                Amortized        Market
Held to Maturity                                     Cost         Value

Due in one year or less                         $   2,907     $   2,928
Due after one year through five years              12,846        13,104
Due after five years through 10 years               1,477         1,495
Total                                          $   17,230     $  17,527

At December 31, 1999 and 1998, securities with principal amounts of $317,979,000 and $295,286,000, respectively, were pledged to secure repurchase agreements and public and trust fund deposits.

Note F
Loans

The following table indicates the composition of the loan portfolio at December 31:
[CAPTION]

                                      1999             1998
(dollars in thousands)
Real estate-construction         $  94,786        $  87,246
Real estate-mortgages:
  Residential                      466,881          492,570
  Commercial                       527,970          407,445
Commercial and industrial          302,877          265,297
Consumer installment               103,763          113,351
Gross Loans                     $1,496,277       $1,365,909
Allowance for loan losses          (27,134)         (26,677)
Net Loans                       $1,469,143       $1,339,232

The following table presents changes in the allowance for loan losses for the year ended December 31:
[CAPTION]

                                   1999        1998        1997
(dollars in thousands)
Balance at beginning of year $   26,677   $  20,427   $  18,729
Charge-offs                      (7,002)     (5,999)     (4,481)
Recoveries                        3,459       1,699       1,179
Net charge-offs                  (3,543)     (4,300)     (3,302)
Provision for loan losses         4,000      10,550       5,000
Balance at end of year       $   27,134  $   26,677   $  20,427

The Bank has granted loans to certain officers and directors of S&T as well as certain affiliates of the officers and directors in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate dollar amounts of these loans were $43,478,000 and $40,862,000 at December 31, 1999 and 1998, respectively.
During 1999, $50,543,000 of new loans were funded and repayments totaled $47,927,000.

The principal balances of loans on nonaccrual were $2,987,000 and $2,933,000 at December 31, 1999, and 1998, respectively. At December 31, 1999, there were no commitments to lend additional funds on nonaccrual loans. Other real estate owned, which is included in other assets, was $291,000 at December 31, 1999 and $721,000 at December 31, 1998.

The following table represents S&T's investment in loans considered to be impaired and related information on those impaired loans:
[CAPTION]

                                            	1999	         1998	         1997
(dollars in thousands)
Recorded investment in loans
  considered to be impaired           $11,602,000    $3,391,000    $1,869,000
Loans considered to be impaired
  that were on a nonaccrual basis               -             -             -
Allowance for loan losses related
  to loans considered to be
  impaired                                 73,000       133,000       914,000
Average recorded investment in
  impaired loans                        5,948,000     2,927,000     6,329,000
Total interest income recognized
  on impaired loans                     1,271,000       674,000       656,000
Interest income on impaired loans
  recognized on a cash basis            1,107,000       605,000             -

Note G

Premises and Equipment

The following table is a summary of the premises and equipment accounts at December 31:
[CAPTION]

                                		1999           	1998
(dollars in thousands)
Land                         $   3,048       $   3,026
Premises                        18,705          18,619
Furniture and equipment         15,006          13,568
Leasehold improvements           3,015           2,973
                                39,774          38,186
Accumulated depreciation       (19,096)        (17,254)
Total                       $   20,678      $   20,932


Certain banking facilities and equipment are leased under short-term lease arrangements expiring at various dates to the year 2009. All such leases are accounted for as operating leases. Rental expense for premises and equipment amounted to $1,266,000, $1,497,000 and $1,215,000 in 1999, 1998 and 1997,
respectively. Minimum annual rentals for each of the years 2000-2004 are approximately $578,000, $449,000, $227,000, $227,000, and $228,000,
respectively, and $633,000 for the years thereafter. Included in the above are leases entered into with two directors of for which rental expense totaled $397,751, $338,921 and $348,497 in 1999, 1998 and 1997, respectively.

Note H

Deposits

The following table indicates the composition of deposits at December 31:
[CAPTION]

                                          1999             1998
(dollars in thousands)
Noninterest-bearing demand           $ 219,202        $ 215,659
Interest-bearing demand                120,211          123,387
Money market                           295,258          239,349
Savings                                159,797          168,485
Time deposits                          640,597          633,183
Total                               $1,435,065       $1,380,063

 The aggregate of all time deposits over $100,000 amounted to $85,649,000 and $91,173,000 for December 31, 1999 and 1998, respectively.

The following table indicates the scheduled maturities of time deposits at December 31:
[CAPTION]

                                     1999             1998
(dollars in thousands)
Due in one year                  $329,870         $386,960
Due in one to two years           122,773          143,355
Due in two to three years         123,762           34,499
Due in three to four years         34,099           26,005
Due in four to five years          19,230           26,430
Due after five years               10,863           15,934
Total                            $640,597         $633,183


Note I
Long-Term Borrowings

The following table is a summary of long-term borrowings with the Federal Home Loan Bank (FHLB):
[CAPTION]

                                     1999                1998
                                          Average               Average
                                Balance      Rate    Balance       Rate
(dollars in thousands)
Due in one year                $ 19,600      5.93%  $      -          -%
Due in one to two years          55,000      5.90     19,600       5.08
Due in two to three years        40,000      6.27     30,000       6.02
Due in three to four years       86,000      5.75     61,000       5.19
Due in four to five years        51,500      6.18     25,000       5.18
Due after five years             33,118      5.35     44,618       5.61
Total                          $285,218      5.89%  $180,218       5.42%

The purpose of these borrowings was to match-fund selected new loan originations, to mitigate interest rate sensitivity risks and to take advantage of discounted borrowing rates through the FHLB for community investment projects.

S&T pledged all 1-4 family and multi-family mortgage loans as collateral for any current or future FHLB borrowings. The total carrying amount of these pledged loans was $396,639,000 at December 31, 1999.

At December 31, 1999 and 1998, S&T had long-term repurchase agreement borrowings totaling $78,844,000 and $59,850,000, respectively, at a weighted average fixed rate of 5.58% and 6.20%, respectively, which mature in five years. The purpose of these borrowings was to lock in fixed-rate fundings to mitigate interest rate risk.

Note J

Short-Term Debt

Federal funds purchased and securities sold under repurchase agreements (REPOS) generally mature within one to 14 days from the transaction date. S&T defines REPOS with its retail customers as retail REPOS, and wholesale REPOS are those transacted with other financial institutions.

Information concerning federal funds purchased and REPOS is summarized as follows:
[CAPTION]

                                                1999             1998
(dollars in thousands)
Average balance during the year             $142,852         $177,968
Average interest rate during the year           4.72%            5.29%
Maximum month-end balance during the year   $212,361         $251,030
Average interest rate at year-end               5.06%            4.63%


Note K

Dividend and Loan Restrictions
Certain restrictions exist regarding the ability of S&T Bank to transfer funds to S&T in the form of dividends and loans. Dividends that may be paid by S&T Bank to S&T are limited to the retained earnings of S&T Bank which amounted to $103,557,000 at December 31, 1999. The amount of dividends that may be paid to S&T is further restricted by regulatory guidelines concerning minimum capital requirements.

Federal law prohibits S&T from borrowing from S&T Bank unless such loans are collateralized by specific obligations. Further, such loans are limited to 10% of S&T Bank's capital and additional paid-in capital, as defined. At December 31, 1999, the maximum amount available for transfer from S&T Bank to S&T in the form of loans and dividends approximated 45% of consolidated net assets.

Note L

Litigation
S&T, in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of these legal proceedings.

Note M

Financial Instruments and Credit Risk
S&T, in the normal course of business, commits to extend credit and issues standby letters of credit. The obligations are not recorded in S&T's financial statements. Loan commitments and standby letters of credit are subject to S&T's normal credit underwriting policies and procedures and generally require collateral based upon management's evaluation of each customer's financial condition and ability to satisfy completely the terms of the agreement. S&T's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral. Unfunded loan commitments totaled $440,400,000 and $372,450,000 at December 31, 1999 and 1998,
respectively; and obligations under standby letters of credit totaled $140,642,000 and $78,490,000 at December 31, 1999 and 1998, respectively.

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

Note N

Income Taxes
Income tax expense (credits) for the year ended December 31 are comprised of:
[CAPTION]

                           1999      1998      1997
(dollars in thousands)
Current                 $16,749   $17,006   $14,402
Deferred                  1,228      (807)     (756)
Total                   $17,977   $16,199   $13,646


The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The statutory to effective tax rate reconciliation for the years ended December 31 is as follows:
[CAPTION]

                                    1999     1998     1997
(dollars in thousands)
Statutory tax rate                    35%      35%      35%
Tax-exempt interest income
  and dividend exclusion              (3)      (3)      (4)
Low income housing tax credits        (2)      (2)      (2)
Effective tax rate                    30%      30%      29%


Income taxes applicable to security gains were $1,134,000 in 1999, $3,753,000 in 1998 and $1,906,000 in 1997.

Significant components of S&T's temporary differences were as follows at December 31:
[CAPTION]

                                               1999          1998
(dollars in thousands)
Deferred tax liabilities:
  Net unrealized holding gains
   on securities available for sale       $ (8,836)     $(21,518)
  Fixed assets                                (621)         (644)
  Accretion on acquired loans                 (326)         (559)
  Prepaid pension                             (119)         (166)
  Prepaid hospitalization                     (102)         (102)
  Market-to-market adjustments              (2,307)       (1,825)
  Point recognition                         (1,872)         (830)
Total deferred tax liabilities             (14,183)      (25,644)
Deferred tax assets:
  Allowance on loan losses                   9,287         9,127
  Loan fees                                    627           558
  Interest expense on increasing rate CDs       17           114
  Deferred compensation                        850           799
  Goodwill                                     273           312
  Other                                         55           206
Total deferred tax assets                   11,109        11,116
Net deferred tax liability                $ (3,074)     $(14,528)

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

The following table summarizes the components of net periodic pension expense for the Bank's defined benefit plan:
[CAPTION]

                                     1999        1998        1997
(dollars in thousands)
Service cost-benefits earned
   during the period              $ 1,121    $  1,068    $  1,103
Interest cost on projected
   benefit obligation               1,604       1,489       1,378
Expected return on plan assets     (2,556)     (2,070)     (1,774)
Net amortization and deferral         (35)        (14)        (16)
Net periodic pension expense       $  134     $   473     $   691

The following tables summarize the activity in the benefit obligation and plan assets:
[CAPTION]

                                                 1999         1998
(dollars in thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year      $ 25,171     $ 23,385
Service cost                                    1,121        1,068
Interest cost                                   1,604        1,489
Plan participants' contributions                   43          166
Actuarial (gain)/loss                          (1,884)         101
Benefits paid                                  (1,055)      (1,038)
Benefit obligation at end of year            $ 25,000     $ 25,171

Change in Plan Assets

Fair value of plan assets at
   beginning of year                        $ 28,897      $ 26,043
Actual return on plan assets                   3,158         2,992
Employer contributions                             -           734
Plan participants' contributions                  43           166
Benefits paid                                 (1,055)       (1,038)
Fair value of plan assets at end of year    $ 31,043      $ 28,897


The following table sets forth the plan's funded status and the accrued pension cost in the consolidated balance sheets at December 31:
[CAPTION]

                                             		1999          	1998
(dollars in thousands)
Benefit obligation at beginning of year    $(25,000)      $(25,171)
Fair value of plan assets at end of year     31,043         28,897
Funded status                                 6,043          3,726
Unrecognized net gain                        (5,683)        (3,216)
Unamortized prior service cost                   70             77
Balance of initial unrecognized net asset       (29)           (51)
Prepaid pension cost included in other
  assets                                    $   401        $   536

Below are actuarial assumptions used in accounting for the plan:
[CAPTION]

                                                        1999    1998   1997
Weighted-average discount rate                           7.0%    6.5%   6.5%
Rate of increase in future compensation levels           5.0     5.0    5.0
Expected long-term rate of return on plan assets         9.0     8.0    8.0

S&T also has a supplemental retirement plan (SERP) for certain key employees. The SERP is unfunded. The balances of the actuarial present values of projected benefit obligations related to the SERP are $2,136,000 and $2,249,000 at December 31, 1999 and 1998, respectively. Accrued pension costs related to the SERP were $2,114,000 and $1,971,000 at December 31, 1999 and 1998. Net periodic pension cost related to the SERP was $224,000, $244,000 and $499,000 at December 31, 1999, 1998 and 1997, respectively. The actuarial assumptions are the same as those used in the previous tables.

The Bank maintains a Thrift Plan (Plan) in which substantially all employees are eligible to participate. The Bank makes matching contributions to the Plan up to 3% of participants' eligible compensation and may make additional profit-sharing contributions as limited by the Plan. Contributions to the Plan have been cash or unallocated Employee Stock Option Plan (ESOP) shares. Expense related to these contributions amounted to $1,328,000, $813,000 and $990,000 in 1999, 1998 and 1997, respectively.

On December 30, 1988, S&T had sold 560,000 shares of treasury stock to the recently concluded ESOP for $2,800,000. The ESOP covered substantially all regular full-time employees. At December 31, 1999 and 1998, the ESOP had no unallocated shares remaining.

Note P

Incentive Stock Plan and Dividend Reinvestment Plan
S&T adopted an Incentive Stock Plan in 1992 (Stock Plan) that provides for granting incentive stock options, nonstatutory stock options and stock appreciation rights (SARs). On October 17, 1994, the Stock Plan was amended to include outside directors. The Stock Plan covers a maximum of 3,200,000 shares of S&T common stock and expires ten years from the date of board approval. At December 31, 1999, 2,187,422 nonstatutory stock options had been granted under the stock plan.

Each year S&T has granted nonstatutory stock options at exercise prices equal to the fair market value of S&T common stock on the grant date.

Stock options granted under the Stock Plan are not exercisable before a six-month vesting period or after ten years from the date of grant. There were no SARs issued or outstanding at December 31, 1999 and 1998. The following table summarizes the changes in the nonstatutory stock options outstanding during 1999, 1998 and 1997:
[CAPTION]

                                   1999                      1998                   1997
                                      Weighted                 Weighted               Weighted
                                       Average                  Average                Average
                               Number   Option         Number    Option       Number    Option
                            of Shares    Price      of Shares     Price    of Shares     Price
Outstanding at beginning
  of year                   1,280,572   $19.08      1,457,822    $14.21    1,112,000   $12.06
  Granted                     315,800    22.88        334,800     27.75      372,822    20.38
  Exercised                  (157,400)   14.64       (510,250)    10.90      (27,000)   10.66
  Forfeited                    (3,600)   27.75         (1,800)    20.38            -        -
Outstanding at end of year  1,435,372   $20.41      1,280,572    $19.08    1,457,822   $14.21
Exercisable at end of year  1,119,572   $19.72        945,772    $16.01    1,085,000   $12.10

The following table summarizes the range of exercise prices at December 31:
[CAPTION]

                     1999                                   1998                                 1997
                             Contractual                          Contractual                          Contractual
           Shares  Exercise    Remaining        Shares  Exercise    Remaining        Shares  Exercise    Remaining
      Outstanding     Price  Life (Years)  Outstanding     Price  Life (Years)  Outstanding     Price  Life (Years)
1992            -         -             -            -         -            -        80,000    $ 6.82       5
1993            -         -             -            -         -            -       124,000      8.63       6
1994       84,400    $ 9.50             5      121,650    $ 9.50            6       227,000      9.50       7
1995      180,650     13.13             6      214,200     13.13            7       324,000     13.13       8
1996      192,500     15.44             7      254,500     15.44            8       330,000     15.44       9
1997      331,422     20.38             8      355,422     20.38            9       372,822     20.38      10
1998      330,600     27.75             9      334,800     27.75           10             -         -       -
1999      315,800     22.88            10            -         -            -             -         -       -
Total   1,435,372    $20.41           8.1    1,280,572    $19.08          8.4     1,457,822    $14.21     8.2

Options are granted in December and have a six-month vesting period and a ten-year contractual life.

S&T accounts for stock options in accordance with APB 25. The following proforma information regarding net income and earnings per share assumes the adoption of Statement No. 123 for stock options granted subsequent to December 31, 1994. (Disclosure is not required for options granted prior to 1995). The estimated fair value of the options is amortized to expense over the option and vesting period. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 6.19%, 4.45% and 5.77%; a dividend yield of 3.5%, 2.7% and 3%; volatility factors of the expected market price of S&T's common stock of
 .270, .226 and .182; and a weighted-average expected life of five years. [CAPTION]

                                            1999        1998       1997
(dollars in thousands except per share data)
Proforma net income                      $40,182     $37,030    $32,845
Proforma earnings per share-Basic           1.48        1.33       1.16
Proforma earnings per share-Diluted         1.47        1.32       1.15

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

S&T also sponsors a dividend reinvestment plan (Dividend Plan) whereby shareholders may purchase shares of S&T common stock at market value with reinvested dividends and voluntary cash contributions. American Stock Transfer and Trust Company, the plan administrator and transfer agent, purchases the shares on the open market to fulfill the Dividend Plan's needs.

Note Q

S&T Bancorp, Inc. (parent company only)
Condensed Financial Information
[CAPTION]

Balance Sheets at December 31:                         1999         1998
(dollars in thousands)
Assets

Cash                                               $     23      $   409
Investments in:
  Bank subsidiary                                   146,496      159,245
  Nonbank subsidiaries                               95,389      102,301
Total Assets                                       $241,908     $261,955

Liabilities

Dividends payable                                  $  5,396     $  4,980
Other liabilities                                    (3,188)      (2,662)
Total Liabilities                                     2,208        2,318
Total Shareholders' Equity                          239,700      259,637
Total Liabilities and Shareholders' Equity         $241,908     $261,955

[CAPTION]

Statements of Income for the
  year ended December 31:                  1999        1998        1997
(dollars in thousands)
Dividends from bank subsidiary         $ 20,565    $ 18,253    $ 15,689
Investment income                            60          84          60
Income before equity in
   undistributed net income
   of subsidiaries                       20,625      18,337      15,749
Equity in undistributed net income of:
  Bank subsidiary                        13,517       9,919      13,316
  Nonbank subsidiaries                    7,276       9,707       4,349
Net Income                             $ 41,418    $ 37,963    $ 33,414

Statements of Cash Flows for the year ended December 31:
[CAPTION]

                                           1999         1998         1997
(dollars in thousands)
Operating Activities

Net Income                              $ 41,418     $ 37,963      $33,414
  Equity in undistributed net
    income of subsidiaries               (22,208)     (21,069)     (19,640)
  Change in other assets/liabilities        (526)      (2,662)           -
Total Provided by Operating Activities    18,684       14,232       13,774

Investing Activities

  Distributions from (to) bank
    Subsidiaries                          18,320       23,431       (2,914)
Total Provided (Used) in Investing
    Activities                            18,320       23,431       (2,914)

Financing Activities

  Dividends                              (20,149)     (17,515)     (14,215)
  (Acquisition) sale of treasury stock   (17,241)     (19,758)         848
Total Used in Financing Activities       (37,390)     (37,273)     (13,367)
(Decrease) increase in Cash                 (386)         390       (2,507)
Cash at Beginning of Year                    409           19        2,526
Cash at End of Year                      $    23      $   409      $    19

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

Quantitative measures established by regulation to ensure capital adequacy require S&T to maintain minimum amounts and ratios of Tier I and Total capital to risk-weighted assets and of Tier I capital to average assets. As of December 31, 1999 and 1998, S&T meets all capital adequacy requirements to which it is subject.

To be classified as well capitalized, S&T must maintain minimum Tier I risk-
based, Total risk-based and Tier I 	leverage ratios as set forth in the table
below:
[CAPTION]

                                                                   To Be Well
                                           For Capital      Capitalized Under
                                              Adequacy      Prompt Corrective
                            Actual            Purposes      Action Provisions
                            Amount  Ratio    Amount  Ratio      Amount  Ratio
(dollars in thousands)
As of December 31, 1999:
 Total Capital            $255,385  14.59%  $140,057  8.00%  $175,071  10.00%
 (to Risk Weighted Assets)
 Tier I Capital            217,194  12.41     70,028  4.00    105,043   6.00
 (to Risk Weighted Assets)
 Tier I Capital            217,194   9.90     87,785  4.00    109,731   5.00
 (to Average Assets)
As of December 31, 1998:
 Total Capital            $231,159  15.98%  $120,163  8.00%  $150,204  10.00%
 (to Risk Weighted Assets)
 Tier I Capital            212,975  14.73     60,081  4.00     90,122   6.00
 (to Risk Weighted Assets)
 Tier I Capital            212,975  10.68     79,781  4.00     99,727   5.00
 (to Average Assets)

The most recent notification from the Federal Deposit Insurance Corporation categorized S&T Bank as well capitalized under the regulatory framework for corrective action. At December 31, 1999, S&T Bank's Tier I and Total capital ratios were 9.03% and 10.29%, respectively, and Tier I capital to average assets was 7.08%. At December 31, 1998, S&T Bank's Tier I and Total capital ratios were 10.42% and 11.68%, respectively, and Tier I capital to average assets was 7.48%.

Report of Ernst & Young LLP, Independent Auditors
S&T Bancorp, Inc. and Subsidiaries

Shareholders and Board of Directors
S&T Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries (S&T) as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of S&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of S&T Bancorp, Inc. and subsidiaries at December 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
January 14, 2000

Stock Prices and Dividend Information
Selected Financial Information
S&T Bancorp, Inc. and Subsidiaries

Stock Prices and Dividend Information

S&T Bancorp, Inc.'s common stock is listed on the Nasdaq National Market System (Nasdaq). The range of sales prices for the years 1999 and 1998 are as follows and are based upon information obtained from Nasdaq. As of the close of business January 26, 2000, there were 3,218 shareholders of record of S&T Bancorp, Inc. Dividends paid by S&T are provided from the Bank's dividends to S&T. In addition, the payment of dividends by the Bank to S&T is subject to the restrictions described in Note K to the Consolidated Financial Statements. The cash dividends declared shown below represent the historical per share amounts for S&T Bancorp, Inc. common stock.

[CAPTION]

                  Price Range of Common Stock

1999                     Low      High             Cash Dividends Declared
Fourth Quarter      $  21.63  $  24.63                   $   0.20
Third Quarter          21.94     26.00                       0.19
Second Quarter         20.88     26.88                       0.19
First Quarter          19.00     29.00                       0.18

1998
Fourth Quarter      $  24.00  $  29.50                   $   0.18
Third Quarter          23.38     28.75                       0.17
Second Quarter         25.38     28.38                       0.17
First Quarter          20.88     28.88                       0.15


Selected Financial Information
[CAPTION]

Year Ended December 31:        1999      1998      1997      1996      1995
(dollars in thousands, except per share data)
Income Statements
Interest income            $156,727  $151,438  $141,101  $132,442  $127,020
Interest expense             69,942    69,156    62,284    58,589    57,677
Provision for loan losses     4,000    10,550     5,000     5,175     4,220
Net interest income after
  provision for loan losses  82,785    71,732    73,817    68,678    65,123
Noninterest income           20,100    24,418    16,441    11,997     9,147
Noninterest expense          43,490    41,988    43,198    42,398    40,276
Income before income taxes   59,395    54,162    47,060    38,277    33,994
Applicable income taxes      17,977    16,199    13,646    10,036     9,152
Net income                 $ 41,418  $ 37,963  $ 33,414  $ 28,241  $ 24,842
Per Share Data1

Net income-Basic           $   1.52  $   1.37  $   1.18  $   1.00  $   0.87
Net income-Diluted             1.51      1.35      1.17      1.00      0.87
Dividends declared             0.76      0.66      0.56      0.47      0.37
Book value                     8.88      9.38      9.20      8.01      7.50

1 Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.

Selected Financial Data
Quarterly Selected Financial Data
S&T Bancorp, Inc. and Subsidiaries

Selected Financial Data
Balance Sheet Totals (period end):
[CAPTION]

Year Ended December 31:        1999       1998       1997       1996       1995
(dollars in thousands)
Total assets             $2,194,073 $2,069,611 $1,920,291 $1,787,045 $1,689,728
Securities                  575,224    591,486    568,220    500,061    492,236
Net loans                 1,469,143  1,339,232  1,253,326  1,181,407  1,086,317
Total deposits            1,435,065  1,380,063  1,284,658  1,270,367  1,216,547
Securities sold under
 repurchase agreements      116,009    138,825    170,124    114,205    122,794
Other liabilities           403,299    291,086    205,391    176,355    136,333
Total shareholders' equity  239,700    259,637    260,118    226,118    214,054


Quarterly Selected Financial Data
[CAPTION]

                                                1999                                1998
                               Fourth      Third     Second      First     Fourth      Third     Second      First
                              Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter

(dollars in thousands, except per share data)
Summary of Operations
Income Statements:
Interest income            $   41,318 $   39,829 $   38,239 $   37,341 $   38,373  $  38,345 $   37,548  $  37,172
Interest expense               19,119     17,926     16,636     16,261     17,500     17,577     17,247     16,832
Provision for loan losses       1,000      1,000      1,000      1,000      2,500      2,000      4,000      2,050
Net interest income after
  provision for loan losses    21,199     20,903     20,603     20,080     18,373     18,768     16,301     18,290
Noninterest income              4,937      5,407      4,481      5,275      6,318      4,328      8,326      5,446
Noninterest expense            10,927     11,234     10,513     10,816     10,730      9,623     11,049     10,586
Income before income taxes     15,209     15,076     14,571     14,539     13,961     13,473     13,578     13,150
Applicable income taxes         4,559      4,592      4,422      4,404      4,188      3,971      4,131      3,909
Net income                 $   10,650 $   10,484 $   10,149 $   10,135 $    9,773 $    9,502 $    9,447 $    9,241
Per Share Data1
Net income-Diluted          $    0.39  $    0.38  $    0.37  $    0.37  $    0.35  $    0.34  $    0.34  $    0.33
Dividends declared               0.20       0.19       0.19       0.18       0.18       0.17       0.17       0.15
Book value                       8.88       8.96       9.13       9.02       9.38       9.11       9.03       9.06
Average Balance Sheet Totals
Total assets               $2,194,619 $2,148,108 $2,093,615 $2,042,623 $2,048,886 $2,003,268 $1,980,861 $1,946,261
Securities                    594,391    602,717    583,256    573,108    540,872    539,118    528,492    516,558
Net loans                   1,448,496  1,404,516  1,379,703  1,342,657  1,327,705  1,297,881  1,278,235  1,261,066
Total deposits              1,425,049  1,407,878  1,390,027  1,366,708  1,368,104  1,330,045  1,316,782  1,292,547
Securities sold under
  repurchase agreements       112,403    147,688    164,525    129,010    141,065    162,655    209,176    171,371
Other liabilities             409,087    344,542    288,651    289,297    280,921    258,007    199,712    222,603
Total shareholders' equity    248,080    248,000    250,412    257,608    258,796    252,561    255,191    259,740

1 Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.