Form 10-K, Exhibit 13
period 2000-12-31
S&T BANCORP INC
filed 2001-03-26
CIK 719220

Management's Discussion and Analysis of
Financial Condition and Results of Operations
S&T Bancorp, Inc. and Subsidiaries

Financial Condition
The $143.5 million growth of average earning assets in 2000 was primarily the result of an excellent lending year for S&T Bancorp, Inc.(S&T), combined with increases in the investment portfolio. During 2000, average loan balances increased by $127.0 million, and average securities and federal funds increased $16.4 million. The funding for this loan and security growth was provided by a $78.6 million increase in average deposits, a $52.0 million increase in average borrowings and an increase of $3.0 million in average earnings retained.
[CAPTION]

                                      2000                 1999
                               Average     Loan     Average     Loan
                                 Loan    Balance     Loan      Balance
(in millions)                  Balance  Percentage  Balance   Percentage
Commercial, mortgage and
  industrial                  $  983.7      64%    $  841.6     59%
Residential real estate
  mortgage                       470.3      30        472.9     33
Installment                       94.9       6        107.4      8
Total Loans                   $1,548.9     100%    $1,421.9    100%


Lending Activity
Average loans at December 31, 2000 were $1.5 billion, a $127.0 million or 8.9% increase from December 31, 1999. The increases in average loans for 1999 were $106.9 million. Changes in the composition of the average loan portfolio during 2000 included increases of $142.1 million of commercial loans and $10.3 million of home equity loans, offset by decreases of $12.9 million of residential mortgages and $12.5 million in installment loans. Composition changes included decreases from the effects of $5.2 million of 1-4 family mortgage loans and $13.4 million of commercial loans that were sold or participated in 2000.

Average commercial, mortgage and industrial loans currently comprise 64% of the loan portfolio. Although commercial loans can be an area of higher risk, management believes these risks are mitigated by underwriting guidelines and ongoing review by loan administration.

Residential mortgage lending continued to be a strategic focus for 2000 through the establishment of a centralized mortgage origination department, product redesign, secondary market activities and the utilization of commission compensated originators. Management believes that if a downturn in the local residential real estate market occurs, the impact of declining values on the real estate loan portfolio will be negligible because of S&T's conservative mortgage lending policies for portfolio loans which generally require a maximum term of 20 years for fixed rate mortgages, a maximum term of 30 years for adjustable rate mortgages and private mortgage insurance for loans with less than a 20% down payment. Adjustable rate mortgages with repricing terms of one, three and five years comprised 19% of the residential mortgage portfolio in 2000.

Much of the decline in average residential loans was due to more active participation in the secondary mortgage markets and reduced market demand. S&T periodically sells longer-term, lower yielding 1-4 family mortgages to the Federal National Mortgage Association (Fannie Mae). The rationale for these sales is to mitigate interest rate risk associated with holding long-term residential mortgages in the loan portfolio, to generate fee revenue from servicing, and still maintain the primary customer relationship. During 2000, S&T sold $5.2 million of 1-4 family mortgages to Fannie Mae. Fees and gains from mortgage servicing activities were $0.3 million in 2000. S&T will continue to sell longer-term loans to Fannie Mae in the future on a selective basis, especially during periods of lower interest rates.

Installment loan decreases were primarily associated with significantly lower volumes in the indirect auto loan category and S&T's strategy to continue to focus resources toward origination's of direct installment loans and home equity loans. Pricing pressures were unusually intense in the indirect auto loan market during the last few years, and the decision was made to exit this line of business and allow the portfolio to amortize through normal payments and payoffs. Home equity loans increased $10.3 million during 2000 as compared to the 1999 full year average.

Loan underwriting standards for S&T are established by a formal policy administered by the S&T Bank Credit Administration Department, and are subject to the periodic review and approval of the S&T Bank Board of Directors.

Rates and terms for commercial real estate and equipment loans normally are negotiated, subject to such variables as economic conditions, marketability of collateral, credit history of the borrower and future cash flows. The loan to value policy guideline for commercial real estate loans is generally 75%-80%.

The residential, first lien, mortgage loan to value policy guideline is 80%. higher loan to value loans can be approved with the appropriate private mortgage insurance coverage. Second lien positions are sometimes incurred with home equity loans, but normally only to the extent that the combined credit exposure for both first and second liens does not exceed 100% loan to value.

A variety of unsecured and secured installment loan and credit card products is offered by S&T. However, the majority of the installment loan portfolio is automobile loans. Loan to value guidelines for direct loans are 90%-100% of invoice for new automobiles and 80%-90% of National
Automobile Dealer Association (NADA) value for used automobiles.

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

Security Activity
Average securities increased $5.9 million in 2000 and $11.5 million in 1999. During 2000 and 1999, S&T's bond portfolio was restructured with sales and maturities of $78.2 million and $238.7 million, respectively, of U.S. government agency securities classified as available for sale. The proceeds were reinvested in order to extend potential call dates. Interest rate risk associated with these strategies is managed and monitored through S&T's Asset Liability Committee (ALCO).

The largest components of the 2000 increase included $11.9 million in other corporate securities, $4.6 million in corporate equities and $9.7 million in Federal Home Loan Bank (FHLB) stock. The FHLB stock is a membership and borrowing requirement. Offsetting these increases are decreases of $7.6 million in U.S. treasury securities, $8.1 million of U.S. government agency securities, $1.2 million in mortgage-backed securities and $3.4 million in tax-exempt state and municipal securities.

During 2000, S&T sold $27.2 million of equity securities classified as available for sale. The sales were made in order to maximize returns when market opportunities are presented. Additionally, S&T may receive an exchange of shares relative to mergers; gains and losses are recognized on shares held of acquired institutions in accordance with Emerging Issues
Task Force #91-5, Nonmonetary Exchange of Cost-Method Investments
(EITF 91-5). The equity securities portfolio is primarily comprised of bank holding companies, as well as preferred and utility stocks to take advantage of the dividends received deduction for corporations. During 2000, the equity portfolio yielded 9.4% on a fully taxable equivalent basis and had unrealized gains at December 31, 2000, net of unrealized losses, of $46.7 million.

S&T's policy for security classification includes U.S. treasuries, U.S. government agencies, mortgage-backed securities, corporate debt securities and marketable equity securities as available for sale. Municipal securities and one corporate debt security are classified as held to maturity. At December 31, 2000, unrealized gains, net of unrealized losses, for securities classified as available for sale were approximately $50.0 million.

Nonearning Assets

Average noninterest earning assets increased $9.1 million in 2000 and $21.6 million in 1999. The 2000 and 1999 increase can be primarily attributed to a $25.0 million bank-owned life insurance (BOLI) investment entered into during June of 1999, which provides S&T with other income through increases in the cash surrender value of the BOLI. The 2000 increase is offset by a decrease in vault cash.
[CAPTION]

                                     2000                 1999
                                         Loan                    Loan
                             Allowance  Balance    Allowance    Balance
Allowance for Loan Losses     Balance  Percentage   Balance  Percentage
 (in millions)
Commercial, mortgage and
  industrial                    $18.8      64%       $20.1         59%
Residential real estate mortgage  0.9      30          0.9         33
Installment                       2.8       6          2.5          8
Unallocated                       4.9       -          3.6          -
 Total                          $27.4     100%       $27.1        100%


Allowance for Loan Losses

The year-end balance in the allowance for loan losses increased slightly to $27.4 million or 1.71% of total loans at December 31, 2000 as compared to $27.1 million or 1.81% of total loans at December 31, 1999. Net loan charge-offs totaled $3.7 million for 2000 compared to $3.5 million for 1999. Included in the net loan charge-offs for 2000 is a $1.7 million recovery received on a previously charged-off floor plan loan in 1998, and a $3.8 million charge-off to one commercial real estate borrower.

The adequacy of the allowance for loan losses is determined by management through evaluation of the loss potential on individual nonperforming, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience; and growth and composition of the loan portfolio, as well as other relevant factors.

A quantitative analysis is utilized to support the adequacy of the allowance or loan losses. This analysis includes review of the high and low historical charge-off rates for loan categories, fluctuations and trends in the amount of classified loans and economic factors. Economic factors consider the level of S&T's historical charge-offs that have occurred within the credits' economic life cycle.

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

The balance of nonperforming loans, which includes nonaccrual loans past due 90 days or more, at December 31, 2000, was $2.9 million or 0.18% of total loans. This compares to nonperforming loans of $3.0 million or 0.20% of total loans at December 31, 1999.

Asset quality is a major corporate objective at S&T, and management believes the total allowance for loan losses is adequate to absorb probable loan losses.

Deposits

Average total deposits increased by $78.6 million in 2000 and $71.1 million in 1999. The mix of average deposits in 2000 changed with time deposits increasing $53.5 million, money market accounts and interest-bearing demand deposits increased $25.3 million, offset by savings account decreases of $13.2 million. Noninterest-bearing deposits increased by $13.0 million or 6% in 2000 and were approximately 15% of total deposits during 2000 and 1999, respectively. Some of the changes can be partially explained by strategic initiatives to increase demand accounts and cash management services. In addition, a competitive strategy for money market account pricing was implemented in order to make these accounts more competitive with money funds offered at brokerage firms.

Management believes the S&T deposit base is stable and S&T has the ability to attract new deposits, mitigating a funding dependency on volatile liabilities. Special rate deposits of $100,000 and over were 8% and 6% of total deposits during 2000 and 1999, respectively, and primarily represent deposit relationships with local customers in our market area. In addition, S&T has the ability to access both public and private markets to raise long-term funding if necessary. At December 31, 2000, there were $3.5 million of brokered retail certificates of deposit outstanding.

Borrowings

Average borrowings increased $52.0 million in 2000 and were comprised of securities sold under repurchase agreements (REPOS), federal funds purchased and long-term borrowings at the FHLB. S&T defines REPOS with its retail customers as retail REPOS; wholesale REPOS are those transacted with other banks and brokerage firms with terms normally ranging from one to 14 days.

The average balance in retail REPOS decreased by $7.4 million for 2000 and $0.1 million for 1999. S&T views retail REPOS as a relatively stable source of funds since most of these accounts are with local, long-term customers.

Wholesale REPOS and federal funds purchased averaged $21.2 million in 2000, a decrease of $30.9 million from the 1999 averages. The increase in deposits and the availability of reasonably priced long-term borrowings from the FHLB decreased the usage of these types of fundings in 2000.

The interest rate risk of various funding strategies is managed through ALCO. During 2000, ALCO authorized three additional long-term borrowings of $116.1 million at a fixed rate with the FHLB and long-term repurchase agreement borrowings. At December 31, 2000, S&T had long-term borrowings outstanding of $265.6 million at a fixed rate with the FHLB and $112.4 million of long-term repurchase agreement borrowings. The purpose of these borrowings was to provide matched fundings for newly originated loans, to mitigate the risk associated with volatile liability fundings, to take advantage of lower cost funds through the FHLB's Community Investment Program and to fund stock buy-backs.

Trust Assets

The year-end market value balance of the S&T Bank Trust Department assets, which are not accounted for as part of the assets of S&T, decreased 1% in 2000 and 1999. The decreases were the result of general decreases in the debt and equity markets during the year.

Results of Operations

Year Ended December 31, 2000

Net Income

Net income was a record $45.0 million or $1.66 per diluted earnings per share in 2000, representing a 9% and 10% increase, respectively, from the $41.4 million or $1.51 per diluted earnings per share in 1999. The return on average assets increased to 2.00% for 2000, as compared to 1.95% for 1999. The return on average equity increased to 17.70% for 2000, compared to 16.50% for 1999. Without the equity effects of unrealized gains in the available for sale investment portfolio, return on average equity would have been 19.0% and 18.7% in 2000 and 1999, respectively. Increases to the net interest income, other revenue and a lower effective tax rate contributed significantly to this enhanced earnings performance.

Net Interest Income

On a fully taxable equivalent basis, net interest income increased $3.3 million or 4% for 2000 compared to 1999. The net yield on interest-earning assets decreased to 4.40% in 2000 as compared to 4.55% in 1999. The decline in the net yield on interest-earning assets during 2000 was primarily attributable to the competitive pressures on loan and deposit pricing. Net interest income was positively affected by the $143.5 million or 7% increase in average earning assets.

In 2000, average loans increased $127.0 million and average securities increased $5.9 million, comprising most of the earning asset growth. The yields on average loans increased by 42 basis points and the yields on average securities increased 32 basis points. Overall funding costs increased 142 basis points.

Average interest-bearing deposits provided $65.6 million of the funds for the growth in average earning assets, at a cost of 4.51% in 2000 as compared to 3.98% in 1999.

Average increases of $52.0 million in REPOS and other borrowed funds provided additional funding. The cost of these funds increased 89 basis points during 2000. During 2000 more longer-term borrowings were utilized in order to better manage interest rate risk.

Also positively affecting net interest income was a $25.8 million increase to average net free funds. Average net free funds are the excess of demand deposits, other noninterest-bearing liabilities and shareholders' equity over nonearning assets.

Maintaining consistent spreads between earning assets and costing liabilities is very significant to S&T's financial performance since net interest income comprised 80% of operating revenue. The level and mix of earning assets and funds are continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet. A variety of asset/liability management strategies was successfully implemented, within prescribed ALCO risk parameters, that enabled
S&T to maintain a net interest margin consistent with historical levels.

Provision for Loan Losses

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $4.0 million for 2000 and 1999. The provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio.

Credit quality statistics are an important factor in determining the amount of provision expense. Net loan charge-offs totaled $3.7 million for 2000 compared to $3.5 million for 1999. Included in the net loan charge-offs for 2000 is a $1.7 million recovery received on a previously charged-off floor plan loan in 1998, and a $3.8 million charge-off to one commercial real estate borrower. Nonperforming loans to total loans decreased slightly to 0.18% at December 31, 2000. Also affecting the amount of provision expense is loan growth and portfolio composition. Most of the loan growth in 2000 and 1999 is attributable to larger-sized commercial loans.

Noninterest Income

Noninterest income, excluding net security gains, increased $2.0 million or 12% in 2000 compared to 1999. Increases included $0.6 million or 9% in service charges and fees and $1.6 million or 24% increase in other income, offset by a decrease of $0.2 million in trust fees. Security gains were approximately the same in 2000 compared to 1999.

The increase in service charges on deposit accounts was primarily the result of management's continued effort to implement reasonable fees for services performed and to manage closely the collection of these fees, as well as expanding new cash management relationships.

The increase in other income was a result of increased performance for brokerage and insurance commissions, letters of credit fees, covered calls, merchant and debit card commissions as well as a full year effect of BOLI investment income. These areas were the focus of several strategic initiatives and product enhancements implemented in order to expand this source of revenue.

S&T recognized $5.1 million of gains on equity securities during 2000. $0.4 million was the result of Emerging Issues Task Force #91-5, Nonmonetary Exchange of Cost-Method Investments (EITF 91-5). This accounting pronouncement requires the mark to market of equity securities when an acquisition of the company in which securities are owned occurs. EITF 91-5 gains recognized were all attributable to $0.4 million from the Keystone/M&T merger. The remaining security gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented. Offsetting these gains were $1.8 million in losses from the aforementioned restructuring of the available for sale bond portfolio.

Noninterest Expense

Noninterest expense increased $2.2 million or 5% in 2000 compared to 1999. The increase is primarily attributable to increased employment, occupancy and equipment, data processing and other expenses. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 41% in 2000 and 1999, respectively.

Staff expense increased 3% or $0.7 million in 2000. The increase resulted from normal merit increases offset by lower pension funding costs in 2000. Average full-time equivalent staff was 661 in 2000 and 659 in 1999.

Occupancy and equipment expense increased 7% or $0.4 million as compared to 1999. This increase is primarily attributable to the opening of a new branch office in Allegheny county and small equipment purchases. Data processing increased 10% or $0.2 million in 2000 as compared to 1999 due to a refund of an overbilling received from our third party processor in 1999.

Other expenses increased 6% or $0.8 million as compared to 1999. This increase included $0.6 million in legal fees related to increased activity in loan collections as well as the formation of S&T Insurance Group, LLC. Other expense increases of $0.2 million were not significant and reflect normal changes due to activity increases, organization expansion, consulting engagements for our fee products and operations areas, and fee increases from vendors.

Federal Income Taxes

Federal income tax expense decreased $0.4 million to $17.6 million in 2000 primarily as a result of a lower effective tax rate in 2000. The 2000 effective tax rate of 28% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated with Low Income Housing Tax Credit (LIHTC) projects. S&T currently does not incur any alternative minimum tax.

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

Net Interest Income

On a fully taxable equivalent basis, net interest income increased $4.6 million or 5% for 1999 compared to 1998. The net yield on interest-earning assets decreased slightly to 4.55% in 1999 as compared to 4.61% in 1998. The decline in the net yield on interest-earning assets during 1999 was primarily attributed to the implementation of a BOLI investment program, as well as our share repurchase program that repurchased approximately 834,000 shares of S&T common stock. Net interest income was positively affected by the $123.5 million or 7% increase in average earning assets.

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

The principal sources of asset liquidity are cash and due from banks, interest-earning deposits with banks, federal funds, investment securities that mature in one year or less, and securities available for sale. At
December 31, 2000, the total of such assets was approximately $674.6 million or 29% of consolidated assets. However, liability liquidity is much more difficult to quantify, but is further enhanced by a stable core deposit base, access to credit lines at other financial institutions and S&T's ability to renew maturing deposits. Certificates of deposit in denominations of $100,000 or more represented 8% of deposits at December 31, 2000 and were outstanding primarily to local customers. S&T's ability to attract deposits and borrowed funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

Beyond the issue of having sufficient sources to fund unexpected credit demands or deposit withdrawals, liquidity management also is an important factor in monitoring and managing interest rate sensitivity issues through ALCO. Through forecast and simulation models, ALCO is also able to project future funding needs and develop strategies for acquiring funds at a reasonable cost.

ALCO uses a variety of measurements to monitor the liquidity position of S&T. These include liquidity gap, liquidity forecast, net loans and standby letters of credit to assets, net loans to deposits and net noncore funding dependence ratio. As of December 31, 2000, all of these measurements were in compliance with ALCO policy limitations.

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

ALCO monitors and manages interest rate sensitivity through gap, simulation and duration analyses in order to avoid unacceptable earnings fluctuations due to interest rate changes. S&T's gap model includes certain management assumptions based upon past experience and the expected behavior of customers during various interest rate scenarios. The assumptions include principal prepayments for mortgages, installment loans and classifying the demand, savings and money market balances by degree of interest rate sensitivity. Utilizing the above assumptions results in ratios of interest rate sensitive assets to interest rate sensitive liabilities for the six-month and 12-month intervals ended December 31, 2000 of 1.04% and 1.00%, respectively. Assuming immediate repricings for interest-bearing demand, savings and money market accounts, these ratios would be 0.78% and 0.82%, respectively.

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

S&T's policy objective is to limit the change in annual pretax earnings to $2.8 million from an immediate and sustained parallel change in interest rates of 200 basis points. As of December 31, 2000 and 1999, respectively, S&T had the following estimated earnings sensitivity profile:
[CAPTION]

                                                 Immediate
                                              Change in Rates
(in millions)                              +200bp          -200bp
2000 Pretax earnings change                $ 1.1           $(2.5)
1999 Pretax earnings change                $(0.2)          $(1.2)


Results of the gradual simulation model, showing changes from current rates by 200 basis points over a 12-month period as of December 31, 2000 and 1999 are presented below.
[CAPTION]

                                                  Gradual
                                             Change in Rates
(in millions)                               +200bp         -200bp
2000 Pretax earnings change                $ 0.4         $ (2.0)
1999 Pretax earnings change                $(0.1)         $ 0.4

Capital Resources

Shareholders' equity increased $37.4 million at December 31, 2000 compared to December 31, 1999. The primary source of equity growth for S&T is earnings retention. Hence, capital growth is a function of net income less dividends paid to shareholders and treasury stock activities.

Net income was $45.0 million and dividends declared to shareholders were $22.7 million for 2000. S&T paid 49% of 2000 net income in dividends, equating to an annual dividend rate of $0.84 per share. Also affecting capital was an increase of $16.1 million in unrealized gains on securities available for sale. During 2000, S&T repurchased 62,400 shares of its common stock. The repurchase of up to 1,000,000 shares in 2000 was authorized by the S&T Board of Directors. In December 2000, this authorization was extended for 2001.

The book value of S&T's common stock increased 15.8% from $8.88 at December 31, 1999 to $10.28 at December 31, 2000, primarily due to earnings retention and the increase in unrealized holding gains on securities available for sale and by the stock buy-backs during 2000.

S&T continues to maintain a strong capital position with a leverage ratio of 10.4% as compared to the 2000 minimum regulatory guideline of 3%. S&T's risk-based capital Tier 1 and Total ratios were 12.3% and 14.6%, respectively, at December 31, 2000, which places S&T well above the Federal Reserve Board's risk-based capital guidelines of 4% and 8% for Tier 1 and Total, respectively. Included in the total ratio is 45% of the pretax unrealized holding gains on available for sale equity securities as prescribed by banking regulations effective October 1, 1998. In addition, management believes that S&T has the ability to raise additional capital if necessary.

In April 1993, shareholders approved the S&T Incentive Stock Plan (Stock
Plan) authorizing the issuance of a maximum of 1,200,000 shares of S&T's common stock in order to assist in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the shareholders of S&T. On October 17, 1994, the Stock Plan was amended to include outside directors. On April 21, 1997, shareholders approved an amendment to the plan increasing the number of authorized shares to 3,200,000. As of December 31, 2000, 2,572,122 nonstatutory stock options had been granted to key employees and outside directors; 1,415,422 of these options are currently exercisable.

Regulatory Matters

S&T and S&T Bank are subject to periodic examinations by one or more of the various regulatory agencies. During 2000, an examination was conducted by the Pennsylvania Department of Banking (PADB). This examination included, but was not limited to, procedures designed to review lending practices, credit quality, liquidity, operations and capital adequacy of S&T and its subsidiaries. No comments were received from the PADB which would have a material effect on S&T's liquidity, capital resources or operations. S&T's current capital position and results of regulatory examination allow it to pay the lowest possible rate for FDIC deposit insurance.

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

Business Uncertainties

There are many uncertainties regarding the economy as S&T enters 2001. Interest rates are expected to decline, and the economy is slowing. S&T anticipatipats net loan growth of about 6-8 percent and deposit growth of approximately 2-4 percent for the year. S&T also anticipatipates that our net interest margin will decrease another 5-10 basis points for the year.
Fee income is projected to increase 10-12 percent in 2001. The $119 million of equity securities in our S&T Investment Company should allow us to recognize $4-6 million of equity security gains in 2001. S&T believes the combination of these factors, along with anticipated increases in noninterest expense, should allow us to grow earnings per share by 5-8 percent in 2001 to a range of $1.75 to $1.79

There are many factors that could influence our results, both positively and negatively this year. Because the majority of revenue comes from the net interest margin, internally generated deposit growth and the mix of that growth are major factors. S&T has directed a fair amount of focus and resources in our planning for this year to help do a better job of generating and retaining low cost core deposits. On the other hand, a slowing economy could cause deterioration in the asset quality measurements; we recognize that the shift to a greater dependence on commercial loans in recent years exposes us to larger credit risks and greater swings in nonperforming loans and charge-offs when problems do occur. However, because of S&T's adequate allowance for loan losses, earnings strength and strong capitalization, as well as the strength of other businesses in our market area, management does not expect a decline in S&T's ability to satisfactorily perform if further decline in our economy occurs.

While S&T believes the year ahead presents more and greater uncertainties and challenges than other recent years, S&T has a plan in place that should allow us to improve our earnings this year to the levels indicated above.

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

FINANCIAL HIGHLIGHTS

S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

(dollars in thousands, except per share data)
                                            2000         1999    CHANGE    CHANGE
FOR THE YEAR
Net Income                               $44,973      $41,418     $3,555       9%
Return on Average Assets                    2.00%        1.95%      0.05%      3%
Return on Average Equity                   17.70%       16.50%      1.20%      7%

PER SHARE
Net Income - Basic                         $1.67        $1.52      $0.15      10%
Net Income - Diluted                        1.66         1.51       0.15      10%
Dividends Declared                          0.84         0.76       0.08      11%
Book Value at December 31                  10.28         8.88       1.40      16%
Market Value at December 31                21.63        23.19      (1.56)     -7%

AT YEAR-END
Assets                                $2,310,290   $2,194,073   $116,217       5%
Net Loans                              1,577,629    1,469,143    108,486       7%
Deposits                               1,525,332    1,435,065     90,267       6%
Shareholder's Equity                     277,097      239,700     37,397      16%
Trust Assets                             649,279      655,020     (5,741)     -1%
Allowance for Loan Losses/Total Loans       1.71%        1.81%     -0.10%     -6%
Nonperforming Loans/Total Loans             0.18         0.20      (0.02)    -10%


Inside front cover of Annual Report

CONSOLIDATED BALANCE SHEETS
S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

December 31                                         2000         1999
(dollars in thousands, except per share data)

ASSETS
Cash and due from banks                           $43,665      $38,663
Federal funds sold                                  6,655       15,454
Securities:
   Available for sale                             567,400      557,994
   Held to maturity (market value $13,703
        in 2000 and $17,527 in 1999)               13,512       17,230
Total Securities                                  580,912      575,224

Loans, net of allowance for loan losses
   of $27,395 in 2000 and $27,134 in 1999       1,577,629    1,469,143
Premises and equipment                             20,390       20,678
Other assets                                       81,039       74,911
Total Assets                                   $2,310,290   $2,194,073

LIABILITIES

Deposits:
   Noninterest-bearing                           $232,625     $219,202
   Interest-bearing                             1,292,707    1,215,863
Total Deposits                                  1,525,332    1,435,065

Securities sold under repurchase agreements        80,686      116,009
Long-term borrowings                              377,997      364,062
Other liabilities                                  49,178       39,237
Total Liabilities                               2,033,193    1,954,373

SHAREHOLDERS' EQUITY

Preferred stock, without par value,
   10,000,000 shares authorized and
   none outstanding                                     -            -
Common stock ($2.50 par value)
   Authorized - 50,000,000 shares in
      2000 and 1999
   issued - 29,714,038 shares in 2000
      and 1999                                     74,285       74,285
Additional paid-in capital                         21,028       21,070
Retained earnings                                 201,435      179,129
Accumulated  other comprehensive income            32,502       16,410
Treasury stock (2,766,626 shares in 2000
   and 2,715,221 shares in 1999, at cost)         (52,153)     (51,194)
Total Shareholders' Equity                        277,097      239,700
Total Liabilities and Shareholders' Equity     $2,310,290   $2,194,073

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME
S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

Year Ended December 31                     2000         1999       1998
(dollars in thousands, except per share data)
INTEREST INCOME
Loans, including fees                  $137,797     $120,333   $115,081
Federal funds sold                        1,347          547        314
Investment securities:
   Taxable                               29,623       29,377     29,984
   Tax-exempt                               771          942      1,557
   Dividends                              6,646        5,528      4,502
Total Interest Income                   176,184      156,727    151,438

INTEREST EXPENSE
Deposits                                 56,467       47,278     49,570
Securities sold under repurchase
    agreements                            5,863        6,519      8,968
Federal funds purchased                     139          229        383
Long-term borrowings                     23,672       15,916     10,235
Total Interest Expense                   86,141       69,942     69,156

NET INTEREST INCOME                      90,043       86,785     82,282
Provision for Loan Losses                 4,000        4,000     10,550
Net Interest Income After Provision
    for Loan Losses                      86,043       82,785     71,732

NONINTEREST INCOME
Security gains, net                       3,260        3,240     10,722
Service charges on deposit accounts       6,810        6,234      5,548
Trust fees                                3,758        3,936      3,661
Other                                     8,326        6,690      4,487
Total Noninterest Income                 22,154       20,100     24,418

NONINTEREST EXPENSE
Salaries and employee benefits           23,466       22,726     22,086
Occupency, net                            3,007        2,855      2,759
Furniture and equipment                   2,689        2,445      2,688
Other taxes                               1,667        1,540      1,456
Data processing                           2,473        2,256      2,411
Amortization of intangibles                 447          447        112
FDIC assessment                             294          238        228
Other                                    11,615       10,983     10,248
Total Noninterest Expense                45,658       43,490     41,988
Income Before Income Taxes               62,539       59,395     54,162
Applicable Income Taxes                  17,566       17,977     16,199
Net Income                              $44,973      $41,418    $37,963
PER COMMON SHARE:
Net Income - Basic                        $1.67        $1.52      $1.37
Net Income - Diluted                       1.66         1.51       1.35
Dividends Declared                         0.84         0.76       0.66

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

                                                                                         Accumulated
                                                               Additional                      Other
                                        Comprehensive   Common    Paid-in   Retained   Comprehensive   Treasury      Deferred
                                               Income    Stock    Capital   Earnings          Income      Stock  Compensation
(dollars in thousands, except per share data)
Balance at January 1, 1998                    $     -   $37,142   $19,369   $175,707         $40,524   ($12,494)        ($130)

Comprehensive Income:
   Net income for 1998                         37,963                         37,963
Other comprehensive income, net of tax:
   Net unrealized securities losses              (563)                                          (563)
Cash dividends declared
   ($0.66 per share)(1)                                                      (18,253)
Treasury stock acquired (1,117,036 shares)                                                             (27,975)
Treasury stock issued (510,305 shares)                               (802)                               6,352
Tax Deductibility/Options                                           2,667
Deferred ESOP benefits expense                                                                                            130
Transfer to reflect two-for-one stock split              37,143              (37,143)
Comprehensive Income                          $37,400
Balance at December 31, 1998                            $74,285   $21,234   $158,274         $39,961  ($34,117)          $  -

Comprehensive Income:
   Net income for 1999                         41,418                         41,418
Other comprehensive income, net of tax:
   Net unrealized securities losses           (23,551)                                       (23,551)
Cash dividends declared
   ($0.76 per share)                                                         (20,563)
Treasury stock acquired (834,207 shares)                                                               (20,007)
Treasury stock issued (157,445 shares)                               (684)                               2,930
Tax Deductibility/Options                                             520
Comprehensive Income                          $17,867
Balance at December 31, 1999                            $74,285   $21,070   $179,129         $16,410  ($51,194)          $  -

Comprehensive Income:
   Net income for 2000                         44,973                         44,973
Other comprehensive income, net of tax:
   Net unrealized securities gains             16,092                                         16,092
Cash dividends declared
   ($0.84 per share)                                                         (22,667)
Treasury stock acquired (62,400 shares)                                                                 (1,166)
Treasury stock issued (10,995 shares)                                 (66)                                 207
Tax Deductibility/Options                                              24
Comprehensive Income                          $61,065
Balance at December 31, 2000                            $74,285   $21,028   $201,435         $32,502  ($52,153)          $  -

1 Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
S&T Bancorp, Inc. and Subsidiaries
[CAPTION]

Year Ended December 31                                 2000         1999         1998
(dollars in thousands)

OPERATING ACTIVITIES
Net Income                                           $44,973      $41,418      $37,963
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Provision for loan losses                         4,000        4,000       10,550
     Provision for depreciation and amortization       2,356        2,220        2,158
     Net amortization of investment security
       premiums                                          330          588          609
     Net accretion of loans and deposit premiums        (271)           -            -
     Deferred income taxes                                48        1,228         (807)
     Securities gains, net                            (3,260)      (3,240)     (10,722)
     (Increase) decrease in interest receivable       (1,282)         451          157
     Increase (decrease) in interest payable           1,628          484         (139)
     (Increase) decrease in other assets              (4,625)     (25,338)         776
     Decrease in other liabilities                    (1,156)      (1,377)      (2,214)
Net Cash Provided by Operating Activities             42,741       20,434       38,331

INVESTING ACTIVITIES

Net decrease (increase) in federal funds sold          8,799        3,899      (19,251)
Proceeds from maturities of investment securities      5,708        5,778       20,772
Proceeds from maturities of securities available
   for sale                                           35,762      116,428      192,105
Proceeds from sales of securities available for
   sale                                              102,219      268,230       96,233
Purchases of securities available for sale          (121,689)    (407,755)    (323,130)
Net increase in loans                               (112,214)    (133,911)     (96,456)
Purchases of premises and equipment                   (2,105)      (1,892)      (1,933)
Other, net                                                37          (74)         215
Net cash acquired in branch acquisition                    -            -       31,604
Net Cash Used in Investing Activities                (83,483)    (149,297)     (99,841)

FINANCING ACTIVITIES

Net increase in demand, NOW and savings deposits      14,518       47,589       81,553
Net increase (decrease) in certificates of deposit    75,749        7,414      (25,213)
Net decrease in federal funds purchased                    -            -       (9,325)
Net decrease in repurchase agreements                (35,323)     (22,817)     (31,299)
Proceeds from long-term borrowings                   116,075      203,844      120,850
Payments from long-term borrowings                  (102,140)     (79,850)     (25,000)
Acquisition of treasury stock                         (1,025)     (17,761)     (27,975)
Exercise of stock options and related tax benefits        24          520        8,219
Cash dividends paid to shareholders                  (22,134)     (20,149)     (17,515)
Net Cash Provided by Financing Activities             45,744      118,790       74,295

Increase (decrease) in Cash and Cash Equivalents       5,002      (10,073)      12,785
Cash and Cash Equivalents at Beginning of Year        38,663       48,736       35,951
Cash and Cash Equivalents at End of Year             $43,665      $38,663      $48,736
See Notes to Consolidated Financial Statements


Note A
ACCOUNTING POLICIES

The financial statements of S&T Bancorp, Inc. and subsidiaries (S&T) have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assump-tions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. The more significant accounting policies are described below.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of S&T
All significant intercompany transactions have been eliminated in consolidation. The investment in the subsidiaries is carried at S&T's equity in the underlying net assets.

SECURITIES
Management determines the appropriate classification of securities at the time of purchase. If management has the intent and S&T has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and are stated at cost adjusted for amortization of premiums and accretion of discounts. All obligations of states and political subdivisions and one corporate security are classified as held to maturity. Securities to be held for indefinite periods of time are classified as available for sale and are recorded at market value. All U.S. treasury securities, U.S. government corporations and agencies, mortgaged-backed securities, all other corporate securities and marketable equity securities are classified as available for sale. Gains or losses on the disposition of securities are based on the specific identification method. S&T does not engage in any securities trading activity.

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

EARNINGS PER SHARE
Basic Earnings Per Share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Average shares outstanding for computing basic EPS were 26,988,541, 27,168,529, and 27,762,801 for 2000, 1999 and 1998, respectively. Options, warrants and other potentially dilutive securities are excluded from the basic calculation, but are included in diluted EPS. Average shares outstanding for computing dilutive EPS were 27,073,945, 27,366,986 and 28,055,142 for 2000, 1999 and 1998, respectively. In computing dilutive EPS, average shares outstanding have been increased by the common stock equivalents relating to S&T's outstanding stock options.

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

CASH FLOW INFORMATION
S&T considers cash and due from banks as cash and cash equivalents. For the years ended December 31, 2000, 1999 and 1998, cash paid for interest was $84,572,000, $69,518,000 and $69,295,000, respectively.
Cash paid during 2000 for income taxes was $18,483,000 compared to $14,368,000 for 1999 and $15,567,000 for 1998.

MORTGAGE LOAN SERVICING
Mortgage servicing assets are recognized as separate assets when servicing rights are acquired through purchase or loan originations, when there is a definitive plan to sell the underlying loan. Capitalized mortgage servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans. Capitalized mortgage servicing rights are evaluated for impairment based on the fair value of those rights.
For the year ended December 31, 2000 and 1999, the 1-4 family mortgage loans that were sold to the Federal National Mortgage Association (Fannie Mae) amounted to $5.2 million and $16.1 million, respectively. At December 31, 2000 and 1999, servicing assets were $492,000 and $463,000, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS
As of January 1, 2001, S&T adopted Financial Accounting Standards
Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), as amended by Financial Accounting Standards Board Statement No. 138, "Accounting for
Certain Derivative Instruments and Certain Hedging Activities, "
(Statement No. 138) which requires measuring and recording the change in fair value of derivative instruments. S&T does not extensively use derivative financial instruments. Historically,the only type that S&T utilizes is interest rate swaps. At December 31, 2000, S&T had no swaps outstanding. The adoption of these statements did not materially affect S&T's financial position or results of operations.

RECLASSIFICATION
Amounts in prior years have been reclassed to conform to presentation in 2000. The reclassification had no effect on financial condition or results of operations.

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

The following table indicates the estimated fair value of S&T's financial instruments as of December 31:
[CAPTION]

                                               2000                      1999
                                      Estimated     Carrying    Estimated     Carrying
                                     Fair Value        Value   Fair Value        Value
(dollars in thousands)
ASSETS
     Cash                               $43,665      $43,665      $38,663      $38,663
     Federal funds sold                   6,655        6,655       15,454       15,454
     Securities:
        Available for sale              567,400      567,400      557,994      557,994
        Held to maturity                 13,703       13,512       17,527       17,230
     Loans                            1,596,566    1,605,024    1,487,385    1,496,277

LIABILITIES
     Deposits                        $1,526,803   $1,525,332   $1,436,040   $1,435,065
     Securities sold under repurchase
        agreements                       80,686       80,686      116,009      116,009
     Long-term borrowings               381,933      377,997      356,009      364,062

OFF-BALANCE SHEET
     Interest rate swaps             $        -   $        -   $       22   $        -


Note C

Restrictions on Cash and Due from Bank Accounts
The Board of Governors of the Federal Reserve Bank impose certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged $10,036,000 during 2000.

NOTE D
Securities

The following table indicates the composition of the securities portfolio at December 31:
[CAPTION]

                                                           Available for Sale
                                                         Gross        Gross
                                        Amortized   Unrealized   Unrealized     Market
2000                                         Cost        Gains       Losses      Value
(dollars in thousands)
Obligations of U.S. government
     corporations and agencies           $331,846       $3,824        ($873)  $334,797
Mortgage-backed securities                  5,405          158            -      5,563
U.S. treasury securities                   10,564          637            -     11,201
Corporate securities                       64,633          240         (636)    64,237
Debt securities available for sale        412,448        4,859       (1,509)   415,798
Marketable equity securities               67,665       50,211       (3,559)   114,317
Other securities                           37,285            -            -     37,285
Total                                    $517,398      $55,070      ($5,068)  $567,400

                                                             Held to Maturity

Obligations of states and subdivisions    $11,512         $181            -    $11,693
Corporate securities                        2,000           10            -      2,010
Total                                     $13,512         $191           $0    $13,703

                                                            Available for Sale
                                                         Gross        Gross
                                        Amortized   Unrealized   Unrealized     Market
1999                                         Cost        Gains       Losses      Value
(dollars in thousands)

Obligations of U.S. government
     corporations and agencies           $345,329          $86      ($9,474)  $335,941
Mortgage-backed securities                  6,179           12          (21)     6,170
U.S. treasury securities                   13,709          417            -     14,126
Corporate securities                       66,395           11       (1,880)    64,526
Debt securities available for sale        431,612          526      (11,375)   420,763
Marketable equity securities               61,635       42,073       (5,979)    97,729
Other securities                           39,502            -            -     39,502
Total                                    $532,749      $42,599     ($17,354)  $557,994

                                                              Held to Maturity

Obligations of states and political
      subdivisions                        $15,231         $235          ($3)   $15,463
Corporate securities                        1,999           65            -      2,064
Total                                     $17,230         $300          ($3)   $17,527


There were $7,086,000, $5,833,000 and $11,881,000 in gross realized gains and $3,826,000, $2,593,000 and $1,159,000 in gross realized losses in
2000, 1999 and 1998, respectively, relative to securities available for sale.

The amortized cost and estimated market value of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of the underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.
[CAPTION]

                                                  Amortized    Market
Available for Sale                                Cost         Value
(dollars in thousands)
Due in one year or less                           $12,516      $12,566
Due after one year through five years             247,101      248,884
Due after five years through 10 years             152,831      154,348
Total                                             412,448     $415,798

                                                  Amortized    Market
Held to Maturity                                  Cost         Value

Due in one year or less                            $4,090       $4,107
Due after one year through five years               9,422        9,596
Total                                             $13,512      $13,703


  At December 31, 2000 and 1999, securities with principal amounts of $321,549,000 and $317,979,000, respetively, were pledged to secure repurchase agreements and public and trust fund deposits.

NOTE E
Loans

The following table indicates the composition of the loan portfolio at December 31:
[CAPTION]

                                          2000         1999
(dollars in thousands)
Real estate - construction            $113,856      $94,786
Real estate - mortgages:
     Residential                       465,779      466,881
     Commercial                        589,028      527,970
Commercial and industrial              347,285      302,877
Consumer installment                    89,076      103,763
Gross Loans                         $1,605,024   $1,496,277
Allowance for loan losses              (27,395)     (27,134)
Net Loans                           $1,577,629   $1,469,143


The following table presents changes in the allowance for loan losses for the year ended December 31:
[CAPTION]

                                          2000         1999         1998
(dollars in thousands)
Balance at beginning of year           $27,134      $26,677      $20,427
Charge-offs                             (9,000)      (7,002)      (5,999)
Recoveries                               5,261        3,459        1,699
Net charge-offs                         (3,739)      (3,543)      (4,300)
Provision for loan losses                4,000        4,000       10,550
Balance at end of year                 $27,395      $27,134      $26,677


The Bank has granted loans to certain officers and directors of S&T as well as certain affiliates of the officers and directors in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate dollar amounts of these loans were $42,182,000 and $43,478,000 at December 31, 2000 and 1999, respectively. During 2000, $70,010,000 of new loans were funded and repayments totaled $71,306,000.

The principal balances of loans on nonaccrual were $2,897,000 and $2,987,000 at December 31, 2000, and 1999, respectively. At December 31, 2000, there were no commitments to lend additional funds on nonaccrual loans. Other real estate owned, which is included in other assets, was $548,000 at December 31, 2000 and $291,000 at December 31, 1999.

The following table represents S&T's investment in loans considered to be impaired and related information on those impaired loans:
[CAPTION]

                                             2000         1999         1998
(dollars in thousands)
Recorded investment in loans
  considered to be impaired            $8,142,000  $11,602,000   $3,391,000
Loans considered to be impaired
  that were on a nonaccrual basis         915,000            _            _
Allowance for loan losses related
  to loans considered to be impaired            _       73,000      133,000
Average recorded investment in
  impaired loans                       12,580,000    5,948,000    2,927,000
Total interest income per
  contractual term on impaired loans    1,665,000    1,271,000      674,000
Interest income on impaired loans
  recognized on a cash basis            1,507,000    1,107,000      605,000


NOTE F
Premises and Equipment

The following table is a summary of the premises and equipment accounts at December 31:
[CAPTION]

                                          2000         1999
(dollars in thousands)
Land                                    $3,084       $3,048
Premises                                19,212       18,705
Furniture and equipment                 16,221       15,006
Leasehold Improvements                   3,049        3,015
                                        41,566       39,774
Accumulated depreciation               (21,176)     (19,096)
Total                                  $20,390      $20,678


Certain banking facilities and equipment are leased under short-term lease arrangements expiring at various dates to the year
2010. All such leases are accounted for as operating leases.
Rental expense for premises and equipment amounted to $1,513,000, $1,266,000 and $1,497,000 in 2000, 1999 and 1998, respectively.
Minimum annual rentals for each of the years 2001-2005 are approximately $659,000, $375,000, $374,000, $369,000, and $344,000,
respectively, and $500,000 for the years thereafter. Included in the above are leases entered into with two directors for which rental expense totaled $340,041, $397,751 and $338,921 in 2000,
1999 and 1998, respectively.

NOTE G
Deposits

The following table indicates the composition of deposits at December 31:
[CAPTION]

                                        2000         1999
(dollars in thousands)
Noninterest-bearing demand          $232,625     $219,202
Interest-bearing demand              123,371      120,211
Money market                         308,401      295,258
Savings                              144,589      159,797
Time deposits                        716,346      640,597
Total                             $1,525,332   $1,435,065


The aggregate of all time deposits over $100,000 amounted to $123,299,000 and $85,649,000 for December 31, 2000 and
1999, respectively.

The following table indicates the scheduled maturities of time deposits at December 31:
[CAPTION]

                                          2000         1999
(dollars in thousands)
Due in one year                       $356,708     $329,870
Due in one to two years                243,601      122,773
Due in two to three years               74,683      123,762
Due in three to four years              16,780       34,099
Due in four to five years               16,312       19,230
Due after five years                     8,262       10,863
Total                                 $716,346     $640,597


NOTE H
Long-Term Borrowings

The following table is a summary of long-term borrowings with the Federal Home Loan Bank (FHLB):
[CAPTION]

                                      2000                     1999
                            Balance Average    Rate  Balance Average     Rate
                                             (dollars in thousands)
Due in one year                 $55,000        5.90%    $19,600          5.93%
Due in one to two years          40,000        6.27%     55,000          5.90%
Due in two to three years        61,000        5.98%     40,000          6.27%
Due in three to four years       51,500        6.18%     86,000          5.75%
Due in four to five years             -           -      51,500          6.18%
Due after five years             58,118        4.96%     33,118          5.35%
Total                          $265,618        5.82%   $285,218          5.89%


The purpose of these borrowings was to match-fund selected new loan originations, to mitigate interest rate sensitivity risks and to take advantage of discounted borrowing rates through the FHLB for community investment projects.

S&T pledged all 1-4 family and multi-family mortgage loans as collateral for any current or future FHLB borrowings. The total carrying amount of these pledged loans was $400,183,000 at December 31, 2000.

At December 31, 2000 and 1999, S&T had long-term repurchase agreement borrowings totaling $112,379,000 and $78,844,000, respectively, at a weighted average fixed rate of 6.50% and 5.58%, respectively, which mature in one to four years. The purpose of these borrowings was to lock in fixed-rate fundings to mitigate interest rate risk.

NOTE I
Short-Term Debt

Federal funds purchased and securities sold under repurchase agreements (REPOS) generally mature within one to 14 days from the transaction date. S&T defines REPOS with its retail customers as retail REPOS, and wholesale REPOS are those transacted with other financial institutions.

Information concerning federal funds purchased and REPOS is summarized as follows:
[CAPTION]

                                                  2000         1999
(dollars in thousands)
Average balance during the year               $104,521     $142,852
Average interest rate during the year             5.75%        4.72%
Maximum month-end balance during the year     $168,244     $212,361
Average interest rate at year-end                 5.89%        5.06%


NOTE J
Dividend and Loan Restrictions

Certain restrictions exist regarding the ability of S&T Bank to transfer funds to S&T in the form of dividends and loans. Dividends that may be paid by S&T Bank to S&T are limited to the retained earnings of S&T Bank which amounted to $121,501,000 at December 31, 2000. The amount of dividends that may be paid to S&T is further restricted by regulatory guidelines concerning minimum capital requirements.

Federal law prohibits S&T from borrowing from S&T Bank unless such loans are collateralized by specific obligations. Further, such loans are limited to 10% of S&T Bank's capital and additional paid-in capital, as defined. At December 31, 2000, the maximum amount available for transfer from S&T Bank to S&T in the form of loans and dividends approximated 46% of consolidated equity.

NOTE K
Litigation

S&T, in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of these legal proceedings.

NOTE L
Financial Instruments and Credit Risk

S&T, in the normal course of business, commits to extend credit and issues standby letters of credit. The obligations are not recorded in S&T's financial statements. Loan commitments and standby letters of credit are subject to S&T's normal credit underwriting policies and procedures and generally require collateral based upon management's evaluation of each customer's financial condition and ability to satisfy completely the terms of the agreement. S&T's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral. Unfunded loan commitments totaled $450,391,000 and $440,400,000 at December 31, 2000 and 1999, respectively; and oblig-ations under standby letters of credit totaled $174,874,000 and $140,642,000 at December 31, 2000 and 1999, respectively.

S&T attempts to limit its exposure to concentrations of credit risk by diversifying its loan portfolio. S&T defines concentrations of credit risk as loans to a specific industry or group in excess of 10% of total loans. S&T has no concentration of credit risk by industry or group, except for apartment rentals that comprise 12% of total loans. Geographic concentrations exist because S&T provides a full range of banking services including commercial, consumer and mortgage loans to individuals and corporate customers in its seven-county market area in western Pennsylvania. Management believes these risks are mitigated by underwriting guidelines and ongoing review by loan administration.

NOTE M
Income Taxes

Income tax expense (credits) for the year ended December 31 are comprised of:
[CAPTION]

                                 2000         1999         1998
(dollars in thousands)
Current                       $17,518      $16,749      $17,006
Deferred                           48        1,228         (807)
Total                         $17,566      $17,977      $16,199


The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The statutory to effective tax rate reconciliation for the years ended December 31 is as follows:
[CAPTION]

                                    2000         1999         1998
(dollars in thousands)
Statutory tax rate                   35%          35%          35%
Tax-exempt interest income
     and dividend exclusion          -5%          -3%          -3%
Low income housing tax credits       -2%          -2%          -2%
Effective tax rate                   28%          30%          30%


Income taxes applicable to security gains were $1,141,000 in 2000, $1,134,000 in 1999 and $3,753,000 in 1998.

Significant components of S&T's temporary differences were as follows at December 31:
[CAPTION]

                                                  2000         1999
(dollars in thousands)
Deferred tax liabilities:
   Net unrealized holding gains
     on securities available for sale         ($17,501)     ($8,836)
   Fixed assets                                   (573)        (621)
   Accretion on acquired loans                     (92)        (326)
   Prepaid pension                                (119)        (119)
   Prepaid hospitalization                        (181)        (102)
   Market-to-market adjustments                 (2,437)      (2,307)
   Point recognition                            (2,127)      (1,872)
Total deferred tax liabilities                 (23,030)     (14,183)
Deferred tax assets:
   Allowance for loan losses                     9,378        9,287
   Loan fees                                       687          627
   Interest expense on increasing rate CDs           -           17
   Deferred compensation                           888          850
   Goodwill                                        233          273
   Other                                            57           55
Total deferred tax assets                       11,243       11,109
Net deferred tax liability                    ($11,787)     ($3,074)


NOTE N
Employee Benefits

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

The following table summarizes the components of net periodic pension expense for the Bank's defined benefit plan:
[CAPTION]

                                                      2000         1999         1998
(dollars in thousands)
Service cost - benefits earned during the period    $1,035       $1,121       $1,068
Interest cost on projected benefit obligation        1,702        1,604        1,489
Expected return on plan assets                      (2,747)      (2,556)      (2,070)
Net amortization and deferral                         (191)         (35)         (14)
Net periodic pension (income) expense                ($201)        $134         $473


The following tables summarize the activity in the benefit obligation and plan assets:
[CAPTION]

                                                          2000         1999
(dollars in thousands)

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                 $25,000      $25,171
Service cost                                              1,035        1,121
Interest cost                                             1,702        1,604
Plan participants' contributions                             70           43
Actuarial gain                                           (1,927)      (1,884)
Benefits paid                                            (1,138)      (1,055)
Benefit obligation at end of year                       $24,742      $25,000

CHANGE IN PLAN ASSETS

Fair value of plan assets at beginning of year          $31,043      $28,897
Actual return on plan assets                                (19)       3,158
Employer contributions                                        -            -
Plan participants' contributions                             70           43
Benefits paid                                            (1,138)      (1,055)
Fair value of plan assets at end of year                $29,956      $31,043


The following table sets forth the plan's funded status and the accrued pension cost in the consolidated balance sheets at December 31:
[CAPTION]

                                                           2000         1999
(dollars in thousands)
Benefit obligation at beginning of year                ($24,742)    ($25,000)
Fair value of plan assets at end of year                 29,956       31,043
Funded status                                             5,214        6,043
Unrecognized net gain                                    (4,667)      (5,683)
Unamortized prior service cost                               63           70
Balance of initial unrecognized net asset                    (7)         (29)
Prepaid pension cost included in other assets              $603         $401


Below are actuarial assumptions used in accounting for the plan:
[CAPTION]

                                               2000         1999         1998
Weighted-average discount rate                  7.5%         7.0%         6.5%
Rate of increase in future compensation         5.0%         5.0%         5.0%
Expected long-term rate of return on plan
     assets                                     9.0%         9.0%         8.0%



S&T also has a supplemental retirement plan (SERP) for certain key employees. The SERP is unfunded. The balances of the actuarial present values of projected benefit obligations related to the SERP are $2,331,000 and $2,136,000 at December 31, 2000 and 1999,
respectively. Accrued pension costs related to the SERP were $2,196,000 and $2,114,000 at December 31, 2000 and 1999, respectively.
Net periodic pension cost related to the SERP was $263,000, $224,000 and $244,000 at December 31, 2000, 1999 and 1998, respectively. The actuarial assumptions are the same as those used in the previous tables.

The Bank maintains a Thrift Plan (Plan) in which substantially all employees are eligible to participate. The Bank makes matching contributions to the Plan up to 3% of participants' eligible compensation and may make additional profit-sharing contributions as limited by the Plan. Contributions to the Plan have been cash or unallocated Employee Stock Ownership Plan (ESOP) shares. Expense related to these contributions amounted to $1,390,000, $1,328,000 and $813,000 in 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, the ESOP had no unallocated shares.

NOTE O
Incentive Stock Plan and Dividend Reinvestment Plan

S&T adopted an Incentive Stock Plan in 1992 (Stock Plan) that provides for granting incentive stock options, nonstatutory stock options and stock appreciation rights (SARs). On October 17, 1994, the Stock Plan was amended to include outside directors. The Stock Plan covers a maximum of 3,200,000 shares of S&T common stock and expires ten years from the date of board approval. At December 31, 2000, 2,572,122 nonstatutory stock options had been granted under the stock plan.

Each year S&T has granted nonstatutory stock options at exercise prices equal to the fair market value of S&T common stock on the grant date.

Stock options granted under the Stock Plan are not exercisable before a six-month vesting period or after ten years from the date of grant. There were no SARs issued or outstanding at December 31, 2000 and 1999. The following table summarizes the changes in the nonstatutory stock options outstanding during 2000, 1999 and 1998:
[CAPTION]


                                          2000                    1999                    1998
                                              Weighted                Weighted                Weighted
                                               Average                 Average                 Average
                                     Number     Option       Number     Option       Number     Option
                                  of shares      Price    of shares      Price    of shares      Price
Outstanding at beginning of year  1,435,372     $20.41    1,280,572     $19.08    1,457,822     $14.21
   Granted                          384,700      19.81      315,800      22.88      334,800      27.75
   Exercised                        (10,950)     12.79     (157,400)     14.64     (510,250)     10.90
   Forfeited                         (9,000)     24.22       (3,600)     27.75       (1,800)     20.38
Outstanding at end of year        1,800,122     $20.31    1,435,372     $20.41    1,280,572     $19.08
Exercisable at end of year        1,415,422     $20.45    1,119,572     $19.72      945,772     $16.01


The following table summarizes the range of exercise prices at December 31:
[CAPTION]

                       2000                                1999                                  1998
                              Contractual                          Contractual                          Contractual
            Shares  Exercise    Remaining        Shares  Exercise    Remaining        Shares  Exercise    Remaining
       Outstanding     Price  Life (Years)  Outstanding     Price  Life (Years)  Outstanding     Price  Life (Years)

1994        83,000     $9.50            4        84,400     $9.50            5       121,650     $9.50            6
1995       171,300     13.13            5       180,650     13.13            6       214,200     13.13            7
1996       192,500     15.44            6       192,500     15.44            7       254,500     15.44            8
1997       329,422     20.38            7       331,422     20.38            8       355,422     20.38            9
1998       327,200     27.75            8       330,600     27.75            9       334,800     27.75           10
1999       312,000     22.88            9       315,800     22.88           10             -         -            -
2000       384,700     19.81           10             -         -            -             -         -            -
Total    1,800,122    $20.31          7.7     1,435,372    $20.41          8.1     1,280,572    $19.08          8.4


Options are granted in December and have a six-month vesting period and a ten-year contractual life.

S&T accounts for stock options in accordance with APB 25. The following proforma information regarding net income and earnings per share assumes the adoption of Statement No. 123 for stock options granted subsequent to December 31, 1994. The estimated fair value of the options is amortized to expense over the vesting period. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 5.17%, 6.19% and 4.45%; a dividend yield of 4.4%, 3.5% and 2.7%; volatility factors of the expected market price of S&T's common stock of .265, .270 and .226; and a weighted-average expected life of five years.
[CAPTION]

                                             2000       1999       1998
(dollars in thousands, except per share data)

Proforma net income                       $44,163    $40,182    $37,030
Proforma earnings per share - Basic          1.64       1.48       1.33
Proforma earnings per share - Diluted        1.63       1.47       1.32


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

NOTE P
S&T Bancorp, Inc. (parent company only)
Condensed Financial Information

Balance Sheets at December 31:
[CAPTION]

                                                  2000         1999
(dollars in thousands)
ASSETS
Cash                                               $17          $23
Investments in:
     Bank subsidiary                           173,669      146,496
     Nonbank subsidiary                        106,128       95,389
Total Assets                                  $279,814     $241,908

LIABILITIES

Dividends payable                               $5,929       $5,396
Other liabilities                               (3,212)      (3,188)
Total Liabilities                                2,717        2,208
Total Shareholders' Equity                     277,097      239,700
Total Liabilities and Shareholders' Equity    $279,814     $241,908


Statements of Income for the year ended December 31:
[CAPTION]

                                            2000         1999         1998
(dollars in thousands)
Dividends from bank subsidiary           $22,666      $20,565      $18,253
Investment income                             59           60           84
Income before equity in undistributed
   net income of subsidiaries             22,725       20,625       18,337
Equity in undistributed net income of:
   Bank subsidiary                        14,911       13,517        9,919
   Nonbank subsidiary                      7,337        7,276        9,707
Net Income                               $44,973      $41,418      $37,963


Statements of Cash Flows for the year ended December 31:
[CAPTION]

                                              2000         1999         1998
(dollars in thousands)

OPERATING ACTIVITIES
Net Income                                 $44,973      $41,418      $37,963
  Equity in undistributed net income
    of subsidiaries                        (23,170)     (22,208)     (21,069)
  Change in other assets/liabilities           (23)        (526)      (2,662)
Total Provided by Operating Activities      21,780       18,684       14,232

INVESTING ACTIVITIES
   Distribution from bank subsidiary         1,349       18,320       23,431
Total Provided in Investing Activities       1,349       18,320       23,431

FINANCING ACTIVITIES
   Dividends                               (22,134)     (20,149)     (17,515)
   Acquisition of treasury stock            (1,001)     (17,241)     (19,758)
Total Used in Finanicing Activities        (23,135)     (37,390)     (37,273)

(Decrease) increase in Cash                     (6)        (386)         390
Cash at Beginning of Year                       23          409           19
Cash at End of Year                            $17          $23         $409


NOTE Q
Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require S&T to maintain minimum amounts and ratios of Tier I and Total capital to risk-weighted assets and of Tier I capital to average assets. As of December 31, 2000 and 1999, S&T meets all capital adequacy requirements to which it is subject.

To be classified as well capitalized S&T must maintain minimum Tier I risk-based, Total risk-based and Tier I leverage ratios as set fourth in the table below:
[CAPTION]

                                                                                     To Be Well
                                                                 For Capital      Capitalized Under
                                                                  Adequacy        Prompt Corrective
                                             Actual               Purposes        Action Provisions
                                        Amount    Ratio       Amount    Ratio      Amount   Ratio
(dollars in thousands)
As of December 31, 2000:
   Total Capital                      $284,265    14.61%    $155,666    8.00%    $194,582   10.00%
   (to Risk Weighted Assets)
   Tier 1 Capital                      238,911    12.28%      77,833    4.00%     116,749    6.00%
   (to Risk Weighted Assets)
   Tier 1 Capital                      238,911    10.41%      91,806    4.00%     114,757    5.00%
   (to Average Assets)

As of December 31, 1999:
   Total Capital                      $255,385    14.59%    $140,057    8.00%    $175,071   10.00%
   (to Risk Weighted Assets)
   Tier 1 Capital                      217,194    12.41%      70,028    4.00%     105,043    6.00%
   (to Risk Weighted Assets)
   Tier 1 Capital                      217,194     9.90%      87,785    4.00%     109,731    5.00%
   (to Average Assets)


The most recent notification from the Federal Deposit Insurance Corporation categorized S&T Bank as well capitalized under the regulatory framework for corrective action. At December 31, 2000, S&T Bank's Tier I and Total capital ratios were 9.11% and 10.37%, respectively, and Tier I capital to average assets was 7.64%. At December 31, 1999, S&T Bank's Tier I and Total capital ratios were 9.03% and 10.29%, respectively, and Tier I capital to average assets was 7.08%.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
S&T Bancorp, Inc. and Subsidiaries

Shareholders and Board of Directors
S&T Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries (S&T) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of S&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of S&T Bancorp, Inc. and subsidiaries at December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
January 12, 2001

STOCK PRICES AND DIVIDEND INFORMATION
SELECTED FINANCIAL INFORMATION
S&T Bancorp, Inc. and Subsidiaries

STOCK PRICES AND DIVIDEND INFORMATION

S&T Bancorp, Inc.'s common stock is listed on the Nasdaq National Market System (Nasdaq). The range of sales prices for the years
2000 and 1999 are as follows and are based upon information obtained from Nasdaq. As of the close of business January 31, 2001, there were 3,165 shareholders of record of S&T Bancorp, Inc. Dividends paid by S&T are provided from the Bank's dividends to S&T. In addition, the payment of dividends by the Bank to S&T is subject to the restrictions described in Note K to the Consolidated Financial Statements. The cash dividends declared shown below represent the historical per share amounts for S&T Bancorp, Inc. common stock. [CAPTION]

                    Price Range of Common Stock
2000                       Low         High      Cash Dividends Declared
Fourth Quarter          $17.38       $22.94             $0.22
Third Quarter            17.75        20.00              0.21
Second Quarter           16.75        18.75              0.21
First Quarter            17.13        23.44              0.20

1999
Fourth Quarter          $21.63       $24.63             $0.20
Third Quarter            21.94        26.00              0.19
Second Quarter           20.88        26.88              0.19
First Quarter            19.00        29.00              0.18


SELECTED FINANCIAL INFORMATION
[CAPTION]

Year Ended December 31:              2000        1999        1998        1997        1996
(dollars in thousands, except per share data)

INCOME STATEMENTS
Interest Income                  $176,184    $156,727    $151,438    $141,101    $132,442
Interest Expense                   86,141      69,942      69,156      62,284      58,589
Provision for loan losses           4,000       4,000      10,550       5,000       5,175

Net interest income after
 provision for loan losses         86,043      82,785      71,732      73,817      68,678
Noninterest income                 22,154      20,100      24,418      16,441      11,997
Noninterest expense                45,658      43,490      41,988      43,198      42,398

Income before income taxes         62,539      59,395      54,162      47,060      38,277
Applicable income taxes            17,566      17,977      16,199      13,646      10,036

Net Income                        $44,973     $41,418     $37,963     $33,414     $28,241
PER SHARE DATA (1)

Net income - Basic                  $1.67       $1.52       $1.37       $1.18       $1.00
Net income - Diluted                 1.66        1.51        1.35        1.17        1.00
Dividends declared                   0.84        0.76        0.66        0.56        0.47
Book value                          10.28        8.88        9.38        9.20        8.01


(1) Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.

SELECTED FINANCIAL DATA
QUARTERLY FINANCIAL DATA
S&T Bancorp, Inc. and Subsidiaries

SELECTED FINANCIAL DATA
BALANCE SHEET TOTALS (PERIOD END):
[CAPTION]

Year Ended December 31:              2000        1999        1998        1997        1996
(dollars in thousands)
Total assets                   $2,310,290  $2,194,073  $2,069,611  $1,920,291  $1,787,045
Securities                        580,912     575,224     591,486     568,220     500,061
Net loans                       1,577,629   1,469,143   1,339,232   1,253,326   1,181,407
Total deposits                  1,525,332   1,435,065   1,380,063   1,284,658   1,270,367
Securities sold under
   repurchase agreements           80,686     116,009     138,825     170,124     114,205
Long-term borrowings              377,997     364,062     240,068     144,218     136,618
Total shareholders' equity        277,097     239,700     259,637     260,118     226,118


QUARTERLY SELECTED FINANCIAL DATA
[CAPTION]

                                                     2000                                           1999
                                  Fourth       Third      Second       First      Fourth       Third      Second       First
                                 Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
(dollars in thousands, except per share data)

SUMMARY OF OPERATIONS
Income Statements:
Interest income                  $45,741     $45,328     $43,216     $41,899     $41,318     $39,829     $38,239     $37,341
Interest expense                  22,790      22,442      21,043      19,866      19,119      17,926      16,636      16,261
Provision for loan losses          1,000       1,000       1,000       1,000       1,000       1,000       1,000       1,000

Net interest income after
   provision for loan losses      21,951      21,886      21,173      21,033      21,199      20,903      20,603      20,080
Security gains, net                  836         961         569         895         397       1,017         407       1,419
Noninterest income                 4,867       4,755       4,910       4,361       4,540       4,390       4,074       3,856
Noninterest expense               11,438      11,730      11,178      11,312      10,927      11,234      10,513      10,816

Income before income taxes        16,216      15,872      15,474      14,977      15,209      15,076      14,571      14,539
Applicable income taxes            4,586       4,459       4,331       4,190       4,559       4,592       4,422       4,404
Net income                       $11,630     $11,413     $11,143     $10,787     $10,650     $10,484     $10,149     $10,135

PER SHARE DATA (1)

Net income - Diluted               $0.43       $0.42       $0.41       $0.40       $0.39       $0.38       $0.37       $0.37
Dividends declared                  0.22        0.21        0.21        0.20        0.20        0.19        0.19        0.18
Book value                         10.28        9.81        9.19        8.96        8.88        8.96        9.13        9.02

AVERAGE BALANCE SHEET TOTALS

Total assets                  $2,300,826  $2,276,239  $2,239,178  $2,192,311  $2,194,619  $2,148,108  $2,093,615  $2,042,623
Securities                       584,086     580,977     569,610     567,311     594,391     602,717     583,256     573,108
Net loans                      1,570,290   1,530,552   1,501,081   1,476,447   1,448,496   1,404,516   1,379,703   1,342,657
Total deposits                 1,500,831   1,482,129   1,477,065   1,444,314   1,425,049   1,407,878   1,390,027   1,366,708
Securities sold under
   repurchase agreements         100,550      80,292      87,269     141,668     112,403     147,688     164,525     129,010
Long-term borrowings             378,579     409,890     390,888     329,681     368,553     297,680     240,068     240,068
Total shareholders' equity       273,805     260,323     248,510     239,833     248,080     248,000     250,412     257,608
