Form 10-K, Exhibit 13
period 2001-12-31
S&T BANCORP INC
filed 2002-03-19
CIK 719220

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
S&T Bancorp, Inc. and Subsidiaries

FINANCIAL CONDITION
The $49.0 million growth of average earning assets in 2001 was primarily the result of continued growth in lending activities for S&T Bancorp, Inc. During 2001, average loan balances increased by $91.0 million, and average securities and federal funds decreased $42.0 million. The funding for this loan growth was primarily provided by a $100.4 million increase in average deposits, an increase of $38.0 million in average earnings retained and a $42.0 million decrease in average securities and federal funds, offset by a $68.5 million decrease in average borrowings.

	2001		2000
Loans (in millions)	Average Loan Balance	Loan Balance Percentage	Average Loan Balance	Loan Balance Percentage
Commercial, mortgage and industrial	$1,104.2	67%	$983.7	64%
Residential real estate mortgage	451.8	28%	470.3	30%
Installment	83.9	5%	94.9	6%
Total	$1,639.9	100%	$1,548.9	100%

LENDING ACTIVITY
Average loans at December 31, 2001 were $1.6 billion, a $91.0 million or 5.9% increase from December 31, 2000. The increases in average loans for 2000 were $127.0 million. Changes in the composition of the average loan portfolio during 2001 included increases of $121.2 million of commercial loans and $3.6 million of home equity loans, offset by decreases of $22.8 million of residential mortgages and $11.0 million in installment loans. Composition changes included decreases from the effects of $32.6 million of 1-4 family mortgage loans and $2.3 million of commercial loans that were sold or participated in 2001.

Average commercial, mortgage and industrial loans currently comprise 67% of the loan portfolio. Although commercial loans can be an area of higher risk, management believes these risks are mitigated by limiting concentrations and a rigorous underwriting review by loan administration.

Residential mortgage lending continued to be a strategic focus for 2001 through the establishment of a centralized mortgage origination department, product redesign, secondary market activities and the utilization of commission compensated originators. Management believes that if a downturn in the local residential real estate market occurs, the impact of declining values on the real estate loan portfolio will be negligible because of S&T's conservative mortgage lending policies for portfolio loans which generally require a maximum term of 20 years for fixed rate mortgages, a maximum term of 30 years for adjustable rate mortgages and private mortgage insurance for loans with less than a 20% down payment. Adjustable rate mortgages with repricing terms of one, three and five years comprised 16% of the residential mortgage portfolio in 2001.

Most of the decline in average residential loans was due to more active participation in the secondary mortgage markets. S&T periodically designates specific loan originations generally longer-term, lower yielding 1-4 family mortgages as held for sale and sells them to the Federal National Mortgage Association (FNMA). The intent of these sales is to mitigate interest rate risk associated with holding long-term residential mortgages in the loan portfolio, generate fee revenue from servicing, and maintain the primary customer relationship. During 2001, S&T sold $32.6 million of 1-4 family mortgages to FNMA. Fees and gains from mortgage servicing activities were $1.0 million in 2001. S&T will continue to sell longer-term loans to FNMA in the future on a selective basis, especially during periods of lower interest rates.

Installment loan decreases were primarily associated with significantly lower volumes in the indirect auto loan category and S&T's strategy to continue to focus resources toward the origination of direct installment loans and home equity loans. Pricing pressures were unusually intense in the indirect auto loan market during the last few years, and the decision was made in the fourth quarter of 1998 to allow the portfolio to amortize through normal payments and payoffs. The balance of indirect auto loans and leases at December 31, 2001 was $1.6 million. Home equity loans increased $3.6 million during 2001 as compared to 2000.

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

The residential, first lien, mortgage loan to value policy guideline is 80%. Higher loan to value loans may be approved with the appropriate private mortgage insurance coverage. Second lien positions are sometimes assumed with home equity loans, but normally only to the extent that the combined credit exposure for both first and second liens does not exceed 100% of the loan value.

A variety of unsecured and secured installment loan and credit card products are offered by S&T. However, the majority of the installment loan portfolio consists of vehicle loans. Loan to value guidelines for direct loans are 90%-100% of invoice for new automobiles and 80%-90% of National Automobile Dealer Association (NADA) value for used automobiles.

Management continues to pursue quality loans in all lending categories within our market area in order to honor our commitment to provide comprehensive financial services to our customers. S&T's loan portfolio primarily represents loans to businesses and consumers in our market area of western Pennsylvania rather than to borrowers in other areas of the country or to borrowers in other nations. S&T has not concentrated its lending activities in any industry or group. During the past several years, management has concentrated on building an effective credit and loan administration staff to assist in evaluating loans before they are made and to identify problem loans early.

SECURITY ACTIVITY
Average securities decreased $48.5 million in 2001 (not including the $27.8 million increase in unrealized gains), and increased $5.9 million in 2000. The 2001 decrease is attributable to utilizing funds from maturities and calls of securities to fund loan growth, maturing debt and the early repayment of $50 million of callable long-term debt with the Federal Home Loan Bank in August. A prepayment penalty of $2.9 million, ($1.9 million after-tax) was incurred on this early repayment which is recorded as an extraordinary charge in the statement of income. The loss was offset by gains on the sale of available for sale U.S. agency securities, which is reported as security gains in the statement of income. This strategy was implemented in order to mitigate some balance sheet sensitivity to declining rates. Interest rate risk associated with these strategies is managed and monitored through S&T's Asset Liability Committee (ALCO).

The largest components of the 2001 decrease included $4.1 million in U.S. treasury securities, $97.9 million of U.S. government agency securities, $3.0 million in tax-exempt state and municipal securities, $1.4 million in corporate equities and $16.2 million in Federal Home Loan Bank (FHLB) stock. The amount of S&T's investment in FHLB stock depends upon S&T's borrowing levels from the FHLB. Offsetting these decreases are increases of $67.4 million of mortgage-backed securities and $6.7 million of corporate equities.

During 2001, S&T sold $41.2 million of equity securities classified as available for sale. The sales were made to maximize returns when market opportunities were presented. Additionally, S&T may receive an exchange of shares relative to mergers; gains and losses are recognized on shares held of acquired institutions in accordance with Emerging Issues Task Force #91-5, Nonmonetary Exchange of Cost-Method Investments (EITF 91-5). The equity securities portfolio is primarily comprised of bank holding companies, as well as preferred and utility stocks to take advantage of the dividends received deduction for corporations. During 2001, the equity portfolio yielded 7.9% on a fully taxable equivalent basis and had unrealized gains at December 31, 2001, net of unrealized losses, of $42.3 million.

S&T's policy for security classification includes U.S. treasuries, U.S. government agencies, mortgage-backed securities, collateralized mortgage obligations, municipal securities, corporate securities and marketable equity securities as available for sale. Fifteen municipal securities are classified as held to maturity. At December 31, 2001, unrealized gains, net of unrealized losses, for securities classified as available for sale were approximately $51.5 million.

NONEARNING ASSETS
Average noninterest earning assets increased $2.2 million in 2001 and $9.1 million in 2000. The 2001 increase can be primarily attributable to an increase in cash and due from banks and in accrued interest receivable on a higher earning asset balance. The 2000 increase can be primarily attributed to a $25.0 million bank-owned life insurance (BOLI) investment entered into during June of 1999, which provides S&T with other income through increases in the cash surrender value of the BOLI.

	2001		2000
Allowance for Loan Losses (in millions)	Allowance Balance	Loan Balance Percentage	Allowance Balance	Loan Balance Percentage
Commercial, mortgage and industrial	$23.0	67%	$18.8	64%
Residential real estate mortgage	0.7	28%	0.9	30%
Installment	3.1	5%	2.8	6%
Unallocated	0.1	-	4.9	-
Total	$26.9	100%	$27.4	100%

ALLOWANCE FOR LOAN LOSSES
The balance in the allowance for loan losses decreased slightly to $26.9 million or 1.64% of total loans at December 31, 2001 as compared to $27.4 million or 1.71% of total loans at December 31, 2000.

The adequacy of the allowance for loan losses is determined by management through evaluation of the loss exposure on individual nonperforming, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience; and growth and composition of the loan portfolio, as well as other relevant factors.

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

Significant to this analysis is the shift in loan portfolio composition to an increased mix of commercial loans. These loans are generally larger in size, and due to our continuing growth, many are not well seasoned. Management relies on its risk rating process to monitor trends which may be occurring relative to commercial loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination and allocation of the allowance for loan losses. During 2001, the risk rating analysis of the portfolio remained relatively stable.

Beginning in 2001, generally all of the allowance was allocated to the various loan types. An insignificant amount of unallocated allowance exists at year-end and reflects the inherent imprecision in loan loss migration models. Management anticipates that future unallocated portions of the allowance will remain insignificant.

Management believes its quantitative analysis and risk rating process is sufficient and enables it to conclude that the total allowance for loan losses is adequate to absorb probable loan losses.

Net loan charge-offs totaled $5.5 million in 2001 and $3.7 million in 2000. The balance of nonperforming loans, which includes nonaccrual loans past due 90 days or more, at December 31, 2001, was $8.3 million or 0.50% of total loans. This compares to nonperforming loans of $2.9 million or 0.18% of total loans at December 31, 2000. Other real estate owned increased by $1.2 million in 2001 to $1.7 million primarily as a result of a manufacturing facility acquired through foreclosure. Management believes that this facility has been adjusted to its lower of cost or fair value less estimated cost of resale. A sale is pending for the facility.

DEPOSITS
Average total deposits increased by $100.4 million in 2001 and $78.6 million in 2000. The mix of average deposits changed in 2001 with time deposits increasing $68.9 million, money market accounts and interest-bearing demand deposits increased $27.5 million, offset by savings account decreases of $7.5 million. Noninterest-bearing deposits increased by $11.5 million or 5% in 2001 and were approximately 15% of total deposits during 2001 and 2000, respectively. Some of the changes can be partially explained by strategic initiatives to increase demand accounts and cash management services. In addition, a competitive strategy for money market account pricing was implemented in order to make these accounts more competitive with money funds offered at brokerage firms.

Management believes the S&T deposit base is stable and S&T has the ability to attract new deposits, mitigating a funding dependency on volatile liabilities. Special rate deposits of $100,000 and over were 7% and 8% of total deposits during 2001 and 2000, respectively, and primarily represent deposit relationships with local customers in our market area. In addition, S&T has the ability to access both public and private markets to raise long-term funding if necessary. At December 31, 2001, there were $10.2 million of brokered retail certificates of deposit outstanding.

BORROWINGS
Average borrowings decreased $76.0 million in 2001 and were comprised of securities sold under repurchase agreements (REPOS), federal funds purchased and long-term borrowings at the FHLB. S&T defines REPOS with its retail customers as retail REPOS; wholesale REPOS are those transacted with other banks and brokerage firms with terms normally ranging from one to 14 days.

The average balance in retail REPOS decreased by $14.7 million for 2001 and $7.4 million for 2000. S&T views retail REPOS as a relatively stable source of funds since most of these accounts are with local, long-term customers.

Wholesale REPOS and federal funds purchased averaged $11.1 million in 2001, a decrease of $10.1 million from the 2000 averages. The increase in core deposits reduced the usage of REPO type fundings in 2001.

The interest rate risk of various funding strategies is managed through ALCO. As previously noted, during the third quarter of 2001, S&T incurred a one-time extraordinary charge of $2.9 million, $1.9 million after-tax, as a prepayment penalty on the early repayment of $50 million of callable long-term debt with the FHLB.

During 2001, average fixed rate borrowings decreased $43.7 million. At December 31, 2001, S&T had long-term borrowings outstanding of $160.6 million at a fixed-rate with the FHLB and $90.6 million of fixed rate long-term repurchase agreement borrowings. The purpose of these borrowings was to provide matched fundings for newly originated loans, to mitigate the risk associated with volatile liability fundings, to take advantage of lower cost funds through the FHLB's Community Investment Program and to fund stock buy-backs.

WEALTH MANAGEMENT ASSETS
The year-end market value balance of the S&T Bank Wealth Management Group assets, which are not accounted for as part of the assets of S&T, decreased 4% in 2001 and 1% in 2000. The 2001 and 2000 decrease were primarily a result of general decreases in the debt and equity markets during the year.

RESULTS OF OPERATIONS
Year Ended December 31, 2001

NET INCOME
Net income was a record $47.3 million or $1.75 per diluted earnings per share, inclusive of a one-time extraordinary charge of $.07 per share in 2001, representing a 5% increase from the $45.0 million or $1.66 per diluted earnings per share in 2000. The return on average assets increased to 2.03% for 2001, as compared to 2.00% for 2000. The return on average equity decreased to 16.19% for 2001, compared to 17.70% for 2000. Without the equity effects of unrealized gains on the available for sale investment portfolio, return on average equity would have been 18.40% and 19.00% in 2001 and 2000, respectively. The unprecedented drop in short-term interest rates, along with the effects of a slowing economy on delinquencies and loan demand, caused net interest income to be essentially flat on a year-to-year basis. In addition, a one-time pre-tax extraordinary loss of $2.9 million ($1.9 million after-tax, or $.07 per share) was incurred on the early repayment of $50.0 million of long-term debt. The compression in net interest income, and the extraordinary loss, were mitigated to some extent by strong noninterest income performance.

NET INTEREST INCOME
On a fully taxable equivalent basis, net interest income decreased $0.2 million for 2001 compared to 2000. The net yield on interest-earning assets decreased to 4.29% in 2001 as compared to 4.40% in 2000. The decline in the net yield on interest-earning assets during 2001 was primarily attributable to the unprecedented reduction in short-term interest rates during the year. During 2001, declining interest rates and a relatively flat yield curve created limited opportunities for securities leveraging programs. Excess funds from deposit growth and called securities were utilized to pay-down borrowings until better yielding opportunities are presented. Part of our strategy to modify this sensitivity was the aforementioned early repayment of some callable long-term debt in the third quarter of 2001.

In 2001, average loans increased $91.0 million and average securities decreased $48.5 million. The yields on average loans decreased by 69 basis points and the yields on average securities decreased 102 basis points. Overall funding costs decreased 59 basis points. During 2001, $210.6 million of U.S. agency securities were called causing reinvestment into lower yielding securities and the aforementioned reduction in securities leveraging programs.

Average interest-bearing deposits provided $88.9 million of the funds for the growth in average earning assets, at a cost of 3.96% in 2001 as compared to 4.51% in 2000. The cost of repurchase agreements and other borrowed funds decreased 41 basis points to 5.75%.

Positively affecting net interest income was a $28.5 million increase in average net free funds. Average net free funds are the excess of demand deposits, other noninterest-bearing liabilities and shareholders' equity over nonearning assets.

Maintaining consistent spreads between interest-earning assets and interest-bearing liabilities is very significant to S&T's financial performance since net interest income comprised 74% of operating revenue. The level and mix of earning assets and funds are continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet. A variety of asset/liability management strategies were successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

PROVISION FOR LOAN LOSSES
The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $5.0 million and $4.0 million for 2001 and 2000, respectively. The provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio, as determined by the model for the adequacy of the allowance for loan losses.

Credit quality statistics are an important factor in determining the amount of provision expense. Net loan charge-offs totaled $5.5 million for 2001 compared to $3.7 million for 2000. Included in the net loan charge-offs is an additional $1.8 million write-down during the fourth quarter of 2001 for two manufacturing loans that were placed in nonperforming status and partially charged-off during the third quarter. An additional charge was made to reflect the fair market value decline of the collateral during this period of economic recession. Nonperforming loans to total loans increased to 0.50% at December 31, 2001 from 0.18% at December 31, 2000. Also affecting the amount of provision expense is loan growth and portfolio composition. Most of the loan growth in 2001 and 2000 is attributable to larger-sized commercial loans.

NONINTEREST INCOME
Noninterest income, excluding net security gains, increased $2.6 million or 14% in 2001 compared to 2000. Increases included $0.5 million or 7% in service charges and fees and $1.7 million or 23% increase in other income and $0.4 million or 9% in wealth management fees. Security gains totaled $9.7 million in 2001. S&T recognized $6.8 million of gains on equity securities during 2001. $0.4 million was the result of Emerging Issues Task Force #91-5, Nonmonetary Exchange of Cost-Method Investments (EITF 91-5). This accounting pronouncement requires the mark to market of equity securities when an acquisition of the company in which securities are owned occurs. EITF 91-5 gains recognized were all attributable to the Texaco/Chevron merger. The remaining security gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented.

S&T Investment Company continues to be a stable earnings contributor despite the volatility in the stock markets. The equity portfolio currently has a market value of $112.3 million that includes $42.3 million of unrealized gains. The available for sale bond portfolio gains of $2.9 million were taken on the sale of $62.0 million of callable U.S. agency securities, classified as available for sale, as part of a strategy to reduce optionality in the securities and long-term debt positions.

The increase in service charges on deposit accounts was primarily the result of management's continued effort to implement reasonable fees for services performed and to manage closely the collection of these fees, as well as expanding new cash management relationships.

Other income increased as a result of increased activity related to letters of credit fees, equity call fees, merchant and debit card commissions as well as mortgage banking. These areas were the focus of several strategic initiatives and product enhancements implemented in order to expand this source of revenue.

NONINTEREST EXPENSE
Noninterest expense increased $1.3 million or 3% in 2001 compared to 2000. The increase is primarily attributable to increased employment, occupancy and equipment and data processing, offset by a decrease of $0.8 million in other expenses. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 41% in 2001 and 2000, respectively.

Staff expense increased 7% or $1.6 million in 2001. The increase resulted from normal merit increases, strategic staffing increases and higher benefit plan costs during 2001. Average full-time equivalent staff was 675 in 2001 and 661 in 2000. Staffing increases are primarily related to expansion of mortgage banking, brokerage, wealth management and retail banking functions.

Occupancy and equipment expense increased 6% or $0.4 million as compared to 2000. This increase is primarily attributable to the opening of a new regional office in Allegheny County, expanded operations and administrative facilities and higher energy and maintenance costs. Data processing increased 6% or $0.2 million in 2001 as compared to 2000.

Other expenses decreased 6% or $0.8 million as compared to 2000. This decrease is primarily attributable to a decrease in legal expenses due to legal costs associated with increased loan collection activities and the formation of S&T Insurance Group, LLC in 2000. Other expense increases were not significant and reflect normal changes due to activity increases, organization expansion and fee increases from vendors.

FEDERAL INCOME TAXES
Federal income tax expense increased $1.5 million to $19.0 million in 2001 primarily as a result of a higher effective tax rate in 2001. The 2001 effective tax rate of 29% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated with Low Income Housing Tax Credit (LIHTC) projects. S&T currently does not incur any alternative minimum tax.

RESULTS OF OPERATIONS
Year Ended December 31, 2000

NET INCOME
Net income was $45.0 million or $1.66 per diluted earnings per share in 2000, representing a 9% and 10% increase, respectively, from the $41.4 million or $1.51 per diluted earnings per share in 1999. The return on average assets increased to 2.00% for 2000, as compared to 1.95% for 1999. The return on average equity increased to 17.70% for 2000, compared to 16.50% for 1999. Without the equity effects of unrealized gains in the available for sale investment portfolio, return on average equity would have been 19.00% and 18.70% in 2000 and 1999, respectively. Increases to the net interest income, other revenue and a lower effective tax rate contributed significantly to this enhanced earnings performance.

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

Maintaining consistent spreads between earning assets and interest-bearing liabilities is very significant to S&T's financial performance since net interest income comprised 80% of operating revenue. The level and mix of earning assets and funds are continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet. A variety of asset/liability management strategies was successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

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

NONINTEREST INCOME
Noninterest income, excluding net security gains, increased $2.0 million or 12% in 2000 compared to 1999. Increases included $0.6 million or 9% in service charges and fees and $1.3 million or 21% increase in other income and by $0.1 million in wealth management fees. Security gains were approximately the same in 2000 compared to 1999.

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

S&T recognized $5.1 million of gains on equity securities during 2000 primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities presented. Offsetting these gains were $1.8 million in losses from the aforementioned restructuring of the available for sale bond portfolio.

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

The principal sources of asset liquidity are cash and due from banks, interest-earning deposits with banks, federal funds, investment securities that mature in one year or less, and securities available for sale. At December 31, 2001, the total of such assets was approximately $672.1 million or 29% of consolidated assets. However, liability liquidity is much more difficult to quantify, but is further enhanced by a stable core deposit base, access to credit lines at other financial institutions and S&T's ability to renew maturing deposits. Certificates of deposit in denominations of $100,000 or more represented 7% of deposits at December 31, 2001 and were outstanding primarily to local customers. S&T's ability to attract deposits and borrow funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

Beyond the issue of having sufficient sources to fund unexpected credit demands or deposit withdrawals, liquidity management also is an important factor in monitoring and managing interest rate sensitivity issues through ALCO. Through forecast and simulation models, ALCO is also able to project future funding needs and develop strategies for acquiring funds at a reasonable cost.

ALCO uses a variety of measurements to monitor the liquidity position of S&T. These include liquidity gap, liquidity forecast, net loans and standby letters of credit to assets, net loans to deposits and net non core funding dependence ratio. As of December 31, 2001, all of these measurements were in compliance with ALCO policy limitations.

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

ALCO monitors and manages interest rate sensitivity through gap, simulation and duration analyses in order to avoid unacceptable earnings fluctuations due to interest rate changes. S&T's gap model includes certain management assumptions based upon past experience and the expected behavior of customers during various interest rate scenarios. The assumptions include principal prepayments for mortgages, installment loans and CMOs, and classifying the demand, savings and money market balances by degree of interest rate sensitivity. Utilizing the above assumptions results in ratios of interest rate sensitive assets to interest rate sensitive liabilities for the six-month and 12-month intervals ended December 31, 2001 of 0.92% and 0.87%, respectively. Assuming immediate repricings for interest-bearing demand, savings and money market accounts, these ratios would be 0.71% and 0.74%, respectively.

In addition to the gap analysis, S&T performs an earnings sensitivity analysis to identify more dynamic interest rate risk exposures.

An earnings simulation model is used to estimate the effect that specific interest rate changes would have on 12 months of pretax earnings. The model incorporates management assumptions regarding the level of interest rate or balance changes on indeterminate maturity deposit products (savings, money market, NOW and demand deposits) for a given level of market rate changes. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Derivative financial instruments are included in this exercise. Interest rate caps and floors on all products are included to the extent that they become effective in the 12-month simulation period. Also, changes in prepayment behavior of the residential mortgage portfolio in each rate environment are captured using management estimates. Finally, the impact of planned growth and anticipated new business activities is factored into the simulation model.

S&T's policy objective is to limit the change in annual pretax earnings to $2.8 million from an immediate and sustained parallel change in interest rates of 200 basis points. Due to unusually low short-term interest rates which include federal funds at 1.75%, the 2001 earnings sensitivity analysis does not assume a parallel change in interest rates in the 200 basis points rate reduction scenarios for financial instruments having a repricing term of less than three years. As of December 31, 2001 and 2000, respectively, S&T had the following estimated earnings sensitivity profile:

	Immediate Change in Rates
(in millions)	+200bp	-200bp
2001 Pretax earnings change	$0.9	$0.1
2000 Pretax earnings change	$1.1	$(2.5)

Results of the gradual simulation model, showing changes from current rates by 200 basis points again taking into consideration the current position of short-term interest rates, over a 12-month period as of December 31, 2001 and 2000 are presented below.

	Gradual Change in Rates
(in millions)	+200bp	-200bp
2001 Pretax earnings change	$1.1	$0.1
2000 Pretax earnings change	$0.4	$(2.0)

CAPITAL RESOURCES
Shareholders' equity increased $16.2 million at December 31, 2001 compared to December 31, 2000. The primary source of equity growth for S&T is earnings retention. Hence, capital growth is a function of net income less dividends paid to shareholders and treasury stock activities.

Net income was $47.3 million and dividends paid to shareholders were $24.2 million for 2001. S&T paid 51% of 2001 net income in dividends, equating to an annual dividend rate of $0.92 per share. Also affecting capital was an increase of $0.9 million in unrealized gains on securities available for sale. During 2001, S&T repurchased 417,505 shares of its common stock. The repurchase of up to 1,000,000 shares in 2001 was authorized by the S&T Board of Directors. In December 2001, this authorization was extended for 2002 for an additional repurchase of up to 1,000,000 shares or approximately four percent of shares outstanding.

The book value of S&T's common stock increased 7.1% from $10.28 at December 31, 2000 to $11.01 at December 31, 2001, primarily due to earnings retention, an increase in unrealized holding gains on securities available for sale and the stock buy-backs during 2001.

S&T continues to maintain a strong capital position with a leverage ratio of 11.0% as compared to the 2001 minimum regulatory guideline of 3%. S&T's risk-based capital Tier 1 and Total ratios were 12.7% and 14.9%, respectively, at December 31, 2001 which places S&T well above the Federal Reserve Board's risk-based capital guidelines of 4% and 8% for Tier 1 and Total, capital. Included in the total ratio is 45% of the pretax unrealized holding gains on available for sale equity securities as prescribed by banking regulations effective October 1, 1998. In addition, management believes that S&T has the ability to raise additional capital if necessary.

In April 1993, shareholders approved the S&T Incentive Stock Plan (Stock Plan) authorizing the issuance of a maximum of 1,200,000 shares of S&T's common stock in order to assist in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the shareholders of S&T. On October 17, 1994, the Stock Plan was amended to include outside directors. On April 21, 1997, shareholders approved an amendment to the plan increasing the number of authorized shares to 3,200,000. As of December 31, 2001, 2,992,522 nonstatutory stock options had been granted to key employees and outside directors; 1,680,022 of these options are currently exercisable.

REGULATORY MATTERS
S&T and S&T Bank are subject to periodic examinations by one or more of the various regulatory agencies. During 2001, an examination was conducted by the Federal Deposit Insurance Corporation (FDIC). This examination included, but was not limited to, procedures designed to review lending practices, credit quality, liquidity, operations and capital adequacy of S&T and its subsidiaries. No comments were received from the FDIC which would have a material effect on S&T's liquidity, capital resources or operations. S&T's current capital position and results of regulatory examination allow it to pay the lowest possible rate for FDIC deposit insurance.

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

BUSINESS UNCERTAINTIES
There are many uncertainties regarding the economy as we enter 2002. S&T strives to be well positioned for changes in both the economy and interest rates, regardless of the timing or direction of those changes. Our balance sheet, capital, liquidity and operations infrastructure are well positioned to take advantage of internal or acquisition growth opportunities in 2002. S&T anticipates net loan growth of about 4% to 6% and deposit growth of approximately 2% to 4% for the year. S&T also anticipates that our net interest margin will remain relatively stable at 4.29% for the year. Fee income is projected to increase 7% to 10% in 2002. The $112 million of equity securities in our S&T Investment Company and favorable market conditions should allow us to recognize $5-7 million of equity security gains in 2002. S&T believes the combination of these factors, along with anticipated increases in noninterest expense of 4% to 6%, will allow us to grow earnings per share by 5% to 7% in 2002 to a range of $1.83 to $1.87.

There are many factors that could influence our results, both positively and negatively this year. Because the majority of revenue comes from the net interest margin, internally generated loan and deposit growth and the mix of that growth are major factors. S&T has directed a fair amount of focus and resources in our planning for this year to help do a better job of generating and retaining low cost core deposits. On the other hand, a slowing economy could cause deterioration in the asset quality measurements; we recognize that the shift to a greater dependence on commercial loans in recent years exposes S&T to larger credit risks and greater swings in nonperforming loans and charge-offs when problems do occur. However, because of S&T's adequate allowance for loan losses, earnings strength and strong capitalization, as well as the strength of other businesses in our market area, management does not expect a decline in S&T's ability to satisfactorily perform if further decline in our economy occurs.

While S&T believes the year ahead presents more and greater uncertainties and challenges than other recent years, S&T has a plan in place that will allow improvement in earnings this year to the levels indicated above.

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
CONSOLIDATED BALANCE SHEETS S&T Bancorp, Inc. and Subsidiaries
December 31	2001	2000
(dollars in thousands, except per share data)
ASSETS
Cash and due from banks	$52,783	$43,665
Federal funds sold	-	6,600
Securities:
Available for sale	578,450	567,400
Held to maturity (market value $6,946 in 2001 and $13,703 in 2000)	6,815	13,512
Total Securities	585,265	580,912
Loans, net of allowance for loan losses of $26,926 in 2001 and $27,395 in 2000	1,615,842	1,577,629
Premises and equipment	21,382	20,390
Other assets	82,602	81,094
Total Assets	$2,357,874	$2,310,290
LIABILITIES
Deposits:
Noninterest-bearing	$257,694	$232,625
Interest-bearing	1,353,623	1,292,707
Total Deposits	1,611,317	1,525,332
Securities sold under repurchase agreements	99,837	80,686
Long-term borrowings	251,226	377,997
Federal funds purchased	52,445	-
Other liabilities	49,722	49,178
Total Liabilities	2,064,547	2,033,193
SHAREHOLDERS' EQUITY
Preferred stock, without par value, 10,000,000 shares authorized and none outstanding	-	-
Common stock ($2.50 par value) Authorized - 50,000,000 shares in 2001 and 2000 Issued - 29,714,038 shares in 2001 and 2000	74,285	74,285
Additional paid-in capital	21,051	21,028
Retained earnings	224,044	201,435
Accumulated other comprehensive income	33,447	32,502
Treasury stock (3,067,859 shares in 2001 and 2,766,626 shares in 2000, at cost)	(59,500)	(52,153)
Total Shareholders' Equity	293,327	277,097
Total Liabilities and Shareholders' Equity	$2,357,874	$2,310,290
See Notes to Consolidated Financial Statements
CONSOLIDATED STATEMENTS OF INCOME S&T Bancorp, Inc. and Subsidiaries
Year Ended December 31	2001	2000	1999
(dollars in thousands, except per share data)
INTEREST INCOME
Loans, including fees	$134,552	$137,797	$120,333
Federal funds sold	1,215	1,347	547
Investment Securities:
Taxable	26,352	29,623	29,377
Tax-exempt	567	771	942
Dividends	4,016	6,646	5,528
Total Interest Income	166,702	176,184	156,727
INTEREST EXPENSE
Deposits	53,176	56,467	47,278
Securities sold under repurchase agreements	2,268	5,863	6,519
Federal funds purchased	187	139	229
Long-term borrowings	21,082	23,672	15,916
Total Interest Expense	76,713	86,141	69,942
NET INTEREST INCOME	89,989	90,043	86,785
Provision for Loan Losses	5,000	4,000	4,000
Net Interest Income After Provision for Loan Losses	84,989	86,043	82,785
NONINTEREST INCOME
Security gains, net	9,690	3,260	3,240
Service charges on deposit accounts	7,300	6,810	6,234
Wealth management fees	4,944	4,531	4,375
Other	9,296	7,553	6,251
Total Noninterest Income	31,230	22,154	20,100
NONINTEREST EXPENSE
Salaries and employee benefits	25,098	23,466	22,726
Occupancy, net	3,154	3,007	2,855
Furniture and equipment	2,898	2,689	2,445
Other taxes	1,728	1,667	1,540
Data processing	2,632	2,473	2,256
Amortization of intangibles	447	447	447
FDIC assessment	287	294	238
Other	10,728	11,615	10,983
Total Noninterest Expense	46,972	45,658	43,490
Income Before Taxes and Extraordinary Item	69,247	62,539	59,395
Applicable Income Taxes	20,062	17,566	17,977
Net Income Before Extraordinary Item	49,185	44,973	41,418
Extraordinary Item (Net of income taxes of $1,016)	1,887	-	-
Net Income	47,298	$44,973	$41,418
Earnings per common share:
Net Income Before Extraordinary Item	$1.83	$1.67	$1.52
Extraordinary Item	(0.07)	-	-
Net Income	$1.76	$1.67	$1.52
Earnings per common share assuming dilution:
Net Income Before Extraordinary Item	$1.82	$1.66	$1.51
Extraordinary Item	(0.07)	-	-
Net Income	$1.75	$1.66	$1.51
See Notes to Consolidated Financial Statements
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY S&T Bancorp, Inc. and Subsidiaries
	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock
(dollars in thousands, except per share data)
Balance at January 1, 1999		$74,285	$21,234	$158,274	$39,961	$(34,117)
Net income for 1999	$41,418			41,418
Other comprehensive income, net of tax: Unrealized losses on securities of $20,510 net of reclassification adjustment for gains included in net income of $3,041	(23,551)				(23,551)
Comprehensive Income	$17,867
Cash dividends declared ($0.76 per share)				(20,563)
Treasury stock acquired (834,207 shares)						(20,007)
Treasury stock issued (157,445 shares)			(684)			2,930
Tax benefit from stock option exercised			520
Balance at December 31, 1999		$74,285	$21,070	$179,129	$16,410	$(51,194)
Net income for 2000	$44,973			44,973
Other comprehensive income, net of tax: Unrealized gains on securities of $18,116 net of reclassification adjustment for gains included in net income of $2,024	16,092				16,092
Comprehensive Income	$61,065
Cash dividends declared ($0.84 per share)				(22,667)
Treasury stock acquired (62,400 shares)						(1,166)
Treasury stock issued (10,995 shares)			(66)			207
Tax benefit from stock option exercised			24
Balance at December 31, 2000		$74,285	$21,028	$201,435	$32,502	$(52,153)
Net income for 2001	$47,298			47,298
Other comprehensive income, net of tax: Unrealized gains on securities of $7,928 net of reclassification adjustment for gains included in net income of $6,983	945				945
Comprehensive Income	$48,243
Cash dividends declared ($0.92 per share)				(24,689)
Treasury stock acquired (417,505 shares)						(9,574)
Treasury stock issued (116,272 shares)			(269)			2,227
Tax benefit from stock options exercised			292
Balance at December 31, 2001		$74,285	$21,051	$224,044	$33,447	$(59,500)

See Notes to Consolidated Financial Statements
CONSOLIDATED STATEMENTS OF CASH FLOWS S&T Bancorp, Inc. and Subsidiaries
Year Ended December 31	2001	2000	1999
(dollars in thousands)
OPERATING ACTIVITIES
Net Income	$47,298	$44,973	$41,418
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	5,000	4,000	4,000
Provision for depreciation and amortization	2,418	2,356	2,220
Net amortization of investment security premiums	751	330	588
Net accretion of loans and deposit premiums	(202)	(271)	-
Deferred income taxes	(1,556)	48	1,228
Extraordinary item prepayment penalty on early repayment of debt, net of tax	(1,887)	-	-
Securities gains, net	(9,690)	(3,260)	(3,240)
Proceed from the sale of loans	34,889	18,583	20,597
Decrease (increase) in interest receivable	2,344	(1,282)	451
(Decrease) increase in interest payable	(2,293)	1,628	484
Increase in other assets	(4,872)	(4,625)	(25,338)
Increase (decrease) in other liabilities	4,423	(1,156)	(1,377)
Net Cash Provided by Operating Activities	76,623	61,324	41,031
INVESTING ACTIVITIES
Net decrease in federal funds sold	6,605	8,799	3,899
Proceeds from maturities of investment securities	6,390	5,708	5,778
Proceeds from maturities of securities available for sale	268,338	35,762	116,428
Proceeds from sales of securities available for sale	94,202	102,219	268,230
Purchases of securities available for sale	(362,895)	(121,689)	(407,755)
Net increase in loans	(77,901)	(130,797)	(154,508)
Purchases of premises and equipment	(3,410)	(2,105)	(1,892)
Other, net	-	37	(74)
Net Cash Used in Investing Activities	(68,671)	(102,066)	(169,894)
FINANCING ACTIVITIES
Net increase in demand, NOW and savings deposits	53,580	14,518	47,589
Net increase in certificates of deposit	32,404	75,749	7,414
Net increase in federal funds purchased	52,445	-	-
Net increase (decrease) in repurchase agreements	19,151	(35,323)	(22,817)
Proceeds from long-term borrowings	-	116,075	203,844
Repayments from long-term borrowings	(124,885)	(102,140)	(79,850)
Acquisition of treasury stock	(7,616)	(1,025)	(17,761)
Tax benefit from stock options exercised	292	24	520
Cash dividends paid to shareholders	(24,205)	(22,134)	(20,149)
Net Cash Provided by Financing Activities	1,166	45,744	118,790
Increase (decrease) in Cash and Cash Equivalents	9,118	5,002	(10,073)
Cash and Cash Equivalents at Beginning of Year	43,665	38,663	48,736
Cash and Cash Equivalents at End of Year	$52,783	$43,665	$38,663
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

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of S&T and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The investment in subsidiaries is carried at S&T's equity in the underlying net assets.

SECURITIES
Management determines the appropriate classification of securities at the time of purchase. If management has the intent and S&T has the ability, at the time of purchase, to hold securities until maturity, they are classified as held to maturity and are stated at cost adjusted for amortization of premiums and accretion of discounts. Certain obligations of states and political subdivisions acquired prior to 2000 are classified as held to maturity. Securities to be held for indefinite periods of time are classified as available for sale and are recorded at market value. Gains or losses on the disposition of securities are based on the specific identification method. S&T does not engage in any securities trading activity.

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
     Impaired loans are defined by management as commercial and commercial real estate loans for which it is probable that S&T will not be able to collect all amounts due according to the contractual terms of the loan agreement. Residential real estate mortgages and consumer installment loans are large groups of smaller balance homogenous loans and are separately measured for impairment collectability. Factors considered by management in determining impairment include payment status and underlying collateral value. All impaired loans are classified as substandard for risk classification purposes. Impaired loans are charged-off, to the estimated value of collateral associated with the loan, when management believes principal and interest are deemed uncollectible. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet the payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received.
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

LOANS HELD FOR SALE
Loans held for sale (zero at December 31, 2001 and 2000) consist of 1-4 family residential loans originated for sale in the secondary market and are carried at lower of cost or market.

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
These properties are carried at the lower of cost or fair value less projected cost of resale. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses. Gains or losses realized subsequent to acquisition are recorded in the results of operations.

INCOME TAXES
Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

WEALTH MANAGEMENT ASSETS AND INCOME
Assets held in a fiduciary capacity by the subsidiary bank, S&T Bank (Bank), are not assets of the Bank and are therefore not included in the consolidated financial statements. Wealth Management fee income is reported on the accrual basis.

PENSIONS
Pension expense for the Bank's defined benefit pension plan is actuarially determined using the projected unit credit actuarial cost method. The funding policy for the plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be appropriate, subject to federal income tax limitation.

TREASURY STOCK
The purchase of S&T common stock is recorded at cost. At the time of reissue, the treasury stock account is reduced using the average cost method.

EARNINGS PER SHARE
Basic Earnings Per Share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Average shares outstanding for computing basic EPS were 26,875,663, 26,988,541 and 27,168,529 for 2001, 2000 and 1999, respectively. Options, warrants and other potentially dilutive securities are excluded from the basic calculation, but are included in diluted EPS. Average shares outstanding for computing dilutive EPS were 27,051,060, 27,073,945 and 27,366,986 for 2001, 2000 and 1999, respectively. In computing dilutive EPS, average shares outstanding have been increased by the common stock equivalents relating to S&T's outstanding stock options.

OPERATING SEGMENTS
S&T's business activities are currently confined to one segment which is community banking. As a community banking company, S&T provides a full range of products and services.

CASH FLOW INFORMATION
S&T considers cash and due from banks as cash and cash equivalents. For the years ended December 31, 2001, 2000 and 1999, cash paid for interest was $81,923,000, $84,572,000 and $69,518,000, respectively. Cash paid during 2001 for income taxes was $18,959,000 compared to $18,483,000 for 2000 and $14,368,000 for 1999.

MORTGAGE LOAN SERVICING
Mortgage servicing assets are recognized as separate assets when servicing rights are acquired through purchase or loan originations, when there is a definitive plan to sell the underlying loan. Capitalized mortgage servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans. Capitalized mortgage servicing rights are evaluated for impairment based on the fair value of those rights. For the year ended December 31, 2001 and 2000, the 1-4 family mortgage loans that were sold to the Federal National Mortgage Association (FNMA) amounted to $32.6 million and $5.2 million, respectively. At December 31, 2001 and 2000, servicing assets were $821,000 and $492,000, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS
As part of S&T's asset/liability management, S&T uses interest rate contracts such as swaps to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have a high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period.

As swaps are accounted for on the "accrual" method, the interest component associated with the contract is recognized over the life of the contract in net interest income.

NEW ACCOUNTING PRONOUNCEMENTS
As of January 1, 2001, S&T adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), as amended by Financial Accounting Standards Board Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," (Statement No. 138) which requires measuring and recording the change in fair value of derivative instruments. The adoption of these statements did not materially affect S&T's financial position or results of operations.

Financial Accounting Standards Board Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (Statement No. 140), establishes standards for transfers and servicing of financial assets and extinguishments of liabilities. Statement No. 140 replaces Financial Accounting Standards Board Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (Statement No. 125), is effective in 2001 and changes certain provisions of Statement No. 125. Statement No. 140 did not materially affect S&T's financial position or results of operations.

Financial Accounting Standards Board Statement No. 141, "Business Combinations" (Statement No. 141), was effective for business combinations completed after June 30, 2001 and requires use of the purchase method of accounting for business combinations. Statement No. 141 provides new criteria to determine whether an acquired intangible should be recognized separately from goodwill. Statement No. 141 had no impact on S&T's financial position or results of operations.

Financial Accounting Standards Board Statement No. 142, "Accounting for Goodwill and Other Intangible Assets" (Statement No. 142), establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. Statement No. 142 is effective for existing goodwill and intangible assets, and for goodwill and intangible assets acquired after June 30, 2001. Statement No. 142 did not materially affect S&T's financial position or results of operations.

RECLASSIFICATION
Amounts in prior years have been reclassed to conform to presentation in 2001. The reclassification had no effect on financial condition or results of operations.

NOTE B

Fair Values of Financial Instruments

S&T utilized quoted market values, where available, to assign fair value to its financial instruments. In cases where quoted market values were not available, S&T used present value methods to estimate the fair value of its financial instruments. These estimates of fair value are significantly affected by the assumptions made and, accordingly, do not necessarily indicate amounts that could be realized in a current market exchange. S&T does not expect to realize the estimated amounts disclosed.

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

LOANS
For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers as measured by net credit losses and the loss of interest income from nonaccrual loans. The carrying amount of accrued interest approximates its fair value.

DEPOSITS
The fair values disclosed for demand deposits (e.g. non-interest and interest-bearing demand, money market and savings accounts) are, by definition, equal to the amount payable on demand. The carrying amounts for variable-rate, fixed-term, certificates of deposit and other time deposits approximate their fair value at year-end. Fair values for fixed-rate certificates of deposit and other time deposits are based on the discounted value of contractual cash flows, using interest rates currently being offered for deposits of similar remaining maturities.

SHORT-TERM BORROWINGS AND OTHER BORROWED FUNDS
The carrying amounts of federal funds purchased, borrowings under repurchase agreement and other borrowings approximate their fair values.

LONG-TERM BORROWINGS
The fair values disclosed for long-term borrowings are estimated using current interest rates for long-term borrowings of similar remaining maturities.

LOAN COMMITMENTS AND STANDBY LETTERS OF CREDIT
Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counter-parties. Also, unfunded loan commitments relate principally to variable-rate commercial loans, and fees are not normally assessed on these balances.
     Estimates of fair value have not been made for items that are not defined as financial instruments, including such items as S&T's core deposits intangibles and the value of its trust operation. S&T believes it is impractical to estimate a representational fair value for these types of assets, which represent significant value to S&T.

     The following table indicates the estimated fair value of S&T's financial instruments as of December 31:
	2001		2000
(dollars in thousands)	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
ASSETS
Cash	$52,783	$52,783	$43,665	$43,665
Federal funds sold	-	-	6,600	6,600
Securities: Available for sale Held to maturity	578,450 6,946	578,450 6,815	567,400 13,703	567,400 13,512
Loans	1,650,356	1,642,768	1,596,566	1,605,024
LIABILITIES
Deposits	$1,622,415	$1,611,317	$1,526,803	$1,525,332
Securities sold under repurchase agreements	99,834	99,837	80,686	80,686
Long-term borrowings	262,556	251,226	381,933	377,997
OFF-BALANCE SHEET
Interest rate swaps	$442	$-	$-	$-

NOTE C

Derivative Financial Instruments

S&T only utilizes derivative instruments for asset/liability management, specifically, to convert a fixed-rate debt to a variable rate. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. The notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Interest rate swaps are contracts in which a series of interest rate flows (fixed and floating) are exchanged over a prescribed period. The notional amounts on which the interest payments are based are not exchanged.

S&T has one interest rate swap with a notional value totaling $25.0 million and a positive fair value of $0.4 million, paying a variable rate and receiving a fixed rate. The purpose of this transaction was to reduce the cost of, fixed-rate fundings and to mitigate the balance sheet risk associated with declining interest rates. At December 31, 2001, S&T was receiving a fixed rate of 6.3% and paying a variable rate of 4.6% which was based upon the London Interbank Offer Rate plus a spread. Differences between interest received and interest paid is reported as a component of net interest income in the consolidated income statement.

NOTE D

Restrictions on Cash and Due from Bank Accounts

The Board of Governors of the Federal Reserve Bank impose certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged $9,012,000 during 2001.

NOTE E

Securities

The following table indicates the composition of the securities portfolio at December 31:
	Available for Sale
2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(dollars in thousands)
Obligations of U.S. government corporations and agencies	$181,514	$6,608	$(11)	$188,111
Collateralized mortgage obligations of U.S. government corporations and agencies	152,136	1,219	(1,561)	151,794
Mortgage-backed securities	24,592	332	-	24,924
U.S. treasury securities	5,456	657	-	6,113
Obligations of states and political subdivisions	12,661	23	(165)	12,519
Corporate securities	64,029	2,046	-	66,075
Debt securities available for sale	440,388	10,885	(1,737)	449,536
Marketable equity securities	70,004	44,303	(1,995)	112,312
Other securities	16,602	-	-	16,602
Total	$526,994	$55,188	$(3,732)	$578,450
	Held to Maturity
Obligations of states and political subdivisions	$6,815	$131	$-	$6,946
Total	$6,815	$131	$-	$6,946
2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(dollars in thousands)
Obligations of U.S. government corporations and agencies	$331,846	$3,824	$(873)	$334,797
Mortgage-backed securities	5,405	158	-	5,563
U.S. treasury securities	10,564	637	-	11,201
Corporate securities	64,633	240	(636)	64,237
Debt securities available for sale	412,448	4,859	(1,509)	415,798
Marketable equity securities	67,665	50,211	(3,559)	114,317
Other securities	37,285	-	-	37,285
Total	$517,398	$55,070	$(5,068)	$567,400
	Held to Maturity
Obligations of states and political subdivisions	$11,512	$181	$-	$11,693
Corporate securities	2,000	10	-	2,010
Total	$13,512	$191	$-	$13,703

There were $12,754,000, $7,086,000 and $5,833,000 in gross realized gains and $3,064,000, $3,826,000 and $2,593,000 in gross realized losses in 2001, 2000 and 1999, respectively, relative to securities available for sale.
     The amortized cost and estimated market value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
     For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of the underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.
Available for Sale	Amortized Cost	Market Value
(dollars in thousands)
Due in one year or less	$28,066	$28,540
Due after one year through five years	397,413	406,603
Due after five years through ten years	14,909	14,393
Total	$440,388	$449,536
Held to Maturity	Amortized Cost	Market Value
(dollars in thousands)
Due in one year or less	$3,634	$3,716
Due after one year through five years	3,181	3,230
Total	$6,815	$6,946

     At December 31, 2001 and 2000, securities with principal amounts of $315,287,000 and $321,549,000, respectively, were pledged to secure repurchase agreements, public funds and trust fund deposits.

NOTE F

Loans

The following table indicates the composition of the loan portfolio at December 31:
	2001	2000
(dollars in thousands)
Real estate - construction	$115,825	$113,856
Real estate - mortgages: Residential Commercial	430,261 621,997	465,779 589,028
Commercial and industrial	394,116	347,285
Consumer installment	80,569	89,076
Gross Loans	$1,642,768	$1,605,024
Allowance for loan losses	(26,926)	(27,395)
Net Loans	$1,615,842	$1,577,629

     The following table presents changes in the allowance for loan losses for the year ended December 31:
	2001	2000	1999
(dollars in thousands)
Balance at beginning of year	$27,395	$27,134	$26,677
Charge-offs	(6,939)	(9,000)	(7,002)
Recoveries	1,470	5,261	3,459
Net charge-offs	(5,469)	(3,739)	(3,543)
Provision for loan losses	5,000	4,000	4,000
Balance at end of year	$26,926	$27,395	$27,134

     The Bank has granted loans to certain officers and directors of S&T as well as certain affiliates of the officers and directors in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate dollar amounts of these loans were $41,803,000 and $42,182,000 at December 31, 2001 and 2000, respectively. During 2001, $59,018,000 of new loans were funded and repayments totaled $59,397,000.
     The principal balances of loans on nonaccrual were $8,253,000 and $2,897,000 at December 31, 2001 and 2000, respectively. At December 31, 2001 there were no commitments to lend additional funds on nonaccrual loans. Other real estate owned, which is included in other assets, was $1,711,000 at December 31, 2001 and $548,000 at December 31, 2000.
     The following table represents S&T's investment in loans considered to be impaired and related information on those impaired loans:
	2001	2000	1999
(dollars in thousands)
Recorded investment in loans considered to be impaired	$9,101	$8,142	$11,602
Loans considered to be impaired that were on a nonaccrual basis	4,761	915	-
Allowance for loan losses related to loans considered to be impaired	1,564	-	73
Average recorded investment in impaired loans	9,897	12,580	5,948
Total interest income per contractual terms on impaired loans	1,455	1,665	1,271
Interest income on impaired loans recognized on a cash basis	1,002	1,507	1,107

NOTE G

Premises and Equipment

The following table is a summary of the premises and equipment accounts at December 31:
	2001	2000
(dollars in thousands)
Land	$3,084	$3,084
Premises	20,713	19,212
Furniture and equipment	17,513	16,221
Leasehold improvements	3,440	3,049
Accumulated depreciation	44,750 (23,368)	41,566 (21,176)
Total	$21,382	$20,390

     Certain banking facilities and equipment are leased under short-term lease arrangements expiring at various dates to the year 2010. All such leases are accounted for as operating leases. Rental expense for premises and equipment amounted to $1,597,000, $1,513,000 and $1,266,000 in 2001, 2000 and 1999, respectively. Minimum annual rentals for each of the years 2002-2006 are approximately $859,000, $838,000, $708,000, $515,000 and $400,000, respectively, and $241,000 for the years thereafter. Included in the above are leases entered into with two directors for which rental expense totaled $515,511, $340,041 and $397,751 in 2001, 2000 and 1999, respectively.

NOTE H

Deposits

The following table indicates the composition of deposits at December 31:
	2001	2000
(dollars in thousands)
Noninterest-bearing demand	$257,694	$232,625
Interest-bearing demand	128,862	123,371
Money market	328,334	308,401
Savings	147,677	144,589
Time deposits	748,750	716,346
Total	$1,611,317	$1,525,332

     The aggregate of all time deposits over $100,000 amounted to $116,523,000 and $123,299,000 for December 31, 2001 and 2000, respectively.

     The following table indicates the scheduled maturities of time deposits at December 31:
	2001	2000
(dollars in thousands)
Due in one year	$477,655	$356,708
Due in one to two years	129,132	243,601
Due in two to three years	46,946	74,683
Due in three to four years	47,973	16,780
Due in four to five years	25,252	16,312
Due after five years	21,792	8,262
Total	$748,750	$716,346

NOTE I

Long-Term Borrowings

The following table is a summary of long-term borrowings with the Federal Home Loan Bank (FHLB):
	2001		2000
	Balance	Average Rate	Balance	Average Rate
(dollars in thousands)
Due in one year	$40,000	6.27%	$55,000	5.90%
Due in one to two years	61,000	5.98%	40,000	6.27%
Due in two to three years	51,500	6.18%	61,000	5.98%
Due in three to four years	-	-	51,500	6.18%
Due in four to five years	-	-	-	-
Due after five years	8,118	6.63%	58,118	4.96%
Total	$160,618	6.15%	$265,618	5.82%

     The purpose of these borrowings was to match-fund selected new loan originations, to mitigate interest rate sensitivity risks and to take advantage of discounted borrowing rates through the FHLB for community investment projects.
     S&T pledged all 1-4 family and multi-family mortgage loans as collateral for any current or future FHLB borrowings. The total carrying amount of these pledged loans was $368,986,000 at December 31, 2001.

     At December 31, 2001 and 2000, S&T had long-term repurchase agreement borrowings totaling $90,638,000 and $112,379,000, respectively, at a weighted average fixed-rate of 6.45% and 6.50%, respectively, which mature in one to four years. The purpose of these borrowings was to lock in fixed-rate fundings to mitigate interest rate risk.

The 2001 decrease is attributable to utilizing funds from maturities and calls of securities to fund loan growth, strong deposit growth and the early repayment of $50 million of callable long-term debt with the Federal Home Loan Bank. A prepayment penalty of $2.9 million ($1.9 million after-tax) is reported as an extraordinary item in the consolidated statement of income.

NOTE J

Short-Term Debt

Federal funds purchased and securities sold under repurchase agreements (REPOS) generally mature within one to 14 days from the transaction date. S&T defines REPOS with the retail customers as retail REPOS, and wholesale REPOS are those transacted with other financial institutions. Information concerning federal funds purchased and REPOS is summarized as follows:
	2001	2000
(dollars in thousands)
Average balance during the year	$79,766	$104,521
Average interest rate during the year	3.08%	5.75%
Maximum month-end balance during the year	$160,103	$168,244
Average interest rate at year-end	1.50%	5.89%

NOTE K

Dividend and Loan Restrictions

Certain restrictions exist regarding the ability of S&T Bank to transfer funds to S&T in the form of dividends and loans. Dividends that may be paid by S&T Bank to S&T are limited to the retained earnings of S&T Bank which amounted to $130,518,000 at December 31, 2001. The amount of dividends that may be paid to S&T is further restricted by regulatory guidelines concerning minimum capital requirements.
     Federal law prohibits S&T from borrowing from S&T Bank unless such loans are collateralized by specific obligations. Further, such loans are limited to 10% of S&T Bank's capital and additional paid-in capital, as defined. At December 31, 2001, the maximum amount available for transfer from S&T Bank to S&T in the form of loans and dividends approximated 46% of consolidated equity.

NOTE L

Litigation

S&T in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of these legal proceedings.

NOTE M

Financial Instruments and Credit Risk

S&T, in the normal course of business, commits to extend credit and issues standby letters of credit. The obligations are not recorded in S&T's financial statements. Loan commitments and standby letters of credit are subject to S&T's normal credit underwriting policies and procedures and generally require collateral based upon management's evaluation of each customer's financial condition and ability to satisfy completely the terms of the agreement. S&T's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral. Unfunded loan commitments totaled $488,108,000 and $450,391,000 at December 31, 2001 and 2000, respectively; and obligations under standby letters of credit totaled $196,462,000 and $174,874,000 at December 31, 2001 and 2000, respectively.
     S&T attempts to limit its exposure to concentrations of credit risk by diversifying its loan portfolio. S&T defines concentrations of credit risk as loans to a specific industry or group in excess of 10% of total loans. S&T has no concentration of credit risk by industry or group. Geographic concentrations exist because S&T provides a full range of banking services including commercial, consumer and mortgage loans to individuals and corporate customers in its seven-county market areas in western Pennsylvania. Management believes these risks are mitigated by underwriting guidelines and ongoing review by loan administration.

NOTE N

Income Taxes

Income tax expense (credits) for the year ended December 31 are comprised of:
	2001	2000	1999
(dollars in thousands)
Current	$20,602	$17,518	$16,749
Deferred	(1,556)	48	1,228
Total (including extraordinary item tax benefit)	$19,046	$17,566	$17,977

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The statutory to effective tax rate reconciliation for the years ended December 31 is as follows:
	2001	2000	1999

Statutory tax rate	35%	35%	35%
Tax-exempt interest income and dividend exclusion	(4)	(5)	(3)
Low income housing tax credits	(2)	(2)	(2)
Effective tax rate	29%	28%	30%

     Income taxes applicable to security gains were $3,392,000 in 2001, $1,141,000 in 2000 and $1,134,000 in 1999.

Significant components of S&T's temporary differences were as follows at December 31:
	2001	2000
(dollars in thousands)
Deferred tax liabilities:
Net unrealized holding gains on securities available for sale	$(18,010)	$(17,501)
Fixed assets	(498)	(573)
Accretion on acquired loans	(127)	(92)
Prepaid pension	(119)	(119)
Prepaid hospitalization	25	(181)
Market-to-market adjustments	(1,080)	(2,437)
Point recognition	(2,094)	(2,127)
Total deferred tax liabilities	(21,903)	(23,030)
Deferred tax assets:
Allowance for loan losses	9,214	9,378
Loan fees	742	687
Interest expense on increasing rate CD's	17	-
Deferred compensation	939	888
Other	251	290
Total deferred tax assets	11,163	11,243
Net deferred tax liability	$(10,740)	$(11,787)

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
     The following table summarizes the components of net periodic pension expense for the Bank's defined benefit plan:
	2001	2000	1999
(dollars in thousands)
Service cost - benefits earned during the period	$953	$1,035	$1,121
Interest cost on projected benefit obligation	1,815	1,702	1,604
Expected return on plan assets	(2,643)	(2,747)	(2,556)
Net amortization and deferral	(119)	(191)	(35)
Net periodic pension expense (income)	$6	$(201)	$134

     The following tables summarize the activity in the benefit obligation and plan assets:
	2001	2000
(dollars in thousands)
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year	$24,742	$25,000
Service cost	953	1,035
Interest cost	1,815	1,702
Plan participants' contributions	315	70
Actuarial gain	57	(1,927)
Benefits paid	(1,114)	(1,138)
Projected benefit obligation at end of year	$26,768	$24,742
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$29,956	$31,043
Actual return on plan assets	(707)	(19)
Employer contributions	-	-
Plan participants' contributions	315	70
Benefits paid	(1,114)	(1,138)
Fair value of plan assets at end of year	$28,450	$29,956

     The following table sets forth the plan's funded status and the accrued pension cost in the consolidated balance sheets at December 31:
	2001	2000
(dollars in thousands)
Projected benefit obligation at end of year	$(26,768)	$(24,742)
Fair value of plan assets at end of year	28,450	29,956
Funded status	1,682	5,214
Unrecognized net gain	(1,155)	(4,667)
Unamortized prior service cost	56	63
Balance of initial unrecognized net asset	14	(7)
Prepaid pension cost included in other assets	$597	$603

Below are actuarial assumptions used in accounting for the plan:
	2001	2000	1999
Weighted-average discount rate	7.5%	7.5%	7.0%
Rate of increase in future compensation levels	5.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	9.0%	9.0%	9.0%

     S&T also has a supplemental retirement plan (SERP) for certain key employees. The SERP is unfunded. The balances of the actuarial present values of projected benefit obligations related to the SERP are $2,416,000 and $2,331,000 at December 31, 2001 and 2000, respectively. Accrued pension costs related to the SERP were $2,287,000 and $2,196,000 at December 31, 2001 and 2000, respectively. Net periodic pension cost related to the SERP was $252,000, $263,000 and $224,000 at December 31, 2001, 2000 and 1999, respectively. The actuarial assumptions are the same as those used in the previous tables.
     S&T maintains a Thrift Plan (Plan) in which substantially all employees are eligible to participate. S&T makes matching contributions to the Plan up to 3% of participants' eligible compensation and may make additional profit-sharing contributions as limited by the Plan. Contributions to the Plan have been cash or unallocated Employee Stock Ownership Plan (ESOP) shares. Expense related to these contributions amounted to $1,298,000, $1,390,000 and $1,328,000 in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the ESOP had no unallocated shares.

NOTE P

Incentive Stock Plan and Dividend Reinvestment Plan

S&T adopted an Incentive Stock Plan in 1992 (Stock Plan) that provides for granting incentive stock options, nonstatutory stock options and stock appreciation rights (SARS). On October 17, 1994, the Stock Plan was amended to include outside directors. The Stock Plan covers a maximum of 3,200,000 shares of S&T common stock and expires ten years from the date of board approval. At December 31, 2001, 2,992,522 nonstatutory stock options had been granted under the stock plan.

     Each year S&T has granted nonstatutory stock options at exercise prices equal to the fair market value of S&T common stock on the grant date.
     Stock options granted under the Stock Plan are not exercisable before a six-month vesting period or after ten years from the date of grant. There were no SARs issued or outstanding at December 31, 2001 and 2000. The following table summarizes the changes in the nonstatutory stock options outstanding during 2001, 2000 and 1999:
	2001		2000		1999
	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price
Outstanding at beginning of year	1,800,122	$20.31	1,435,372	$20.41	1,280,572	$19.08
Granted	420,400	24.40	384,700	19.81	315,800	22.88
Exercised	(116,200)	16.78	(10,950)	12.79	(157,400)	14.64
Forfeited	(3,900)	21.16	(9,000)	24.22	(3,600)	27.75
Outstanding at end of year	2,100,422	$21.32	1,800,122	$20.31	1,435,372	$20.41
Exercisable at end of year	1,680,022	$20.55	1,415,422	$20.45	1,119,572	$19.72

     The following table summarizes the range of exercise prices at December 31:
	2001			2000			1999
	Shares Outstanding	Exercise Price	Contractual Remaining Life (Years)	Shares Outstanding	Exercise Price	Contractual Remaining Life (Years)	Shares Outstanding	Exercise Price	Contractual Remaining Life (Years)
1994	62,000	$9.50	3	83,000	$9.50	4	84,400	$9.50	5
1995	154,000	13.13	4	171,300	13.13	5	180,650	13.13	6
1996	181,500	15.44	5	192,500	15.44	6	192,500	15.44	7
1997	288,622	20.38	6	329,422	20.38	7	331,422	20.38	8
1998	326,800	27.75	7	327,200	27.75	8	330,600	27.75	9
1999	309,800	22.88	8	312,000	22.88	9	315,800	22.88	10
2000	357,300	19.81	9	384,700	19.81	10	-	-	-
2001	420,400	24.40	10	-	-	-	-	-	-
Total	2,100,422	$21.32	7.3	1,800,122	$20.31	7.7	1,435,372	$20.41	8.1

Options are granted in December and have a six-month vesting period and a ten-year contractual life.
     S&T accounts for stock options in accordance with APB25. The following proforma information regarding net income and earnings per share assumes the adoption of Statement No. 123 for stock options granted subsequent to December 31, 1994. The estimated fair value of the options is amortized to expense over the vesting period.
     The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.39%, 5.17% and 6.19%; a dividend yield of 4.0%, 4.4% and 3.5%; volatility factors of the expected market price of S&T's common stock of .283, .265 and .270; and a weighted-average expected life of five years.
	2001	2000	1999
(dollars in thousands, except per share data)
Proforma net income	$46,242	$44,163	$40,182
Proforma earnings per share - Basic	1.72	1.64	1.48
Proforma earnings per share - Diluted	1.71	1.63	1.47

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

NOTE Q

S&T Bancorp, Inc. (parent company only)

Condensed Financial Information
Balance Sheets at December 31:	2001	2000
(dollars in thousands)
ASSETS
Cash	$22	$17
Investments in:
Bank subsidiary	186,532	173,669
Nonbank subsidiary	110,387	106,128
Total Assets	$296,941	$279,814
LIABILITIES
Dividends payable	$6,413	$5,929
Other liabilities	(2,799)	(3,212)
Total Liabilities	3,614	2,717
Total Shareholder's Equity	293,327	277,097
Total Liabilities and Shareholder's Equity	$296,941	$279,814

Statements of Income for the year ended December 31:
	2001	2000	1999
(dollars in thousands)
Dividends from bank subsidiary	$24,689	$22,666	$20,565
Investment income	15	59	60
Income before equity in undistributed net income of subsidiaries	24,704	22,725	20,625
Equity in undistributed net income of:
Bank subsidiary	14,332	14,911	13,517
Nonbank subsidiary	8,262	7,337	7,276
Net Income	$47,298	$44,973	$41,418
Statements of Cash Flows for the year ended December 31:	2001	2000	1999
(dollars in thousands)
OPERATING ACTIVITIES
Net Income	$47,298	$44,973	$41,418
Equity in undistributed net income of subsidiaries	(23,777)	(23,170)	(22,208)
Change in other assets/liabilities	413	(23)	(526)
Total Provided by Operating Activities	23,934	21,780	18,684
INVESTING ACTIVITIES
Distributions from bank subsidiary	7,600	1,349	18,320
Total Provided in Investing Activities	7,600	1,349	18,320
FINANCING ACTIVITIES
Dividends	(24,205)	(22,134)	(20,149)
Acquisition of treasury stock	(7,324)	(1,001)	(17,241)
Total Used in Financing Activities	(31,529)	(23,135)	(37,390)
Increase (decrease) in Cash	5	(6)	(386)
Cash at Beginning of Year	17	23	409
Cash at End of Year	$22	$17	$23

NOTE R

Regulatory Matters

S&T is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect of S&T's financial statements. Under capital guidelines and the regulatory framework for prompt corrective action, S&T must meet specific capital guidelines that involve quantitative measures of S&T's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. S&T's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require S&T to maintain minimum amounts and ratios of Tier I and Total capital to risk-weighted assets and Tier I capital to average assets. As of December 31, 2001 and 2000, S&T meets all capital adequacy requirements to which it is subject.

     To be classified as well capitalized, S&T must maintain minimum Tier I risk-based, Total risk-based and Tier I leverage ratios as set forth in the table below:
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(dollars in thousands)
As of December 31, 2001
Total Capital (to Risk Weighted Assets)	$299,029	14.89%	$160,659	8.00%	200,824	10.00%
Tier I Capital (to Risk Weighted Assets)	254,865	12.69%	80,330	4.00%	120,495	6.00%
Tier I Capital (to Average Assets)	254,865	10.98%	92,823	4.00%	116,028	5.00%
As of December 31, 2000
Total Capital (to Risk Weighted Assets)	$284,265	14.61%	$155,666	8.00%	$194,582	10.00%
Tier I Capital (to Risk Weighted Assets)	238,911	12.28%	77,833	4.00%	116,749	6.00%
Tier I Capital (to Average Assets)	238,911	10.41%	91,806	4.00%	114,757	5.00%

     The most recent notification from the Federal Deposit Insurance Corporation categorized S&T Bank as well capitalized under the regulatory framework for corrective action. At December 31, 2001, S&T Bank's Tier I and Total capital ratios were 9.33% and 10.58%, respectively, and Tier I capital to average assets was 8.07%. At December 31, 2000, S&T Bank's Tier I and Total capital ratios were 9.11% and 10.37%, respectively, and Tier I capital to average assets was 7.64%.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
S&T Bancorp, Inc. and Subsidiaries

Shareholders and Board of Directors
S&T Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries (S&T) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of S&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of S&T Bancorp, Inc. and subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
January 17, 2002

STOCK PRICES AND DIVIDEND INFORMATION
SELECTED FINANCIAL INFORMATION
S&T Bancorp, Inc. and Subsidiaries

STOCK PRICES AND DIVIDEND INFORMATION

S&T Bancorp, Inc.'s common stock is listed on the Nasdaq National Market System (Nasdaq). The range of sales prices for the year 2001 and 2000 are as follows and are based upon information obtained form Nasdaq. As of the close of business January 31, 2002, there were 3,185 shareholders of record of S&T Bancorp, Inc. Dividends paid by S&T are provided from the Bank's dividends to S&T. In addition, the payment of dividends by the Bank to S&T is subject to the restrictions described in the Note K to the Consolidated Financial Statements. The cash dividends declared shown below represent the historical per share amounts for S&T Bancorp, Inc. common stock.
	Price Range of Common Stock
2001	Low	High	Cash Dividends Declared
Fourth Quarter	$22.26	$25.30	$0.24
Third Quarter	20.81	25.25	0.23
Second Quarter	21.20	25.11	0.23
First Quarter	20.31	23.56	0.22
2000
Fourth Quarter	$17.38	$22.94	$0.22
Third Quarter	17.75	20.00	0.21
Second Quarter	16.75	18.75	0.21
First Quarter	17.13	23.44	0.20

SELECTED FINANCIAL INFORMATION
Year Ended December 31:	2001	2000	1999	1998	1997
(dollars in thousands, except per share data)
INCOME STATEMENTS
Interest income	$166,702	$176,184	$156,727	$151,438	$141,101
Interest expense	76,713	86,141	69,942	69,156	62,284
Provision for loan losses	5,000	4,000	4,000	10,550	5,000
Net interest income after provision for loan losses	84,989	86,043	82,785	71,732	73,817
Noninterest income	31,230	22,154	20,100	24,418	16,441
Noninterest expense	46,972	45,658	43,490	41,988	43,198
Income before taxes and extraordinary item	69,247	62,539	59,395	54,162	47,060
Applicable income taxes	20,062	17,566	17,977	16,199	13,646
Net income before extraordinary item	49,185	44,973	41,418	37,963	33,414
Extraordinary item (after-tax)	1,887	-	-	-	-
Net income	$47,298	$44,973	$41,418	$37,963	$33,414
PER SHARE DATA1 Earnings per common share:
Net income before extraordinary item	$1.83	$1.67	$1.52	$1.37	$1.18
Extraordinary item	0.07	0.00	0.00	0.00	0.00
Net income	$1.76	$1.67	$1.52	$1.37	$1.18
Earnings per common share assuming dilution:
Net income before extraordinary item	$1.82	$1.66	$1.51	$1.35	$1.17
Extraordinary item	0.07	0.00	0.00	0.00	0.00
Net income	$1.75	$1.66	$1.51	$1.35	$1.17
Dividends declared	0.92	0.84	0.76	0.66	0.56
Book Value	11.01	10.28	8.88	9.38	9.20

1 Per share amounts have been restated to record the effect of a two-for-one common stock split in the form of a 100% stock dividend distributed on October 30, 1998.

SELECTED FINANCIAL DATA
QUARTERLY SELECTED FINANCIAL DATA
S&T Bancorp, Inc. and Subsidiaries

SELECTED FINANCIAL DATA
BALANCE SHEET TOTALS (PERIOD END):

Year Ended December 31:	2001	2000	1999	1998	1997
(dollars in thousands)
Total assets	$2,357,874	$2,310,290	$2,194,073	$2,069,611	$1,920,291
Securities	585,265	580,912	575,224	591,486	568,220
Net loans	1,615,842	1,577,629	1,469,143	1,339,232	1,253,326
Total deposits	1,611,317	1,525,332	1,435,065	1,380,063	1,284,658
Securities sold under repurchase agreements	99,837	80,686	116,009	138,825	170,124
Long-term borrowings	251,226	377,997	364,062	240,068	144,218
Total shareholders' equity	293,327	277,097	239,700	259,637	260,118

QUARTERLY SELECTED FINANCIAL DATA
	2001				2000
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
(dollars in thousands, except per share data)
SUMMARY OF OPERATIONS
Income Statements:
Interest income	$38,466	$41,062	$42,997	$44,177	$45,741	$45,328	$43,216	$41,899
Interest expense	16,241	18,640	20,272	21,560	22,790	22,442	21,043	19,866
Provision for loan losses	1,150	850	2,000	1,000	1,000	1,000	1,000	1,000
Net interest income after provision for loan losses	21,075	21,572	20,725	21,617	21,951	21,886	21,173	21,033
Security gains, net	1,499	4,268	2,499	1,424	836	961	569	895
Noninterest income	5,779	5,448	5,289	5,024	4,867	4,755	4,910	4,361
Noninterest expense	11,710	11,780	11,792	11,690	11,438	11,730	11,178	11,312
Income before taxes and extraordinary item	16,643	19,508	16,721	16,375	16,216	15,872	15,474	14,977
Applicable income taxes	4,775	5,763	4,799	4,725	4,586	4,459	4,331	4,190
Net income before extraordinary item	11,868	13,745	11,922	11,650	11,630	11,413	11,143	10,787
Extraordinary item (after tax)	-	1,887	-	-	-	-	-	-
Net income	$11,868	$11,858	$11,922	$11,650	$11,630	$11,413	$11,143	$10,787
PER SHARE DATA Earnings per common share assuming dilution:
Net income before extraordinary item	$0.44	$0.51	$0.44	$0.43	$0.43	$0.42	$0.41	$0.40
Extraordinary item	-	0.07	-	-	-	-	-	-
Net income	$0.44	$0.44	$0.44	$0.43	$0.43	$0.42	$0.41	$0.40
Dividends declared	0.24	0.23	0.23	0.22	0.22	0.21	0.21	0.20
Book value	$11.01	$10.88	$10.82	$10.56	$10.28	$9.81	$9.19	$8.96
AVERAGE BALANCE SHEET TOTALS
Total assets	$2,325,582	$2,336,508	$2,355,230	$2,311,571	$2,300,826	$2,276,239	$2,239,178	$2,192,311
Securities	567,949	547,698	549,248	554,042	584,086	580,977	569,610	567,311
Net loans	1,618,697	1,614,665	1,620,793	1,592,160	1,570,290	1,530,552	1,501,081	1,476,447
Total deposits	1,598,356	1,597,007	1,578,771	1,531,354	1,500,831	1,482,129	1,477,065	1,444,314
Securities sold under repurchase agreements	89,406	67,643	65,975	65,906	100,550	80,292	87,269	141,668
Long-term borrowings	266,741	323,937	367,080	378,115	378,579	409,890	390,888	329,681
Total shareholders' equity	296,085	294,918	291,984	285,041	273,805	260,323	248,510	239,833