Form 10-K, Exhibit 13
period 2002-12-31
S&T BANCORP INC
filed 2003-03-21
CIK 719220

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
S&T Bancorp, Inc. and Subsidiaries

FINANCIAL CONDITION

Average earning assets grew $158.6 million in 2002 primarily as a result of excellent growth in commercial lending activities for S&T Bancorp, Inc. (S&T) and the acquisition of Peoples Financial Corp., Inc. (PFC). During 2002, average loan balances increased by $119.1 million, and average securities and federal funds increased $39.5 million. The funding for this loan and security growth was primarily provided by a $137.7 million increase in average deposits, an increase of $8.8 million in average earnings retained, and a $22.8 million increase in average borrowings.
	2002		2001
Loans (in millions)	Average Loan Balance	Loan Balance Percentage	Average Loan Balance	Loan Balance Percentage
Commercial, mortgage and industrial	$1,227.2	70%	$1,104.2	67%
Residential real estate mortgage	447.5	25%	451.8	28%
Installment	84.3	5%	83.9	5%
Total	$1,759.0	100%	$1,639.9	100%

LENDING ACTIVITY

Average loans at December 31, 2002 were $1.8 billion, a $119.1 million or 7.3% increase from December 31, 2001. The increases in average loans for 2001 were $91.0 million. Changes in the composition of the average loan portfolio during 2002 included increases of $118.4 million of commercial loans, $11.0 million of home equity loans and $0.4 million in installment loans, offset by a $10.7 million decrease in residential mortgages. Total loans at December 31, 2002 increased $356.1 million from December 31, 2001. The increase is primarily attributable to $237.4 million of 1-4 family loans acquired in the PFC merger, and $118.7 million of internal growth with the commercial loan category increasing $186.6 million, offset by a decrease in residential mortgage balances due to paydowns, refinancings and sales into the secondary mortgage market.

Average commercial, mortgage and industrial loans currently comprise 70% of the loan portfolio. Although commercial loans can be an area of higher risk, management believes these risks are mitigated by limiting concentrations and applying rigorous underwriting review by loan administration.

Residential mortgage loans currently comprise 25% of the loan portfolio. Residential mortgage lending continued to be a strategic focus for 2002 through the establishment of a centralized mortgage origination department, product redesign, secondary market activities and the utilization of commission compensated originators. Management believes that if a downturn in the local residential real estate market occurs, the impact of declining values on the real estate loan portfolio will be negligible because of S&T's conservative mortgage lending policies for portfolio loans which generally require a maximum term of 20 years for fixed rate mortgages, a maximum term of 30 years for adjustable rate mortgages and private mortgage insurance for loans with less than a 20% down payment. Adjustable rate mortgages with repricing terms of one, three and five years comprised 10% of the residential mortgage portfolio in 2002 and 16% in 2001. Home equity loans increased $17.5 million during 2002 as compared to 2001 and totaled $147.4 million at December 31, 2002

Most of the decline in average residential loans was due to more active participation in the secondary mortgage markets. S&T periodically designates specific loan originations, generally longer-term, lower yielding 1-4 family mortgages, as held for sale and sells them to the Fannie Mae. The intent of these sales is to mitigate interest rate risk associated with holding long-term residential mortgages in the loan portfolio, generate fee revenue from servicing, and maintain the primary customer relationship. During 2002, S&T sold $74.6 million of 1-4 family mortgages to Fannie Mae and currently services $120.2 million of secondary market loans. Fees and gains from mortgage servicing activities were $1.7 million in 2002. S&T will continue to sell longer-term loans to Fannie Mae in the future on a selective basis, especially during periods of lower interest rates.

Consumer installment loans currently comprise 5% of the loan portfolio. Installment loan decreases were primarily the result of significantly lower volumes in the indirect auto loan category and S&T's strategy to continue to focus resources toward the origination of direct installment loans and home equity loans. The balance of consumer installment loans at December 31, 2002 was $96.7 million.

Loan underwriting standards for S&T are established by a formal policy administered by the S&T Bank Credit Administration Department, and are subject to the periodic review and approval of the S&T Board of Directors.

Rates and terms for commercial real estate and equipment loans normally are negotiated, subject to such variables as economic conditions, marketability of collateral, credit history of the borrower and future cash flows. The loan to value policy guideline for commercial real estate loans is generally 75%-80%.

The loan to value policy guideline for residential, first lien, mortgage loans is 80%. Higher loan to value loans may be approved with the appropriate private mortgage insurance coverage. Second lien positions are sometimes assumed with home equity loans, but normally only to the extent that the combined credit exposure for both first and second liens does not exceed 100% of the loan value.

A variety of unsecured and secured installment loan and credit card products are offered by S&T. However, the majority of the installment loan portfolio consists of vehicle loans. Loan to value guidelines for direct loans are 90%-100% of invoice for new automobiles and 80%-90% of National Automobile Dealer Association (NADA) value for used automobiles.

Management continues to pursue quality loans in all lending categories within our market area in order to honor our commitment to provide comprehensive financial services to our customers. S&T's loan portfolio primarily represents loans to businesses and consumers in our market area of western Pennsylvania rather than to borrowers in other areas of the country or to borrowers in other nations. S&T has not concentrated its lending activities in any industry or group. During the past several years, management has developed an effective credit and loan administration staff to assist in evaluating loans before they are made and to identify problem loans early.

SECURITY ACTIVITY

Average securities increased $67.3 million in 2002 and decreased $48.5 million in 2001. The largest components of the 2002 increase included $114.6 million in mortgage-backed securities and $8.5 million of states and political subdivisions. Offsetting these increases were average decreases of $2.6 million of U. S. treasury securities, $35.1 million of U.S. government agency securities, $11.0 million of corporate securities, $1.3 million of corporate equities and $5.8 million in Federal Home Loan Bank (FHLB) stock. The FHLB capital stock is a membership and borrowing requirement and is acquired and sold at stated value.

The amount of S&T's investment in FHLB stock depends upon S&T's borrowing levels from the FHLB. Included in the above amounts are $18.5 million of debt securities and $21.4 million of equities securities acquired in the PFC acquisition.

The equity securities portfolio is primarily comprised of bank holding companies, as well as preferred and utility stocks to take advantage of the dividends received deduction for corporations. During 2002, the equity portfolio yielded 7.2% on a fully taxable equivalent basis, had a total market value of $71.8 million and net unrealized gains at December 31, 2002 of $21.6 million. The equity securities portfolio consists of securities traded on the various stock markets and are subject to changes in market value.

S&T's policy for security classification includes U.S. treasuries, U.S. government agencies, mortgage-backed securities, collateralized mortgage obligations, municipal securities, corporate securities and marketable equity securities as available for sale. Two municipal securities are classified as held to maturity. On a quarterly basis, management evaluates the security portfolios for other than temporary declines in fair value. During 2002, $0.7 million of realized losses were taken on two equity securities deemed to be other than temporarily impaired. The performance of the equities market could generate further impairment in future periods. At December 31, 2002, net unrealized gains on securities classified as available for sale were approximately $40.9 million as compared to $51.5 million at December 31, 2001.

NONEARNING ASSETS

Average noninterest earning assets increased $32.0 million in 2002 and $2.2 million in 2001. The 2002 increase is primarily attributable to the goodwill and other intangibles recorded in the merger of PFC, as well as increases in cash and due from banks and accrued interest receivable on a higher earning asset balance. The 2001 increase is primarily attributable to increases in cash and due from banks and accrued interest receivable on a higher earning asset balance.

	2002		2001
Allowance for Loan Losses (in millions)	Allowance Balance	Loan Balance Percentage	Allowance Balance	Loan Balance Percentage
Commercial, mortgage and industrial	$26.6	70%	$23.0	67%
Residential real estate mortgage	0.7	25%	0.7	28%
Installment	2.7	5%	3.1	5%
Unallocated	0.1	_	0.1	-
Total	$30.1	100%	$26.9	100%

ALLOWANCE FOR LOAN LOSSES

The balance in the allowance for loan losses increased to $30.1 million or 1.51% of total loans at December 31, 2002 as compared to $26.9 million or 1.64% of total loans at December 31, 2001. The decrease in the allowance for loan losses as a percent of total loans is a result of internal loan growth and acquiring $237.4 million of loans in the PFC merger. The acquired portfolio was primarily 1-4 family residential loans and consumer installment loans with a lower credit risk profile and allowance coverage of 0.60%.

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

Significant to this analysis is the shift in loan portfolio composition to an increased mix of commercial loans, excluding the impact of the PFC acquisition. These loans are generally larger in size, and due to our continuing growth, many are not well seasoned. Management relies on its risk rating process to monitor trends which may be occurring relative to commercial loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination and allocation of the allowance for loan losses. During 2002, the risk rating analysis of the portfolio remained relatively stable.

Generally all of the allowance was allocated to the various loan types. An insignificant amount of unallocated allowance exists at year-end and reflects the inherent imprecision in loan loss migration models. Management anticipates that the unallocated portion of the allowance will remain insignificant in the future.

Management believes its quantitative analysis and risk rating process is sufficient and allow it to conclude that the total allowance for loan losses is adequate to absorb probable loan losses.

Net loan charge-offs totaled $6.0 million in 2002 and $5.5 million in 2001. The balance of nonperforming loans, which includes nonaccrual loans past due 90 days or more, at December 31, 2002, was $5.8 million or 0.29% of total loans. This compares to nonperforming loans of $8.3 million or 0.50% of total loans at December 31, 2001. Other real estate owned increased by $0.5 million in 2002 to $2.2 million primarily as a result of a manufacturing facility acquired through foreclosure. Management believes that this facility has been adjusted to its lower of cost or fair value less estimated cost of resale.

DEPOSITS

Average total deposits increased by $137.7 million in 2002 (including $93.4 million of average deposits acquired with the PFC acquisition) and $100.4 million in 2001. The mix of average deposits changed in 2002 with time deposits increasing $18.8 million, money market accounts and interest-bearing demand deposits increasing $48.1 million and savings accounts increasing $23.3 million. Average noninterest-bearing deposits increased by $47.5 million or 20% in 2002 and were approximately 16% and 15% of total deposits during 2002 and 2001, respectively. Some of the changes can be partially explained by customers shifting funds into demand, savings and money market accounts in anticipation of higher interest rates in the future and strategic initiatives to increase cash management type accounts. Total deposits at December 31, 2002 increased $314.8 million compared to December 31, 2001. Included in this increase are $292.7 million of deposits acquired from the PFC acquisition. The remaining increase is internal growth.

Management believes the S&T deposit base is stable and S&T has the ability to attract new deposits, mitigating a funding dependency on volatile liabilities. Special rate deposits of $100,000 and over were 9% and 7% of total deposits at December 31, 2002 and 2001, respectively, and primarily represent deposit relationships with local customers in our market area. In addition, S&T has the ability to access both public and private markets to raise long-term funding if necessary. At December 31, 2002, there were $9.6 million of brokered retail certificates of deposit outstanding compared to $10.2 million at December 31, 2001.

BORROWINGS

Average borrowings increased $22.8 million in 2002 and were comprised of securities sold under repurchase agreements (REPOS), federal funds purchased and long-term borrowings at the FHLB. S&T defines REPOS with its retail customers as retail REPOS; wholesale REPOS are those transacted with other banks and brokerage firms with terms normally ranging from one to 14 days.

The average balance in retail REPOS decreased by $6.1 million in 2002 and $14.7 million in 2001. S&T views retail REPOS as a relatively stable source of funds since most of these accounts are with local, long-term customers.

Wholesale REPOS and federal funds purchased averaged $137.5 million in 2002, an increase of $126.4 million from the 2001 averages. The increase was made in order to take advantage of low rate short-term funds and to better match commercial borrower shifts into more variable rate products.

During 2002, average fixed rate borrowings decreased $97.5 million. At December 31, 2002, S&T had long-term borrowings outstanding of $145.6 million at a fixed-rate with the FHLB and $66.1 million of fixed rate long-term repurchase agreement borrowings. The purpose of these borrowings was to provide matched fundings for newly originated loans, to mitigate the risk associated with volatile liability fundings, to take advantage of lower cost funds through the FHLB's Community Investment Program and to fund stock buy-backs.

The interest rate risk of various funding strategies is managed through S&T's Asset Liability Committee (ALCO). During the third quarter of 2001, S&T incurred a one-time extraordinary charge of $2.9 million, $1.9 million after-tax, as a prepayment penalty on the early repayment of $50.0 million of callable long-term debt with the FHLB. The strategy was implemented in order to mitigate sensitivity to falling interest rates and also contributed to the improvement in 2002 net interest income.

WEALTH MANAGEMENT ASSETS

The year-end market value balance of the S&T Bank Wealth Management Group assets, which are not accounted for as part of the assets of S&T, increased 8% in 2002 to $843.0 million from $780.0 million at December 31, 2001. The 2002 increase is attributable to increased performance despite a depressed stock market and an uncertain economic environment.

RESULTS OF OPERATIONS
Year Ended December 31, 2002

NET INCOME

Net income was a record $48.6 million or $1.81 per diluted earnings per share, representing a 3% increase from the $47.3 million or $1.75 per diluted earnings per share in 2001. The increase in earnings was primarily the result of increases in net interest income and improvements in noninterest income offset by increased operating expenses The return on average assets was 1.94% for 2002, as compared to 2.03% for 2001. The return on average equity was relatively unchanged at 16.15% for 2002, compared to 16.19% for 2001. Without the equity effects of unrealized gains on the available for sale investment portfolio, return on average equity would have been 17.88% and 18.40% in 2002 and 2001, respectively.

NET INTEREST INCOME

On a fully taxable equivalent basis, net interest income increased $4.9 million for 2002 compared to 2001. The net yield on interest-earning assets remained relatively stable at 4.21% in 2002 as compared to 4.29% in 2001. Contributing to the improvement in net interest income was a $186.6 million of non-merger related growth in commercial loans, a $0.5 million decrease in delinquent interest and the acquisition of PFC.

In 2002, average loans increased $119.1 million, average securities increased $67.3 million and average federal funds sold decreased $27.8 million. The yields on average loans decreased by 129 basis points and the yields on average securities decreased 335 basis points. The yields on federal funds declined 260 basis points. Overall funding costs decreased 136 basis points.

Average interest-bearing deposits provided $90.1 million of the funds for the growth in average earning assets, at a cost of 3.61% in 2002 as compared to 3.96% in 2001. The cost of repurchase agreements and other borrowed funds decreased 29 basis points to 5.40%.

Positively affecting net interest income was a $45.7 million increase in average net free funds. Average net free funds are the excess of demand deposits, other noninterest-bearing liabilities and shareholders' equity over nonearning assets. Most of this increase is due to the PFC acquisition and the successful marketing of new demand account and corporate cash management services.

Maintaining consistent spreads between interest-earning assets and interest-bearing liabilities is very significant to S&T's financial performance since net interest income comprised 79% of operating revenue in 2002. The level and mix of earning assets and funds are continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet. A variety of asset/liability management strategies were successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

PROVISION FOR LOAN LOSSES

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $7.8 million and $5.0 million for 2002 and 2001, respectively. The provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio, as determined by the model for the adequacy of the allowance for loan losses.

Credit quality statistics are an important factor in determining the amount of the allowance, and thus resulting, provision expense. Net loan charge-offs totaled $6.0 million for 2002 compared to $5.5 million for 2001. Included in net charge-offs is $1.7 million incurred during the fourth quarter of 2002 for a commercial real estate loan and $0.5 million for a loan that was previously placed into nonperforming status and partially charged-off. The additional charge was made to reflect the estimated fair market value decline in the collateral during this period of economic recession. Nonperforming loans to total loans decreased to 0.29% at December 31, 2002 from 0.50% at December 31, 2001. Also affecting the amount of the allowance and resulting provision expense is loan growth and portfolio composition. Most of the loan growth in 2002 and 2001 is attributable to larger-sized commercial loans.

NONINTEREST INCOME

Noninterest income, excluding net security gains, increased $4.1 million or 19% in 2002 compared to 2001. Increases included $1.1 million or 15% in service charges and fees, a $2.4 million or 31% increase in other income, a $0.2 million or 11% increase in letter of credit fees and $0.4 million or 9% increase in wealth management fees. Security gains totaled $7.1 million in 2002. S&T recognized $7.5 million of gains on equity securities during 2001. $0.8 million of the 2002 equity security gains was the result of Emerging Issues Task Force #91-5, Nonmonetary Exchange of Cost-Method Investments (EITF 91-5). This accounting pronouncement requires the mark to market of equity securities when an acquisition of the company in which securities are owned occurs. EITF 91-5 gains recognized were all attributable to the American Financial Holdings/American Bank of Connecticut, Sovereign Bancorp/Main Street Bancorp, Sky Financial Group/Three Rivers Bancorp mergers. The remaining security gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented. Unrealized gains, net of unrealized losses, in the available for sale portfolio, which includes debt and equity securities, totaled $40.9 million at December 31, 2002 compared to $51.5 million at December 31, 2001.

The increase in service charges on deposit accounts was primarily the result of management's continued effort to implement reasonable fees for services performed and to manage closely the collection of these fees, as well as expanding new cash management relationships.

The $0.4 million increase in wealth management fees was the result of better performance in brokerage and annuity activities over the last 12 months.

The $2.4 million increase in other income was related to higher activity levels for mortgage banking and insurance. These areas were the focus of several strategic initiatives and product enhancements implemented in order to expand this source of revenue. Mortgage banking revenue increased $0.6 million from 2001 as the result of heavy refinancing activities by mortgage customers in response to the low-interest rate environment. Insurance commissions increased $1.0 million from 2001 primarily a result of revenue being generated by Evergreen Insurance Associates, LLC (Evergreen) that was acquired by S&T on August 1, 2002. Other fee revenue increases are normal and reflect organization expansion.

NONINTEREST EXPENSE

Noninterest expense increased $4.8 million or 10% in 2002 compared to 2001. The increase is primarily attributable to increased employment and other expenses. These increases are primarily the result of the addition of new employees in order to start-up several new strategic initiatives, the insurance and bank acquisitions and the one-time merger costs of $0.6 million for the PFC acquisition. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 42% and 41% in 2002 and 2001, respectively.

Staff expense increased 9% or $2.3 million in 2002. The increase is primarily attributable to higher medical and pension costs, higher staffing levels required to implement new initiatives in fee based business lines and from the Evergreen and PFC acquisitions. Average full-time equivalent staff was 707 in 2002 and 675 in 2001. Non-acquisition related staffing increases are primarily due to expansion of mortgage banking, brokerage, wealth management and retail banking functions.

S&T's net periodic benefit cost is based primarily on three assumptions: the discount rate for plan liabilities; the expected return on plan assets and the rate of compensation increase. Net periodic pension expense of $582,000 and $6,000 was recorded for S&T's defined benefit plan for 2002 and 2001, respectively. The increase in expense for 2002 reflects decreases in the discount rate and the assumed rate of compensation increase, an anticipated decrease in the expected rate of return on plan assets from 9% to 8%, and the decline in the value of plan assets from December 31, 2001 to December 31, 2002. Net periodic pension expense is expected to increase to approximately $1,168,000 for the year 2003, assuming no other significant changes in assumptions for the plan.

Occupancy and equipment expense increased 8% or $0.5 million as compared to 2001. This increase is primarily attributable to the opening of a new wealth management office in downtown Pittsburgh and increased facilities acquired in the PFC and Evergreen mergers. Data processing increased 15% or $0.4 million in 2002 as compared to 2001 and is attributable to conversion costs relating to the PFC acquisition and increases in electronic banking services.

Other expenses increased 13% or $1.6 million as compared to 2001. The increase reflects normal changes due to increased activity levels with the insurance and bank acquisitions and $0.4 million of one-time merger expenses related to the Evergreen and PFC acquisitions. Other expense increases included a $0.3 million funding of S&T's Charitable Foundation; the remaining increases were not significant and reflect normal changes due to activity increases, organization expansion and fee increases from vendors.

FEDERAL INCOME TAXES

Federal income tax expense increased $0.3 million to $19.4 million in 2002 as compared to 2001. This slight increase despite a higher level of taxable income is primarily the result of the tax benefit from a recent tax law change that now allows for a tax deduction of dividends paid to participants in the S&T defined contribution retirement plan. The 2002 effective tax rate of 28% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income, the tax benefits associated with Low Income Housing Tax Credit (LIHTC) and Federal Historic Tax Credit projects and the new defined contribution retirement plan deduction. S&T currently does not incur any alternative minimum tax.

RESULTS OF OPERATIONS
Year Ended December 31, 2001

NET INCOME

Net income was a record $47.3 million or $1.75 per diluted earnings per share, inclusive of a one-time extraordinary charge of $.07 per share in 2001, representing a 5% increase from the $45.0 million or $1.66 per diluted earnings per share in 2000. The return on average assets increased to 2.03% for 2001, as compared to 2.00% for 2000. The return on average equity decreased to 16.19% for 2001, compared to 17.70% for 2000. Without the equity effects of unrealized gains on the available for sale investment portfolio, return on average equity would have been 18.40% and 19.00% in 2001 and 2000, respectively. The unprecedented drop in short-term interest rates, along with the effects of a slowing economy on delinquencies and loan demand, caused net interest income to be essentially flat on a year-to-year basis. In addition, a one-time pretax extraordinary loss of $2.9 million ($1.9 million after-tax, or $.07 per share) was incurred on the early repayment of $50.0 million of long-term debt. The compression in net interest income, and the extraordinary loss, were mitigated to some extent by strong noninterest income performance.

NET INTEREST INCOME

On a fully taxable equivalent basis, net interest income decreased $0.2 million for 2001 compared to 2000. The net yield on interest-earning assets decreased to 4.29% in 2001 as compared to 4.40% in 2000. The decline in the net yield on interest-earning assets during 2001 was primarily attributable to the unprecedented reduction in short-term interest rates during the year. During 2001, declining interest rates and a relatively flat yield curve created limited opportunities for securities leveraging programs. Excess funds from deposit growth and called securities were utilized to pay-down borrowings until better yielding opportunities were presented. Part of our strategy to modify this sensitivity was the aforementioned early repayment of some callable long-term debt in the third quarter of 2001.

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

Maintaining consistent spreads between interest-earning assets and interest-bearing liabilities is very significant to S&T's financial performance since net interest income comprised 81% of operating revenue. The level and mix of earning assets and funds are continually monitored by ALCO in order to mitigate the interest rate sensitivity and liquidity risks of the balance sheet. A variety of asset/liability management strategies were successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

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

NONINTEREST INCOME

Noninterest income, excluding net security gains, increased $2.6 million or 14% in 2001 compared to 2000. Increases included $0.5 million or 7% in service charges and fees, $1.4 million or 22% increase in other income, $0.4 million or 27% increase in letter of credit fees and $0.4 million or 9% in wealth management fees. Security gains totaled $9.7 million in 2001. S&T recognized $6.8 million of gains on equity securities during 2001. $0.4 million was the result of Emerging Issues Task Force #91-5, Nonmonetary Exchange of Cost-Method Investments (EITF 91-5). This accounting pronouncement requires the mark to market of equity securities when an acquisition of the company in which securities are owned occurs. EITF 91-5 gains recognized were all attributable to the Texaco/Chevron merger. The remaining security gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented.

S&T Investment Company continues to be a stable earnings contributor despite the volatility in the stock markets. The equity portfolio currently had a market value of $112.3 million that includes $42.3 million of unrealized gains. The available for sale bond portfolio gains of $2.9 million were taken on the sale of $62.0 million of callable U.S. agency securities, classified as available for sale, as part of a strategy to reduce optionality in the securities and long-term debt positions.

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

NONINTEREST EXPENSE

Noninterest expense increased $1.3 million or 3% in 2001 compared to 2000. The increase was primarily attributable to increased employment, occupancy and equipment and data processing, offset by a decrease of $0.8 million in other expenses. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 41% in 2001 and 2000, respectively.

Staff expense increased 7% or $1.6 million in 2001. The increase resulted from normal merit increases, strategic staffing increases and higher benefit plan costs during 2001. Average full-time equivalent staff was 675 in 2001 and 661 in 2000. Staffing increases are primarily related to expansion of mortgage banking, brokerage, wealth management and retail banking functions.

Occupancy and equipment expense increased 6% or $0.4 million as compared to 2000. This increase was primarily attributable to the opening of a new regional office in Allegheny County, expanded operations and administrative facilities and higher energy and maintenance costs. Data processing increased 6% or $0.2 million in 2001 as compared to 2000.

Other expenses decreased 6% or $0.8 million as compared to 2000. This decrease was primarily attributable to a decrease in legal expenses due to legal costs associated with increased loan collection activities and the formation of S&T Insurance Group, LLC in 2000. Other expense increases were not significant and reflect normal changes due to activity increases, organization expansion and fee increases from vendors.

FEDERAL INCOME TAXES

Federal income tax expense increased $1.5 million to $19.0 million in 2001 primarily as a result of a higher effective tax rate in 2001. The 2001 effective tax rate of 29% was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income and the tax benefits associated with Low Income Housing Tax Credit (LIHTC) and Federal Historic Tax Credit projects. S&T currently does not incur any alternative minimum tax.

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

The principal sources of asset liquidity are cash and due from banks, interest-earning deposits with banks, federal funds, investment securities that mature in one year or less and securities available for sale. At December 31, 2002, the total of such assets was approximately $743.6 million or 26% of consolidated assets. While much more difficult to quantify, liability liquidity is further enhanced by a stable core deposit base, access to credit lines at other financial institutions and S&T's ability to renew maturing deposits. Certificates of deposit in denominations of $100,000 or more represented 9% of deposits at December 31, 2002 and were outstanding primarily to local customers. S&T's ability to attract deposits and borrow funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

Beyond the issue of having sufficient sources to fund unexpected credit demands or deposit withdrawals, liquidity management also is an important factor in monitoring and managing interest rate sensitivity issues through ALCO. Through forecast and simulation models, ALCO is also able to project future funding needs and develop strategies for acquiring funds at a reasonable cost.

ALCO uses a variety of measurements to monitor the liquidity position of S&T. These include liquidity gap, liquidity forecast, net loans and standby letters of credit to assets, net loans to deposits and net non core funding dependence ratio. As of December 31, 2002, all of these measurements were in compliance with ALCO policy limitations.

Because the assets and liabilities of S&T are primarily monetary in nature, the presentation and analysis of cash flows in formats prescribed by accounting principles generally accepted in the United States are less meaningful for managing bank liquidity than for non-financial companies. Funds are typically provided from current earnings, maturity and sales of securities available for sale, loan repayments, deposits and borrowings. The primary uses of funds include new loans, repayment of borrowings, the purchase of securities and dividends to shareholders. The level and mix of sources and uses of funds are constantly monitored and adjusted by ALCO in order to maintain credit, liquidity and interest rate risks within prescribed policy guidelines while maximizing earnings.

ALCO monitors and manages interest rate sensitivity through gap, simulation and duration analyses in order to avoid unacceptable earnings fluctuations due to interest rate changes. S&T's gap model includes certain management assumptions based upon past experience and the expected behavior of customers during various assumed interest rate scenarios. The assumptions include principal prepayments for mortgages, installment loans and CMOs, and classifying the demand, savings and money market balances by degree of interest rate sensitivity. Utilizing the above assumptions at December 31, 2002 results in ratios of interest rate sensitive assets to interest rate sensitive liabilities for the six and 12-month intervals of 1.04% and 1.12%, respectively. Assuming immediate repricings for interest-bearing demand, savings and money market accounts, these ratios would be 0.80% and 0.94%, respectively.

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

S&T's policy objective is to limit the change in annual pretax earnings to $3.3 million from an immediate and sustained parallel change in interest rates of 200 basis points. Due to unusually low short-term interest rates which include federal funds at 1.25%, the 2002 earnings sensitivity analysis does not assume a parallel change in interest rates in the 200 basis points rate reduction scenarios for financial instruments having a repricing term of less than three years. As of December 31, 2002 and 2001, respectively, S&T had the following estimated earnings sensitivity profile:

	Immediate Change in Rates
(in millions)	+200bp	-200bp
2002 Pretax earnings change	$2.6	$(1.9)
2001 Pretax earnings change	$0.9	$0.1

Results of the gradual simulation model, showing changes from current rates by 200 basis points again taking into consideration the current position of short-term interest rates, over a 12-month period as of December 31, 2002 and 2001 are presented below.

	Gradual Change in Rates
(in millions)	+200bp	-200bp
2002 Pretax earnings change	$1.8	$(1.6)
2001 Pretax earnings change	$1.1	$0.1

CAPITAL RESOURCES

Shareholders' equity increased $12.8 million at December 31, 2002 compared to December 31, 2001. The primary source of equity growth for S&T is earnings retention. Hence, capital growth is a function of net income less dividends paid to shareholders and treasury stock activities.

Net income was $48.6 million and dividends paid to shareholders were $25.9 million for 2002. S&T paid 53% of 2002 net income in dividends, equating to an annual dividend rate of $0.97 per share. Also affecting capital was a decrease of $6.9 million in unrealized gains on securities available for sale. During 2002, S&T repurchased 333,000 shares of its common stock at an average price of $24.59 per share. The repurchase of up to 1,000,000 shares in 2002 was authorized by the S&T Board of Directors. In December 2002, this authorization was extended for 2003 for an additional repurchase of up to 1,000,000 shares or approximately four percent of shares outstanding.

The book value of S&T's common stock increased 4.58% from $11.01 at December 31, 2001 to $11.51 at December 31, 2002, primarily due to earnings retention and the stock buy-backs during 2002.

S&T continues to maintain a strong capital position with a leverage ratio of 8.5% as compared to the 2002 minimum regulatory guideline of 3%. S&T's risk-based capital Tier 1 and Total ratios were 10.0% and 11.6%, respectively, at December 31, 2002 which places S&T well above the Federal Reserve Board's risk-based capital guidelines of 4% and 8% for Tier 1 and Total capital. Included in the total ratio is 45% of the pretax unrealized holding gains on available for sale equity securities as prescribed by banking regulations effective October 1, 1998. In addition, management believes that S&T has the ability to raise additional capital if necessary.

In April 1993, shareholders approved the S&T Incentive Stock Plan (Stock Plan) authorizing the issuance of a maximum of 1,200,000 shares of S&T's common stock to assist in attracting and retaining employees of outstanding ability and to align their interests with those of the shareholders of S&T. On October 17, 1994, the Stock Plan was amended to include outside directors. On April 21, 1997, shareholders approved an amendment to the plan increasing the number of authorized shares to 3,200,000. As of December 31, 2002, 3,181,822 nonstatutory stock options and 35,600 restricted stock awards had been granted to key employees and outside directors; 2,053,922 of these awards are currently exercisable.

REGULATORY MATTERS

S&T and S&T Bank are subject to periodic examinations by one or more of the various regulatory agencies. During 2002, an examination was conducted by the Pennsylvania Department of Banking. This examination included, but was not limited to, procedures designed to review lending practices, credit quality, liquidity, operations and capital adequacy of S&T and its subsidiaries. No comments were received from the Pennsylvania Department of Banking which would have a material effect on S&T's liquidity, capital resources or operations. S&T's current capital position and results of regulatory examination allow it to pay the lowest possible rate for FDIC deposit insurance.

CRITICAL ACCOUNTING POLICIES AND JUDGEMENTS

S&T's consolidated financial statements are prepared based upon the application of certain accounting policies, the most significant of which are described in Note A - Accounting Policies. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect S&T's reported results and financial position for the period or in future periods. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on S&T's future financial condition and results of operations.

SECURITIES

Securities are reported at cost adjusted for premiums and discounts and are recognized in interest income using the interest method over the period to maturity. Declines in fair value of individual securities below their amortized cost and that are other than temporary will be written down to current market value and included in earnings as realized losses. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. If the financial markets experience further deterioration, additional charges to income could occur in future periods.

ALLOWANCE FOR LOAN LOSSES

Determination of an adequate allowance for loan losses is inherently subjective, as it requires estimations of occurrence of future events as well as timing of such events.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). S&T's periodic evaluation of the adequacy of the allowance for loan losses is determined by management through evaluation of the loss exposure on individual nonperforming, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience; and growth and composition of the loan portfolio, as well as other relevant factors.

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

Significant to this analysis is the shift in loan portfolio composition to an increased mix of commercial loans. These loans are generally larger in size, and due to our continuing growth, many are not well seasoned. Management relies on its risk rating process to monitor trends which may be occurring relative to commercial loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination and allocation of the allowance for loan losses. During 2002, the risk rating analysis of the portfolio remained relatively stable.

The allowance for loan losses at December 31, 2002 includes $26.6 million or 88% of the allowance allocated to commercial, mortgage and industrial loans. The ability for customers to repay commercial loans is more dependent upon the success of their business, continuing income and general economic conditions. Accordingly, the risk of loss is higher on such loans than on residential real estate loans, which generally incur fewer losses as the collateral value exceeds the loan amounts in the event of foreclosure.

GOODWILL AND OTHER INTANGIBLE ASSETS

Statement of Financial Accounting Standards No. 141, Accounting for Business Combinations, requires the use of the purchase method and eliminates the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. Statement No. 141 also provides new criteria to determine whether an acquired intangible should be recognized separately from goodwill. Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Other Intangible Assets, establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. S&T has $3.4 million of core deposit intangible assets subject to amortization and $48.4 million in goodwill, which is not subject to periodic amortization. S&T determined the amount of identifiable intangible assets based upon an independent core deposit analysis and insurance contract analysis.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. S&T's goodwill relates to value inherent in the banking business and the value is dependent upon S&T's ability to provide quality, cost effective services in the face of free competition from other market participants on a regional basis. This ability relies upon continuing investments in processing systems, the development of value-added service features and the ease of use of S&T's services. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill which could adversely impact earnings in future periods. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, requires an annual evaluation of goodwill for impairment. The fair value of S&T and the implied fair value of goodwill at the respective reporting unit level are estimated using industry comparable information. S&T has concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

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

BUSINESS UNCERTAINTIES

There are many uncertainties regarding the economy as we enter 2003. S&T strives to be well positioned for changes in both the economy and interest rates, regardless of the timing or direction of these changes. The balance sheet, capital, liquidity and operations infrastructure are well positioned to take advantage of internal or acquisition growth opportunities in 2003.

There are many factors that could influence our results, both positively and negatively in 2003. Because the majority of revenue comes from the net interest margin, internally generated loan and deposit growth and the mix of that growth are major factors. S&T has directed a fair amount of focus and resources in planning for this year to help do a better job of generating and retaining low cost core deposits. On the other hand, a slowing economy could cause deterioration in the asset quality measurements; we recognize that the shift to a greater dependence on commercial loans in recent years exposes S&T to larger credit risks and greater swings in nonperforming loans and charge-offs when problems do occur. However, because of S&T's adequate allowance for loan losses, earnings strength and strong capitalization, as well as the strength of other businesses in our market area, management does not expect a decline in S&T's ability to satisfactorily perform if further decline in our economy occurs.

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
Page 34 CONSOLIDATED BALANCE SHEETS S&T Bancorp, Inc. and Subsidiaries
December 31	2002	2001
(dollars in thousands, except per share data)
ASSETS
Cash and due from banks	$50,258	$52,783
Securities:
Available for sale	640,783	578,450
Held to maturity (market value $384 in 2002 and $6,946 in 2001)	381	6,815
Total Securities	641,164	585,265
Loans, net of allowance for loan losses of $30,138 in 2002 and $26,926 in 2001	1,968,755	1,615,842
Premises and equipment	23,232	21,382
Goodwill	48,436	5,249
Other intangibles	5,891	821
Other assets	86,131	76,532
Total Assets	$2,823,867	$2,357,874
LIABILITIES
Deposits:
Noninterest-bearing	$330,160	$257,694
Interest-bearing	1,595,959	1,353,623
Total Deposits	1,926,119	1,611,317
Securities sold under repurchase agreements	162,513	99,837
Long-term borrowings	211,656	251,226
Federal funds purchased	156,875	52,445
Other liabilities	60,590	49,722
Total Liabilities	2,517,753	2,064,547
SHAREHOLDERS' EQUITY
Preferred stock, without par value, 10,000,000 shares authorized and none outstanding	-	-
Common stock ($2.50 par value) Authorized - 50,000,000 shares in 2002 and 2001 Issued - 29,714,038 shares in 2002 and 2001	74,285	74,285
Additional paid-in capital	21,673	21,051
Retained earnings	246,920	224,044
Accumulated other comprehensive income	26,499	33,447
Treasury stock (3,129,429 shares in 2002 and 3,067,859 shares in 2001, at cost)	(63,263)	(59,500)
Total Shareholders' Equity	306,114	293,327
Total Liabilities and Shareholders' Equity	$2,823,867	$2,357,874
See Notes to Consolidated Financial Statements
Page 35 CONSOLIDATED STATEMENTS OF INCOME S&T Bancorp, Inc. and Subsidiaries
Year Ended December 31	2002	2001	2000
(dollars in thousands, except per share data)
INTEREST INCOME
Loans, including fees	$121,533	$134,552	$137,797
Federal funds sold	3	1,215	1,347
Investment Securities:
Taxable	25,321	26,352	29,623
Tax-exempt	730	567	771
Dividends	3,573	4,016	6,646
Total Interest Income	151,160	166,702	176,184
INTEREST EXPENSE
Deposits	38,697	53,176	56,467
Securities sold under repurchase agreements	1,690	2,268	5,863
Federal funds purchased	1,401	187	139
Long-term borrowings	14,512	21,082	23,672
Total Interest Expense	56,300	76,713	86,141
NET INTEREST INCOME	94,860	89,989	90,043
Provision for loan losses	7,800	5,000	4,000
Net Interest Income After Provision for Loan Losses	87,060	84,989	86,043
NONINTEREST INCOME
Security gains, net	7,070	9,690	3,260
Service charges on deposit accounts	8,401	7,300	6,810
Wealth management fees	5,372	4,944	4,531
Letter of credit fees	1,866	1,688	1,328
Other	9,971	7,608	6,225
Total Noninterest Income	32,680	31,230	22,154
NONINTEREST EXPENSE
Salaries and employee benefits	27,368	25,098	23,466
Occupancy, net	3,568	3,154	3,007
Furniture and equipment	2,949	2,898	2,689
Other taxes	1,911	1,728	1,667
Data processing	3,039	2,632	2,473
Amortization of intangibles	169	447	447
FDIC assessment	289	287	294
Other	12,473	10,728	11,615
Total Noninterest Expense	51,766	46,972	45,658
Income Before Taxes and Extraordinary Item	67,974	69,247	62,539
Applicable Income Taxes	19,370	20,062	17,566
Net Income Before Extraordinary Item	48,604	49,185	44,973
Extraordinary Item (Net of income taxes of $1,016)	-	(1,887)	-
Net Income	$48,604	$47,298	$44,973
Earnings per common share:
Net Income Before Extraordinary Item	$1.83	$1.83	$1.67
Extraordinary Item	-	(0.07)	-
Net Income	$1.83	$1.76	$1.67
Earnings per common share assuming dilution:
Net Income Before Extraordinary Item	$1.81	$1.82	$1.66
Extraordinary Item	-	(0.07)	-
Net Income	$1.81	$1.75	$1.66
See Notes to Consolidated Financial Statements
Page 36 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY S&T Bancorp, Inc. and Subsidiaries
Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock
(dollars in thousands, except per share data)
Balance at January 1, 2000	$74,285	$21,070	$179,129	$16,410	$(51,194)
Net income for 2000	$44,973	44,973
Other comprehensive income, net of tax: Unrealized gains on securities of $18,116 net of reclassification adjustment for gains included in net income of $2,024	16,092	16,092
Comprehensive Income	$61,065
Cash dividends declared ($0.84 per share)	(22,667)
Treasury stock acquired (62,400 shares)	(1,166)
Treasury stock issued (10,995 shares)	(66)	207
Tax benefit from nonstatutory stock options exercised	24
Balance at December 31, 2000	$74,285	$21,028	$201,435	$32,502	$(52,153)
Net income for 2001	$47,298	47,298
Other comprehensive income, net of tax: Unrealized gains on securities of $7,928 net of reclassification adjustment for gains included in net income of $6,983	945	945
Comprehensive Income	$48,243
Cash dividends declared ($0.92 per share)	(24,689)
Treasury stock acquired (417,505 shares)	(9,574)
Treasury stock issued (116,272 shares)	(269)	2,227
Tax benefit from nonstatutory stock options exercised	292
Balance at December 31, 2001	$74,285	$21,051	$224,044	$33,447	$(59,500)
Net income for 2002	$48,604	48,604
Other comprehensive income, net of tax: Unrealized losses on securities of $1,754 net of reclassification adjustment for gains included in net income of $5,194	(6,948)	(6,948)
Comprehensive Income	$41,656
Cash dividends declared ($0.97 per share)	(25,728)
Treasury stock acquired (333,000 shares)	(8,848)
Treasury stock issued (235,830 shares)	(940)	4,158
Treasury stock issued for restricted stock (35,600 shares)	947
Recognition of restricted stock compensation expense	(20)
Tax benefit from nonstatutory stock options exercised	1,562
Balance at December 31, 2002	$74,285	$21,673	$246,920	$26,499	$(63,263)

See Notes to Consolidated Financial Statements Page 37 CONSOLIDATED STATEMENTS OF CASH FLOWS S&T Bancorp, Inc. and Subsidiaries
Year Ended December 31	2002	2001	2000
(dollars in thousands)
OPERATING ACTIVITIES
Net Income	$48,604	$47,298	$44,973
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	7,800	5,000	4,000
Provision for depreciation and amortization	2,478	2,418	2,356
Net amortization of investment security premiums	2,092	751	330
Net accretion of loans and deposit discounts	(179)	(202)	(271)
Securities gains, net	(7,070)	(9,690)	(3,260)
Deferred income taxes	(1,574)	(1,556)	48
Extraordinary item prepayment penalty on early repayment of debt, net of tax	-	(1,887)	-
Mortgage loans originated for sale	(73,782)	(32,028)	(50,837)
Proceeds from the sale of loans	74,562	32,614	52,320
(Increase) decrease in interest receivable	(436)	2,344	(1,282)
Increase (decrease) in interest payable	124	(2,293)	1,628
Increase in other assets	(14,635)	(4,872)	(4,625)
Increase (decrease) in other liabilities	12,317	4,423	(1,156)
Net Cash Provided by Operating Activities	50,301	42,320	44,224
INVESTING ACTIVITIES
Net increase in interest-earning deposits with banks	(113)	-	-
Net decrease in federal funds sold	-	6,605	8,799
Proceeds from maturities of investment securities	6,435	6,390	5,708
Proceeds from maturities of securities available for sale	110,697	268,338	35,762
Proceeds from sales of securities available for sale	134,249	94,202	102,219
Purchases of securities available for sale	(247,277)	(362,895)	(121,689)
Net increase in loans	(123,124)	(43,598)	(113,660)
Net cash paid in acquisition	(47,187)	-	-
Purchases of premises and equipment	(4,328)	(3,410)	(2,105)
Net Cash Used in Investing Activities	(170,648)	(34,368)	(84,966)
FINANCING ACTIVITIES
Net increase in demand, NOW, MMI and savings deposits	69,560	53,580	14,518
Net (decrease) increase in certificates of deposit	(50,185)	32,404	75,749
Net increase in federal funds purchased	104,430	52,445	-
Net increase (decrease) in repurchase agreements	62,676	19,151	(35,323)
Proceeds from long-term borrowings	25,000	-	116,075
Repayments of long-term borrowings	(64,570)	(124,885)	(102,140)
Net acquisition of treasury stock	(4,703)	(7,616)	(1,025)
Tax benefit from nonstatutory stock options exercised	1,562	292	24
Cash dividends paid to shareholders	(25,948)	(24,205)	(22,134)
Net Cash Provided by Financing Activities	117,822	1,166	45,744
(Decrease) increase in Cash and Cash Equivalents	(2,525)	9,118	5,002
Cash and Cash Equivalents at Beginning of Year	52,783	43,665	38,663
Cash and Cash Equivalents at End of Year	$50,258	$52,783	$43,665
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

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of S&T and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The investment in subsidiaries is carried at S&T's equity in the underlying net assets.

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

Management systematically evaluates securities for other than temporary declines in fair value. Declines in fair value deemed to be other than temporary are written down to current market value and the resultant changes included in earnings as realized losses.

LOANS

Interest on loans is accrued and credited to operations based on the principal amount outstanding. Accretion of discounts and amortization of premiums on loans are included in interest income. Loan origination fees and direct loan origination costs are deferred and amortized as an adjustment of loan yield over the respective lives of the loans. Loans are placed on nonaccrual and interest is discontinued when collection of interest or principal is doubtful, or generally when interest and principal are 90 days or more past due.

Impaired loans are defined by management as commercial and commercial real estate loans for which it is probable that S&T will not be able to collect all amounts due according to the contractual terms of the loan agreement. Residential real estate mortgages and consumer installment loans are large groups of smaller balance homogenous loans and are separately measured for impairment collectability. Factors considered by management in determining impairment include payment status and underlying collateral value. All impaired loans are classified as substandard for risk classification purposes. Impaired loans are charged-off, to the estimated value of collateral associated with the loan, when management believes principal and interest are deemed uncollectible. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet the payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest income is subsequently recognized only to the extent that cash payments are received.

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

LOANS HELD FOR SALE

Loans held for sale (zero at December 31, 2002 and 2001) consist of 1-4 family residential loans originated for sale in the secondary market and are carried at lower of cost or market.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed generally by the straight-line method for financial reporting purposes and by accelerated methods for federal income tax purposes.

OTHER REAL ESTATE

Other real estate is included in other assets and is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of a foreclosure and loans classified as in-substance foreclosure. These properties are carried at the lower of cost or fair value less estimated cost of resale. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses. Gains or losses realized subsequent to acquisition are recorded in the results of operations.

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

TREASURY STOCK

The purchase of S&T common stock is recorded at cost. At the time of reissuance, the treasury stock account is reduced using the average cost method.

EARNINGS PER SHARE

Basic Earnings Per Share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Average shares outstanding for computing basic EPS were 26,570,552, 26,875,663 and 26,988,541 for 2002, 2001 and 2000, respectively. Potentially dilutive securities are excluded from the basic calculation, but are included in diluted EPS. Average shares outstanding for computing diluted EPS were 26,784,198, 27,051,060 and 27,073,945 for 2002, 2001 and 2000, respectively. In computing diluted EPS, average shares outstanding have been increased by the common stock equivalents relating to S&T's outstanding stock options.

OPERATING SEGMENTS

S&T's business activities are currently confined to one segment, which is community banking. As a community banking company, S&T provides a full range of products and services.

CASH FLOW INFORMATION

S&T considers cash and due from banks as cash and cash equivalents. For the years ended December 31, 2002, 2001 and 2000, cash paid for interest was $56,264,000, $81,923,000 and $84,572,000, respectively. Cash paid during 2002 for income taxes was $18,428,000 compared to $18,959,000 for 2001 and $18,483,000 for 2000.

MORTGAGE LOAN SERVICING

Mortgage servicing assets are recognized as separate assets when servicing rights are acquired through purchase or loan originations, when there is a definitive plan to sell the underlying loan. Capitalized mortgage servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans. Capitalized mortgage servicing rights are evaluated for impairment based on the fair value of those rights. For the year ended December 31, 2002 and 2001, the 1-4 family mortgage loans that were sold to Fannie Mae amounted to $74.7 million and $32.6 million, respectively. At December 31, 2002 and 2001, servicing assets were $1,448,000 and $821,000, respectively.

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

As swaps are accounted for on the accrual method, the interest component associated with the contract is recognized over the life of the contract in net interest income.

STOCK-BASED COMPENSATION

S&T accounts for stock based compensation using the intrinsic value method. The following proforma information regarding net income and earnings per share assuming stock options granted subsequent to December 31, 1994 have been accounted under the fair value method and the estimated fair value of the options is amortized to expense over the vesting period.

Compensation expense, net of related tax, $1,327,000, $1,056,000 and $810,000 in 2002, 2001 and 2000, respectively is included in the proforma net income as reported below.
	2002	2001	2000
(dollars in thousands, except per share data)
Proforma net income	$47,277	$46,242	$44,163
Proforma earnings per share - Basic	1.78	1.72	1.64
Proforma earnings per share - Diluted	1.77	1.71	1.63

The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 2.78%, 4.39% and 5.17%; a dividend yield of 3.7%, 4.0% and 4.4%; volatility factors of the expected market price of S&T's common stock of .275, .283 and .265; and a weighted-average expected life of five years.

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

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the cost of net assets purchased. In July 2001, Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets, which is effective in 2002. Also, in October 2002, Financial Accounting Standards Board issued Statement No. 147, Acquisition of Certain Financial Institutions, which is also effective in 2002, and requires companies to apply the provisions of Statement No. 142 to goodwill and intangibles associated with branch acquisitions. Beginning in 2002, S&T will no longer amortize goodwill, but rather is required to evaluate goodwill for impairment annually. The fair value of S&T and the implied fair value of goodwill at the respective reporting unit level was estimated during 2002 using discounted cash flow methodologies and industry comparable information. S&T concluded that the recorded value of goodwill was not impaired as a result of the evaluation. Had S&T been accounting for its goodwill under Statement No. 142 and 147 for all prior periods presented, S&T's net income for the year ended December 31, 2001 and 2000 would have been increased by approximately $0.2 million, net of tax, respectively. Intangible assets consist of $3.8 million for the acquisition of core savings deposits ($3.4 million, net of accumulated amortization) and $1.1 million in cost for the acquisition of insurance contract relationships ($1.0 million, net of accumulated amortization), and are amortized over their estimated life of 11 and ten years, respectively. The estimated aggregate amortization expense for each of the five succeeding years will be $0.3 million

NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, Financial Accounting Standards Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, was issued, including indirect guarantees of indebtedness of others. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in special purpose entity and guarantees of a company's own future performance. Significant guarantees that have been entered into by S&T are disclosed in Note N. S&T does not believe the requirements of FIN 45 to have a material impact on results of operations, financial position or liquidity

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, addresses financial accounting and reporting for the impairment or disposal of long-lived assets and long-lived assets to be disposed. This statement is effective for fiscal years beginning after December 15, 2001. Management has evaluated the impact of this statement and has determined that there is no material effect on S&T's financial position or results of operations.

Statement of Financial Accounting Standards No. 145, Rescission of Statements No. 4, 44 and 64, Amendment of Statement No. 13, and Technical Corrections, rescinds Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item will be reclassified. S&T adopted the provisions of this Statement related to the rescission of Statement No. 4 in fiscal years prospectively as of January 1, 2003.

Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, addresses the accounting and reporting for one-time employee termination benefits, certain contract termination costs, and other costs associated with exit or disposal activities such as facility closings or consolidations and employee relocations. The standard is effective for exit or disposal activities initiated after December 31, 2002. S&T adopted Statement No. 146 prospectively as of January 1, 2003.

Statement of Financial Accounting Standards No. 147, Acquisitions of Certain Financial Institutions, which became effective October 1, 2002, provides interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Statement No. 147 became effective upon issuance and requires companies to cease amortization of unidentified intangible assets associated with certain branch acquisitions and reclassify these assets to goodwill. Statement No. 147 also modifies Statement No. 144 to include in its scope long-term customer-relationship intangible assets. Therefore, those assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions required for other long-lived assets. In accordance with Statement No. 147, S&T ceased amortization of certain intangible assets acquired in a branch acquisition in 1998 resulting in a $0.2 million after-tax benefit to results of operations in 2002.

Statement of Financial Accounting Standards Statement No. 148, Accounting for Stock Based Compensation amends Financial Accounting Standards Statement No. 123 to provide alternative methods of transition to Statement No. 123's fair value method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure provisions of Statement No. 123 and APB 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend Statement No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of Statement No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement No. 123 or the intrinsic value method of Opinion 25. S&T adopted Statement No. 148 prospectively as of December 31, 2002.

RECLASSIFICATION

Amounts in prior years have been reclassed to conform to presentation in 2002. The reclassification had no effect on financial condition or results of operations.

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

DEPOSITS

The fair values disclosed for demand deposits (e.g. non-interest and interest-bearing demand, money market and savings accounts) are, by definition, equal to the amount payable on demand. The carrying amounts for variable-rate, fixed-term, certificates of deposit and other time deposits approximate their fair value at year-end. Fair values for fixed-rate certificates of deposit and other time deposits are based on the discounted value of contractual cash flows, using interest rates currently offered for deposits of similar remaining maturities.

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

The following table indicates the estimated fair value of S&T's financial instruments as of December 31:
	2002		2001
(dollars in thousands)	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
ASSETS
Cash	$50,258	$50,258	$52,783	$52,783
Securities: Available for sale Held to maturity	640,783 384	640,783 381	578,450 6,946	578,450 6,815
Loans	2,033,884	1,998,893	1,650,356	1,642,768
LIABILITIES
Deposits	$1,941,981	$1,926,119	$1,622,415	$1,611,317
Securities sold under repurchase agreements	162,512	162,513	99,834	99,837
Long-term borrowings	228,519	211,656	262,556	251,226
OFF-BALANCE SHEET
Interest rate swaps	$987	$-	$442	$-

NOTE C - ACQUISITIONS

Pursuant to the definitive agreement signed by S&T Bancorp, Inc. (S&T) and Evergreen Insurance Associates, Inc. (Evergreen) on July 2, 2002, S&T completed its acquisition of Evergreen on August 1, 2002. The acquisition was accounted for under the purchase method of accounting. The acquisition had an aggregate transaction value of $2.4 million. As a result of the transaction, $1.1 million of purchase intangible ($0.7 million, net of taxes) was recorded and will be amortized over ten years. Estimated goodwill arising from the transaction totaled $1.3 million, which will be accounted for in accordance with Financial Accounting Standards Board Statement 142, Goodwill and Other Intangible Assets, and not be amortized.

Pursuant to the definitive agreement signed by S&T and Peoples Financial Corp., Inc. (PFC) on March 20, 2002, S&T completed its acquisition of PFC on September 7, 2002. The acquisition was accounted for under the purchase method of accounting. The shareholders of PFC received $52.50 per share in cash. The acquisition had an aggregate transaction value of $87.4 million.

At the acquisition date, the fair value of PFC net assets totaled approximately $52.0 million, which included cash of $42.6 million, loans receivable with a fair value of $238.1 million, investment securities and other assets of $69.7 million, deposits with a fair value of $295.4 million and other liabilities of $3.0 million. As a result of the transaction, $2.7 million of core deposit intangible ($1.8 million, net of taxes) was recorded and will be amortized over 11 years. Additionally, the fair value adjustments required by purchase accounting rules consisted of $2.7 million ($1.8 million, net of taxes) for deposits and will be amortized over an estimated life of the deposits and $2.8 million ($1.8 million, net of taxes) for loans and will be amortized over the estimated life of the loans. The resulting estimated goodwill arising from the transaction totaled $42.4 million, and is not subject to amortization.

Presented below are unaudited condensed proforma combined statements of operations, presented as if the acquisition had been effective on January 1, 2002 and 2001, respectively.

The unaudited condensed proforma combined statements of operations include the estimated effect of proforma adjustments that would have been realized had the PFC acquisition actually occurred at the beginning of the respective periods
Proforma Consolidated Statements of Operations For the Year Ended December 31	2002	2001
(dollars in thousands, except per share data)
Interest income	$165,702	188,226
Interest expense	64,099	90,399
Net interest income	101,603	97,827
Provision for loan losses	7,856	5,060
Net interest income after provision for losses	93,747	92,767
Security gains, net	16,789	11,868
Total other income	25,994	22,338
Total other expense	56,810	53,501
Income before income taxes	79,720	73,472
Income tax expense	22,811	21,145
Net income before extraordinary item	56,909	52,327
Extraordinary item, net of tax	-	1,887
Net Income	$56,909	$50,440
Net income per share - diluted	$2.12	$1.86

NOTE D

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

S&T has one interest rate swap with a notional value totaling $25.0 million and a positive fair value of $1.0 million, paying a variable rate and receiving a fixed rate. The purpose of this transaction was to reduce the cost of fixed-rate fundings and to mitigate the balance sheet risk associated with declining interest rates. At December 31, 2002, S&T was receiving a fixed rate of 6.3% and paying a variable rate of 4% which was based upon the London Interbank Offer Rate plus a spread. Differences between interest received and interest paid is reported as a component of net interest income in the consolidated income statement.

NOTE E

Restrictions on Cash and Due from Bank Accounts

The Board of Governors of the Federal Reserve Bank imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged $11,098,000 during 2002.

NOTE F

Securities

The following table indicates the composition of the securities portfolio at December 31:
	Available for Sale
2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(dollars in thousands)
Obligations of U.S. government corporations and agencies	$274,613	$12,126	$-	$286,739
Collateralized mortgage obligations of U.S. government corporations and agencies	153,538	3,246	-	156,784
Mortgage-backed securities	15,217	611	-	15,828
U.S. treasury securities	5,343	787	-	6,130
Obligations of states and political subdivisions	30,418	596	(10)	31,004
Corporate securities	41,818	1,866	-	43,684
Debt securities available for sale	520,947	19,232	(10)	540,169
Marketable equity securities	50,190	22,939	(1,310)	71,819
Other securities	28,795	-	-	28,795
Total	$599,932	$42,171	$(1,320)	$640,783
	Held to Maturity
Obligations of states and political subdivisions	$381	$3	$-	$384
Total	$381	$3	$-	$384
	Available for Sale
2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(dollars in thousands)
Obligations of U.S. government corporations and agencies	$181,514	$6,608	$(11)	$188,111
Collateralized mortgage obligations of U.S. government corporations and agencies	152,136	1,219	(1,561)	151,794
Mortgage-backed securities	24,592	332	-	24,924
U.S. treasury securities	5,456	657	-	6,113
Obligations of states and political subdivisions	12,661	23	(165)	12,519
Corporate securities	64,029	2,046	-	66,075
Debt securities available for sale	440,388	10,885	(1,737)	449,536
Marketable equity securities	70,004	44,303	(1,995)	112,312
Other securities	16,602	-	-	16,602
Total	$526,994	$55,188	$(3,732)	$578,450
	Held to Maturity
Obligations of states and political subdivisions	$6,815	$131	$-	$6,946
Total	$6,815	$131	$-	$6,946

There were $17,797,000, $12,754,000 and $7,086,000 in gross realized gains and $10,727,000, $3,064,000 and $3,826,000 in gross realized losses in 2002, 2001 and 2000, respectively, relative to securities available for sale.

The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of the underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Available for Sale	Amortized Cost	Market Value
(dollars in thousands)
Due in one year or less	$58,122	$59,179
Due after one year through five years	215,726	227,830
Due after five years through ten years	119,954	123,331
Due after ten years	127,145	129,829
Total	$520,947	$540,169
Held to Maturity	Amortized Cost	Market Value
(dollars in thousands)
Due in one year or less	$116	$116
Due after one year through five years	265	268
Total	$381	$384

At December 31, 2002 and 2001, securities with principal amounts of $359,485,000 and $315,287,000, respectively, were pledged to secure repurchase agreements, public funds and trust fund deposits.

NOTE G

Loans

The following table indicates the composition of the loan portfolio at December 31:
	2002	2001
(dollars in thousands)
Real estate - construction	$191,927	$115,825
Real estate - mortgages: Residential Commercial	541,102 692,948	430,261 621,997
Commercial and industrial	476,190	394,116
Consumer installment	96,726	80,569
Gross Loans	$1,998,893	$1,642,768
Allowance for loan losses	(30,138)	(26,926)
Net Loans	$1,968,755	$1,615,842

The following table presents changes in the allowance for loan losses for the year ended December 31:
	2002	2001	2000
(dollars in thousands)
Balance at beginning of year	$26,926	$27,395	$27,134
Charge-offs	(7,821)	(6,939)	(9,000)
Recoveries	1,812	1,470	5,261
Net charge-offs	(6,009)	(5,469)	(3,739)
Provision for loan losses	7,800	5,000	4,000
PFC loan loss reserve	1,421	-	-
Balance at end of year	$30,138	$26,926	$27,395

The Bank has granted loans to certain officers and directors of S&T as well as certain affiliates of the officers and directors in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate dollar amounts of these loans were $37,062,000 and $41,803,000 at December 31, 2002 and 2001, respectively. During 2002, $36,972,000 of new loans were funded and repayments totaled $41,713,000.

The principal balances of loans on nonaccrual were $5,831,000 and $8,253,000 at December 31, 2002 and 2001, respectively. At December 31, 2002 there were no commitments to lend additional funds on nonaccrual loans. Other real estate owned, which is included in other assets, was $2,188,000 at December 31, 2002 and $1,711,000 at December 31, 2001.

S&T attempts to limit its exposure to concentrations of credit risk by diversifying its loan portfolio. S&T defines concentrations of credit risk as loans to a specific industry or group in excess of 10% of total loans. S&T has no concentration of credit risk by industry or group. Geographic concentrations exist because S&T provides a full range of banking services including commercial, consumer and mortgage loans to individuals and corporate customers in its eight-county market areas in western Pennsylvania. Management believes these risks are mitigated by underwriting guidelines and ongoing review by loan administration.

The following table represents S&T's investment in loans considered to be impaired and related information on those impaired loans:
	2002	2001	2000
(dollars in thousands)
Recorded investment in loans considered to be impaired	$1,127	$9,101	$8,142
Loans considered to be impaired that were on a nonaccrual basis	515	4,761	915
Allowance for loan losses related to loans considered to be impaired	-	1,564	-
Average recorded investment in impaired loans	5,451	9,897	12,580
Total interest income per contractual terms on impaired loans	290	1,455	1,665
Interest income on impaired loans recognized on a cash basis	280	1,002	1,507

NOTE H

Premises and Equipment

The following table is a summary of the premises and equipment accounts at December 31:
	2002	2001
(dollars in thousands)
Land	$3,394	$3,084
Premises	22,989	20,713
Furniture and equipment	19,101	17,513
Leasehold improvements	3,663	3,440
Accumulated depreciation	49,147 (25,915)	44,750 (23,368)
Total	$23,232	$21,382

Certain banking facilities and equipment are leased under short-term lease arrangements expiring at various dates to the year 2010. All such leases are accounted for as operating leases. Rental expense for premises and equipment amounted to $1,842,000, $1,597,000 and $1,513,000 in 2002, 2001 and 2000, respectively. Minimum annual rentals for each of the years 2003-2007 are approximately $928,000, $707,000, $515,000, $386,000 and $224,000, respectively, and $30,000 for the years thereafter. Included in the above are leases entered into with two directors for which rental expense totaled $551,872, $515,511 and $340,041 in 2002, 2001 and 2000, respectively.

NOTE I

Deposits

The following table indicates the composition of deposits at December 31:
	2002	2001
(dollars in thousands)
Noninterest-bearing demand	$330,159	$257,694
Interest-bearing demand	158,983	128,862
Money market	414,217	328,334
Savings	195,195	147,677
Time deposits	827,565	748,750
Total	$1,926,119	$1,611,317

The aggregate of all time deposits over $100,000 amounted to $170,862,000 and $116,523,000 for December 31, 2002 and 2001, respectively.

The following table indicates the scheduled maturities of time deposits at December 31:
	2002	2001
(dollars in thousands)
Due in one year	$360,008	$477,655
Due in one to two years	182,756	129,132
Due in two to three years	117,078	46,946
Due in three to four years	70,871	47,973
Due in four to five years	68,126	25,252
Due after five years	28,726	21,792
Total	$827,565	$748,750

NOTE J

Long-Term Borrowings

The following table is a summary of long-term borrowings with the Federal Home Loan Bank (FHLB):
	2002		2001
	Balance	Average Rate	Balance	Average Rate
(dollars in thousands)
Due in one year	$61,000	5.98%	$40,000	6.27%
Due in one to two years	56,500	6.13%	61,000	5.98%
Due in two to three years	-	-	51,500	6.18%
Due in three to four years	-	-	-	-
Due in four to five years	10,000	5.73%		-
Due after five years	18,118	6.28%	8,118	6.63%
Total	$145,618	6.08%	$160,618	6.15%

The purpose of these borrowings is to match-fund selected new loan originations, to mitigate interest rate sensitivity risks and to take advantage of discounted borrowing rates through the FHLB for community investment projects.

S&T pledged all 1-4 family and multi-family mortgage loans as collateral for any current or future FHLB borrowings. The total carrying amount of these pledged loans was $476,787,000 at December 31, 2002.

At December 31, 2002 and 2001, S&T had long-term repurchase agreement borrowings totaling $66,075,000 and $90,638,000, respectively, at a weighted average fixed-rate of 6.75% and 6.45%, respectively, which mature in one to three years. The purpose of these borrowings was to lock in fixed-rate fundings to mitigate interest rate risk.

NOTE K

Short-Term Debt

Federal funds purchased and securities sold under repurchase agreements (REPOS) generally mature within one to 14 days from the transaction date. S&T defines REPOS with the retail customers as retail REPOS and wholesale REPOS as those transacted with other financial institutions. Information concerning federal funds purchased and REPOS is summarized as follows:
	2002	2001
(dollars in thousands)
Average balance during the year	$200,006	$79,766
Average interest rate during the year	1.55%	3.08%
Maximum month-end balance during the year	$319,388	$160,103
Average interest rate at year-end	1.22%	1.50%

NOTE L

Dividend and Loan Restrictions

Certain restrictions exist regarding the ability of S&T Bank to transfer funds to S&T in the form of dividends and loans. The amount of dividends that may be paid to S&T is restricted by regulatory guidelines concerning minimum capital requirements. S&T Bank could pay dividends of $13,433,000 without affecting its well-capitalized position at December 31, 2002.

Federal law prohibits S&T from borrowing from S&T Bank unless such loans are collateralized by specific obligations. Further, such loans are limited to 10% of S&T Bank's capital and additional paid-in capital, as defined. At December 31, 2002, the maximum amount available for transfer from S&T Bank to S&T in the form of loans and dividends approximated 70% of consolidated equity.

NOTE M

Litigation

S&T in the normal course of business is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by management as a result of these legal proceedings.

NOTE N

Guarantees

S&T, in the normal course of business, commits to extend credit and issue standby letters of credit. The obligations are not recorded in S&T's financial statements. Loan commitments and standby letters of credit are subject to S&T's normal credit underwriting policies and procedures and generally require collateral based upon management's evaluation of each customer's financial condition and ability to satisfy completely the terms of the agreement. S&T's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral. Unfunded commercial loan commitments totaled $411,286,000 and $398,412,000 at December 31, 2002 and 2001, respectively. Unfunded other loan commitments totaled $102,599,000 and $89,696,000 at December 31, 2002 and 2001, respectively; and obligations under standby letters of credit totaled $210,760,000 and $196,462,000 at December 31, 2002 and 2001, respectively.

NOTE O

Income Taxes

Income tax expense (credits) for the year ended December 31 are comprised of:
	2002	2001	2000
(dollars in thousands)
Current	$20,944	$20,602	$17,518
Deferred	(1,574)	(1,556)	48
Total (including extraordinary item tax benefit)	$19,370	$19,046	$17,566

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The statutory to effective tax rate reconciliation for the years ended December 31 is as follows:
	2002	2001	2000

Statutory tax rate	35%	35%	35%
Tax-exempt interest income	(2)	(1)	(2)
Dividend exclusion	(1)	(2)	(2)
Low income housing tax credits	(2)	(2)	(2)
Other	(2)	(1)	(1)
Effective tax rate	28%	29%	28%

Income taxes applicable to security gains were $2,475,000 in 2002, $3,392,000 in 2001 and $1,141,000 in 2000.

Significant components of S&T's temporary differences were as follows at December 31:
	2002	2001
(dollars in thousands)
Deferred tax liabilities:
Net unrealized holding gains on securities available for sale	$(14,269)	$(18,010)
Fixed assets	(406)	(498)
Accretion on acquired loans	(204)	(127)
Prepaid pension	(1,007)	(119)
Prepaid hospitalization	34	25
Market-to-market adjustments	(660)	(1,080)
Point recognition	(1,781)	(2,094)
Purchase accounting	(6,372)	-
Total deferred tax liabilities	(24,665)	(21,903)
Deferred tax assets:
Allowance for loan losses	10,338	9,214
Loan fees	770	742
Interest expense on increasing rate CD's	517	17
Deferred compensation	969	939
Other	275	251
Total deferred tax assets	12,869	11,163
Net deferred tax liability	$(11,796)	$(10,740)

NOTE P

Employee Benefits

The Bank maintains a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation for the highest five consecutive years in the last ten years. Contributions are intended to provide for benefits attributed to employee service to date and for those benefits expected to be earned in the future. Trustee pension plan assets consist primarily of equity and fixed income securities and short-term investments.

The following table summarizes the components of net periodic pension expense for the Bank's defined benefit plan:
	2002	2001	2000
(dollars in thousands)
Service cost - benefits earned during the period	$1,090	$953	$1,035
Interest cost on projected benefit obligation	2,044	1,815	1,702
Expected return on plan assets	(2,574)	(2,643)	(2,747)
Net amortization and deferral	22	(119)	(191)
Net periodic pension expense (income)	$582	$6	$(201)

The following tables summarize the activity in the benefit obligation and plan assets:
	2002	2001
(dollars in thousands)
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year	$26,768	$24,742
Service cost	1,090	953
Interest cost	2,044	1,815
Plan participants' contributions	420	315
Acquisition	2,383	-
Actuarial gain	936	57
Benefits paid	(2,280)	(1,114)
Projected benefit obligation at end of year	$31,361	$26,768
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$28,450	$29,956
Actual return on plan assets	(1,851)	(707)
Acquisition	1,501	-
Plan participants' contributions	420	315
Benefits paid	(2,280)	(1,114)
Fair value of plan assets at end of year	$26,240	$28,450

The following table sets forth the plan's funded status and the accrued pension cost in the consolidated balance sheets at December 31:
	2002	2001
(dollars in thousands)
Projected benefit obligation at end of year	$(31,361)	$(26,768)
Fair value of plan assets at end of year	26,240	28,450
Funded status	(5,121)	1,682
Unrecognized net loss (gain)	4,062	(1,155)
Unamortized prior service cost	184	56
Balance of initial unrecognized net asset	8	14
(Accrued) prepaid pension cost included in other assets	$(867)	$597

Below are actuarial assumptions used in accounting for the plan at December 31:
	2002	2001	2000
Weighted-average discount rate	7.00%	7.5%	7.5%
Rate of increase in future compensation levels	4.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	8.0%	9.0%	9.0%

S&T also has a supplemental retirement plan (SERP) for certain key employees. The SERP is unfunded. The balances of the actuarial present values of projected benefit obligations related to the SERP were $2,688,000 and $2,416,000 at December 31, 2002 and 2001, respectively. Accrued pension costs related to the SERP were $2,586,000 and $2,287,000 at December 31, 2002 and 2001, respectively. Net periodic pension cost related to the SERP was $248,000, $252,000 and $263,000 at December 31, 2002, 2001 and 2000, respectively. The actuarial assumptions are the same as those used for the defined benefit plan.

S&T maintains a Thrift Plan (Plan) in which substantially all employees are eligible to participate. S&T makes matching contributions to the Plan up to 3% of participants' eligible compensation and may make additional profit-sharing contributions as limited by the Plan. Contributions to the Plan have been cash or unallocated Employee Stock Ownership Plan (ESOP) shares. Expense related to these contributions amounted to $1,447,000, $1,298,000 and $1,390,000 in 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, the ESOP had no unallocated shares.

NOTE Q

Incentive and Restricted Stock Plan and Dividend Reinvestment Plan

S&T adopted an Incentive Stock Plan in 1992 (Stock Plan) that provides for granting incentive stock options, nonstatutory stock options, restricted stock and stock appreciation rights (SARS). On October 17, 1994, the Stock Plan was amended to include outside directors. The Stock Plan covers a maximum of 3,200,000 shares of S&T common stock and expires ten years from the date of board approval. At December 31, 2002, 3,181,822 nonstatutory stock options and 35,600 restricted stock awards had been granted under the stock plan.

Each year S&T has granted nonstatutory stock options at exercise prices equal to the fair market value of S&T common stock on the grant date.

Stock options granted under the Stock Plan are not exercisable before a six-month vesting period or after ten years from the date of grant. The 2002 options have a two-year vesting period and a ten-year life, with 50% vesting each year.

In 2002, 35,600 shares of restricted stock awards were granted at $26.60 per share to certain key employees. These shares vest 25 % per year over the next four years with the first vesting on January 1, 2004. During the restricted period, the recipient receives dividends and can vote the shares. Generally, if the recipient leaves S&T before the end of the restricted period, the shares will be forfeited. Compensation expense for the restricted stock is ratably recognized over the period of service, generally the restricted period, based on the fair value of the stock on the date of grant. There were no SARS issued or outstanding at December 31, 2002, 2001 and 2000. The following table summarizes the changes in the nonstatutory stock options outstanding during 2002, 2001 and 2000:

The following table summarized the changes in the nonstatutory stock options outstanding during 2002, 2001, and 2000:
	2002		2001		2000
	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price
Outstanding at beginning of year	2,100,422	$21.32	1,800,122	$20.31	1,435,372	$20.41
Granted	189,300	26.60	420,400	24.40	384,700	19.81
Exercised	(235,800)	18.72	(116,200)	16.78	(10,950)	12.79
Forfeited	-	-	(3,900)	21.16	(9,000)	24.22
Outstanding at end of year	2,053,922	$22.11	2,100,422	$21.32	1,800,122	$20.31
Exercisable at end of year	1,864,622	$21.65	1,680,022	$20.55	1,415,422	$20.45

The following table summarizes the total shares outstanding and the range and weighted average of exercise prices and contractual remaining lives at December 31:
	2002			2001			2000
	Shares Outstanding	Exercise Price	Contractual Remaining Life (Years)	Shares Outstanding	Exercise Price	Contractual Remaining Life (Years)	Shares Outstanding	Exercise Price	Contractual Remaining Life (Years)
1994	62,000	$9.50	2	62,000	$9.50	3	83,000	$9.50	4
1995	132,000	13.13	3	154,000	13.13	4	171,300	13.13	5
1996	129,500	15.44	4	181,500	15.44	5	192,500	15.44	6
1997	245,922	20.38	5	288,622	20.38	6	329,422	20.38	7
1998	326,800	27.75	6	326,800	27.75	7	327,200	27.75	8
1999	284,300	22.88	7	309,800	22.88	8	312,000	22.88	9
2000	266,800	19.81	8	357,300	19.81	9	384,700	19.81	10
2001	417,300	24.40	9	420,400	24.40	10	-	-	-
2002	189,300	26.60	10	-	-	-	-	-	-
Total	2,053,922	$22.11	6.8	2,100,422	$21.32	7.3	1,800,122	$20.31	7.7

Options are granted in December and have a six-month vesting period and a ten-year contractual life. The 2002 options have a two-year vesting period and a ten-year life, with 50% vesting each year.

S&T also sponsors a dividend reinvestment plan (Dividend Plan) whereby shareholders may purchase shares of S&T common stock at market value with reinvested dividends and voluntary cash contributions. American Stock Transfer and Trust Company, the plan administrator and transfer agent, purchases the shares on the open market to fulfill the Dividend Plan's needs.

NOTE R

S&T Bancorp, Inc. (parent company only)
Condensed Financial Information
Balance Sheets at December 31:	2002	2001
(dollars in thousands)
ASSETS
Cash	$117	$22
Investments in:
Bank subsidiary	275,218	186,532
Nonbank subsidiary	35,672	110,387
Other assets	20
Total Assets	$311,027	$296,941
LIABILITIES
Dividends payable	$6,637	$6,413
Other liabilities	(1,724)	(2,799)
Total Liabilities	4,913	3,614
Total Shareholder's Equity	306,114	293,327
Total Liabilities and Shareholder's Equity	$311,027	$296,941

Statements of Income for the year ended December 31:
	2002	2001	2000
(dollars in thousands)
Dividends from subsidiaries	$82,443	$32,289	$24,016
Investment income	88	15	58
Income before equity in undistributed net income of subsidiaries	82,531	32,304	24,074
(Distributions in excess of net income) equity in undistributed net income of: Bank subsidiary	(4,622)	8,732	17,411
Nonbank subsidiary	(29,305)	6,262	3,488
Net Income	$48,604	$47,298	$44,973

Statements of Cash Flows for the year ended December 31:	2002	2001	2000
(dollars in thousands)
OPERATING ACTIVITIES
Net Income	$48,604	$47,298	$44,973
Equity in undistributed net income of subsidiaries	(77,654)	(23,777)	(23,170)
Other	1,519	413	(23)
Total (Used in) Provided by Operating Activities	(27,531)	23,934	21,780
INVESTING ACTIVITIES
Net distributions from subsidiaries	56,715	7,600	1,349
Total Provided in Investing Activities	56,715	7,600	1,349
FINANCING ACTIVITIES
Dividends	(25,948)	(24,205)	(22,134)
Net acquisition of treasury stock	(3,141)	(7,324)	(1,001)
Total Used by Financing Activities	(29,089)	(31,529)	(23,135)
Increase (decrease) in Cash	95	5	(6)
Cash at Beginning of Year	22	17	23
Cash at End of Year	$117	$22	$17

NOTE S

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

Quantitative measures established by regulation to ensure capital adequacy require S&T to maintain minimum amounts and ratios of Tier I and Total capital to risk-weighted assets and Tier I capital to average assets. As of December 31, 2002 and 2001, S&T meets all capital adequacy requirements to which it is subject.

To be classified as well capitalized, S&T must maintain minimum Tier I risk-based, Total risk-based and Tier I leverage ratios as set forth in the table below:
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(dollars in thousands)
As of December 31, 2002
Total Capital (to Risk Weighted Assets)	$263,829	11.63%	$181,469	8.00%	226,836	10.00%
Tier I Capital (to Risk Weighted Assets)	255,719	9.95%	90,735	4.00%	136,102	6.00%
Tier I Capital (to Average Assets)	255,719	8.46%	106,736	4.00%	133,420	5.00%
As of December 31, 2001
Total Capital (to Risk Weighted Assets)	$299,029	14.89%	$160,659	8.00%	$200,824	10.00%
Tier I Capital (to Risk Weighted Assets)	254,865	12.69%	80,330	4.00%	120,495	6.00%
Tier I Capital (to Average Assets)	254,865	10.98%	92,823	4.00%	116,028	5.00%

The most recent notification from the Federal Deposit Insurance Corporation categorized S&T Bank as well capitalized under the regulatory framework for corrective action. At December 31, 2002, S&T Bank's Tier I and Total capital ratios were 9.35% and 10.60%, respectively, and Tier I capital to average assets was 7.93%. At December 31, 2001, S&T Bank's Tier I and Total capital ratios were 9.33% and 10.58%, respectively, and Tier I capital to average assets was 8.07%.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
S&T Bancorp, Inc. and Subsidiaries

Shareholders and Board of Directors
S&T Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries (S&T) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of S&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of S&T Bancorp, Inc. and subsidiaries at December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
January 17, 2003

STOCK PRICES AND DIVIDEND INFORMATION
SELECTED FINANCIAL INFORMATION

S&T Bancorp, Inc. and Subsidiaries

STOCK PRICES AND DIVIDEND INFORMATION

S&T Bancorp, Inc.'s common stock is listed on the NASDAQ National Market System (NASDAQ). The range of sales prices for the year 2002 and 2001 are as follows and are based upon information obtained from NASDAQ. As of the close of business January 31, 2003, there were 3,120 shareholders of record of S&T Bancorp, Inc. Dividends paid by S&T are primarily provided from the Bank's dividends to S&T. In addition, the payment of dividends by the Bank to S&T is subject to the restrictions described in the Note L to the Consolidated Financial Statements. The cash dividends declared shown below represent the historical per share amounts for S&T Bancorp, Inc. common stock.
	Price Range of Common Stock
2002	Low	High	Cash Dividends Declared
Fourth Quarter	$24.95	$28.03	$0.25
Third Quarter	23.74	27.15	0.24
Second Quarter	24.20	27.40	0.24
First Quarter	23.30	25.50	0.24
2001
Fourth Quarter	$22.26	$25.30	$0.24
Third Quarter	20.81	25.25	0.23
Second Quarter	21.20	25.11	0.23
First Quarter	20.31	23.56	0.22

SELECTED FINANCIAL INFORMATION
Year Ended December 31:	2002	2001	2000	1999	1998
(dollars in thousands, except per share data)
INCOME STATEMENTS
Interest income	$151,160	$166,702	$176,184	$156,727	$151,438
Interest expense	56,300	76,713	86,141	69,942	69,156
Provision for loan losses	7,800	5,000	4,000	4,000	10,550
Net interest income after provision for loan losses	87,060	84,989	86,043	82,785	71,732
Noninterest income	32,680	31,230	22,154	20,100	24,418
Noninterest expense	51,766	46,972	45,658	43,490	41,988
Income before taxes and extraordinary item	67,974	69,247	62,539	59,395	54,162
Applicable income taxes	19,370	20,062	17,566	17,977	16,199
Net income before extraordinary item	48,604	49,185	44,973	41,418	37,963
Extraordinary item (after-tax)	-	(1,887)	-	-	-
Net income	$48,604	$47,298	$44,973	$41,418	$37,963
PER SHARE DATA Earnings per common share:
Net income before extraordinary item	$1.83	$1.83	$1.67	$1.52	$1.37
Extraordinary item	-	(0.07)	-	-	-
Net income	$1.83	$1.76	$1.67	$1.52	$1.37
Earnings per common share assuming dilution:
Net income before extraordinary item	$1.81	$1.82	$1.66	$1.51	$1.35
Extraordinary item	-	(0.07)	-	-	-
Net income	$1.81	$1.75	$1.66	$1.51	$1.35
Dividends declared	$0.97	$0.92	$0.84	$0.76	$0.66
Book Value	11.51	11.01	10.28	8.88	9.38

SELECTED FINANCIAL DATA
QUARTERLY SELECTED FINANCIAL DATA
S&T Bancorp, Inc. and Subsidiaries

SELECTED FINANCIAL DATA
BALANCE SHEET TOTALS (PERIOD END):

Year Ended December 31:	2002	2001	2000	1999	1998
(dollars in thousands)
Total assets	$2,823,867	$2,357,874	$2,310,290	$2,194,073	$2,069,611
Securities	641,164	585,265	580,912	575,224	591,486
Net loans	1,968,755	1,615,842	1,577,629	1,469,143	1,339,232
Total deposits	1,926,119	1,611,317	1,525,332	1,435,065	1,380,063
Securities sold under repurchase agreements	162,513	99,837	80,686	116,009	138,825
Long-term borrowings	211,656	251,226	377,997	364,062	240,068
Total shareholders' equity	306,114	293,327	277,097	239,700	259,637

QUARTERLY SELECTED FINANCIAL DATA
	2002				2001
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
(dollars in thousands, except per share data)
SUMMARY OF OPERATIONS
Income Statements:
Interest income	$40,394	$37,843	$36,672	$36,251	$38,466	$41,062	$42,997	$44,177
Interest expense	13,854	13,826	14,147	14,473	16,241	18,640	20,272	21,560
Provision for loan losses	3,000	2,300	1,500	1,000	1,150	850	2,000	1,000
Net interest income after provision for loan losses	23,540	21,717	21,025	20,778	21,075	21,572	20,725	21,617
Security gains, net	1,428	2,168	1,722	1,752	1,499	4,268	2,499	1,424
Noninterest income	7,366	6,781	5,933	5,528	5,779	5,448	5,289	5,024
Noninterest expense	14,042	13,261	11,983	12,478	11,710	11,780	11,792	11,690
Income before taxes and extraordinary item	18,292	17,405	16,697	15,580	16,643	19,508	16,721	16,375
Applicable income taxes	5,404	4,988	4,871	4,107	4,775	5,763	4,799	4,725
Net income before extraordinary item	12,888	12,417	11,826	11,473	11,868	13,745	11,922	11,650
Extraordinary item (after tax)	-	-	-	-	-	(1,887)	-	-
Net income	$12,888	$12,417	$11,826	$11,473	$11,868	$11,858	$11,922	$11,650
PER SHARE DATA Earnings per common share assuming dilution:
Net income before extraordinary item	$0.48	$0.46	$0.44	$0.43	$0.44	$0.51	$0.44	$0.43
Extraordinary item	-	-	-	-	-	(0.07)	-	-
Net income	$0.48	$0.46	$0.44	$0.43	$0.44	$0.44	$0.44	$0.43
Dividends declared	0.25	0.24	0.24	0.24	0.24	0.23	0.23	0.22
Book value	$11.51	$11.26	$11.25	$11.03	$11.01	$10.88	$10.82	$10.56
AVERAGE BALANCE SHEET TOTALS
Total assets	$2,770,040	$2,510,549	$2,396,788	$2,330,748	$2,325,582	$2,336,508	$2,355,230	$2,311,571
Securities	610,455	611,682	629,040	597,891	567,949	547,698	549,248	554,042
Net loans	1,957,496	1,741,602	1,625,312	1,593,034	1,618,697	1,614,665	1,620,793	1,592,160
Total deposits	1,919,195	1,711,484	1,624,978	1,598,061	1,598,356	1,597,007	1,578,771	1,531,354
Securities sold under repurchase agreements	155,749	127,502	104,668	106,780	89,406	67,643	65,975	65,906
Long-term borrowings	211,629	230,585	251,800	251,205	266,741	323,937	367,080	378,115
Total shareholders' equity	306,368	302,809	299,290	294,636	296,085	294,918	291,984	285,041