Form 10-K, Exhibit 13
period 2003-12-31
S&T BANCORP INC
filed 2004-03-15
CIK 719220

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
S&T Bancorp, Inc. and Subsidiaries

FINANCIAL CONDITION

Average earning assets grew $302.6 million in 2003 primarily as a result of excellent growth in commercial lending activities for S&T Bancorp, Inc. (S&T) and the acquisition of Peoples Financial Corp., Inc. (PFC) in the third quarter of 2002. During 2003, average loan balances increased by $275.7 million, and average securities and federal funds increased $27.1 million. The funding for this loan and security growth was primarily provided by a $208.6 million increase in average deposits, an increase of $18.1 million in average earnings retained and a $120.1 million increase in average borrowings.

	2003		2002
Loans (in millions)	Average Loan Balance	Average Loan Balance Percentage	Average Loan Balance	Average Loan Balance Percentage
Commercial, mortgage and industrial	$1,434.3	71%	$1,227.2	70%
Residential real estate mortgage	515.0	25%	447.5	25%
Installment	85.4	4%	84.3	5%
Total	$2,034.7	100%	$1,759.0	100%

LENDING ACTIVITY

Average loans for the year ended December 31, 2003 were $2.0 billion, a $275.7 million or 15.7% increase from December 31, 2002. The increase in average loans for 2002 was $119.1 million. Changes in the composition of the average loan portfolio during 2003 included increases of $207.1 million in commercial loans, $39.2 million in residential mortgages, $28.3 million in home equity loans and $1.1 million in installment loans. Total loans at December 31, 2003 increased $101.7 million from December 31, 2002. The increase is primarily attributable to $161.3 million of loan growth within the commercial loan category, offset by a $59.6 million decrease in consumer loan balances due to paydowns, heavy refinancing activity and sales into the secondary mortgage market.

Average commercial, mortgage and industrial loans currently comprise 71% of the loan portfolio. Although commercial loans can be an area of higher risk, management believes these risks are mitigated by limiting concentrations and applying rigorous underwriting review by loan administration. During 2003, commercial loans experienced a shift toward variable-rate loan products as customers took advantage of record low short-term interest rates. At December 31, 2003, variable-rate commercial loans were 53% of the commercial loan portfolio.

Average residential mortgage loans currently comprise 25% of the loan portfolio. Residential mortgage lending continued to be a strategic focus during 2003 through the establishment of a centralized mortgage origination department, product redesign, secondary market activities and the utilization of commission compensated originators. Management believes that if a downturn in the local residential real estate market occurs, the impact of declining values on the real estate loan portfolio will be mitgated because of S&T's conservative mortgage lending policies for portfolio loans, which generally require a maximum term of 20 years for fixed-rate mortgages, a maximum term of 30 years for adjustable-rate mortgages and private mortgage insurance for loans with less than a 20% down payment. Adjustable-rate mortgages with repricing terms of one, three and five years comprised 12% of the residential mortgage portfolio in 2003 and 10% in 2002. Home equity loans increased $34.1 million during 2003 and $17.5 million in 2002 and totaled $181.5 million at December 31, 2003 and $147.4 million at December 31, 2002.

Most of the decline in residential loans was due to more active participation in the secondary mortgage markets. S&T periodically designates specific loan originations, generally longer-term, lower-yielding 1-4 family mortgages, as held for sale and sells them to Fannie Mae. The intent of these sales is to mitigate interest-rate risk associated with holding long-term residential mortgages in the loan portfolio, generate fee revenue from servicing, and maintain the primary customer relationship. During 2003, S&T sold $83.0 million of 1-4 family mortgages to Fannie Mae and currently services $160.3 million of secondary market loans. Fees and gains from mortgage servicing activities were $2.0 million in 2003 and $1.7 million in 2002. S&T will continue to sell longer-term loans to Fannie Mae in the future on a selective basis, especially during periods of lower interest rates.

Consumer installment loans currently comprise 4% of the loan portfolio. Installment loan decreases were primarily the result of significantly lower volumes in the indirect auto loan category and S&T's strategy to continue to focus resources toward the origination of direct installment loans and home equity loans. The balance of consumer installment loans at December 31, 2003 was $78.7 million.

Loan underwriting standards for S&T are established by a formal policy administered by the S&T Bank Credit Administration Department, and are subject to the periodic review and approval of the S&T Board of Directors.

Rates and terms for commercial real estate, equipment loans and commercial lines of credit normally are negotiated, subject to such variables as economic conditions, marketability of collateral, credit history of the borrower and future cash flows. The loan to value policy guideline for commercial real estate loans is generally 75%-80%.

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

S&T continues to pursue quality loans in all lending categories within our market area in order to honor our commitment to provide comprehensive financial services to our customers. S&T's loan portfolio primarily represents loans to businesses and consumers in our market area of western Pennsylvania rather than to borrowers in other areas of the country. S&T has not concentrated its lending activities in any industry or group.

SECURITY ACTIVITY

Average securities increased $27.0 million in 2003 and $67.3 million in 2002. The largest components of the 2003 increase included $113.7 million in U.S. government agency securities, $37.0 million of states and political subdivisions and $6.4 million in Federal Home Loan Bank (FHLB) stock. Offsetting these increases were average decreases of $1.2 million of U.S. treasury securities, $71.4 million of mortgage-backed securities, $26.9 million of corporate securities and $30.6 million of corporate equities. The FHLB capital stock is a membership and borrowing requirement and is acquired and sold at stated value. The amount of S&T's investment in FHLB stock depends upon S&T's borrowing levels from the FHLB.

The equity securities portfolio is primarily composed of bank holding companies, as well as preferred and utility stocks to take advantage of the dividends-received deduction for corporations. At December 31, 2003, the equity portfolio had a total market value of $72.6 million and net unrealized gains of $30.5 million. The equity securities portfolio consists of securities traded on the various stock markets and is subject to changes in market value.

S&T's policy for security classification includes U.S. treasuries, U.S. government agencies, mortgage-backed securities, collateralized mortgage obligations, municipal securities, corporate securities and marketable equity securities as available for sale. One municipal security is classified as held to maturity. On a quarterly basis, management evaluates the security portfolios for other than temporary declines in fair value. During 2003, there were no realized losses taken on securities deemed to be other than temporarily impaired. During 2002, $0.7 million of realized losses were taken on two equity securities deemed to be other than temporarily impaired. The performance of the equities and debt securities markets could generate further impairment in future periods. At December 31, 2003, net unrealized gains on securities classified as available for sale, including equity securities, were approximately $41.5 million as compared to $40.9 million at December 31, 2002.

NONEARNING ASSETS

Average noninterest earning assets increased $50.9 million in 2003 and $32.0 million in 2002. The 2003 and 2002 increases are primarily attributable to the goodwill and other intangibles recorded in the acquisitions, as well as increases in cash and due from banks and accrued interest receivable on a higher earning asset balance.

	2003		2002
Allowance for Loan Losses (in millions)	Allowance Balance	Average Loan Balance Percentage	Allowance Balance	Average Loan Balance Percentage
Commercial, mortgage and industrial	$27.9	71%	$26.6	70%
Residential real estate mortgage	0.5	25%	0.7	25%
Installment	3.0	4%	2.7	5%
Unallocated	0.1	-	0.1	-
Total	$31.5	100%	$30.1	100%

ALLOWANCE FOR LOAN LOSSES

The balance in the allowance for loan losses increased to $31.5 million or 1.50% of total loans at December 31, 2003 as compared to $30.1 million or 1.51% of total loans at December 31, 2002.

The adequacy of the allowance for loan losses is determined by management through evaluation of the loss exposure on individual nonperforming, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience; and growth and composition of the loan portfolio, as well as other relevant factors.

A quantitative analysis is used to support the adequacy of the allowance for loan losses. This analysis includes review of the high and low historical loss rates for loan categories, fluctuations and trends in the amount of classified loans and economic factors. Economic factors consider the level of S&T's historical losses that have occurred within the credits' economic life cycle, as well as inherent imprecision in the evaluation process.

Significant to this analysis is the shift in loan portfolio composition to an increased mix of commercial loans, excluding the impact of the PFC acquisition. These loans are generally larger in size, and due to our continuing growth, many are not new loan relationships. Management relies on its risk-rating process to monitor trends that may be occurring relative to commercial loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination and allocation of the allowance for loan losses. During 2003, the risk-rating analysis of the portfolio remained relatively stable.

Generally all of the allowance was allocated to the various loan types. An insignificant amount of unallocated allowance exists at year-end and reflects the inherent imprecision in the loan loss migration models.

Management believes its quantitative analysis and risk rating process is sufficient and allow it to conclude that the total allowance for loan losses is adequate to absorb probable loan losses.

Net loan charge-offs totaled $6.0 million in 2003 and 2002. The balance of nonperforming loans, which includes nonaccrual loans past due 90 days or more, at December 31, 2003, was $9.1 million or 0.43% of total loans. This compares to nonperforming loans of $5.8 million or 0.29% of total loans at December 31, 2002. The increase is primarily attributable to one commercial loan in the manufacturing industry totaling $2.0 million. Other real estate owned increased slightly by $0.2 million in 2003 to $2.4 million. The most significant component of other real estate owned is a manufacturing facility acquired through foreclosure for $1.6 million. This facility has been adjusted to its lower of cost or fair value less estimated cost of resale.

DEPOSITS

Average total deposits increased by $208.6 million in 2003 and $137.7 million in 2002 (including $152.3 million and $93.4 million of average deposits in 2003 and 2002 related to the PFC acquisition). The mix of average deposits changed in 2003 with time deposits increasing $35.9 million, money market accounts and interest-bearing demand deposits increasing $74.1 million and savings accounts increasing $33.7 million. Average noninterest-bearing deposits increased by $64.9 million or 23% in 2003 and were approximately 18% and 16% of average total deposits during 2003 and 2002, respectively. The change is attributable to strategic initiatives through new products, promotions and cash management services to commercial customers. Total deposits at December 31, 2003 increased $36.1 million compared to December 31, 2002.

S&T believes the deposit base is stable and S&T has the ability to attract new deposits, mitigating a funding dependency on volatile liabilities. Special rate deposits of $100,000 and over were 8% and 9% of total deposits at December 31, 2003 and 2002, respectively, and primarily represent deposit relationships with local customers in our market area. In addition, S&T has the ability to access both public and private markets to raise long-term funding if necessary. At December 31, 2003, there were $8.8 million of brokered retail certificates of deposit outstanding compared to $9.6 million at December 31, 2002.

BORROWINGS

Average borrowings increased $120.1 million in 2003 and were composed of securities sold under repurchase agreements (REPOS), federal funds purchased and long-term borrowings at the FHLB. S&T defines REPOS with its retail customers as retail REPOS; wholesale REPOS are those transacted with other banks and brokerage firms with terms normally ranging from one to 365 days.

The average balance in retail REPOS decreased by $5.2 million in 2003 and $6.1 million in 2002. S&T views retail REPOS as a relatively stable source of funds since most of these accounts are with local, long-term customers.

Wholesale REPOS and federal funds purchased averaged $270.0 million in 2003, an increase of $132.5 million from the 2002 averages. The increase was made in order to take advantage of low-rate short-term funds and to better match commercial borrower shifts into more variable-rate products.

During 2003, average fixed-rate borrowings decreased $7.2 million. At December 31, 2003, S&T had long-term borrowings outstanding of $33.1 million at a fixed-rate with the FHLB and $83.8 million of long-term repurchase agreement borrowings. The purpose of these borrowings was to provide matched fundings for newly originated loans, to mitigate the risk associated with volatile liability fundings, to take advantage of lower-cost funds through the FHLB's Community Investment Program and to fund stock buy-backs.

During the fourth quarter of 2003, S&T prepaid $89.3 million of fixed-rate borrowings, with average maturities of approximately nine months and an average cost of 6.56%, resulting in a pretax prepayment charge of $3.6 million. The prepayment penalties are reflected in S&T's Consolidated Statements of Income as noninterest expense. The funds were replaced with short-term borrowings having an average cost of 1.25%. The expense savings approximated $0.5 million in 2003 and is expected to approximate $3.0 million in 2004. The reduction in higher-cost long-term debt is an asset/liability strategy intended to mitigate the asset sensitivity position of S&T's balance sheet and exposure to declining interest rates.

WEALTH MANAGEMENT ASSETS

The year-end market value balance of the S&T Bank Wealth Management assets, which are not accounted for as part of the assets of S&T, increased 21% in 2003 to $1.02 billion from December 31, 2002, with $774.0 million in Wealth Management Services and $246.0 million in Brokerage Services. The 2003 increase is attributable to increased performance in the stock markets and newly developed business relationships.

RESULTS OF OPERATIONS
Year Ended December 31, 2003

NET INCOME

Net income was a record $51.8 million or $1.94 per diluted earnings per share, a 7% increase from the $48.6 million or $1.81 per diluted earnings per share in 2002. The increase in earnings was primarily the result of increases in net interest income, improvements in noninterest income, higher equity security gains and by slightly lower provision expense, offset by higher noninterest expenses including the aforementioned penalty on the prepayment of long-term debt. The return on average assets was 1.81% for 2003, as compared to 1.94% for 2002. The return on average equity was relatively unchanged at 16.23% for 2003 compared to 16.15% for 2002.

NET INTEREST INCOME

On a fully taxable equivalent basis, net interest income increased $9.5 million or 10.0% for 2003 compared to 2002. The net yield on interest-earning assets decreased to 4.04% in 2003 as compared to 4.13% in 2002. The decline in net interest margin is primarily due to significant loan refinancing activities and accelerated repayments in mortgage-backed securities and the shift of customer preferences for lower-rate variable loans during a period of historically low interest rates. This affect to net interest income was offset through higher-earning asset volumes and the growth in core deposits, $1.2 million of prepayment fees collected on commercial loans and the replacement of some fixed-rate borrowings with short-term borrowings.

In 2003, average loans increased $275.7 million and average securities increased $27.0 million. The yields on average loans decreased by 76 basis points and the yields on average securities decreased 65 basis points. Overall funding costs decreased 80 basis points.

Average interest-bearing deposits provided $143.6 million of the funds for the growth in average earning assets, at a cost of 1.98% in 2003 as compared to 2.70% in 2002. The cost of repurchase agreements and other borrowed funds decreased 119 basis points to 2.85%.

Positively affecting net interest income was a $38.8 million increase in average net free funds. Average net free funds are the excess of demand deposits, other noninterest-bearing liabilities and shareholders' equity over nonearning assets. Most of this increase is due to the PFC acquisition and the successful marketing of new demand accounts and corporate cash management services.

Maintaining consistent spreads between interest-earning assets and interest-bearing liabilities is very significant to S&T's financial performance because net interest income comprised 79% of operating revenue (net interest income plus noninterest income) in 2003. The level and mix of earning assets and funds are continually monitored by S&T's Asset Liability Committee (ALCO) in order to mitigate the interest-rate sensitivity and liquidity risks of the balance sheet. A variety of asset/liability management strategies were successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

PROVISION FOR LOAN LOSSES

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $7.3 million and $7.8 million for 2003 and 2002, respectively. The provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio, and the model used for determination of the adequacy of the allowance for loan losses. Changes in the provision and allowance for loan losses are directionally consistent with changes in credit quality and other economic factors.

Credit quality is the most important factor in determining the amount of the allowance, and the resulting, provision expense. Also affecting the amount of the allowance and resulting provision expense is loan growth and portfolio composition. Most of the loan growth in 2003 and 2002 is attributable to larger-

sized commercial loans. Net loan charge-offs totaled $6.0 million for 2003 and 2002. Included in the 2003 net charge-offs is $2.0 million for a single commercial loan. Nonperforming loans to total loans increased to 0.43% at December 31, 2003 from 0.29% at December 31, 2002.The remaining balance of that partially charged-off loan is $2.0 million and is included in nonperforming loans. Management believes future business cash flows and/or collateral liquidation will be sufficient to substantially satisfy the outstanding balance. Also included in the 2003 net charge-offs are commercial loans in the food processing, hotel and automotive sales industries that were considered in the determination of the prior period allowance for loan losses. Included in the 2002 net charge-offs is an additional $1.7 million incurred during the fourth quarter of 2002 for another commercial real estate loan and $0.5 million for a loan that was previously placed in nonperforming status and partially charged off. The additional 2002 charge was made to reflect the estimated fair market value decline in the collateral.

NONINTEREST INCOME

Noninterest income, excluding net security gains, increased $2.5 million or 10% in 2003 compared to 2002. Increases included $0.9 million or 10% in service charges and fees, a $0.2 million or 11% increase in letter of credit fees, a $0.8 million or 23% increase in insurance activities, a $0.3 million or 20% increase in mortgage banking activities and a $0.3 million or 6% increase in other income. Security gains totaled $8.1 million in 2003. S&T recognized $9.1 million of gains on equity securities during 2003 and recognized losses of $1.0 million on the sale of debt securities. Security gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented and to reduce the price and concentration risks developing in the equity portfolio as a result of increasing valuations in the stock market in general and with financial stocks in particular. The equities portfolio is comprised primarily of bank holding company common stock. The increase in service charges on deposit accounts was primarily the result of management's continued effort to implement reasonable fees for services performed and to manage closely the collection of these fees, as well as to expand new cash management relationships.

The increases in letters of credit fees, insurance and mortgage banking activities were related to higher activity levels for mortgage banking and insurance. These areas were the focus of several strategic initiatives and product enhancements implemented in order to expand this source of revenue. Insurance commissions increased $0.8 million from 2002 primarily as a result of revenue being generated by Evergreen Insurance Associates, LLC (Evergreen) that was acquired by S&T on August 1, 2002. Mortgage banking revenue increased $0.3 million from 2002 as the result of heavy refinancing activities by mortgage customers in response to the low-interest-rate environment. Other fee revenue increases of $0.3 million reflect normal organization expansion.

NONINTEREST EXPENSE

Noninterest expense increased $8.9 million or 17% in 2003 compared to 2002. The increase is primarily attributable to increased employment and benefit related costs and the aforementioned prepayment charge on early extinguishment of fixed-rate borrowings totaling $3.6 million. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 45% in 2003 and 42% in 2002, respectively.

Staff expense increased 15% or $4.2 million in 2003. The increase is primarily attributable to higher pension and other benefit plan costs, higher staffing levels required to implement new initiatives in fee-based business lines and from the Evergreen and PFC acquisitions. Average full-time equivalent staff was 764 in 2003 and 707 in 2002. Non-acquisition-related staffing increases are primarily due to expansion of mortgage banking, wealth management and retail banking products and services.

S&T's net periodic defined benefit plan cost is based primarily on three assumptions: the discount rate for plan liabilities, the expected return on plan assets and the rate of compensation increase. Net periodic pension expense of $1.2 million and $0.6 million was recorded for S&T's defined benefit plan for 2003 and 2002, respectively. The increase in expense for 2003 reflects decreases in the discount rate from 7.5% to 7.0%, the assumed rate of compensation increase from 5.0% to 4.0% and the expected rate of return on plan assets from 9.0% to 8.0% and a decline in the value of plan assets. Net periodic pension expense is expected to approximate $0.8 million for the year 2004, assuming a decrease in the discount rate to 6.25% and no other significant changes in assumptions.

Occupancy and equipment expense increased 4% or $0.3 million as compared to 2002. This increase is primarily attributable to the opening of new offices in Cranberry, Delmont and Altoona, as well as increased facilities acquired in the PFC and Evergreen mergers. Other taxes increased 23% or $0.4 million primarily due to increased shares tax as a result of the PFC merger. Data processing increased 14% or $0.4 million in 2003 as compared to 2002 and is attributable to the increase in organizational size following the 2002 acquisitions and increases in electronic banking services. PFC data processing conversion costs of $0.2 million were incurred in 2002.

Other expenses decreased 2% or $0.2 million as compared to 2002. One-time merger expenses of $0.4 million related to the Evergreen and PFC acquisitions were incurred in 2002. Other expenses also included a $0.4 million funding of S&T's Charitable Foundation in 2003 and $0.3 million in 2002.

FEDERAL INCOME TAXES

Federal income tax expense increased $1.5 million to $20.9 million in 2003 as compared to 2002. This increase is primarily attributable to a higher level of taxable income. The effective tax rate of 29% in 2003 and 28% in 2002 was below the 35% statutory tax rate due to the tax benefits resulting from tax-exempt interest, excludable dividend income, the tax benefits associated with Low Income Housing Tax Credit (LIHTC) and Federal Historic Tax Credit projects and the defined contribution retirement plan deduction for dividends paid for S&T common stock retained in the plan. S&T currently does not incur any alternative minimum tax.

RESULTS OF OPERATIONS
Year Ended December 31, 2002

NET INCOME

Net income was $48.6 million or $1.81 per diluted earnings per share, a 3% increase from the $47.3 million or $1.75 per diluted earnings per share in 2001. The increase in earnings was primarily the result of increases in net interest income and improvements in noninterest income offset by increased operating expenses. The return on average assets was 1.94% for 2002, as compared to 2.03% for 2001. The return on average equity was relatively unchanged at 16.15% for 2002, compared to 16.19% for 2001.

NET INTEREST INCOME

On a fully taxable equivalent basis, net interest income increased $4.9 million or 5.0% for 2002 compared to 2001. The net yield on interest-earning assets remained relatively stable at 4.21% in 2002 as compared to 4.29% in 2001. Contributing to the improvement in net interest income was a $186.6 million of non-merger-related growth in commercial loans, a $0.5 million decrease in delinquent interest and the acquisition of PFC.

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

Positively affecting net interest income was a $45.7 million increase in average net free funds. Average net free funds are the excess of demand deposits, other noninterest-bearing liabilities and shareholders' equity over nonearning assets. Most of this increase is due to the PFC acquisition and the successful marketing of new demand accounts and corporate cash management services.

Maintaining consistent spreads between interest-earning assets and interest-bearing liabilities is very significant to S&T's financial performance because net interest income comprised 79% of operating revenue in 2002. The level and mix of earning assets and funds are continually monitored by ALCO in order to mitigate the interest-rate sensitivity and liquidity risks of the balance sheet. A variety of asset/liability management strategies were successfully implemented, within prescribed ALCO risk parameters, that enabled S&T to maintain a net interest margin consistent with historical levels.

PROVISION FOR LOAN LOSSES

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $7.8 million and $5.0 million for 2002 and 2001, respectively. The provision expense is the result of management's assessment of economic conditions, credit quality statistics, loan administration effectiveness and other factors that would have an impact on probable losses in the loan portfolio, and the model used for determination of the adequacy of the allowance for loan losses. Changes in the provision and allowance for loan losses are directionally consistent with changes in credit quality and other economic factors.

Credit quality is the most important factor in determining the amount of the allowance, and the resulting, provision expense. Nonperforming loans to total loans decreased to 0.29% at December 31, 2002 from 0.50% at December 31, 2001. Also affecting the amount of the allowance and resulting provision expense is loan growth and portfolio composition. Most of the loan growth in 2002 and 2001 is attributable to larger-sized commercial loans.

Net loan charge-offs totaled $6.0 million for 2002 compared to $5.5 million for 2001. Included in net charge-offs is $1.7 million incurred during the fourth quarter of 2002 for a commercial real estate loan and $0.5 million for a loan that was previously placed into nonperforming status and partially charged-off. The additional charge was made to reflect the estimated fair market value decline in the collateral during this period of economic recession

NONINTEREST INCOME

Noninterest income, excluding net security gains, increased $4.1 million or 19% in 2002 compared to 2001. Increases included $1.1 million or 15% in service charges and fees, a $0.4 million or 9% increase in wealth management fees, a $0.2 million or 11% increase in letter of credit fees, a $1.1 million or 45% increase in insurance activities, a $0.6 million or 59% increase in mortgage banking activities and a $0.7 million or 16% increase in other income. Security gains totaled $7.1 million in 2002. S&T recognized $7.5 million of gains on equity securities during 2001. Equity security gains of $0.8 million in 2002 is attributable to several bank mergers. The remaining security gains were primarily attributable to the sales of equity securities in order to maximize returns by taking advantage of market opportunities when presented.

The increase in service charges on deposit accounts was primarily the result of management's continued effort to implement reasonable fees for services performed and to manage closely the collection of these fees, as well as expanding new cash management relationships.

The $0.4 million increase in wealth management fees was the result of better performance in brokerage and annuity activities during 2002.

The $1.1 million increase in insurance activities was related to higher activity levels for insurance products and services, as well as a result of revenue being generated by Evergreen, which was acquired by S&T on August 1, 2002. Mortgage banking revenue increased $0.6 million from 2001 as the result of heavy refinancing activities by mortgage customers in response to the low-interest-rate environment. These areas were the focus of several strategic initiatives and product enhancements implemented in order to expand this source of revenue. Other fee revenue increases of $0.7 million are normal and reflect organization expansion.

NONINTEREST EXPENSE

Noninterest expense increased $1.9 million or 4% in 2002 compared to 2001. The increase is primarily attributable to increased employment and other expenses as a result of the addition of new employees to start-up several new strategic initiatives, the insurance and bank acquisitions, one-time merger costs of $0.6 million for the PFC acquisition, and is offset by a prepayment charge of $2.9 million on the early extinguishment of fixed-rate debt in 2001. S&T's efficiency ratio, which measures noninterest expense as a percent of recurring noninterest income plus net interest income on a fully taxable equivalent basis, was 42% and 41% in 2002 and 2001, respectively.

Staff expense increased 9% or $2.3 million in 2002. The increase is primarily attributable to higher medical and pension costs, higher staffing levels required to implement new initiatives in fee-based business lines and from the Evergreen and PFC acquisitions. Average full-time equivalent staff was 707 in 2002 and 675 in 2001. Non-acquisition-related staffing increases are primarily due to expansion of mortgage banking, brokerage, wealth management and retail banking functions.

S&T's net periodic defined benefit plan cost is based primarily on three assumptions: the discount rate for plan liabilities, the expected return on plan assets and the rate of compensation increase. Net periodic pension expense of $582,000 and $6,000 was recorded for S&T's defined benefit plan for 2002 and 2001, respectively. The increase in expense for 2002 is primarily attributable to a decline in the value of plan assets.

Occupancy and equipment expense increased 8% or $0.5 million as compared to 2001. This increase is primarily attributable to the opening of a new wealth management office in downtown Pittsburgh and increased facilities acquired in the PFC and Evergreen mergers. Data processing increased 15% or $0.4 million in 2002 as compared to 2001 and is attributable to $0.2 million in conversion costs relating to the PFC acquisition and increases in electronic banking services.

Other expenses increased 18% or $1.6 million as compared to 2001. The increase reflects normal changes due to increased activity levels with the insurance and bank acquisitions and $0.4 million of one-time merger expenses related to the Evergreen and PFC acquisitions. Other expense increases included a $0.3 million funding of S&T's Charitable Foundation; the remaining increases were not significant and reflect normal changes due to activity increases, organization expansion and fee increases from vendors.

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

LIQUIDITY AND INTEREST-RATE SENSITIVITY

Liquidity refers to the ability to satisfy the financial needs of depositors who want to withdraw funds or of borrowers needing access to funds to meet their credit needs. Interest-rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance net interest income through periods of changing interest rates. ALCO is responsible for establishing and monitoring the liquidity and interest-rate sensitivity guidelines, procedures and policies.

The principal sources of asset liquidity are cash and due from banks, interest-earning deposits with banks, federal funds, investment securities that mature in one year or less and securities available for sale. At December 31, 2003, the total of such assets was approximately $663.6 million or 23% of consolidated assets. While much more difficult to quantify, liability liquidity is further enhanced by a stable core deposit base, access to credit lines at other financial institutions and S&T's ability to renew maturing deposits. Certificates of deposit in denominations of $100,000 or more represented 8% of deposits at December 31, 2003 and were outstanding primarily to local customers. S&T's ability to attract deposits and borrow funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

Beyond the issue of having sufficient sources to fund unexpected credit demands or deposit withdrawals, liquidity management also is an important factor in monitoring and managing interest-rate sensitivity issues through ALCO. Through forecast and simulation models, ALCO is also able to project future funding needs and develop strategies for acquiring funds at a reasonable cost.

ALCO uses a variety of measurements to monitor the liquidity position of S&T. These include liquidity gap, liquidity forecast, net loans and standby letters of credit to assets, net loans to deposits and net non-core funding dependence ratio.

Because the assets and liabilities of S&T are primarily monetary in nature, the presentation and analysis of cash flows in formats prescribed by accounting principles generally accepted in the United States are less meaningful for managing bank liquidity than for non-financial companies. Funds are typically provided from current earnings, maturity and sales of securities available for sale, loan repayments, deposits and borrowings. The primary uses of funds include new loans, repayment of borrowings, the purchase of securities and dividends to shareholders. The level and mix of sources and uses of funds are constantly monitored and adjusted by ALCO in order to maintain credit, liquidity and interest-rate risks within prescribed policy guidelines while maximizing earnings.

ALCO monitors and manages interest-rate sensitivity through gap, simulation and duration analyses in order to avoid unacceptable earnings fluctuations due to interest-rate changes. S&T's gap model includes certain management assumptions based upon past experience and the expected behavior of customers during various assumed interest-rate scenarios. The assumptions include principal prepayments for mortgages, installment loans and CMOs, and classifying the demand, savings and money market balances by degree of interest-rate sensitivity. Utilizing the above assumptions at December 31, 2003 results in ratios of interest-rate sensitive assets to interest-rate sensitive liabilities for the six- and 12-month intervals of 1.03% and 1.07%, respectively. Assuming immediate repricings for interest-bearing demand, savings and money market accounts, these ratios would be 0.80% and 0.90%, respectively.

In addition to the gap analysis, S&T performs an earnings sensitivity analysis to identify more dynamic interest-rate risk exposures. An earnings simulation model is used to estimate the effect that specific interest-rate changes would have on 12 months of pretax earnings. The model incorporates management assumptions regarding the level of interest rate or balance changes on indeterminate maturity deposit products (savings, money market, NOW and demand deposits) for a given level of market-rate changes. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Derivative financial instruments are included in this process. Interest-rate caps and floors on all products are included to the extent that they become effective in the 12-month simulation period. Also, changes in prepayment behavior of the residential mortgage portfolio in each rate environment are captured using management estimates. Finally, the impact of planned growth and anticipated new business activities is factored into the simulation model.

S&T's policy objective is to limit the change in annual pretax earnings to $3.3 million from an immediate and sustained parallel change in interest rates of 200 basis points. Due to unusually low short-term interest rates which, include federal funds at 1.00%, the 2003 earnings sensitivity analysis does not assume a parallel change in interest rates in the 200 basis points rate reduction scenarios for financial instruments having a repricing term of less than three years. As of December 31, 2003 and 2002, respectively, S&T had the following estimated earnings sensitivity profile:

	Immediate Change in Rates
(in millions)	+200bp	-200bp
2003 Pretax earnings change	$3.4	$(3.6)
2002 Pretax earnings change	2.6	(1.9)

Results of the gradual simulation model, showing changes from current rates by 200 basis points again taking into consideration the current position of short-term interest rates, over a 12-month period as of December 31, 2003 and 2002 are presented below.

	Gradual Change in Rates
(in millions)	+200bp	-200bp
2003 Pretax earnings change	$1.7	$(0.7)
2002 Pretax earnings change	1.8	(1.6)

CAPITAL RESOURCES

Shareholders' equity increased $26.6 million at December 31, 2003 compared to December 31, 2002. The primary source of equity growth for S&T is earnings retention. Hence, capital growth is a function of net income less dividends paid to shareholders and treasury stock activities.

Net income was $51.8 million and dividends paid to shareholders were $26.7 million for 2003. S&T paid 52% of 2003 net income in dividends, equating to an annual dividend rate of $1.02 per share. Also affecting capital was an increase of $0.7 million in unrealized gains on securities available for sale. During 2003, S&T repurchased 266,504 shares of its common stock at an average price of $25.76 per share and reissued 334,306 shares primarily through the exercise of employee stock options. The repurchase of up to one million shares in 2003 was authorized by the S&T Board of Directors. In December 2003, this authorization was extended for 2004 for repurchase of up to one million shares or approximately 4% percent of shares outstanding.

The book value of S&T's common stock increased 8.5% from $11.51 at December 31, 2002 to $12.48 at December 31, 2003, primarily due to earnings retention.

S&T continues to maintain a strong capital position with a leverage ratio of 9.2% as compared to the 2003 minimum regulatory guideline of 3%. S&T's risk-based capital Tier 1 and Total ratios were 10.6% and 12.4%, respectively, at December 31, 2003, which places S&T well above the Federal Reserve Board's risk-based capital guidelines of 4% and 8% for Tier 1 and Total capital. Included in the total ratio is 45% of the pretax unrealized holding gains on available for sale equity securities as prescribed by banking regulations effective October 1, 1998. In addition, management believes that S&T has the ability to raise additional capital if necessary.

During 2003, S&T filed a shelf registration statement on Form S-3 under the Securities Act of 1933 with the Securities and Exchange Commission for the issuance of up to $150.0 million of a variety of securities including, debt and capital securities, preferred and common stock and warrants. S&T can use the proceeds from the sale of any securities for general corporate purposes, which could include investments at the holding company level, investing in, or extending credit to, its subsidiaries, possible acquisitions and stock repurchases. As of December 31, 2003, S&T had not utilized the shelf registration statement.

In April 1993, shareholders approved the S&T Incentive Stock Plan (Stock Plan) authorizing the issuance of a maximum of 1.2 million shares of S&T's common stock to assist in attracting and retaining employees of outstanding ability and to align their interests with those of the shareholders of S&T. On October 17, 1994, the Stock Plan was amended to include outside directors. On April 21, 1997, shareholders approved an amendment to the plan increasing the number of authorized shares to 3.2 million. As of December 31, 2002, 3,181,822 nonstatutory stock options and 35,600 restricted stock awards had been granted to key employees and outside directors under the Stock Plan; 1,580,322 of these awards are currently exercisable. In April 2003, shareholders approved the 2003 S&T Incentive Stock Plan (2003 Stock Plan) authorizing the issuance of 1.5 million shares, subject to capital adjustments as provided in the 2003 Stock Plan. The purpose of the 2003 Stock Plan is to promote the long-term interests of S&T and its shareholders by attracting and retaining directors, officers and key employees. S&T believes that directors, officers and employees who own shares of its common stock will have a closer identification with S&T and a greater motivation to work for S&T's success, because, as shareholders, they will participate in S&T's growth and earnings. As of December 31, 2003, 350,300 nonstatutory stock options had been granted under the 2003 Stock Plan to employees and directors; none of these awards are currently exercisable.

CONTRACTUAL OBLIGATIONS

S&T has various financial obligations, including contractual obligations and commitments, that may require future cash payments. The following table presents as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by payment date:

	Payments Due In
(in thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity (1)	$1,148,396	$-	$-	$-	$1,148,396
Time deposits (1)	374,174	283,108	132,943	23,632	813,857
Federal funds purchased and securities sold under repurchase agreements (1)	432,020	-	-	-	432,020
Long-term borrowings (1)	30,608	53,568	10,328	22,429	116,933
Operating leases	870	1,176	492	38	2,576
Purchase obligations	$1,200	$2,400	$2,400	$2,300	$8,300

(1) Excludes interest

S&T's operating lease obligations represent short-term lease arrangements as described in Note G to the consolidated financial statements. Purchase obligations represent obligations under agreement with Metavante, S&T's third-party data processing servicer, for operational services outsourced.

S&T has one interest-rate swap with a notional value totaling $25.0 million and a positive fair value of $0.6 million, paying a variable rate and receiving a fixed rate as described in Note A to the consolidated financial statements. The interest-rate swap matures on March 7, 2005.

S&T, in the normal course of business, commits to extend credit and issue standby letters of credit. The obligations are not recorded in S&T's financial statements. Loan commitments and standby letters of credit are subject to S&T's normal credit underwriting policies and procedures and generally require collateral based upon management's evaluation of each customer's financial condition and ability to satisfy completely the terms of the agreement. S&T's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral. Unfunded commercial loan commitments totaled $467,166,000 and $411,286,000 at December 31, 2003 and 2002, respectively. Unfunded other loan commitments totaled $118,256,000 and $102,599,000 at December 31, 2003 and 2002, respectively; and obligations under standby letters of credit totaled $223,888,000 and $210,760,000 at December 31, 2003 and 2002, respectively.

REGULATORY MATTERS

S&T and S&T Bank are subject to periodic examinations by one or more of the various regulatory agencies. During 2003, an examination was conducted by the Federal Deposit Insurance Corporation (FDIC). This examination included, but was not limited to, procedures designed to review lending practices, credit quality, liquidity, operations and capital adequacy of S&T and its subsidiaries. No comments were received from the FDIC that would have a material effect on S&T's liquidity, capital resources or operations. S&T's current capital position and results of regulatory examination allow it to pay the lowest possible rate for FDIC deposit insurance.

CRITICAL ACCOUNTING POLICIES AND JUDGEMENTS

S&T has established various accounting policies that govern the application of accounting principles generally accepted in the United States in the preparation of its consolidated financial statements. The most significant of these policies are described in Note A - Accounting Policies. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect S&T's reported results and financial position for the period or in future periods. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on S&T's future financial condition and results of operations.

Securities

Securities are reported at cost adjusted for premiums and discounts and are recognized in interest income using the interest method over the period to maturity. Declines in fair value of individual securities below their amortized cost and that are other than temporary will be written down to current market value and included in earnings as realized losses. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. If the financial markets experience deterioration, additional charges to income could occur in future periods.

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

A quantitative analysis is utilized to support the adequacy of the allowance for loan losses. This analysis includes review of the historical loss rates for loan categories, fluctuations and trends in the amount of classified loans and economic factors. Economic factors consider the level of S&T's historical losses that have occurred within the credits' economic life cycle.

Significant to this analysis is the shift in loan portfolio composition to an increased mix of commercial loans. These loans are generally larger in size, and, due to our continuing growth, many are new loan relationships. Management relies on its risk-rating process to monitor trends that may be occurring relative to commercial loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination and allocation of the allowance for loan losses. During 2003, the risk-rating analysis of the portfolio remained relatively stable.

The allowance for loan losses at December 31, 2003 includes $27.9 million or 89% of the allowance allocated to commercial, mortgage and industrial loans. The ability for customers to repay commercial loans is more dependent upon the success of their business, continuing income and general economic conditions. Accordingly, the risk of loss is higher on such loans than on residential real estate loans, which generally incur fewer losses at origination in the event of foreclosure as the collateral value typically exceeds the loan amounts.

Goodwill and Other Intangible Assets

S&T has $3.2 million of core deposit intangible assets subject to amortization and $48.0 million in goodwill, which is not subject to periodic amortization. S&T determined the amount of identifiable intangible assets based upon an independent core deposit analysis and insurance contract analysis.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. S&T's goodwill relates to value inherent in the banking business and the value is dependent upon S&T's ability to provide quality, cost-effective services in the face of free competition from other market participants on a regional basis. This ability relies upon continuing investments in processing systems, the development of value-added service features and the ease of use of S&T's services. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost-effective services over sustained periods can lead to impairment of goodwill, which could adversely impact earnings in future periods. An annual evaluation of goodwill for impairment is performed by S&T. The fair value of S&T and the implied fair value of goodwill at the respective reporting unit level are estimated using industry comparable information. S&T has concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

INFLATION

Management is aware of the significant effect inflation has on interest rates and can have on financial performance. S&T's ability to cope with this is best determined by analyzing its capability to respond to changing interest rates and its ability to manage noninterest income and expense. S&T monitors its mix of interest-rate sensitive assets and liabilities through ALCO in order to reduce the impact of inflation on net interest income. Management also controls the effects of inflation by reviewing the prices of its products and services, by introducing new products and services and by controlling overhead expenses.

BUSINESS UNCERTAINTIES

There are many uncertainties regarding the economy as we enter 2004. S&T strives to be well-positioned for changes in both the economy and interest rates, regardless of the timing or direction of these changes. The balance sheet, capital, liquidity and operations infrastructure are continually assessed in order to be positioned to take advantage of internal or acquisition growth opportunities.

There are many factors that could influence our results, both positively and negatively, in 2004. Because the majority of revenue comes from the net interest margin, internally generated loan and deposit growth and the mix of that growth are major factors. S&T has directed a fair amount of focus and resources in planning for this year to improve the generation and retention of low-cost core deposits. On the other hand, a slowing economy could cause deterioration in the asset quality measurements; we recognize that the shift to a greater dependence on commercial loans in recent years exposes S&T to larger credit risks and greater swings in nonperforming loans and charge-offs when problems do occur. However, because of S&T's adequate allowance for loan losses, earnings strength and strong capitalization, as well as the strengths of other businesses in our market area, management does not expect a decline in S&T's ability to satisfactorily perform if further decline in our economy occurs.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements in this Annual Report, which are not historical fact, are forward-looking statements that involve risks and uncertainties, including, but not limited to, the interest-rate environment, the effect of federal and state banking and tax regulations, the effect of economic conditions, the impact of competitive products and pricings, and other risks detailed in S&T's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS S&T Bancorp, Inc. and Subsidiaries
December 31	2003	2002
(dollars in thousands, except per share data)
ASSETS
Cash and due from banks	$52,361	$50,258
Securities:
Available for sale	610,818	640,783
Held to maturity (market value $268 in 2003 and $384 in 2002)	265	381
Total Securities	611,083	641,164
Loans, net of allowance for loan losses of $31,478 in 2003 and $30,138 in 2002	2,069,142	1,968,755
Premises and equipment	23,037	23,232
Goodwill	48,021	48,436
Other intangibles	5,455	5,891
Other assets	91,173	86,131
Total Assets	$2,900,272	$2,823,867
LIABILITIES
Deposits:
Noninterest-bearing	$382,364	$330,160
Interest-bearing	1,579,889	1,595,959
Total Deposits	1,962,253	1,926,119
Securities sold under repurchase agreements	161,370	162,513
Long-term borrowings	116,933	211,693
Federal funds purchased	270,650	156,875
Other liabilities	56,348	60,553
Total Liabilities	2,567,554	2,517,753
SHAREHOLDERS' EQUITY
Preferred stock, without par value, 10,000,000 shares authorized and none outstanding	-	-
Common stock ($2.50 par value) Authorized - 50,000,000 shares in 2003 and 2002 Issued - 29,714,038 shares in 2003 and 2002	74,285	74,285
Additional paid-in capital	22,386	21,673
Retained earnings	271,699	246,920
Accumulated other comprehensive income	27,185	26,499
Treasury stock (3,061,627 shares in 2003 and 3,129,429 shares in 2002, at cost)	(62,837)	(63,263)
Total Shareholders' Equity	332,718	306,114
Total Liabilities and Shareholders' Equity	$2,900,272	$2,823,867
See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME S&T Bancorp, Inc. and Subsidiaries
Year Ended December 31	2003	2002	2001
(dollars in thousands, except per share data)
INTEREST INCOME
Loans, including fees	$124,894	$121,533	$134,552
Federal funds sold	-	3	1,215
Investment Securities:
Taxable	21,926	25,321	26,352
Tax-exempt	1,762	730	567
Dividends	2,878	3,573	4,016
Total Interest Income	151,460	151,160	166,702
INTEREST EXPENSE
Deposits	31,218	38,697	53,176
Securities sold under repurchase agreements	1,567	1,690	2,268
Federal funds purchased	2,340	1,401	187
Long-term borrowings	11,941	14,512	21,082
Total Interest Expense	47,066	56,300	76,713
NET INTEREST INCOME	104,394	94,860	89,989
Provision for loan losses	7,300	7,800	5,000
Net Interest Income After Provision for Loan Losses	97,094	87,060	84,989
NONINTEREST INCOME
Security gains, net	8,058	7,070	9,690
Service charges on deposit accounts	9,252	8,401	7,300
Wealth management fees	5,410	5,372	4,944
Letter of credit fees	2,065	1,866	1,688
Insurance	4,277	3,469	2,390
Mortgage banking	1,989	1,653	1,039
Other	5,153	4,849	4,179
Total Noninterest Income	36,204	32,680	31,230
NONINTEREST EXPENSE
Salaries and employee benefits	31,545	27,368	25,098
Occupancy, net	3,981	3,568	3,154
Furniture and equipment	2,826	2,949	2,898
Other taxes	2,345	1,911	1,728
Data processing	3,466	3,039	2,632
Marketing	2,026	2,064	1,892
Amortization of intangibles	347	169	447
FDIC assessment	305	289	287
Loss on early extinguishment of debt	3,591	-	2,903
Other	10,226	10,409	8,836
Total Noninterest Expense	60,658	51,766	49,875
Income Before Taxes	72,640	67,974	66,344
Applicable Income Taxes	20,863	19,370	19,046
Net Income	$51,777	$48,604	$47,298
Earnings per common share:
Net Income - Basic	$1.96	$1.83	$1.76
Net Income - Diluted	1.94	1.81	1.75
See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY S&T Bancorp, Inc. and Subsidiaries
	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock
(dollars in thousands, except per share data)
Balance at January 1, 2001		$74,285	$21,028	$201,435	$32,502	$(52,153)
Net income for 2001	$47,298			47,298
Other comprehensive income, net of tax: Unrealized gains on securities of $7,928 net of reclassification adjustment for gains included in net income of $6,983	945				945
Comprehensive Income	$48,243
Cash dividends declared ($0.92 per share)				(24,689)
Treasury stock acquired (417,505 shares)						(9,574)
Treasury stock issued for stock options exercised (116,272 shares)			(269)			2,227
Tax benefit from nonstatutory stock options exercised			292
Balance at December 31, 2001		$74,285	$21,051	$224,044	$33,447	$(59,500)
Net income for 2002	$48,604			48,604
Other comprehensive income, net of tax: Unrealized losses on securities of $1,754 net of reclassification adjustment for gains included in net income of $5,194	(6,948)				(6,948)
Comprehensive Income	$41,656
Cash dividends declared ($0.97 per share)				(25,728)
Treasury stock acquired (333,000 shares)						(8,848)
Treasury stock issued for stock options exercised (235,830 shares)			(940)			4,118
Treasury stock issued for restricted stock (35,600 shares)						947
Recognition of restricted stock compensation expense						20
Tax benefit from nonstatutory stock options exercised			1,562
Balance at December 31, 2002		$74,285	$21,673	$246,920	$26,499	$(63,263)

Net income for 2003	$51,777			51,777
Other comprehensive income, net of tax: Unrealized gains on securities of $5,609 net of reclassification adjustment for gains included in net income of $4,923	686				686
Comprehensive Income	$52,463
Cash dividends declared ($1.02 per share)				(26,998)
Treasury stock acquired (266,504 shares)						(6,866)
Treasury stock issued for stock options exercised (334,306 shares)			(524)			6,812
Recognition of restricted stock compensation expense						480
Tax benefit from nonstatutory stock options exercised			1,237
Balance at December 31, 2003		$74,285	22,386	$271,699	$27,185	$(62,837)
See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS S&T Bancorp, Inc. and Subsidiaries
Year Ended December 31	2003	2002	2001
(dollars in thousands)
OPERATING ACTIVITIES
Net Income	$51,777	$48,604	$47,298
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	7,300	7,800	5,000
Provision for depreciation and amortization	2,826	2,647	2,865
Net amortization of investment security premiums	3,144	2,092	751
Net accretion of loans and deposit discounts	-	(179)	(202)
Securities gains, net	(8,058)	(7,070)	(9,690)
Deferred income taxes	(1,844)	(1,574)	(1,556)
Tax benefit from nonstatutory stock options exercised	1,237	1,562	292
Mortgage loans originated for sale	(82,066)	(73,782)	(32,028)
Proceeds from the sale of loans	83,655	74,562	32,614
Decrease (increase) in interest receivable	258	(436)	2,344
(Decrease) increase in interest payable	(597)	124	(2,293)
Increase in other assets	(3,994)	(14,804)	(5,319)
(Decrease) increase in other liabilities	(2,804)	12,317	2,536
Net Cash Provided by Operating Activities	50,834	51,863	42,612
INVESTING ACTIVITIES
Net decrease (increase) in interest-earning deposits with banks	13	(113)	-
Net decrease in federal funds sold	-	-	6,605
Proceeds from maturities of investment securities	116	6,435	6,390
Proceeds from maturities of securities available for sale	215,005	110,697	268,338
Proceeds from sales of securities available for sale	64,408	134,249	94,202
Purchases of securities available for sale	(243,889)	(247,277)	(362,895)
Net increase in loans	(109,276)	(123,124)	(43,598)
Net cash paid in acquisition	-	(47,187)	-
Purchases of premises and equipment	(2,284)	(4,328)	(3,410)
Net Cash Used in Investing Activities	(75,907)	(170,648)	(34,368)
FINANCING ACTIVITIES
Net increase in demand, NOW, MMI and savings deposits	49,841	69,560	53,580
Net (decrease) increase in certificates of deposit	(13,708)	(50,185)	32,404
Net increase in federal funds purchased	113,775	104,430	52,445
Net (decrease) increase in repurchase agreements	(1,143)	62,676	19,151
Proceeds from long-term borrowings	55,540	25,000	-
Repayments of long-term borrowings	(150,305)	(64,570)	(124,885)
Net treasury stock activity	(98)	(4,703)	(7,616)
Cash dividends paid to shareholders	(26,726)	(25,948)	(24,205)
Net Cash Provided by Financing Activities	27,176	116,260	874
Increase (decrease) increase in Cash and Cash Equivalents	2,103	(2,525)	9,118
Cash and Cash Equivalents at Beginning of Year	50,258	52,783	43,665
Cash and Cash Equivalents at End of Year	$52,361	$50,258	$52,783
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

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of S&T and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments of 20% - 50% of the outstanding common stock of investees are accounted for using the equity method of accounting. S&T operates within one business segment, community banking, providing a full range of services to individual and corporate customers.

SECURITIES

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and S&T has the ability, at the time of purchase, to hold securities until maturity, they are classified as held to maturity and are stated at cost adjusted for amortization of premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as available for sale and are recorded at market value, and unrealized gains and losses on these securities, net of related deferred income taxes, are reported in accumulated other comprehensive income. Gains or losses on the disposition of securities are based on the specific identification method. S&T does not engage in any securities trading activity.

Management systematically evaluates securities for other than temporary declines in fair value. Securities for which declines in fair value are deemed to be other than temporary are written down to current market value and the resultant changes included in earnings as realized losses.

LOANS

Interest on loans is accrued and credited to operations based on the principal amount outstanding. Accretion of discounts and amortization of premiums on loans are included in interest income. Loan origination fees and direct loan origination costs are deferred and amortized as an adjustment of loan yield over the respective lives of the loans. Loans are placed on nonaccrual and interest is discontinued generally when interest and principal are 90 days or more past due.

Impaired loans are defined by management as commercial and commercial real estate loans for which it is probable that S&T will not be able to collect all amounts due according to the contractual terms of the loan agreement. Residential real estate mortgages and consumer installment loans are large groups of smaller balance homogenous loans and are separately measured for impairment. Factors considered by management in determining impairment include payment status and underlying collateral value. All impaired loans are classified as substandard for risk classification purposes. Impaired loans are charged off, to the estimated value of collateral associated with the loan, when management believes principal and interest are deemed uncollectible. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet the payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest income is subsequently recognized only to the extent that cash payments are received.

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

A quantitative analysis is utilized to support the adequacy of the allowance for loan losses. This analysis includes review of the high and low historical charge-off rates for loan categories, fluctuations and trends in the amount of classified loans and economic factors. Economic factors consider the level of S&T's historical loss experience during the credits' economic life cycle, as well as the inherent imprecision in the estimation process.

Significant to this analysis is the shift in loan portfolio composition to an increased mix of commercial loans, excluding the impact of the PFC acquisition. These loans are generally larger in size, and due to our continuing growth, many are new loan relationships. Management relies on its risk-rating process to monitor trends that may be occurring relative to commercial loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination and allocation of the allowance for loan losses.

S&T believes its quantitative analysis and risk-rating process, which serves as the primary basis for assessing the adequacy of the allowance for loan losses, is sufficient to allow it to conclude that the total allowance for loan losses is adequate to absorb probable loan losses.

LOANS ORIGINATED FOR SALE AND HELD FOR SALE

Loans held for sale consist of 1-4 family residential loans originated for sale in the secondary market and carried at lower of cost or market, determined on an aggregate basis. Gains and losses on sales of loans held for sale are included in mortgage banking income in the consolidated statements of income. S&T manages its exposure to changes in the market value of loans from the date of commitment to the borrower and the loan's ultimate sale by entering into mandatory forward commitments to sell the loans. The extent to which S&T elects to cover its loan production with forward commitments varies based upon factors deemed by management to be appropriate in the circumstances. The amounts of commitments to borrowers and commitments to sell loans were insignificant at December 31, 2003 and 2002.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed generally by the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

OTHER REAL ESTATE

Other real estate is included in other assets and is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of a foreclosure and loans classified as in-substance foreclosure. These properties are carried at the lower of cost or fair value less estimated cost of resale. Loan losses arising from the acquisition of such property initially are charged against the allowance for loan losses. Gains or losses realized subsequent to acquisition are recorded in the results of operations.

INCOME TAXES

Income taxes are accounted for under the liability method whereby deferred income taxes are recognized for the difference between the financial reporting and tax basis of assets and liabilities.

WEALTH MANAGEMENT ASSETS AND INCOME

Assets held in a fiduciary capacity by the subsidiary bank, S&T Bank (Bank), are not assets of the Bank and are therefore not included in the consolidated financial statements. Wealth management fee income is reported on the cash basis which does not differ materially from the accrual method.

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

EARNINGS PER COMMON SHARE

Basic Earnings Per Share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Average shares outstanding for computing basic EPS were 26,463,499, 26,570,552 and 26,875,663 for 2003, 2002 and 2001, respectively. Potentially dilutive securities are excluded from the basic calculation, but are included in diluted EPS. Average shares outstanding for computing diluted EPS were 26,723,434, 26,784,198 and 27,051,060 for 2003, 2002 and 2001, respectively. In computing diluted EPS, average shares outstanding have been increased by the common stock equivalents relating to S&T's outstanding stock options.

CASH FLOW INFORMATION

S&T considers cash and due from banks as cash and cash equivalents. For the years ended December 31, 2003, 2002 and 2001, interest paid was $47,685,000, $56,264,000 and $81,923,000, respectively. Income taxes paid during 2003 were $20,943,000 compared to $18,428,000 for 2002 and $18,959,000 for 2001.

MORTGAGE LOAN SERVICING

Mortgage servicing assets are recognized as separate assets when servicing rights are acquired through purchase or loan originations, when there is a definitive plan to sell the underlying loan. Capitalized mortgage servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans. Capitalized mortgage servicing rights are regularly evaluated for impairment based on the estimated fair value of those rights. For the year ended December 31, 2003 and 2002, the 1-4 family mortgage loans that were sold to Fannie Mae amounted to $83.0 million and $74.7 million, respectively. At December 31, 2003 and 2002, servicing assets were $1,480,000 and $1,448,000, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

S&T only utilizes derivative instruments for asset/liability management, and, more specifically, to convert fixed-rate debt to a variable rate. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. The notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Interest-rate swaps are contracts in which a series of interest-rate flows (fixed and floating) are exchanged over a prescribed period. The notional amounts on which the interest payments are based are not exchanged.

S&T has one interest-rate swap with a notional value totaling $25.0 million and a positive fair value of $0.6 million, paying a variable rate and receiving a fixed rate. The interest-rate swap matures on March 7, 2005. The purpose of this transaction was to reduce the cost of fixed-rate fundings and to mitigate the balance sheet risk associated with declining interest rates. At December 31, 2003, S&T was receiving a fixed rate of 6.32% and paying a variable rate of 3.78%, which was based on the London Interbank Offer Rate plus a spread. Differences between interest received and interest paid is reported as a component of net interest income in the consolidated income statement.

S&T recorded the effects of the ineffectiveness of all hedge transactions as part of the income statement line pertaining to the hedged item. The effect of the ineffectiveness was immaterial to S&T's consolidated financial statements as of December 31, 2003, 2002 and 2001, respectively.

STOCK-BASED COMPENSATION

S&T has various stock-based employee compensation plans, which are described in Note P. S&T accounts for stock-based compensation using the intrinsic value method. The following is proforma information regarding net income and earnings per share assuming that stock options were accounted for under the fair value method. The estimated fair value of the options is amortized to expense over the vesting period.

	2003	2002	2001
(dollars in thousands, except per share data)
Proforma net income	$51,424	$47,277	$46,242
Proforma earnings per share - Basic	1.94	1.78	1.72
Proforma earnings per share - Diluted	1.92	1.77	1.71

Compensation expense, net of related tax, of $353,000, $1,327,000 and $1,056,000 in 2003, 2002 and 2001, respectively, is included in the proforma net income as reported above.

The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 3.27%, 2.78% and 4.39%; a dividend yield of 3.3%, 3.7% and 4.0%; volatility factors of the expected market price of S&T's common stock of .266, .275 and .283; and a weighted-average expected life of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. S&T's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the cost of net assets purchased. In July 2001, Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets, which was effective in 2002. Also, in October 2002, Financial Accounting Standards Board issued Statement No. 147, Acquisition of Certain Financial Institutions, which was also effective in 2002, and requires companies to apply the provisions of Statement No. 142 to goodwill and intangibles associated with branch acquisitions. Beginning in 2002, S&T no longer amortized goodwill, but rather evaluates goodwill for impairment annually. In 2003 and 2002, the S&T performed the required impairment tests of goodwill at the respective reporting unit level and no impairment existed as of the valuation date, as the fair value of S&T's net assets exceeded their carrying value. If for any future period S&T determines that there has been impairment in the carrying value of its goodwill balances, S&T will record a charge to earnings, which could have a material adverse effect on S&T's net income. Had S&T been accounting for its goodwill under Statement Nos. 142 and 147 for all prior periods presented, S&T's net income for the year ended December 31, 2001 would have been increased by approximately $0.2 million, net of tax with no resulting impact on earnings per share. Intangible assets consist of $3.8 million for the acquisition of core savings deposits ($3.0 million, net of accumulated amortization) and $1.1 million in cost for the acquisition of insurance contract relationships ($1.0 million, net of accumulated amortization), and are amortized over their estimated weighted average life of 11 and ten years, respectively. The estimated aggregate amortization expense for each of the five succeeding years will approximate $0.3 million.

In thousands	Goodwill	Core Deposit Intangible	Servicing Rights

Balance at December 31, 2001	$5,249	-	$820
Acquisition of Evergreen	1,339	$1,133	-
Acquisition of PFC	42,385	2,707	-
Previously recognized unidentifiable intangible assets reclassed as core deposit intangible	-	730	-
Additions/(reductions)	(537)	-	740
Amortization	-	(127)	(112)

Balance at December 31, 2002	$48,436	$4,443	$1,448
Additions/(reductions)	(415)	-	210
Amortization	-	(468)	(178)

Balance at December 31, 2003	$48,021	$3,975	$1,480

Resolution of pre-acquisition litigation and income tax uncertainties related to the PFC acquisition reduced goodwill in 2003.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2003, Financial Accounting Standards Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities (VIEs), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to improve financial reporting of special-purpose and other entities, was issued. In accordance with FIN 46, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities and results of operating activities must consolidate the entity in its financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. S&T' variable interest entities primarily are related to investments in low income housing tax credit partnerships and restrict the transfer of partnership interest. S&T adopted the provisions of FIN 46, and such adoption did not impact the consolidated financial statements.

In April 2003, S&T Adopted Financial Accounting Standards Board Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies Statement No. 133 for derivatives, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133. Except for certain specific implementation issues and provisions, the statement is effective for contracts entered into or modified after (and for hedging relationships designated after) June 30, 2003. The adoption of Statement No. 149 prospectively as of July 1, 2003 did not have a material impact on S&T's consolidated financial statements.

In May 2003, S&T adopted Financial Accounting Standards Board Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Statement No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement had no impact on S&T's consolidated financial statements.

On December 11, 2003, the SEC staff announced its intention to release a Staff Accounting Bulletin that would require all registrants to account for mortgage loan interest rate lock commitments related to loans held for sale as written options, effective no later than for commitments entered into after March 31, 2004. S&T enters into such commitments with customers in connection with residential mortgage loan applications and at December 31, 2003 had approximately $3.9 million in notional amount of these commitments outstanding. This guidance, if issued, would require the S&T to recognize a liability on its balance sheet equal to the fair value of the commitment at the time the loan commitment is issued. As a result, this guidance would delay the recognition of any revenue related to these commitments until such time as the loan is sold, however, it would have no effect on the ultimate amount of revenue or cash flows recognized over time. S&T is currently assessing the impact of this pending guidance but it does not expect the adoption to have a material effect on S&T's consolidated financial statements.

RECLASSIFICATION

Certain amounts in prior years' financial statements have been reclassed to conform to the current year's presentation. The reclassifications had no effect on S&T's financial condition or results of operations.

NOTE B

Fair Values of Financial Instruments

S&T utilizes quoted market values, where available, to assign fair value to its financial instruments. In cases where quoted market values were not available, S&T uses present value methods to estimate the fair value of its financial instruments. These estimates of fair value are significantly affected by the assumptions made and, accordingly, do not necessarily indicate amounts that could be realized in a current market exchange. S&T does not expect to realize the estimated amounts disclosed.

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

The following table indicates the estimated fair value of S&T's financial instruments as of December 31:

	2003		2002
(dollars in thousands)	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
ASSETS
Cash	$52,361	$52,361	$50,258	$50,258
Securities: Available for sale Held to maturity	610,818 268	610,818 265	640,783 384	640,783 381
Loans	2,108,389	2,100,620	2,033,884	1,998,893
LIABILITIES
Deposits	$1,974,822	$1,962,253	$1,941,981	$1,926,119
Securities sold under repurchase agreements	161,368	161,370	162,512	162,513
Long-term borrowings	122,801	116,933	228,519	211,693
OFF-BALANCE SHEET
Interest-rate swaps	$633	$633	$987	$987

NOTE C - ACQUISITIONS

S&T acquired Evergreen Insurance Associates, Inc. (Evergreen) on August 1, 2002. The acquisition was accounted for under the purchase method of accounting. The acquisition had an aggregate transaction value of $2.4 million. As a result of the transaction, $1.1 million of purchase intangible was recorded and is being amortized over ten years. Goodwill arising from the transaction approximated $1.3 million.

S&T acquired Peoples Financial Corp., Inc. (PFC) on September 7, 2002. The acquisition was accounted for under the purchase method of accounting. The cash acquisition had an aggregate transaction value of $87.4 million.

At the acquisition date, the fair value of PFC net assets totaled approximately $52.0 million, which included cash of $42.6 million, loans receivable with a fair value of $238.1 million, investment securities and other assets of $69.7 million, deposits with a fair value of $295.4 million and other liabilities of $3.0 million. As a result of the transaction, $2.7 million of core deposit intangible was recorded and is being amortized over 11 years. The resulting goodwill arising from the transaction approximated $42.0 million.

Presented below are unaudited condensed proforma combined statements of operations, presented as if the acquisition had been effective on January 1, 2002 and 2001, respectively.

The unaudited condensed proforma combined statements of operations include the estimated effect of proforma adjustments that would have been realized had the PFC acquisition actually occurred at the beginning of the respective periods.

Proforma Consolidated Statements of Operations For the Year Ended December 31	2002	2001
(dollars in thousands, except per share data)
Interest income	$165,702	188,226
Interest expense	64,099	90,399
Net interest income	101,603	97,827
Provision for loan losses	7,856	5,060
Net interest income after provision for losses	93,747	92,767
Security gains, net	16,789	11,868
Total other income	25,994	22,338
Total other expense	56,810	56404
Income before income taxes	79,720	70,569
Income tax expense	22,811	20,129
Net income	56,909	50,440
Net income per share - diluted	$2.12	$1.86

NOTE D

Restrictions on Cash and Due from Bank Accounts

The Board of Governors of the Federal Reserve Bank imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged $12,734,000 during 2003.

NOTE E

Securities

The following table indicates the composition of the securities portfolio at December 31:

	Available for Sale
2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(dollars in thousands)
Obligations of U.S. government corporations and agencies	$318,581	$8,020	$(698)	$325,903
Collateralized mortgage obligations of U.S. government corporations and agencies	43,846	452	(47)	44,251
Mortgage-backed securities	45,325	643	(199)	45,769
U.S. treasury securities	5,223	521	-	5,744
Obligations of states and political subdivisions	66,428	1,247	(136)	67,539
Corporate securities	20,286	1,178	-	21,464
Debt securities available for sale	499,689	12,061	(1,080)	510,670
Marketable equity securities	42,077	30,833	(319)	72,591
Other securities	27,557	-	-	27,557
Total	$569,323	$42,894	$(1,399)	$610,818
	Held to Maturity
Obligations of states and political subdivisions	$265	$3	$-	$268
Total	$265	$3	$-	$268

	Available for Sale
2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(dollars in thousands)
Obligations of U.S. government corporations and agencies	$274,613	$12,126	$-	$286,739
Collateralized mortgage obligations of U.S. government corporations and agencies	153,538	3,246	-	156,784
Mortgage-backed securities	15,217	611	-	15,828
U.S. treasury securities	5,343	787	-	6,130
Obligations of states and political subdivisions	30,418	596	(10)	31,004
Corporate securities	41,818	1,866	-	43,684
Debt securities available for sale	520,947	19,232	(10)	540,169
Marketable equity securities	50,190	22,939	(1,310)	71,819
Other securities	28,795	-	-	28,795
Total	$599,932	$42,171	$(1,320)	$640,783
	Held to Maturity
Obligations of states and political subdivisions	$381	$3	$-	$384
Total	$381	$3	$-	$384

There were $10,552,000, $17,797,000 and $12,754,000 in gross realized gains and $2,494,000, $10,727,000 and $3,064,000 in gross realized losses in 2003, 2002 and 2001, respectively, relative to securities available for sale.

The following table presents the age of gross unrealized losses and fair value by investment category:

	Less Than 12 Months		12 Months or More		Total
2003	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(dollars in thousands)
Obligations of U.S. government corporations and agencies	$30,870	$(698)	-	-	$30,870	$(698)
Collateralized mortgage obligations of U.S. government corporations and agencies	8,957	(47)	-	-	8,957	(47)
Mortgage-backed securities	19,130	(199)	-	-	19,130	(199)
U.S. treasury securities	-	-	-	-	-	-
Obligations of states and political subdivisions	10,317	(136)			10,317	(136)
Corporate securities	-	-	-	-	-	-
Debt securities available for sale	69,274	(1,080)	-	-	69,274	(1,080)
Marketable equity securities	2,065	(117)	$984	$(202)	3,049	(319)
Other securities	-	-	-	-	-	-
Total	$71,339	$(1,197)	$984	$(202)	$72,323	$(1,399)

S&T does not believe any individual unrealized loss as of December 31, 2003 represents an other-than-temporary impairment. These unrealized losses on debt securities are primarily attributable to changes in interest rates. S&T has both the intent and the ability to hold the securities contained in the previous table for a time necessary to recover the amortized cost.

The amortized cost and estimated market value of debt securities at December 31, 2003, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based upon the current estimated prepayment rates. The mortgage-backed securities may mature earlier or later than their weighted-average estimated maturities because of principal prepayments.

Available for Sale	Amortized Cost	Market Value
(dollars in thousands)
Due in one year or less	$96,784	97,959
Due after one year through five years	301,729	310,716
Due after five years through ten years	88,683	89,415
Due after ten years	12,493	12,580
Total	$499,689	$510,670
Held to Maturity	Amortized Cost	Market Value
(dollars in thousands)
Due after one year through five years	$265	$268
Total	$265	$268

At December 31, 2003 and 2002, securities with principal amounts of $389,922,000 and $359,485,000, respectively, were pledged to secure repurchase agreements, public funds and trust fund deposits.

NOTE F

Loans

The following table indicates the composition of the loan portfolio at December 31:

	2003	2002
(dollars in thousands)
Real estate - construction	$193,874	$191,927
Real estate - mortgages: Residential Commercial	499,661 794,420	541,102 692,948
Commercial and industrial	533,958	476,190
Consumer installment	78,707	96,726
Gross Loans	2,100,620	$1,998,893
Allowance for loan losses	(31,478)	(30,138)
Net Loans	$2,069,142	$1,968,755

The following table presents changes in the allowance for loan losses for the year ended December 31:

	2003	2002	2001
(dollars in thousands)
Balance at beginning of year	$30,138	$26,926	$27,395
Charge-offs	(7,306)	(7,821)	(6,939)
Recoveries	1,346	1,812	1,470
Net charge-offs	(5,960)	(6,009)	(5,469)
Provision for loan losses	7,300	7,800	5,000
Balance of acquired bank at date of acquisition	-	1,421	-
Balance at end of year	$31,478	$30,138	$26,926

The Bank has granted loans to certain officers and directors of S&T as well as to certain affiliates of the officers and directors in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectability. The aggregate dollar amounts of these loans were $26,168,000 and $38,009,000 at December 31, 2003 and 2002, respectively. During 2003, $12,681,000 of new loans were funded and repayments totaled $24,522,000.

The principal balances of loans on nonaccrual status were $9,120,000 and $5,831,000 at December 31, 2003 and 2002, respectively. At December 31, 2003, there were no commitments to lend additional funds on nonaccrual loans. Other real estate owned, which is included in other assets, was $2,363,000 at December 31, 2003 and $2,188,000 at December 31, 2002.

S&T attempts to limit its exposure to concentrations of credit risk by diversifying its loan portfolio. S&T defines concentrations of credit risk as loans to a specific industry or group in excess of 10% of total loans. At December 31, 2003 and 2002, S&T had no concentrations of credit risk by industry or group. Geographic concentrations exist because S&T provides a full range of banking services, including commercial, consumer and mortgage loans to individuals and corporate customers in its ten-county market areas in western Pennsylvania. Management believes these risks are mitigated by underwriting guidelines and ongoing review by loan administration.

The following table represents S&T's investment in loans considered to be impaired and related information on those impaired loans:

	2003	2002	2001
(dollars in thousands)
Recorded investment in loans considered to be impaired	$4,087	$1,127	$9,101
Loans considered to be impaired that were on a nonaccrual basis	3,392	515	4,761
Allowance for loan losses related to loans considered to be impaired	-	-	1,564
Average recorded investment in impaired loans	3,629	5,451	9,897
Total interest income per contractual terms on impaired loans	518	290	1,455
Interest income on impaired loans recognized on a cash basis	458	280	1,002

NOTE G

Premises and Equipment

The following table is a summary of the premises and equipment accounts at December 31:

	Estimated Useful Life	2003	2002
(dollars in thousands)
Land	Indefinite	$3,394	$3,394
Premises	10-50 years	24,440	22,989
Furniture and equipment	3-10 years	19,586	19,101
Leasehold improvements	15-25 years	3,636	3,663
		51,056	49,147
Accumulated depreciation		(28,019)	(25,915)
Total		$23,037	$23,232

Depreciation related to premises and equipment was $2,479,000, $2,478,000 and $2,318,000 in 2003, 2002 and 2001, respectively.

Certain banking facilities are leased under short-term lease arrangements expiring at various dates to the year 2009. All such leases are accounted for as operating leases. Rental expense for premises and equipment amounted to $1,925,000, $1,842,000 and $1,597,000 in 2003, 2002 and 2001, respectively. Minimum annual rentals for each of the years 2004-2009 are approximately $870,000, $653,000, $523,000, $323,000 and $169,000, respectively, and $38,000 for the years thereafter. Included in the above are leases entered into with two directors for which rental expense totaled $566,453, $551,872 and $515,511 in 2003, 2002 and 2001, respectively.

NOTE H

Deposits

The following table indicates the composition of deposits at December 31:

	2003	2002
(dollars in thousands)
Noninterest-bearing demand	$382,364	$330,160
Interest-bearing demand	180,317	158,982
Money market	384,766	414,217
Savings	200,949	195,195
Time deposits	813,857	827,565
Total	$1,962,253	$1,926,119

The aggregate of all time deposits over $100,000 amounted to $162,925,000 and $170,862,000 for December 31, 2003 and 2002, respectively.

The following table indicates the scheduled maturities of time deposits at December 31:

	2003	2002
(dollars in thousands)
Due in one year	$374,174	$360,008
Due in one to two years	195,951	182,756
Due in two to three years	87,157	117,078
Due in three to four years	93,378	70,871
Due in four to five years	39,565	68,126
Due after five years	23,632	28,726
Total	$813,857	$827,565

NOTE I

Long-Term Borrowings

The following table is a summary of long-term borrowings with the Federal Home Loan Bank (FHLB):

	2003		2002
	Balance	Average Rate	Balance	Average Rate
(dollars in thousands)
Due in one year	$68	5.70%	$61,000	5.98%
Due in one to two years	142	5.70%	56,500	6.13%
Due in two to three years	151	5.70%	-	-
Due in three to four years	10,159	5.73%	-	-
Due in four to five years	169	5.70%	10,000	5.73%
Due after five years	22,429	6.17%	18,118	6.28%
Total	$33,118	6.03%	$145,618	6.08%

The purpose of these borrowings is to match-fund selected new loan originations, to mitigate interest-rate sensitivity risks and to take advantage of discounted borrowing rates through the FHLB for community investment projects.

S&T pledged all 1-4 family and multi-family mortgage loans as collateral for any current or future FHLB borrowings. The total carrying amount of these pledged loans was $435,562,000 at December 31, 2003.

At December 31, 2003 and 2002, S&T had long-term repurchase agreement borrowings totaling $83,815,000 and $66,075,000, respectively, at a weighted average fixed-rate of 3.16% and 6.75%, respectively, which mature within three years. The purpose of these borrowings was to lock in fixed-rate fundings to mitigate interest-rate risk.

NOTE J

Short-Term Debt

Federal funds purchased and securities sold under repurchase agreements (REPOS) generally mature within one to 365 days from the transaction date. S&T defines REPOS with the retail customers as retail REPOS, and wholesale REPOS as those transacted with other financial institutions. Information concerning federal funds purchased and REPOS is summarized as follows:

	2003	2002	2001
(dollars in thousands)
Average balance during the year	$327,350	$200,006	$79,766
Average interest rate during the year	1.19%	1.55%	3.08%
Maximum month-end balance during the year	$453,504	$319,388	$160,103
Average interest rate at year-end	1.10%	1.28%	1.50%

NOTE K

Dividend and Loan Restrictions

Certain restrictions exist regarding the ability of S&T Bank to transfer funds to S&T in the form of dividends and loans. The amount of dividends that may be paid to S&T is restricted by regulatory guidelines concerning minimum capital requirements. S&T Bank could pay dividends of approximately $31.0 million without affecting its well-capitalized position at December 31, 2003.

Federal law prohibits S&T from borrowing from S&T Bank unless such loans are collateralized by specific obligations. Further, such loans are limited to 10% of S&T Bank's capital and additional paid-in capital, as defined. At December 31, 2003, the maximum amount available for transfer from S&T Bank to S&T in the form of loans and dividends approximated 71% of consolidated equity.

NOTE L

Litigation

S&T, in the normal course of business, is subject to various legal proceedings in which claims for monetary damages are asserted. No material losses are anticipated by the company as a result of these legal proceedings.

NOTE M

Guarantees

S&T, in the normal course of business, commits to extend credit and issue standby letters of credit. The obligations are not recorded in S&T's financial statements. Loan commitments and standby letters of credit are subject to S&T's normal credit underwriting policies and procedures and generally require collateral based upon management's evaluation of each customer's financial condition and ability to satisfy completely the terms of the agreement. S&T's exposure to credit loss in the event the customer does not satisfy the terms of the agreement equals the notional amount of the obligation less the value of any collateral. Unfunded commercial loan commitments totaled $467,166,000 and $411,286,000 at December 31, 2003 and 2002, respectively. Unfunded other loan commitments totaled $118,256,000 and $102,599,000 at December 31, 2003 and 2002, respectively; and obligations under standby letters of credit totaled $223,888,000 and $210,760,000 at December 31, 2003 and 2002, respectively.

NOTE N

Income Taxes

Income tax expense (credits) for the years ended December 31 are composed of:

	2003	2002	2001
(dollars in thousands)
Current	$22,707	$20,944	$20,602
Deferred	(1,844)	(1,574)	(1,556)
Total	$20,863	$19,370	$19,046

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes.

The statutory to effective tax rate reconciliation for the years ended December 31 is as follows:

	2003	2002	2001

Statutory tax rate	35.0%	35.0%	35.0%
Tax-exempt interest income	(2.2)	(1.6)	(1.3)
Dividend exclusion	(1.0)	(1.3)	(1.5)
Low-income housing tax credits	(1.9)	(2.0)	(2.0)
Other	(1.2)	(1.7)	(1.0)
Effective tax rate	28.7%	28.4%	29.2%

Income taxes applicable to security gains were $2,820,000 in 2003, $2,475,000 in 2002 and $3,392,000 in 2001.

Significant components of S&T's temporary differences were as follows at December 31:

	2003	2002
(dollars in thousands)
Deferred tax liabilities:
Net unrealized holding gains on securities available for sale	$(14,632)	$(14,269)
Premises and equipment	(140)	(406)
Accretion on acquired loans	-	(204)
Prepaid pension	(1,408)	(1,007)
Investment in joint ventures	(346)	-
Prepaid hospitalization	(356)	34
Market-to-market adjustments	(624)	(660)
Deferred loan income	(2,372)	(1,781)
Purchase accounting	(4,957)	(6,372)
Other	(222)	-
Total deferred tax liabilities	(25,057)	(24,665)
Deferred tax assets:
Allowance for loan losses	11,017	10,338
Loan fees	1,375	770
Interest expense on increasing rate CD's	723	517
Deferred compensation	923	969
Other	704	275
Total deferred tax assets	14,742	12,869
Net deferred tax liability	$(10,315)	$(11,796)

NOTE O

Employee Benefits

The Bank maintains a defined benefit pension plan (Plan) covering substantially all employees. The benefits are based on years of service and the employee's compensation for the highest five consecutive years in the last ten years. Contributions are intended to provide for benefits attributed to employee service to date and for those benefits expected to be earned in the future. Trustee pension plan assets consist primarily of equity and fixed-income securities and short-term investments.

The following table summarizes the components of net periodic pension expense for the Bank's defined benefit plan:

	2003	2002	2001
(dollars in thousands)
Service cost - benefits earned during the period	$1,219	$1,090	$953
Interest cost on projected benefit obligation	2,174	2,044	1,815
Expected return on plan assets	(2,254)	(2,574)	(2,643)
Net amortization and deferral	107	22	(119)
Net periodic pension expense	$1,246	$582	$6

The following tables summarize the activity in the benefit obligation and plan assets:

	2003	2002
(dollars in thousands)
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year	$31,361	$26,768
Service cost	1,219	1,090
Interest cost	2,174	2,044
Plan participants' contributions	471	420
Acquisition	-	2,383
Actuarial gain	4,008	936
Benefits paid	(1,709)	(2,280)
Projected benefit obligation at end of year	$37,524	$31,361
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$26,240	$28,450
Actual return on plan assets	7,047	(1,851)
Acquisition	-	1,501
Employer contribution	3,135	-
Plan participants' contributions	471	420
Benefits paid	(1,709)	(2,280)
Fair value of plan assets at end of year	$35,184	$26,240

The following table sets forth the plan's funded status and the accrued pension cost in the consolidated balance sheets at December 31:

	2003	2002
(dollars in thousands)
Projected benefit obligation at end of year	$(37,524)	$(31,361)
Fair value of plan assets at end of year	35,184	26,240
Funded status	(2,340)	(5,121)
Unrecognized net loss (gain)	3,192	4,062
Unamortized prior service cost	167	184
Balance of initial unrecognized net asset	3	8
Prepaid (accrued) pension cost included in other assets	$1,022	$(867)

The accumulated benefit obligation for the Bank's defined benefit plan was $31,992,000 at December 31, 2003 and $26,948,000 at December 31, 2002.

Below are actuarial assumptions used in accounting for the plan at December 31:

	2003	2002	2001
Weighted-average discount rate	6.25%	7.00%	7.50%
Rate of increase in future compensation levels	4.00%	4.00%	5.00%
Expected long-term rate of return on plan assets	8.00%	8.00%	9.00%

S&T Bank reduced the assumed rate of return on plan assets from 9% to 8% in 2003. This decrease reflects a lower expected long-term return on equity investments. Although many factors are considered when setting this assumption, as a general guideline the assumed rate of return is equal to the weighted average of the expected returns for each asset category and is estimated based on historical returns as well as expected future returns.

The Plan's weighted-average asset allocations by asset category, are as follows:

Asset Category	Plan Assets at December 31
	2003	2002
Equity Securities	67%	45%
Debt Securities	32%	47%
Other	1%	8%
Total	100%	100%

The Bank's Retirement Plan Committee determines the investment policy for the Plan. In general, the targeted asset allocation is 50%-70% equities and 30%-50% fixed income. A strategic allocation within each asset class is employed based on the Plan's time horizon, risk tolerances, performance expectations and asset class preferences. Investment managers have discretion to invest in any equity or fixed-income asset class, subject to the securities guidelines of the Plan's Investment Policy Statement.

The Bank expects to contribute $3.0 million to the Plan in 2004.

S&T also has a supplemental executive retirement plan (SERP) for certain key employees. The SERP is unfunded. The balances of the actuarial present values of projected benefit obligations related to the SERP were $2,984,000 and $2,688,000 at December 31, 2003 and 2002, respectively. Accrued pension costs related to the SERP were $2,625,000 and $2,586,000 at December 31, 2003 and 2002, respectively. Net periodic pension cost related to the SERP was $279,000, $248,000 and $252,000 for the year ended December 31, 2003, 2002 and 2001, respectively. The actuarial assumptions are the same as those used for the company's defined benefit plan.

S&T maintains a Thrift Plan in which substantially all employees are eligible to participate. S&T makes matching contributions to the Plan up to 3% of participants' eligible compensation and may make additional profit-sharing contributions as limited by the Plan. Expense related to these contributions amounted to $1,658,000, $1,447,000 and $1,298,000 in 2003, 2002 and 2001, respectively.

NOTE P

Incentive and Restricted Stock Plan and Dividend Reinvestment Plan

S&T adopted an Incentive Stock Plan in 1992 (Stock Plan) that provides for granting incentive stock options, nonstatutory stock options, restricted stock and stock appreciation rights (SARS). On October 17, 1994, the Stock Plan was amended to include outside directors. The Stock Plan covers a maximum of 3.2 million shares of S&T common stock and expires ten years from the date of board approval. At December 31, 2002, 3,181,822 nonstatutory stock options and 35,600 restricted stock awards had been granted under the stock plan. No further awards will be made under the 1992 Stock Plan.

S&T adopted an Incentive Stock Plan in 2003 (2003 Stock Plan) that provides for granting incentive stock options, nonstatutory stock options, restricted stock and stock appreciation rights (SARS). The 2003 Stock Plan covers a maximum of 1.5 million shares of S&T common stock and expires ten years from the date of board approval. The 2003 Stock Plan is a new compensation plan and is similar to the S&T 1992 Stock Plan, which the 2003 Stock Plan replaced. As of December 31, 2003, 350,300 nonstatutory stock options have been granted under the 2003 Stock Plan and none are currently exercisable.

Each year S&T has granted nonstatutory stock options at exercise prices equal to the fair market value of S&T common stock on the grant date.

Stock options granted under the 2003 Stock Plan have a two-year vesting period and a ten-year life, with 50% vesting each year.

In 2002, there were 35,600 shares of restricted stock awards granted at $26.60 per share. There were no restricted stock awards granted in 2003. These shares vest 25% per year over the next four years with the first vesting on January 1, 2004. During the restricted period, the recipient receives dividends and can vote the shares. Generally, if the recipient leaves S&T before the end of the restricted period, the shares will be forfeited. Compensation expense for the restricted stock is ratably recognized over the period of service, generally the restricted period, based on the fair value of the stock on the date of grant. There were no SARS issued or outstanding at December 31, 2003, 2002 and 2001. The following table summarizes the changes in the nonstatutory stock options outstanding during 2003, 2002 and 2001:

	2003		2002		2001
	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price
Outstanding at beginning of year	2,053,922	$22.11	2,100,422	$21.32	1,800,122	$20.31
Granted	350,300	29.97	189,300	26.60	420,400	24.40
Exercised	(334,250)	18.82	(235,800)	18.72	(116,200)	16.78
Forfeited	(44,700)	25.63	-	-	(3,900)	21.16
Outstanding at end of year	2,025,272	$23.93	2,053,922	$22.11	2,100,422	$21.32
Exercisable at end of year	1,580,322	$22.43	1,864,622	$21.65	1,680,022	$20.55

The following table summarizes the total shares outstanding and the range and weighted average of exercise prices and remaining contractual lives at December 31:

	2003			2002			2001
	Shares Outstanding	Exercise Price	Contractual Remaining Life (Years)	Shares Outstanding	Exercise Price	Contractual Remaining Life (Years)	Shares Outstanding	Exercise Price	Contractual Remaining Life (Years)
1994	28,000	$9.50	1	62,000	$9.50	2	62,000	$9.50	3
1995	80,000	13.13	2	132,000	13.13	3	154,000	13.13	4
1996	116,000	15.44	3	129,500	15.44	4	181,500	15.44	5
1997	181,922	20.38	4	245,922	20.38	5	288,622	20.38	6
1998	298,900	27.75	5	326,800	27.75	6	326,800	27.75	7
1999	214,600	22.88	6	284,300	22.88	7	309,800	22.88	8
2000	193,150	19.81	7	266,800	19.81	8	357,300	19.81	9
2001	378,800	24.40	8	417,300	24.40	9	420,400	24.40	10
2002	183,600	26.60	9	189,300	26.60	10	-	-	-
2003	350,300	29.97	10	-	-	-	-	-	-
Total	2,025,272	$23.93	6.7	2,053,922	$22.11	6.8	2,100,422	$21.32	7.3

Options are granted in December and have a two-year vesting period and a ten-year life, with 50% vesting each year.

S&T also sponsors a dividend reinvestment plan (Dividend Plan) whereby shareholders may purchase shares of S&T common stock at market value with reinvested dividends and voluntary cash contributions. American Stock Transfer and Trust Company, the plan administrator and transfer agent, purchases the shares on the open market to fulfill the Dividend Plan's needs.

NOTE Q

S&T Bancorp, Inc. (parent company only)
Condensed Financial Information

Balance Sheets at December 31:	2003	2002
(dollars in thousands)
ASSETS
Cash	$67	$117
Investments in:
Bank subsidiary	281,334	251,963
Nonbank subsidiary	25,408	32,428
Other assets	32,822	28,243
Total Assets	$339,631	$312,751
LIABILITIES
Dividends payable	$6,914	$6,637

Total Liabilities	6,914	6,637
Total Shareholder's Equity	332,717	306,114
Total Liabilities and Shareholder's Equity	$339,631	312,751

Statements of Income for the year ended December 31:	2003	2002	2001
(dollars in thousands)
Dividends from subsidiaries	$29,404	$69,512	$31,183
Investment income	22	88	15
Income before equity in undistributed net income of subsidiaries	29,426	69,600	31,198
Equity in undistributed net income (distribution in excess of net income) of: Bank subsidiary	25,097	8,309	9,838
Nonbank subsidiary	(2,746)	(29,305)	6,262
Net Income	$51,777	$48,604	$47,298

Statements of Cash Flows for the year ended December 31:	2003	2002	2001
(dollars in thousands)
OPERATING ACTIVITIES
Net Income	$51,777	$48,604	$47,298
Equity in undistributed net income of subsidiaries	(22,351)	(20,996)	(16,100)
Tax benefit from nonstatutory stock options exercised	1,237	1,562	292
Other	(3,889)	1,576	336
Total Provided by Operating Activities	26,774	30,746	31,826

FINANCING ACTIVITIES
Dividends	(26,726)	(25,948)	(24,205)
Net treasury stock activity	(98)	(4,703)	(7,616)
Total Used by Financing Activities	(26,824)	(30,651)	(31,821)
(Decrease) increase in Cash	(50)	95	5
Cash at Beginning of Year	117	22	17
Cash at End of Year	$67	$117	$22

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

Quantitative measures established by regulation to ensure capital adequacy require S&T to maintain minimum amounts and ratios of Tier I and Total capital to risk-weighted assets and Tier I capital to average assets. As of December 31, 2003 and 2002, S&T meets all capital adequacy requirements to which it is subject.

To be classified as well-capitalized, S&T must maintain minimum Tier I risk-based, Total risk-based and Tier I leverage ratios as set forth in the table below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(dollars in thousands)
As of December 31, 2003
Total Capital (to Risk Weighted Assets)	$296,446	12.39%	$191,434	8.00%	$239,293	10.00%
Tier I Capital (to Risk Weighted Assets)	252,784	10.56%	95,717	4.00%	143,576	6.00%
Tier I Capital (to Average Assets)	252,784	9.16%	110,362	4.00%	137,952	5.00%
As of December 31, 2002
Total Capital (to Risk Weighted Assets)	$263,829	11.63%	$181,469	8.00%	226,836	10.00%
Tier I Capital (to Risk Weighted Assets)	255,719	9.95%	90,735	4.00%	136,102	6.00%
Tier I Capital (to Average Assets)	255,719	8.46%	106,736	4.00%	133,420	5.00%

The most recent notification from the FDIC categorized S&T Bank as well-capitalized under the regulatory framework for corrective action. At December 31, 2003, S&T Bank's Tier I and Total capital ratios were 9.93% and 11.33%, respectively, and Tier I capital to average assets was 8.63%. At December 31, 2002, S&T Bank's Tier I and Total capital ratios were 9.35% and 10.60%, respectively, and Tier I capital to average assets was 7.93%.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
S&T Bancorp, Inc. and Subsidiaries

Shareholders and Board of Directors
S&T Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries (S&T) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of S&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of S&T Bancorp, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
January 16, 2004

STOCK PRICES AND DIVIDEND INFORMATION
SELECTED FINANCIAL INFORMATION

S&T Bancorp, Inc. and Subsidiaries

STOCK PRICES AND DIVIDEND INFORMATION

S&T Bancorp, Inc.'s common stock is listed on the NASDAQ National Market System (NASDAQ) under the symbol STBA. The range of sales prices for the years 2003 and 2002 is as follows and is based upon information obtained from NASDAQ. As of the close of business January 30, 2004, there were 3,157 shareholders of record of S&T Bancorp, Inc. Dividends paid by S&T are primarily provided from the Bank's dividends to S&T. The payment of dividends by the Bank to S&T is subject to the restrictions described in Note K to the Consolidated Financial Statements. The cash dividends declared shown below represent the historical per share amounts for S&T Bancorp, Inc. common stock.

	Price Range of Common Stock
2003	Low	High	Cash Dividends Declared
Fourth Quarter	$28.85	$31.25	$0.26
Third Quarter	27.49	29.84	0.26
Second Quarter	26.11	28.86	0.25
First Quarter	25.20	26.67	0.25
2002
Fourth Quarter	$24.95	$28.03	$0.25
Third Quarter	23.74	27.15	0.24
Second Quarter	24.20	27.40	0.24
First Quarter	23.30	25.50	0.24

SELECTED FINANCIAL INFORMATION

Year Ended December 31:	2003	2002	2001	2000	1999
(dollars in thousands, except per share data)
INCOME STATEMENTS
Interest income	$151,460	$151,160	$166,702	$176,184	$156,727
Interest expense	47,066	56,300	76,713	86,141	69,942
Provision for loan losses	7,300	7,800	5,000	4,000	4,000
Net interest income after provision for loan losses	97,094	87,060	84,989	86,043	82,785
Noninterest income	36,204	32,680	31,230	22,154	20,100
Noninterest expense	60,658	51,766	49,875	45,658	43,490
Income before taxes	72,640	67,974	66,344	62,539	59,395
Applicable income taxes	20,863	19,370	19,046	17,566	17,977
Net income	$51,777	$48,604	$47,298	$44,973	$41,418
PER SHARE DATA
Earnings per common share:
Net income - Basic	$1.96	$1.83	$1.76	$1.67	$1.52
Net income - Diluted	1.94	1.81	1.75	1.66	1.51
Dividends declared	$1.02	$0.97	$0.92	$0.84	$0.76
Book Value	12.48	11.51	11.01	10.28	8.88

SELECTED FINANCIAL DATA
QUARTERLY SELECTED FINANCIAL DATA
S&T Bancorp, Inc. and Subsidiaries

SELECTED FINANCIAL DATA
BALANCE SHEET TOTALS (PERIOD END):

Year Ended December 31:	2003	2002	2001	2000	1999
(dollars in thousands)
Total assets	$2,900,272	$2,823,867	$2,357,874	$2,310,290	$2,194,073
Securities	611,083	641,164	585,265	580,912	575,224
Net loans	2,069,142	1,968,755	1,615,842	1,577,629	1,469,143
Total deposits	1,962,253	1,926,119	1,611,317	1,525,332	1,435,065
Securities sold under repurchase agreements	161,370	162,513	99,837	80,686	116,009
Long-term borrowings	116,933	211,693	251,226	377,997	364,062
Total shareholders' equity	332,718	306,114	293,327	277,097	239,700

QUARTERLY SELECTED FINANCIAL DATA

	2003				2002
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
(dollars in thousands, except per share data)
SUMMARY OF OPERATIONS
Income Statements:
Interest income	$36,511	$36,909	$38,722	$39,318	$40,394	$37,843	$36,672	$36,251
Interest expense	10,323	11,439	12,380	12,924	13,854	13,826	14,147	14,473
Provision for loan losses	1,500	1,500	1,900	2,400	3,000	2,300	1,500	1,000
Net interest income after provision for loan losses	24,688	23,970	24,442	23,994	23,540	21,717	21,025	20,778
Security gains, net	4,748	1,099	1,206	1,005	1,428	2,168	1,722	1,752
Noninterest income	6,921	8,158	6,359	6,708	7,366	6,781	5,933	5,528
Noninterest expense	17,789	14,699	13,988	14,182	14,042	13,261	11,983	12,478
Income before taxes	18,568	18,528	18,019	17,525	18,292	17,405	16,697	15,580
Applicable income taxes	5,382	5,251	5,243	4,987	5,404	4,988	4,871	4,107
Net income	$13,186	$13,277	$12,776	$12,538	$12,888	$12,417	$11,826	$11,473
PER SHARE DATA
Net income-Diluted	$0.49	$0.50	$0.48	$0.47	$0.48	$0.46	$0.44	$0.43
Dividends declared	0.26	0.26	0.25	0.25	0.25	0.24	0.24	0.24
Book value	12.48	12.12	12.10	11.56	11.51	11.26	11.25	11.03
AVERAGE BALANCE SHEET TOTALS
Total assets	$2,854,065	$2,888,415	$2,850,083	$2,823,664	$2,770,040	$2,510,549	$2,396,788	$2,330,748
Securities	616,146	658,505	646,589	636,110	610,455	611,682	629,040	597,891
Net loans	2,030,468	2,021,246	1,992,402	1,978,429	1,957,496	1,741,602	1,625,312	1,593,034
Total deposits	1,925,773	1,927,257	1,921,525	1,916,768	1,919,195	1,711,484	1,624,978	1,598,061
Securities sold under repurchase agreements	129,143	124,360	162,195	169,347	155,749	127,502	104,668	106,780
Long-term borrowings	178,490	266,089	252,888	218,414	211,629	230,585	251,800	251,205
Total shareholders' equity	328,821	320,116	316,613	310,165	306,368	302,809	299,290	294,636

FINANCIAL HIGHLIGHTS S&T BANCORP, INC. AND SUBSIDIARIES
(dollars in thousands, except per share data)	2003	2002	Change	Change
FOR THE YEAR
Net Income	$51,777	$48,604	$3,173	7%
Return on Average Assets	1.81%	1.94%	(0.13)%	(7)%
Return on Average Equity	16.23%	16.15%	0.08%	1%
PER SHARE
Net Income - Basic	$1.96	$1.83	$0.13	7%
Net Income - Diluted	1.94	1.81	0.13	7%
Dividends Declared	1.02	0.97	0.05	5%
Book Value at December 31	12.48	11.51	0.97	8%
Market Value at December 31	29.80	25.05	4.75	19%
AT YEAR-END
Assets	$2,900,272	$2,823,867	$76,405	3%
Net Loans	2,069,142	1,968,755	100,387	5%
Deposits	1,962,253	1,926,119	36,134	2%
Shareholders' Equity	332,718	306,114	26,604	9%
Allowance for Loan Losses/Total Loans	1.50%	1.51%	(0.01)%	-
Nonperforming Loans/Total Loans	0.43%	0.29%	0.14%	48%

Front Cover